
13000271

EVERY CONNECTION COUNTS
EVERY CONNECTION COUNTS
EVERY CONNECTION COUNTS
EVERY CONNECTION COUNTS

EVERY CONNECTION COUNTS

EVERY CONNECTION COUNTS
EVERY CONNECTION COUNTS
EVERY CONNECTION COUNTS
EVERY CONNECTION COUNTS

2012 ANNUAL REPORT


TE
connectivity


TE
connectivity

TE Connectivity is a $13 billion world leader in connectivity. We design and manufacture products at the heart of electronic connections for the world's leading industries including Automotive, Energy, Industrial Equipment, Communications, Consumer Devices, Healthcare, and Aerospace and Defense. Our long-standing commitment to innovation and engineering excellence helps our customers solve the need for more energy efficiency, always-on communications and ever-increasing productivity. With nearly 90,000 employees in over 50 countries, TE Connectivity makes connections the world relies on to work flawlessly every day.

7,400

ENGINEERS AROUND THE WORLD

SOLVING FOR A MORE CONNECTED WORLD

For the second consecutive year, TE was recognized as a Top 100 Global Innovator by Thomson Reuters. This prestigious distinction recognizes an organization's commitment to innovation.

2012 THOMSON REUTERS
TOP 100
GLOBAL INNOVATORS


THOMSON REUTERS
TOP 100
2012



20,000
patents granted or pending

24%
of sales from new products introduced over the last 3 years



$688
million invested in R&D and engineering in fiscal year 2012

A MESSAGE TO OUR STAKEHOLDERS

Tom Lynch - Chief Executive Officer

Our vision is to be the world leader in providing the connections that enable a more connected world. This vision represents a tremendous opportunity for our company. The markets we serve are approximately $100 billion in size and are expected to grow between five and six percent annually. The world's need for more and greener energy and information anywhere, anytime are long-term positive trends that require more electronics and more connections.

Five years ago, we set out to transform our company to capitalize on this opportunity and consistently deliver strong performance. We made significant changes to harness our capabilities and deliver an extraordinary experience for our customers, outstanding value for our investors, and a great place to work for our employees. We have not wavered from our strategy even as we encountered unprecedented economic volatility and uncertainty.

STRENGTHENING TE IN 2012

2012 was another year of good progress. We strengthened the company and positioned TE for sustainable strong performance over the long haul.

We acquired Deutsch and divested two non-connectivity related businesses. With these decisions, over ninety percent of our business is focused on connectivity, up from seventy percent in 2007. This focus allows us to leverage our scale as a competitive advantage.

The acquisition of Deutsch established TE as the leader in harsh environment connectivity. With Deutsch's complementary markets and product range, we are providing connections for the most challenging applications on the planet. The integration is going well and we expect the financial returns to exceed our original expectations.

Investment in innovation continues to be a top priority. In 2012, we invested approximately $700 million, or five percent of sales, in engineering, research and development, up from $560 million in 2010. For the second consecutive year, our patent filings were up ten percent and Thomson Reuters recognized us as a "Top 100 Global Innovator." Our investments led to a robust product pipeline and breakthroughs including aluminum connectivity products for the automotive industry and technologies that deliver 25 gigabit per second speeds in the data center.

Our lean program, the TE Operating Advantage, is now deployed in every location in the company. Over the past five years, we have reduced our manufacturing footprint by fifteen percent while increasing our production capacity. In 2012, both on-time delivery and quality improved by ten percent, with several of TE's businesses leading the industry in these areas.

TE's corporate responsibility program gained momentum and was recognized by leading external organizations. In 2012, we were listed on the Dow Jones Sustainability Index North America.

Over the last five years, we have made significant investments in employee training and leadership development. These investments and our long-term approach to succession planning have created a deep leadership bench throughout the organization.


IN A WORLD WHERE
EVERYTHING IS CONNECTED,
EVERY CONNECTION COUNTS.

Beginning fiscal 2013, we organized the company into four major business segments with fifteen industry-focused business units. This structure allows us to serve customers better, leverage our capabilities more effectively and further optimize our efficiency. It also enabled several of our senior business leaders to move into expanded roles, which has been great for the organization's vitality.

2012 FINANCIAL PERFORMANCE

Our Automotive and Aerospace and Defense businesses delivered another year of strong performance. This performance was more than offset by the softness we experienced in the telecommunications and industrial markets, resulting in slightly lower sales and earnings for the year. We held adjusted operating margins at thirteen percent, despite the sales decline, due primarily to productivity improvements realized from our lean program.

For the fifth consecutive year, free cash flow approximated ten percent of revenue, exceeding $1.4 billion in 2012. We returned $526 million to shareholders through dividends and share repurchases and increased our dividend by seventeen percent.

Our significant and consistent cash flow generation was an important factor that led to the recent upgrade of our credit rating to BBB+ by Standard and Poor's.

LOOKING FORWARD

TE is a focused connectivity company today. We are strongly positioned to capitalize on the long-term fundamental trends driving the need for greater connectivity in the markets we serve.

I am bullish about the prospects for all of our businesses. Each has a robust product pipeline and the global presence our customers need. The following are our key objectives:

- Transportation Solutions – Our goals are to continue growing faster than the market and extend our leadership position. The industry is expected to grow to 100 million vehicles per year, and electronic content in vehicles is projected to increase. This growth is great for our business. Our 2,000 engineers, located close to every major manufacturer in the world, are delivering more innovative products than ever before to enable our customers to provide safer, more fuel-efficient and more connected vehicles.

- Industrial Solutions – The four markets we serve in this segment — Industrial Equipment; Energy; Aerospace, Defense and Marine; and Medical — require products that must stand up to and perform in the most demanding settings. TE is a leader in these attractive markets with a product portfolio to solve connectivity needs even in the most challenging environments. With a greater need for energy efficiency, communications and advanced technology, these markets are fueling the need for more electronics and innovation. We expect to capitalize on these strong growth trends by leveraging TE's existing leadership position and the products and capabilities of Deutsch.

• Broadband Networks – The insatiable need for information anytime and anywhere is driving the demand for ultra high-speed broadband networks. In some places already, a gigabit of bandwidth is available to the home. The only way to deliver these speeds is with a fiber-rich broadband network. TE is the market leader connecting every part of this network. In the past two years, the networks market has been soft. During this time, we have reduced costs and accelerated our new product development efforts. We are poised for significant sales and profit acceleration as the market returns to growth.

• Consumer Devices – This is a $15 billion connectivity market today, and growing rapidly as forecasted sales of devices double by 2016. With ever-expanding capabilities, smart phones and tablets are becoming indispensable to users. The need to be always-on and connected requires more connectivity and innovation than ever before including smaller, faster and more reliable connectors, antennas and cables. Creating innovative products has been a key focus of TE and our new designs are being increasingly adopted by the leading device brands. 2012 was a turnaround year and 2013 is a year of building momentum in this business. I fully expect that TE will deliver strong performance in this market over the longer term.

• Shareholder Returns – We expect to continue to generate significant free cash flow, and to return approximately two-thirds of our free cash flow to shareholders. We have proposed an additional dividend increase of nineteen percent effective June 2013. This increase will bring our annual dividend to $1 per share.

TE is a strong company and we have improved every important aspect of our business over the last five years. We are committed to performing well and returning significant capital to our shareholders in a tough economy, and are poised to deliver strong sales, earnings and cash flow growth as the global economy recovers.

I have never felt better about our company's focus and capability. Thank you to our customers, shareholders and employees for your continued support.

Tom Lynch

FISCAL YEAR 2012 PERFORMANCE

$13.3 billion in sales

$2.86 Adjusted EPS*

$1.43 billion Free Cash Flow*

$3.5 billion Sales from Emerging Markets

$526 million Returned to Shareholders

*See Non-GAAP Measures

BOARD OF DIRECTORS

Frederic M. Poses*
Chief Executive Officer
Ascend Performance Materials

Dr. Pierre R. Brondeau
President, Chair &
Chief Executive Officer
FMC Corporation

Dr. Juergen W. Gromer
Retired President
Tyco Electronics

Dr. William A. Jeffrey
Chief Executive Officer
& President
HRL Laboratories, LLC

Thomas J. Lynch
Chief Executive Officer
TE Connectivity Ltd.

Yong Nam
Advisor
LG Electronics, Inc.

Daniel J. Phelan
Consultant
GlaxoSmithKline plc

Lawrence S. Smith
Retired Executive
Vice President & Co-CFO
Comcast Corporation

Paula A. Sneed
Chair & Chief Executive Officer
Phelps Prescott Group, LLC

David P. Steiner
President, Chief Executive Officer
& Director
Waste Management, Inc.

John C. Van Scoter
President, Chief Executive Officer
& Director
eSolar, Inc.

*Non-Executive Chairman
of the TE Connectivity Ltd.
Board of Directors

LEADERSHIP TEAM

Thomas J. Lynch
Chief Executive Officer

Mario Calastri
Senior Vice President
Treasurer

Terrence R. Curtin
Executive Vice President
President, Industrial Solutions

Joseph B. Donahue
Executive Vice President
Chief Operating Officer
President, Network Solutions

Bradley A. Gambill
Senior Vice President
Strategy & Business
Development

Robert W. Hau
Executive Vice President
Chief Financial Officer

John S. Jenkins, Jr.
Executive Vice President
General Counsel

Jane A. Leipold
Senior Vice President
Global Human Resources

Steven T. Merkt
President, Transportation Solutions

Minoru Okamoto
Senior Advisor to the CEO

James O'Toole
President, Consumer Solutions

Robert J. Ott
Senior Vice President
Corporate Controller

Eric J. Resch
Senior Vice President
Chief Tax Officer

Robert N. Shaddock
Executive Vice President
Chief Technology Officer

Joan E. Wainwright
Senior Vice President
Channel, Marketing &
Communications



$5.1 billion of sales

TRANSPORTATION

100 MILLION VEHICLES IN 5 YEARS

Automotive production is expected to reach 100 million cars in five years, up from 80 million today. Vehicles are becoming safer, smarter and more fuel-efficient. These dynamics are driving the demand for more electronics, and more TE products than ever before.

TE's connectivity and sensor products enable critical electronic functions from power management systems and smart engine controls that increase fuel efficiency, to active and passive systems that improve safety, and navigation systems for smarter vehicles.

TE's content opportunity is expected to reach $200+ per vehicle in five years, an increase of four to six percent annually.

Figures shown are fiscal year 2012 sales.

WHERE FAILURE IS NOT AN OPTION

From aircraft enduring stress at 35,000 feet to devices used by surgeons to save lives, TE's innovation, design and quality make connectivity possible in environments where failure is not an option.

Our Industrial products connect and distribute power and data safely and reliably nearly everywhere in the world — in factories, power plants, oil rigs, trains, planes, hospitals and more. Our opportunity is significant and expanding due to growing infrastructure investments in emerging markets, a drive to increase efficiency through automation and weight reduction, and the need to deliver energy efficiently and reliably to the world.

With the acquisition of Deutsch in 2012, we expanded our product range for harsh environment applications. Today, TE offers customers the most complete range of ruggedized solutions to solve almost any connectivity challenge.

$3.0 billion of sales

INDUSTRIAL

Figures shown are fiscal year 2012 sales.

1.8 BILLION DEVICES BY 2016

In 2012, smart phone sales topped 700 million units, tablet sales grew over eighty percent and newly-introduced mini tablet sales surged. By 2016, worldwide sales of these devices is expected to reach 1.8 billion units, doubling 2012 levels.

Today's powerful, faster and thinner devices are driving the need for more advanced technology. TE engineers are delivering on this need with innovative ultra-compact antennas, connectors and cables that enable connectivity in today's hottest-selling devices.

$1.9 billion of sales

CONSUMER



Figures shown are fiscal year 2012 sales.


$3.3 billion of sales
NETWORKS

GIGABIT SPEED TO THE HOME

The next frontier in broadband, ultrafast Internet speeds that deliver up to a gigabit per second, has arrived.

Robust fiber networks are the only method of delivering information at such high speeds. TE's acquisition of ADC and significant investments in fiber optic technologies have positioned us to deliver the leading range of fiber connectivity products in the market.

As the world leader in fiber connectivity, TE's advanced fiber connectivity technologies are behind the world's largest fiber network deployments including Australia's National Broadband Network delivered by NBN Co. Representing over $500 million in sales to TE over the life of the program, when finished, at least ninety-three percent of Australia's homes, schools and workplaces will have access to superfast broadband services.

Figures shown are fiscal year 2012 sales.

MAKING A DIFFERENCE

This year, TE Connectivity was listed on the Dow Jones Sustainability Index North America. Compared to our industry peers, the Index ranked TE at the top for governance and placed TE in the 95th percentile for labor practice indicators and human rights.


Dow Jones
Sustainability Indexes
Member 2012/13

fiscal year 2012
global giving

1,500
CHARITABLE ORGANIZATIONS

Books for China: TE's Nourishing Green Shoots Project Supports a Primary School Near Zibo, China

GLOBAL COMMUNITY OUTREACH

Reflecting TE's commitment to the communities in which we operate, thousands of TE employees from all over the world volunteer their time and donate to local communities and organizations in need.

A Visit to an Orphanage in Thailand

TE Connectivity's Automotive team members spent an unforgettable day with over 30 children from Father Ray Children's Village, a home for homeless children. The team raked, removed debris, and cleared up fallen trees to create a safe and clean yard for children to enjoy. At the end of the day, the children were presented with backpacks filled with hats, toothbrushes, toothpaste, soaps and jumping ropes – leaving a lasting impression on the children as well as a feeling of joy and satisfaction across the TE volunteer team.



TOP 100

Newsweek
Green Rankings 2012

fiscal year 2012
global charity

$4.3M

CONTRIBUTED

Figure shown is fiscal year 2012 in millions (M).

TE'S GLOBAL REACH

As our customers become more global, they can count on TE to be close by. With talented engineering, sales and service teams in every major country around the world, TE works with customers to solve a full range of connectivity needs.

$4.3B
AMERICAS

$2.2B
CHINA

$13.3B sales worldwide

Figures shown are fiscal year 2012 sales in billions (B).

$2.5B
ASIA (excluding China)


$4.3B
EMEA

OUR CORE VALUES

INTEGRITY

We must demand of ourselves and of each other the highest standards of individual and corporate integrity. We safeguard company assets. We comply with all laws and company policies. We are dedicated to diversity, fair treatment, mutual respect and trust.

ACCOUNTABILITY

We honor the commitments we make and take personal responsibility for all actions and results. We create an operating discipline of continuous improvement that is an integral part of our culture.

TEAMWORK

We foster an environment that encourages innovation, creativity, excellence and results through teamwork. We practice leadership that teaches, inspires and promotes full participation and career development. We encourage open and effective communication and interaction.

INNOVATION

We recognize that innovation is the foundation of our business. We challenge ourselves to develop new and improved ideas for all that we do. We encourage, expect and value creativity, openness to change, and fresh approaches.

NON-GAAP MEASURES

"Adjusted Operating Margin," "Adjusted Earnings Per Share" and "Free Cash Flow" (FCF) and are non-GAAP* measures and should not be considered replacements for GAAP results. (*U.S. Generally Accepted Accounting Principles)

We present operating margin before special items including charges or income related to legal settlements and reserves, restructuring and other charges, acquisition related charges, impairment charges, and other income or charges, if any ("Adjusted Operating Margin"). We present Adjusted Operating Margin before special items to give investors a perspective on the underlying business results. It also is a significant component in our incentive compensation plans. This measure should be considered in conjunction with operating margin calculated using our GAAP results in order to understand the amounts, character and impact of adjustments to operating margin.

We present operating income before special items including charges or income related to legal settlements and reserves, restructuring and other charges, acquisition related charges, impairment charges, and other income or charges, if any ("Adjusted Operating Income"). We utilize Adjusted Operating Income to assess segment level core operating performance and to provide insight to management in evaluating segment operating plan execution and underlying market conditions. It also is a significant component in our incentive compensation plans. Adjusted Operating Income is a useful measure for investors because it provides insight into our underlying operating results, trends, and the comparability of these results between periods. The difference between Adjusted Operating Income and operating income (the most comparable GAAP measure) consists of the impact of charges or income related to legal settlements and reserves, restructuring and other charges, acquisition related charges, impairment charges, and other income or charges, if any, that may mask the underlying operating results and/or business trends. The limitation of this measure is that it excludes the financial impact of items that would otherwise either increase or decrease our reported operating income. This limitation is best addressed by using Adjusted Operating Income in combination with operating income (the most comparable GAAP measure) in order to better understand the amounts, character and impact of any increase or decrease on reported results.

We present diluted earnings per share from continuing operations attributable to TE Connectivity Ltd. before special items, including charges or income related to legal settlements and reserves, restructuring and other charges, acquisition related charges, impairment charges, tax sharing income related to certain proposed adjustments to prior period tax returns and other tax items, certain significant special tax items, other income or charges, if any, and, if applicable, related tax effects ("Adjusted Earnings Per Share"). We present Adjusted Earnings Per Share because we believe that it is appropriate for investors to consider results excluding these items in addition to results in accordance with GAAP. We believe such a measure provides a picture of our results that is more comparable among periods since it excludes the impact of special items, which may recur, but tend to be irregular as to timing, thereby making comparisons between periods more difficult. It also is a significant component in our incentive compensation plans. The limitation of this measure is that it excludes the financial impact of items that would otherwise either increase or decrease our reported results. This limitation is best addressed by using Adjusted Earnings Per Share in combination with diluted earnings per share from continuing operations attributable to TE Connectivity Ltd. (the most comparable GAAP measure) in order to better understand the amounts, character and impact of any increase or decrease on reported results.

"Free Cash Flow" (FCF) is a useful measure of our performance and ability to generate cash. It also is a significant component in our incentive compensation plans. The difference between net cash provided by continuing operating activities (the most comparable GAAP measure) and FCF (the non-GAAP measure) consists mainly of significant cash outflows and inflows that we believe are useful to identify. We believe free cash flow provides useful information to investors as it provides insight into the primary cash flow metric used by management to monitor and evaluate cash flows generated from our operations. The difference reflects the impact from net capital expenditures, voluntary pension contributions, and special items, if any.

Net capital expenditures are subtracted because they represent long-term commitments. Voluntary pension contributions are subtracted from the GAAP measure because this activity is driven by economic financing decisions rather than operating activity. Certain special items, including net payments related to pre-separation tax matters, also are considered by management in evaluating free cash flow. We believe investors should consider these items in evaluating our free cash flow. We forecast our cash flow results excluding any voluntary pension contributions because we have not yet made a determination about the amount and timing of any such future contributions. In addition, our forecast excludes the cash impact of special items because we cannot predict the amount and timing of such items.

FCF as presented herein may not be comparable to similarly-titled measures reported by other companies. The primary limitation of this measure is that it excludes items that have an impact on our GAAP cash flow. Also, it subtracts certain cash items that are ultimately within management's and the Board of Directors' discretion to direct and may imply that there is less or more cash available for our programs than the most comparable GAAP measure indicates. This limitation is best addressed by using FCF in combination with the GAAP cash flow results. It should not be inferred that the entire free cash flow amount is available for future discretionary expenditures, as our definition of free cash flow does not consider certain non-discretionary expenditures, such as debt payments. In addition, we may have other discretionary expenditures, such as discretionary dividends, share repurchases, and business acquisitions, that are not considered in the calculation of free cash flow.

Because we do not predict the amount and timing of special items that might occur in the future, and our forecasts are developed at a level of detail different than that used to prepare GAAP-based financial measures, we do not provide reconciliations to GAAP of our forward-looking financial measures.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES TO GAAP FINANCIAL MEASURES

US$ IN MILLIONS, EXCEPT PER SHARE DATA

FISCAL YEAR 2012	U.S. GAAP	ADJUSTMENTS: Acquisition Related Charges[1]	Restructuring and Other Charges, Net	Tax Items[2]	Adjusted (Non-GAAP)[3]
Operating Income	$ 1,518	$ 116	$ 114	$ -	$ 1,748
Operating Margin	11.4%				13.2%
Diluted Earnings per Share from Continuing Operations Attributable to TE Connectivity Ltd.	$ 2.70	$ 0.21	$ 0.19	$ (0.25)	$ 2.86

(1) Includes $75 million of non-cash amortization associated with fair value adjustments primarily related to acquired inventories and customer order backlog recorded in cost of sales, $27 million of acquisition and integration costs, and $14 million of restructuring costs.

(2) Includes other income adjustment related to reimbursements by Tyco International and Covidien in connection with pre-separation tax matters. Also includes income tax expense adjustments related to income tax benefits recognized in connection with a reduction in the valuation allowance associated with certain tax loss carryforwards and income tax expense associated with certain non-U.S tax rate changes.

(3) See description of non-GAAP measures contained in this report.

FREE CASH FLOW RECONCILIATION

IN US$ MILLIONS

FISCAL YEAR 2012	
Net cash provided by continuing operating activities	$ 1,888
Capital expenditures	(533)
Proceeds from sale of property, plant, and equipment	23
Payments related to pre-separation tax matters, net	19
Payments related to accrued interest on debt assumed in the acquisition of Deutsch	17
Payments to settle acquisition-related foreign currency derivative contracts	20
Free cash flow[1]	$ 1,434

(1) See description of non-GAAP measures contained in this report.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

This report contains certain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to risks, uncertainty and changes in circumstances, which may cause actual results, performance, financial condition or achievements to differ materially from anticipated results, performance, financial condition or achievements. All statements contained herein that are not clearly historical in nature are forward-looking and the words "anticipate," "believe," "expect," "estimate," "plan," and similar expressions are generally intended to identify forward-looking statements. We have no intention and are under no obligation to update or alter (and expressly disclaim any such intention or obligation to do so) our forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by law. The forward-looking statements in this report include statements addressing our future financial condition and operating results. Examples of factors that could cause actual results to differ materially from those described in the forward-looking statements include, among others, business, economic, competitive and regulatory risks, such as conditions affecting demand for products, particularly the automotive industry and the telecommunications, computer and consumer electronics industries; competition and pricing pressure; fluctuations in foreign currency exchange rates and commodity prices; natural disasters and political, economic and military instability in countries in which we operate; developments in the credit markets; future goodwill impairment; compliance with current and future environmental and other laws and regulations; the possible effects on us of changes in tax laws, tax treaties and other legislation; the risk that the operations of Deutsch Group SAS will not be successfully integrated into ours; and the risk that revenue opportunities, cost savings and other anticipated synergies from the Deutsch acquisition may not be fully realized or may take longer to realize than expected. More detailed information about these and other factors is set forth in TE Connectivity Ltd.'s Annual Report on Form 10-K for the fiscal year ended September 28, 2012 as well as in our Current Reports on Form 8-K and other reports filed by us with the U.S. Securities and Exchange Commission.

NEW BUSINESS SEGMENTS IN FISCAL YEAR 2013

The fiscal year 2012 business segment sales reported on prior pages of this report (Transportation Solutions $5.1 billion; Industrial Solutions $3.0 billion; Consumer Solutions $1.9 billion; and Network Solutions $3.3 billion) reflect sales based on our new business segment financial reporting structure implemented on the first day of fiscal year 2013 (September 29, 2012). For further financial information reflecting the new segments, see TE Connectivity Ltd.'s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on December 17, 2012.

TE CONNECTIVITY LTD.
ANNUAL REPORT
TABLE OF CONTENTS

	Page
Business	1
Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	12
Selected Financial Data	14
Management's Discussion and Analysis of Financial Condition and Results of Operations	15
Quantitative and Qualitative Disclosures About Market Risk	47
Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	49
Controls and Procedures	49
Consolidated Financial Statements	51
Statutory Financial Statements	135

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this Annual Report, including in the sections entitled "Business," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Quantitative and Qualitative Disclosures about Market Risk," that are based on our management's beliefs and assumptions and on information currently available to our management. Forward-looking statements include, among others, the information concerning our possible or assumed future results of operations, business strategies, financing plans, acquisitions and divestitures, competitive position, potential growth opportunities, potential operating performance improvements, the effects of competition, and the effects of future legislation or regulations. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words "believe," "expect," "plan," "intend," "anticipate," "estimate," "predict," "potential," "continue," "may," "should," or the negative of these terms or similar expressions.

Forward-looking statements involve risks, uncertainties, and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. You should not put undue reliance on any forward-looking statements. We do not have any intention or obligation to update forward-looking statements after we file this report except as required by law.

The risk factors identified in this Annual Report and those discussed in our Annual Report on Form 10-K for the fiscal year ended September 28, 2012 filed with the United States Securities and Exchange Commission (the "SEC") could cause our results to differ materially from those expressed in forward-looking statements. There may be other risks and uncertainties that we are unable to predict at this time or that we currently do not expect to have a material adverse effect on our business.

BUSINESS

Overview

TE Connectivity Ltd. ("TE Connectivity," or the "Company," which may be referred to as "we," "us," or "our") is a global company that designs and manufactures approximately 500,000 products that connect and protect the flow of power and data inside millions of products used by consumers and industries. We partner with customers in a broad array of industries from consumer electronics, energy, and healthcare to automotive, aerospace, and communication networks.

In March 2011, our shareholders approved an amendment to our articles of association to change our name from "Tyco Electronics Ltd." to "TE Connectivity Ltd." The name change was effective March 10, 2011. Our ticker symbol "TEL" on the New York Stock Exchange remained unchanged.

Tyco Electronics Ltd. was incorporated in Bermuda in fiscal 2000 as a wholly-owned subsidiary of then Bermuda-based Tyco International Ltd. ("Tyco International"). Effective June 29, 2007, Tyco International distributed all of our shares to its common shareholders (referred to in this report as the "separation"). We became an independent, publicly traded company owning the former electronics businesses of Tyco International.

Our business was formed principally through a series of acquisitions, from fiscal 1999 through fiscal 2002, of established electronics companies and divisions, including the acquisition of AMP Incorporated and Raychem Corporation in fiscal 1999, and the Electromechanical Components Division of Siemens and OEM Division of Thomas & Betts in fiscal 2000. These companies each had more than 50 years of history in engineering and innovation excellence. We operated as a segment of Tyco International prior to our separation.

Effective June 25, 2009, we discontinued our existence as a Bermuda company as provided in Section 132G of the Companies Act of 1981 of Bermuda, as amended, and, in accordance with article 161 of the Swiss Federal Code on International Private Law, continued our existence as a Swiss corporation under articles 620 et seq. of the Swiss Code of Obligations. The rights of holders of our shares are governed by Swiss law, our Swiss articles of association, and our Swiss organizational regulations.

We acquired Deutsch Group SAS ("Deutsch") and ADC Telecommunications, Inc. ("ADC") in fiscal 2012 and 2011, respectively. See Note 5 to the Consolidated Financial Statements for additional information relating to these acquisitions.

We operate through three reporting segments: Transportation Solutions, Communications and Industrial Solutions, and Network Solutions. Our reporting segments manufacture and distribute our products and solutions to a number of end markets. The table below provides a summary of our reporting segments, the fiscal 2012 net sales contribution of each segment, and the key products and industry end markets that we serve:

Segment	Transportation Solutions	Communications and Industrial Solutions	Network Solutions
% of Fiscal 2012 Net Sales	**45%**	**30%**	**25%**
Key Products	• Connector systems • Relays • Wire and cable • Circuit protection devices • Sensors • Heat shrink tubing and molded parts • Application tooling	• Connector systems • Relays • Circuit protection devices • Antennas • Heat shrink tubing	• Connector systems • Heat shrink and cold applied tubing • Fiber optics • Wire and cable • Racks and panels • Wireless • Undersea telecommunication systems
Key Markets	• Automotive • Aerospace, Defense, and Marine	• Industrial • Consumer Devices • Data Communications • Appliance	• Telecom Networks • Energy • Enterprise Networks • Subsea Communications

See Notes 1 and 23 to the Consolidated Financial Statements for additional segment and geographic financial information relating to our business.

Our Competitive Strengths

We believe that we have the following competitive strengths:

- *Portfolio of market-leading connectivity businesses.* We are leaders in many of the markets we serve, and the opportunity for growth in those markets is significant. We believe our three segments serve a combined market of approximately $90 billion that is expected to grow at an estimated annual growth rate of 6% over the next five years.
- *Global leader in passive components.* With net sales of $13.3 billion in fiscal 2012, we are significantly larger than many of our competitors. In the fragmented connector industry, which we estimated to be approximately $50 billion in fiscal 2012, our net sales were approximately $7.9 billion. We have established a global leadership position in the connector industry with leading market positions in the following markets:
  - Automotive—#1
  - Industrial—#1
  - Telecom/data communications—#1
  - Computers and peripherals—#4

  Our scale provides us the opportunity to accelerate our sales growth by making larger investments in existing and new technologies and businesses in our core markets and to expand our presence in emerging markets. Our leadership position also provides us the opportunity to lower our purchasing costs by developing lower cost sources of supply and to maintain a flexible manufacturing footprint worldwide that is close to our customers' locations.
- *Strong customer relationships.* As an industry leader, we have established close working relationships with many of our customers. These relationships allow us to better anticipate and respond to customer needs when designing new products and new technical solutions. By working with our customers in developing new products and technologies, we believe we are able to identify and act on trends and leverage knowledge about next-generation technology across our products.

- *Process and product technology leadership.* We employ approximately 7,400 engineers dedicated to product research, development, and engineering. Our investment of $688 million in product and process engineering and development together with our capital spending of $533 million in fiscal 2012 enable us to consistently provide innovative, high-quality products with efficient manufacturing methods.
- *Diverse product mix and customer base.* We manufacture and sell a broad portfolio of products to customers in various industries. Our customers include many of the leaders in their respective industries, and our relationships with them typically date back many years. We believe that this diversified customer base provides us an opportunity to leverage our skills and experience across markets and reduces our exposure to particular end markets, thereby reducing the variability of our financial performance. Additionally, we believe that the diversity of our customer base reduces the level of cyclicality in our results and distinguishes us from our competitors.
- *Global presence.* We have an established manufacturing presence in over 20 countries and our sales are global. Our global coverage positions us near our customers' locations and allows us to assist them in consolidating their supply base and lowering their production costs. We believe our balanced sales distribution lowers our exposure to any particular geography and improves our financial profile.
- *Strong management team and employee base.* We believe our management team has the experience necessary to effectively execute our strategy and advance our product and technology leadership. Our Chief Executive Officer and segment leaders average more than 20 years of industry experience. They are supported by an experienced and talented management team that is dedicated to maintaining and expanding our position as a global leader in the industry.

  We have approximately 88,000 employees who are based throughout the world. We continue to emphasize employee development and training, and we embrace diversity. Our strong employee base, along with their commitment to uncompromising values, provides the foundation of our company's success.

Our Strategy

We want to be a premier partner to our customers; we want our employees to thrive, be highly engaged, and view our company as a great place to work; and we want to generate superior returns for our shareholders. These three basic tenets are the focus of our strategy and drive all that we do. Our strategy is built on core values of integrity, accountability, teamwork, and innovation. We expect our employees to do the right thing, take responsibility, work together, and innovate.

Our goal is to be the world leader in providing custom-engineered electronic components and solutions for an increasingly connected world. We believe that in achieving this, we will increase net sales and profitability across our segments in the markets that we serve. We intend to continue our growth by focusing on the following priorities:

- *Deliver extraordinary customer service.* We are broadening the concept of service to embrace every aspect of how we reach and serve our customers. We are increasing our focus on our strategic accounts through direct sales, better leveraging the distribution channel, and revolutionizing our web presence and eBusiness programs. These initiatives, along with our company-wide improvement program designed to improve productivity, reduce costs, and ultimately deliver greater satisfaction to our customers and greater value to shareholders, will enable us to broaden our customer reach and increase customer satisfaction while enabling us to serve customers better and more cost effectively.
- *Strengthen our innovation leadership.* Technology leadership is critical to our business. We seek to continue to strengthen our process and product technology leadership and to increase the

percentage of our annual net sales from new products. In fiscal 2012, we derived approximately 24% of our net sales from new products launched within the previous three years. We intend to continue to focus our research, development, and engineering investment on next generation technologies and highly engineered products and platforms, and leverage innovation across our segments.

- *Extend our leadership in emerging markets.* We seek to improve our market leadership position in emerging geographic regions, including China, Eastern Europe, Brazil, and India, which we expect will experience higher growth rates than those of more developed regions in the world. In fiscal 2012, we generated $2.0 billion of net sales in China, $1.0 billion of net sales in Eastern Europe, $0.3 billion of net sales in Brazil, and $0.2 billion of net sales in India. We believe that expansion in these regions will enable us to grow faster than the overall global market.
- *Lead in smart connectivity.* Smart connectivity complements and expands on innovation leadership. It adds more functionality and intelligence wherever connectivity occurs. Our focus on smart connectivity enables us to provide more value to our customers by offering products that do more and solve more.
- *Supplement organic growth with strategic partnerships and acquisitions.* We will evaluate and selectively pursue strategic partnerships and acquisitions that strengthen our market position, enhance our existing product offerings, enable us to enter attractive markets, expand our technological capabilities, and provide synergy opportunities.

Our Products

Our net sales by reporting segment as a percentage of our total net sales was as follows:

	Fiscal		
	2012	**2011**	**2010**
Transportation Solutions	45%	41%	41%
Communications and Industrial Solutions	30	34	38
Network Solutions	25	25	21
Total	100%	100%	100%

Transportation Solutions

The Transportation Solutions segment is a leader in electronic components, including connectors, relays, wire and cable, circuit protection devices, sensors, and heat shrink tubing and molded parts, as well as application tooling and custom-engineered solutions for the automotive and aerospace, defense, and marine markets. The following are the primary product families sold by the segment:

- *Connector Systems and Components.* We offer an extensive range of electrical and electronic interconnection products. These connectors include a wide variety of pin and socket, terminal, USB, coaxial, input/output, fiber optic, power, and circular connectors, as well as sophisticated interconnection products used in complex aerospace, defense, and marine equipment and custom connectivity solutions for harsh environment applications.
- *Relays.* Our relay products can be used in a wide range of applications in the automotive industry, including electric sunroofs, anti-lock braking systems, and fuel injection coils. Also, our relay products can be used in a variety of high-performance applications for the aerospace and defense industries.
- *Wire and Cable.* We provide highly engineered cable and wire products to the aerospace, defense, and marine markets. We offer a broad range of cable, including NASA-specification

cable and other cables suitable for use in rugged applications within the aerospace, defense, and marine (oil and gas exploration) industries.

- *Circuit Protection Devices.* We offer a diverse range of circuit protection devices, which limit the flow of current during fault conditions and automatically reset after the fault is cleared and power to the circuit is restored. We also offer surface-mount chip fuses, gas discharge tubes for overvoltage protection, electrostatic discharge protection devices, and hybrid protection devices.
- *Sensors.* We offer a customized engineered portfolio of non-contact position and speed sensor technologies mainly for the automotive industry that include high measurement standards, robust housing technologies, and temperature stable designs for a variety of powertrain, safety, and chassis applications.
- *Heat Shrink Tubing and Molded Parts.* We offer hundreds of reliable, cost-effective products to seal, connect, insulate, protect, hold, and bundle high-performance electrical harnesses. We also provide customized harnessing design, prototype, and build services.
- *Application Tooling.* We offer a broad portfolio of hand tools, semi-automatic bench machines, and fully-automatic machine systems for processing terminal products.

In addition to the above product families, which represent over 90% of the Transportation Solutions segment's net sales, we also offer clocksprings, identification products, fiber optics, and antennas.

Communications and Industrial Solutions

The Communications and Industrial Solutions segment is one of the world's largest suppliers of electronic components, including connectors, relays, circuit protection devices, antennas, and heat shrink tubing. Our products are used primarily in the industrial machinery, consumer devices, data communications, and household appliance markets. The following are the primary product families sold by the segment:

- *Connector Systems and Components.* We offer connector products including a wide variety of pin and socket, terminal, USB, coaxial, input/output, fiber optic, and power connectors, as well as sophisticated interconnection products used in complex telecommunications, computer, and medical equipment.
- *Relays.* Our relay products can be used in a wide range of applications in the telecommunications, industrial, and appliance markets, including signal and power relay technologies for the telecommunications industry.
- *Circuit Protection Devices.* We offer a diverse range of circuit protection devices, which limit the flow of current during fault conditions and automatically reset after the fault is cleared and power to the circuit is restored. We also offer surface-mount chip fuses, gas discharge tubes for overvoltage protection, electrostatic discharge protection devices, and hybrid protection devices.
- *Antennas.* We offer application specific and standard antenna products in a variety of structures to enable our customers to complete the transmission of wireless voice and data over a full range of protocols.
- *Heat Shrink Tubing.* We offer hundreds of reliable, cost-effective products to seal, connect, insulate, protect, hold, and bundle high-performance electrical harnesses. We also provide customized harnessing design, prototype, and build services.

In addition to the above product families, which represent over 90% of the total Communications and Industrial Solutions segment's net sales, the segment also sells identification products, wire and cable, memory card products, switches, and battery assemblies.

Network Solutions

The Network Solutions segment is one of the world's largest suppliers of infrastructure components and systems for the telecommunications and energy markets. Our products include connectors, heat shrink and cold applied tubing, fiber optics, wire and cable, racks and panels, and wireless products. We are also a leader in developing, manufacturing, installing, and maintaining some of the world's most advanced subsea fiber optic communications systems. The following are the primary product families sold by the segment:

- *Connector Systems and Components.* We offer an extensive range of low, medium, and high-voltage connectors and splices, cable assemblies, sealing systems, terminals, fittings, lugs and clamps, transmission line fittings, splice closures, grounding hardware, and wall and floor outlets for voice and data connection to local area networks.
- *Heat Shrink and Cold Applied Tubing.* We offer tubing for heat shrinkable and cold applied closures, wrap-around sleeves, and molded parts designed to better protect both high- and low-voltage circuits against harsh aerial, buried, and above-ground environments.
- *Fiber Optics.* We provide fiber optic connectors, splices, fiber optic splice closures, fiber management systems, high density cable assemblies, couplers and splitters, and complete cabling systems. These products find use in both local-area and wide-area networks and "Last-Mile" Fiber-to-the-Home installations.
- *Wire and Cable.* We provide wire and cable for indoor and outdoor use in office, factory floor, school, and residential voice, data, and video networks, including copper and fiber optic distribution cables, shielded and unshielded twisted-pair cables, armored cable, and patch cords.
- *Racks and Panels.* We provide racks and panels that are used to integrate, organize, and manage fiber and copper cables and splices, thereby simplifying installation, maintenance, and upgrades for both exchange/head end and customer premise environments.
- *Wireless.* We offer solutions for radio frequency distribution and distributed antenna systems. These products provide wireless coverage and capacity and operate as an extension of the wireless network, expanding the reach of both in-building and outdoor signals.
- *Undersea Telecommunication Systems.* We design, build, maintain, and test undersea fiber optic networks for the telecommunication and oil and gas markets.

In addition to the above product families, which represent over 90% of the total Network Solutions segment's net sales, the segment also sells printed circuit board devices, relays, network interface devices, and application tooling.

Markets

We sell our products to manufacturers and distributors in a number of major markets. The approximate percentage of our total net sales by market in fiscal 2012 was as follows:

Markets	Percentage
Automotive	39%
Telecommunications	13
Telecom Networks	8
Energy	7
Industrial	7
Aerospace, Defense, and Marine	6
Enterprise Networks	5
Computer	5
Appliance	4
Medical	2
Other	4
Total	100%

Automotive. The automotive and industrial transportation industry uses our products in motor management systems for combustion and electric vehicles, body electronic applications, safety systems, chassis systems, security systems, driver information, passenger entertainment, and comfort and convenience applications. Electronic components regulate critical vehicle functions, from fuel intake to braking, as well as information, entertainment, and climate control systems.

Telecommunications. Our products are used in telecommunications products, such as data networking equipment, switches, routers, wire line infrastructure equipment, wireless infrastructure equipment, wireless base stations, mobile phones, and undersea fiber optic telecommunication systems.

Telecom Networks. Our products are used by communication service providers to facilitate the high-speed delivery of services from central offices to customer premises. This industry services the needs of emerging countries that are building out their communications infrastructure as well as countries upgrading networks to support high-speed internet connectivity and delivery of high-definition television.

Energy. The energy industry uses our products in power generation equipment and power transmission equipment. The industry has been investing heavily to improve, upgrade, and restore existing equipment and systems. In addition, this industry addresses the needs of emerging countries that are building out and upgrading their energy infrastructure.

Industrial. Our products are used in factory automation and process control systems, photovoltaic systems, industrial motors and generators, general industrial machinery and equipment, and commercial and building equipment.

Aerospace, Defense, and Marine. Our products are used in military and commercial aircraft, missile systems, military ground systems, satellites, space programs, radar systems, and offshore oil and gas applications.

Enterprise Networks. We provide structured cabling systems and cable management products for commercial buildings and office campuses, products that enable high-bandwidth voice and data communications throughout facilities ranging from data centers to office buildings to hotel and resort complexes.

Computer. Our products are used in computer products, such as servers and storage equipment, workstations, notebook computers, tablet computers, desktop computers, and business and retail equipment.

Appliance. Our products are used in many household appliances, including refrigerators, washers, dryers, dishwashers, and microwaves.

Medical. Our products are used in a wide variety of medical devices, ranging from diagnostic and monitoring equipment, surgical devices, ultrasound systems, and energy-based catheters.

Other. Our products are used in numerous products, including instrumentation and measurement equipment, consumer electronics, and railway equipment.

Customers

Our customers include automobile, telecommunication, computer, industrial, aerospace, and consumer products manufacturers that operate both globally and locally. Our customers also include contract manufacturers and third-party distributors. We serve over 200,000 customer locations in over 150 countries, and we maintain a strong local presence in each of the geographic regions in which we operate.

Our net sales by geographic region as a percentage of our total net sales were as follows:

	Fiscal		
	2012	2011	2010
Europe/Middle East/Africa	34%	36%	35%
Asia-Pacific	34	33	34
Americas[1]	32	31	31
Total	100%	100%	100%

(1) The Americas includes our Subsea Communications business.

We collaborate closely with our customers so that their product needs are met. There is no single customer that accounted for a significant amount of our net sales in fiscal 2012, 2011, or 2010. Our approach to our customers is driven by our dedication to further developing our product families and ensuring that we are globally positioned to best provide our customers with sales and engineering support. We believe that as electronic component technologies continue to proliferate, our broad product portfolio and engineering capability give us a potential competitive advantage when addressing the needs of our global customers.

Raw Materials

We use a wide variety of raw materials in the manufacture of our products. The principal raw materials that we use include plastic resins for molding, precious metals such as gold and silver for plating, and other metals such as copper, aluminum, brass, and steel for manufacturing cable, contacts, and other parts that are used for cable and component bodies and inserts. Many of these raw materials are produced in a limited number of countries around the world or are only available from a limited number of suppliers. The prices of these materials are driven by global supply and demand dynamics.

Research and Development

We are engaged in both internal and external research and development in an effort to introduce new products, to enhance the effectiveness, ease of use, safety, and reliability of our existing products, and to expand the applications for which the uses of our products are appropriate. We continually evaluate developing technologies in areas where we may have technological or marketing expertise for possible investment or acquisition.

Our research and development expense for fiscal 2012, 2011, and 2010 was as follows:

	Fiscal		
	2012	2011	2010
	(in millions)		
Transportation Solutions	$233	$217	$187
Communications and Industrial Solutions	207	221	182
Network Solutions	155	155	92
Total	$595	$593	$461

Our research, development, and engineering efforts are supported by approximately 7,400 engineers. These engineers work closely with our customers to develop application specific, highly engineered products and systems to satisfy the customers' needs. Our new products, including product extensions, introduced during the previous three years comprised approximately 24% of our net sales for fiscal 2012.

Sales, Marketing, and Distribution

We sell our products into more than 150 countries, and we sell primarily through direct selling efforts. We also sell some of our products indirectly via third-party distributors. In fiscal 2012, our direct sales represented 77% of net sales, with the remainder of net sales provided by sales to third-party distributors and independent manufacturer representatives.

We maintain distribution centers around the world. Products are generally delivered to these distribution centers by our manufacturing facilities and then subsequently delivered to the customer. In some instances, product is delivered directly from our manufacturing facility to the customer. We contract with a wide range of transport providers to deliver our products via road, rail, sea, and air.

Seasonality and Backlog

Customer orders typically fluctuate from quarter to quarter based upon business conditions and cancellation of unfilled orders prior to shipment of goods. We experience a slight seasonal pattern to our business. The third fiscal quarter is typically the strongest quarter of our fiscal year, whereas the first and fourth fiscal quarters are negatively affected by winter holidays and European holidays, respectively. The second fiscal quarter may also be affected by adverse winter weather conditions in certain of our end markets.

Backlog by reportable segment at fiscal year end 2012 and 2011 was as follows:

	Fiscal	
	2012	2011
	(in millions)	
Transportation Solutions	$1,267	$1,041
Communications and Industrial Solutions	683	1,080
Network Solutions	683	757
Total	$2,633	$2,878

We expect that the majority of our backlog at September 28, 2012 will be filled during fiscal 2013.

Competition

The industries in which we operate are highly competitive, and we compete with thousands of companies that range from large multinational corporations to local manufacturers. Competition is generally on the basis of breadth of product offering, product innovation, price, quality, delivery, and service. Our markets have generally been growing but with downward pressure on prices.

- *Transportation Solutions.* This segment competes against numerous companies, including Delphi Automotive, Molex, Amphenol, FCI, Yazaki, Sumitomo, Carlisle Interconnect Technologies, Esterline, Glenair, and HellermannTyton.
- *Communications and Industrial Solutions.* This segment competes against numerous companies, including Molex, JST Connectors, Japan Aviation Electronics, Amphenol, FCI, 3M, and Foxconn Technology Group.
- *Network Solutions.* This segment's major competitors include Corning, CommScope, 3M, Huawei Technologies, Cooper Industries, and Hubbell. Also, the Subsea Communications business primarily competes against Alcatel-Lucent.

Intellectual Property

Patents and other proprietary rights are important to our business. We also rely upon trade secrets, manufacturing know-how, continuing technological innovations, and licensing opportunities to maintain and improve our competitive position. We review third-party proprietary rights, including patents and patent applications, as available, in an effort to develop an effective intellectual property strategy, avoid infringement of third-party proprietary rights, identify licensing opportunities, and monitor the intellectual property claims of others.

We own a large portfolio of patents that principally relate to electrical, optical, and electronic products. We also own a portfolio of trademarks and are a licensee of various patents and trademarks. Patents for individual products extend for varying periods according to the date of patent filing or grant and the legal term of patents in the various countries where patent protection is obtained. Trademark rights may potentially extend for longer periods of time and are dependent upon national laws and use of the trademarks.

While we consider our patents and trademarks to be valued assets, we do not believe that our competitive position or our operations are dependent upon or would be materially impacted by any single patent or group of related patents.

Employees

As of September 28, 2012, we employed approximately 88,000 people worldwide, of whom 26,000 were in the Americas region, 27,000 were in the Europe/Middle East/Africa region, and 35,000 were in the Asia-Pacific region. Of our total employees, approximately 51,000 were employed in manufacturing. Approximately 60% of our employees were based in lower-cost countries, primarily China. We believe that our relations with our employees are satisfactory.

Government Regulation and Supervision

The import and export of products are subject to regulation by the United States and other countries. A small portion of our products, including defense-related products, may require governmental import and export licenses, whose issuance may be influenced by geopolitical and other events. We have a trade compliance organization and other systems in place to apply for licenses and otherwise comply with such regulations. Any failure to maintain compliance with domestic and foreign trade regulation could limit our ability to import and export raw materials and finished goods into or from the relevant jurisdiction.

Environmental

Our operations are subject to numerous health, safety, and environmental laws and regulations, including those regulating the discharge of materials into the environment or otherwise relating to the protection of the environment. We are committed to complying with these laws and to the protection of our employees and the environment. We maintain a global environmental, health, and safety program that includes appropriate policies and standards, staff dedicated to environmental, health, and safety issues, periodic compliance auditing, training, and other measures. We have a program for compliance with the European Union ("EU") Restriction of Hazardous Substances and Waste Electrical and Electronics Equipment Directives, the China Restriction of Hazardous Substances law, and similar laws.

Compliance with these laws has in the past and may in the future increase our costs of doing business in a variety of ways. For example, our costs may increase indirectly through increased energy and product costs as producers of energy, cement, iron, steel, pulp, paper, petroleum, and other major emitters of greenhouse gases are subjected to increased or new regulation or legislation that results in greater regulation of greenhouse gas emissions. We also have projects underway at a number of current and former manufacturing facilities to investigate and remediate environmental contamination resulting from past operations. Based upon our experience, current information, and applicable laws, we believe that it is probable that we will incur remedial costs in the range of approximately $13 million to $23 million. As of September 28, 2012, we believe that the best estimate within this range is approximately $14 million. We do not anticipate any material capital expenditures during fiscal 2013 for environmental control facilities or other costs of compliance with laws or regulations relating to greenhouse gas emissions.

Available Information

All periodic and current reports, registration filings, and other filings that we are required to file with the SEC, including Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 ("Exchange Act") are available free of charge through our internet website at *www.te.com*. Such documents are available as soon as reasonably practicable after electronic filing or furnishing of the material with the SEC.

The public may also read and copy any document that we file, including this Annual Report, at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. Investors may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an internet site at *www.sec.gov* that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, from which investors can electronically access our SEC filings.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common shares are listed and traded on the New York Stock Exchange ("NYSE") under the symbol "TEL." The following table sets forth the high and low closing sales prices of our common shares as reported by the NYSE for the quarterly periods during the fiscal years ended September 28, 2012 and September 30, 2011.

	Market Price Range			
	Fiscal			
	2012		2011	
	High	Low	High	Low
First Quarter	$36.69	$27.25	$35.63	$28.97
Second Quarter	37.30	31.48	38.51	32.33
Third Quarter	36.97	30.51	37.90	33.58
Fourth Quarter	37.11	30.64	38.23	27.86

The number of registered holders of our common shares at November 9, 2012 was 29,763.

Dividends and Cash Distributions to Shareholders

The following table sets forth the dividends and cash distributions to shareholders paid on our common shares during the quarterly periods presented below[1].

	Fiscal	
	2012	2011
First Quarter	$ 0.18 (CHF 0.17)	$ 0.16 (CHF 0.18)[2]
Second Quarter	$ 0.18 (CHF 0.17)	$ 0.16 (CHF 0.18)[2]
Third Quarter	$ 0.21 (CHF 0.20)[2]	$ 0.18 (CHF 0.17)
Fourth Quarter	$ 0.21 (CHF 0.20)[2]	$ 0.18 (CHF 0.17)

(1) Payments were declared in Swiss Francs ("CHF") and paid in U.S. Dollars based on a U.S. Dollar/Swiss Franc exchange rate shortly before shareholder approval.

(2) Paid in the form of a reduction of registered share capital.

Future dividends on our common shares or reductions of registered share capital for distribution to shareholders, if any, must be approved by our shareholders. In exercising their discretion to recommend to the shareholders that such dividends or distributions be approved, our board of directors will consider our results of operations, cash requirements and surplus, financial condition, statutory requirements of applicable law, contractual restrictions, and other factors that they may deem relevant. We may from time to time enter into financing agreements that contain financial covenants and restrictions, some of which may limit our ability to pay dividends or to distribute capital reductions.

Performance Graph

Set forth below is a graph comparing the cumulative total shareholder return on our common shares against the cumulative return on the S&P 500 Index and the Dow Jones Electrical Components and Equipment Index, assuming investment of $100 on September 28, 2007, including the reinvestment of dividends and distributions, and the investment of $100 in the Indexes on September 28, 2007. The graph shows the cumulative total return as of the fiscal years ended September 26, 2008, September 25, 2009, September 24, 2010, September 30, 2011, and September 28, 2012. The comparisons in the graph below are based upon historical data and are not indicative of, nor intended to forecast, future performance of the common shares.

COMPARISON OF CUMULATIVE TOTAL RETURN AMONG TE CONNECTIVITY LTD., S&P 500 INDEX, AND DOW JONES ELECTRICAL COMPONENTS AND EQUIPMENT INDEX



DOLLARS
120
110
100
90
80
70
60
50
Fiscal 2007
Fiscal 2008
Fiscal 2009
Fiscal 2010
Fiscal 2011
Fiscal 2012
TE Connectivity Ltd.
S&P 500 Index
Dow Jones Electrical Components and Equipment Index

	Fiscal					
	2007*	2008	2009	2010	2011	2012
TE Connectivity Ltd.	$100.00	$78.25	$66.79	$87.65	$85.99	$106.38
S&P 500 Index	100.00	81.14	71.74	80.51	80.93	105.37
Dow Jones Electrical Components and Equipment Index	100.00	78.10	75.77	88.09	84.28	111.66

* $100 invested on September 28, 2007 in TE Connectivity's common shares, including reinvestment of dividends, and $100 invested on September 28, 2007 in Indexes. Indexes calculated on month-end basis.

Issuer Purchases of Equity Securities

The following table presents information about our purchases of our common shares during the quarter ended September 28, 2012:

Period	Total Number of Shares Purchased(1)	Average Price Paid Per Share(1)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(2)	Maximum Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs(2)
June 30—July 27, 2012	5,755	$31.70	—	$1,500,631,148
July 28—August 31, 2012	4,274,420	34.63	4,272,800	1,352,643,483
September 1—28, 2012	1,272,279	35.81	1,272,050	1,307,097,437
Total	5,552,454	$34.90	5,544,850	

(1) This column includes the following transactions which occurred during the quarter ended September 28, 2012:

(i) the acquisition of 7,604 common shares from individuals in order to satisfy tax withholding requirements in connection with the vesting of restricted share awards issued under equity compensation plans; and

(ii) the purchase of 5,544,850 common shares, summarized on a trade-date basis, in conjunction with the share repurchase program announced in September 2007, which transactions occurred in open market purchases.

(2) Our share repurchase program authorizes us to purchase a portion of our outstanding common shares from time to time through open market or private transactions, depending on business and market conditions. The share repurchase program does not have an expiration date.

SELECTED FINANCIAL DATA

The following table presents selected consolidated financial and other operating data. The data presented below should be read in conjunction with our Consolidated Financial Statements and accompanying notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report. Our consolidated financial information may not be indicative of our future performance.

	As of or for Fiscal				
	2012[1]	2011[2]	2010[3]	2009[4]	2008[5]
	(in millions, except per share data)				
Statement of Operations Data					
Net sales	$13,282	$13,778	$11,681	$ 9,926	$13,927
Gross margin	4,046	4,271	3,643	2,436	4,032
Acquisition and integration costs	27	19	8	—	—
Restructuring and other charges, net	128	136	137	372	218
Pre-separation litigation charges (income), net	—	—	(7)	144	22
Impairment of goodwill	—	—	—	3,547	103
Operating income (loss)	1,518	1,687	1,452	(3,523)	1,577
Amounts attributable to TE Connectivity Ltd.:					
Income (loss) from continuing operations	1,163	1,223	1,012	(3,146)	1,370
Income (loss) from discontinued operations, net of income taxes	(51)	22	91	(119)	317
Net income (loss)	$ 1,112	$ 1,245	$ 1,103	$(3,265)	$ 1,687
Per Share Data					
Basic earnings (loss) per share attributable to TE Connectivity Ltd.:					
Income (loss) from continuing operations	$ 2.73	$ 2.79	$ 2.23	$ (6.85)	$ 2.84
Net income (loss)	2.61	2.84	2.43	(7.11)	3.49
Diluted earnings (loss) per share attributable to TE Connectivity Ltd.:					
Income (loss) from continuing operations	$ 2.70	$ 2.76	$ 2.21	$ (6.85)	$ 2.82
Net income (loss)	2.59	2.81	2.41	(7.11)	3.47
Dividends and cash distributions paid per common share	$ 0.78	$ 0.68	$ 0.64	$ 0.64	$ 0.56
Balance Sheet Data					
Total current assets	$ 6,503	$ 6,981	$ 7,047	$ 5,838	$ 7,888
Total assets	19,306	17,723	16,992	16,018	21,406
Total current liabilities	4,004	3,410	3,468	2,618	3,390
Long-term debt	2,696	2,667	2,306	2,316	3,161
Total equity	7,977	7,484	7,056	7,006	11,072
Working capital[6]	2,499	3,571	3,579	3,220	4,498
Other Operating Data					
Capital expenditures	$ 533	$ 574	$ 380	$ 319	$ 603

(1) Fiscal 2012 results include $75 million of charges associated with the amortization of acquisition-related fair value adjustments primarily related to acquired inventories and customer order backlog associated with Deutsch and $107 million of income tax benefits recognized in connection with a reduction in the valuation allowance associated with tax loss carryforwards in certain non-U.S. locations. (See Notes 5 and 17 to the Consolidated Financial Statements.)

(2) Fiscal 2011 results include $39 million of charges associated with the amortization of acquisition-related fair value adjustments primarily related to acquired inventories and customer order backlog associated with ADC and $35 million of

income tax benefits associated with the completion of fieldwork and the settlement of certain U.S. tax matters as well as the related impact of $14 million of other expense pursuant to the Tax Sharing Agreement with Tyco International and Covidien. (See Notes 5, 13, and 18 to the Consolidated Financial Statements.)

(3) Fiscal 2010 results include $178 million of other income pursuant to the Tax Sharing Agreement with Tyco International and Covidien, $307 million of income tax charges primarily associated with certain proposed adjustments to prior year income tax returns and related accrued interest, $101 million of income tax benefits related to the completion of certain non-U.S. audits of prior year income tax returns, and $72 million of income tax benefits recognized in connection with a reduction in the valuation allowance associated with tax loss carry forwards in certain non-U.S. locations. (See Notes 17 and 18 to the Consolidated Financial Statements.)

(4) Fiscal 2009 results include a $22 million gain on retirement of debt, $68 million of other expense pursuant to the Tax Sharing Agreement with Tyco International and Covidien, and $49 million of income tax benefits attributable to adjustments to prior year income tax returns.

(5) Fiscal 2008 results include $486 million of other income pursuant to the Tax Sharing Agreement with Tyco International and Covidien and $33 million of income tax benefits related to the analysis and reconciliation of tax accounts.

(6) Working capital is defined as current assets minus current liabilities.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our Consolidated Financial Statements and the accompanying notes included elsewhere in this Annual Report. The following discussion may contain forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include those factors discussed below and elsewhere in this Annual Report, particularly in "Forward-Looking Information," and in "Part I. Item 1A. Risk Factors" as set forth in our Annual Report on Form 10-K for the fiscal year ended September 28, 2012 as filed with the SEC.

Our Consolidated Financial Statements have been prepared in United States Dollars, in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Organic net sales growth and free cash flow are non-GAAP financial measures which are discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations. We believe these non-GAAP financial measures, together with GAAP financial measures, provide useful information to investors because they reflect the financial measures that management uses in evaluating the underlying results of our operations. See "Non-GAAP Financial Measures" for more information about these non-GAAP financial measures, including our reasons for including the measures and material limitations with respect to the usefulness of the measures.

Overview

We are a global company that designs and manufactures approximately 500,000 products that connect and protect the flow of power and data inside millions of products used by consumers and industries. We partner with customers in a broad array of industries from consumer electronics, energy, and healthcare to automotive, aerospace, and communication networks.

We operate through three reporting segments: Transportation Solutions, Communications and Industrial Solutions, and Network Solutions. See Notes 1 and 23 to the Consolidated Financial Statements for additional information regarding our segments.

We service our customers primarily through our direct sales force that serves customers in over 150 countries. The sales force is supported by approximately 7,400 engineers as well as globally deployed manufacturing sites. Through our sales force and engineering resources, we are able to collaborate with our customers throughout the world to provide highly engineered products and solutions to meet their needs.

Our strategic objective is to increase our net sales and profitability across our segments in the markets we serve. This strategy is dependent upon the following strategic priorities:

- Deliver extraordinary customer service;
- Strengthen our innovation leadership;
- Extend our leadership in emerging markets;
- Lead in smart connectivity; and
- Supplement organic growth with strategic partnerships and acquisitions.

Our business and operating results have been and will continue to be affected by worldwide economic conditions. Our sales are dependent on certain industry end markets that are impacted by consumer as well as industrial and infrastructure spending, and our operating results can be affected by changes in demand in those markets. Overall, our net sales decreased 3.6% in fiscal 2012 as compared to fiscal 2011. On an organic basis, net sales decreased 2.7% in fiscal 2012 from fiscal 2011 levels. On an organic basis, we experienced declines in our sales into industrial and infrastructure based markets, primarily as a result of weakness in the industrial and data communications end markets in our Communications and Industrial Solutions segment, and telecom networks and subsea communications end markets in our Network Solutions segment. On an organic basis, we experienced modest growth in our sales into consumer based markets, as growth in the automotive end market in our Transportation Solutions segment was partially offset by declines within the consumer devices and appliance end markets in our Communications and Industrial Solutions segment.

The acquisition of Deutsch in April 2012 benefited the automotive and aerospace, defense, and marine end markets in the Transportation Solutions segment and contributed net sales of $327 million in fiscal 2012. Fiscal 2011 included an additional week which contributed $267 million in net sales and $0.08 per share to diluted earnings per share. ADC, which was acquired in December 2010, contributed net sales of $843 million, of which $24 million related to the additional week, during fiscal 2011. Also, the acquisition of ADC resulted in incremental net sales of $154 million in the first quarter of fiscal 2012 over the same period of fiscal 2011.

The March 2011 earthquake, subsequent tsunami, and aftershocks in Japan caused disruptions in our customers' operations and the supply chains that support their operations. We estimate that our fiscal 2011 net sales and diluted earnings per share were negatively impacted by $99 million and $0.07 per share, respectively, as a result of these disruptions. Our facilities in Japan were not materially damaged, and we did not experience further negative impacts in fiscal 2012.

Outlook

Net sales in the first quarter of fiscal 2013 are expected to be between $3.15 billion and $3.25 billion. We expect global automotive production in the first quarter of fiscal 2013 to be comparable to first quarter fiscal 2012 levels. Our sales into the automotive and aerospace, defense, and marine end markets will benefit from incremental Deutsch sales which are expected to be approximately $150 million in the first quarter of fiscal 2013. During the first quarter of fiscal 2013, we expect continued weakness in the industrial, energy, and appliance end markets. Also, we expect results in the first quarter of fiscal 2013 to be negatively impacted by lower spending for broadband networks equipment and lower levels of project activity in the subsea communications end market. In the first fiscal quarter of 2013, we expect diluted earnings per share to be in the range of $0.43 to $0.47 per share.

For fiscal 2013, we expect net sales to be between $13.4 billion and $14.0 billion, reflecting expected sales increases in the automotive and aerospace, defense, and marine end markets, offset by continued weakness in the industrial, appliance, and energy end markets. Our sales into the automotive and aerospace, defense, and marine end markets will benefit from incremental Deutsch sales during the first half of fiscal 2013. We expect global automotive production and broadband network spending in fiscal 2013 to remain flat at fiscal 2012 levels. We expect diluted earnings per share to be in the range of $2.61 to $2.91 per share.

The above outlook is based on foreign exchange rates and commodity prices that are consistent with current levels.

We are monitoring the current macroeconomic environment and its potential effects on our customers and the end markets we serve. Additionally, we continue to closely manage our costs in line with economic conditions. We are also managing our capital resources and monitoring capital availability to ensure that we have sufficient resources to fund future capital needs. (See further discussion in "Liquidity and Capital Resources.")

Acquisitions

On April 3, 2012, we acquired 100% of the outstanding shares of Deutsch. The total value paid for the transaction amounted to €1.55 billion (approximately $2.05 billion using an exchange rate of $1.33 per €1.00), net of cash acquired. The total value paid included $659 million related to the repayment of Deutsch's financial debt and accrued interest.

Deutsch is a global leader in high-performance connectors for harsh environments, and significantly expands our product portfolio and enables us to better serve customers in the industrial and commercial transportation, aerospace, defense, and marine, and rail markets. The combined organization offers a broad product range, global presence, and shared commitment to innovation, and creates an even greater opportunity to serve the growing market for harsh environment connectivity applications. We expect to realize cost savings and other synergies related to operational efficiencies including the consolidation of manufacturing, marketing, and general and administrative functions. The acquired Deutsch businesses have been reported primarily in our Transportation Solutions segment from the date of acquisition.

During fiscal 2012, Deutsch contributed net sales of $327 million and an operating loss of $54 million to our Consolidated Statement of Operations. The operating loss included charges of $75 million associated with the amortization of acquisition-related fair value adjustments primarily related to acquired inventories and customer order backlog, acquisition costs of $21 million, restructuring charges of $14 million, and integration costs of $6 million.

In July 2010, we entered into an Agreement and Plan of Merger (the "Merger Agreement") to acquire 100% of the outstanding stock of ADC, a provider of broadband communications network connectivity products and related solutions. Pursuant to the Merger Agreement, we commenced a tender offer through a subsidiary to purchase all of the issued and outstanding shares of ADC common stock at a purchase price of $12.75 per share in cash followed by a merger of the subsidiary with and into ADC, with ADC surviving as an indirect wholly-owned subsidiary. On December 8, 2010, we acquired 86.8% of the outstanding common shares of ADC. On December 9, 2010, we exercised our option under the Merger Agreement to purchase additional shares from ADC that, when combined with the shares purchased in the tender offer, were sufficient to give us ownership of more than 90% of the outstanding ADC common shares. On December 9, 2010, upon effecting a short-form merger under Minnesota law, we owned 100% of the outstanding shares of ADC for a total purchase price of approximately $1,263 million in cash (excluding cash acquired of $546 million) and $22 million representing the fair value of ADC share-based awards exchanged for TE Connectivity share options and stock appreciation rights.

The acquisition was made to accelerate our growth potential in the global broadband connectivity market. The combined organization offers a complete product portfolio across every major geographic market. It also added ADC's Distributed Antenna System products, which expanded our wireless connectivity portfolio to provide greater mobile coverage and capacity solutions to carrier and enterprise customers as demand for mobile data continues to expand. We realized cost savings and other synergies through operational efficiencies including the consolidation of manufacturing, marketing, and general and administrative functions. The acquired ADC businesses have been included in the Network Solutions segment from the date of acquisition.

During fiscal 2011, ADC contributed net sales of $843 million and an operating loss of $53 million to our Consolidated Statement of Operations. The operating loss included restructuring charges of $80 million, charges of $39 million associated with the amortization of acquisition-related fair value adjustments primarily related to acquired inventories and customer order backlog, integration costs of $10 million, and acquisition costs of $9 million.

See Note 5 to the Consolidated Financial Statements for additional information regarding acquisitions.

Restructuring

We continue to streamline our operations and simplify our global manufacturing footprint by migrating facilities from higher-cost to lower-cost countries, consolidating within countries, and transferring product lines to lower-cost countries. These initiatives are designed to help us maintain our competitiveness in the industry, improve our operating leverage, and position us for profitability growth in the years ahead. In connection with these initiatives, we incurred restructuring charges of approximately $127 million during fiscal 2012, including $14 million associated with the acquisition of Deutsch. In fiscal 2012, cash spending related to restructuring was $137 million, including $7 million associated with the acquisition of Deutsch.

In response to a weaker than expected economic environment, we are expanding our restructuring efforts and expect to incur restructuring charges of approximately $200 million during fiscal 2013. Annualized cost savings related to these actions are expected to be approximately $75 million and are expected to be realized by the end of fiscal 2015. Cost savings will be reflected primarily in cost of sales and selling, general, and administrative expenses.

In fiscal 2013, we expect total spending, which will be funded with cash from operations, to be approximately $150 million related to restructuring actions.

Discontinued Operations

During fiscal 2012, we sold our Touch Solutions business for net cash proceeds of $380 million, subject to working capital adjustments, of which we received $370 million during fiscal 2012. We recognized a pre-tax gain of $5 million on the transaction. The agreement includes contingent earn-out provisions through 2015 based on business performance. Also, during fiscal 2012, we sold our TE Professional Services business for net cash proceeds of $28 million, of which we received $24 million during fiscal 2012, and recognized a pre-tax gain of $2 million on the transaction.

See Note 4 to our Consolidated Financial Statements for additional information regarding discontinued operations.

Divestitures

During fiscal 2010, we sold our mechatronics business for net cash proceeds of $3 million. This business designed and manufactured customer-specific components, primarily for the automotive industry, and generated sales of approximately $100 million in fiscal 2010. In connection with the sale, we recorded a pre-tax loss on sale of $41 million in the Transportation Solutions segment in fiscal 2010.

During fiscal 2010, we completed the divestiture of the Dulmison connectors and fittings product line, which was part of our energy business in the Network Solutions segment, for net cash proceeds of $12 million. In connection with the divestiture, we recorded a pre-tax impairment charge related to long-lived assets and a pre-tax loss on sale, both totaling $13 million in fiscal 2010.

The loss on divestitures and impairment charges are presented in restructuring and other charges, net on the Consolidated Statements of Operations. We have presented the loss on divestitures, related long-lived asset impairments, and operations of the mechatronics business and Dulmison connectors and fittings product line in continuing operations due to immateriality. See Note 3 to the Consolidated Financial Statements for additional information regarding the divestitures.

Company Name Change

In March 2011, our shareholders approved an amendment to our articles of association to change our name from "Tyco Electronics Ltd." to "TE Connectivity Ltd." The name change was effective March 10, 2011. Our ticker symbol "TEL" on the New York Stock Exchange remained unchanged.

The Separation

Tyco Electronics Ltd. was incorporated in fiscal 2000 as a wholly-owned subsidiary of Tyco International. Effective June 29, 2007, we became the parent company of the former electronics businesses of Tyco International. On June 29, 2007, Tyco International distributed all of our shares, as well as its shares of its former healthcare businesses, to its common shareholders.

Results of Operations

Consolidated Operations

Key business factors that influenced our results of operations for the periods discussed in this report include:

- ***Raw material prices.*** We purchased approximately 173 million pounds of copper, 141,000 troy ounces of gold, and 2.9 million troy ounces of silver in fiscal 2012. Prices have increased in recent years and continue to fluctuate. Although copper prices have declined from prior year levels, they remain high relative to historic levels. The following table sets forth the average prices incurred related to copper, gold, and silver during fiscal 2012, 2011, and 2010:

		Fiscal		
	Measure	2012	2011	2010
Copper	Lb.	$ 3.90	$ 3.99	$ 3.15
Gold	Troy oz.	$1,599	$1,382	$1,114
Silver	Troy oz.	$34.30	$30.27	$17.91

  In fiscal 2013, we expect to purchase copper, gold, and silver in quantities similar to fiscal 2012 levels.

- ***Foreign exchange.*** Approximately 54% of our net sales are invoiced in currencies other than the U.S. Dollar. Our results of operations are influenced by changes in foreign currency exchange rates. Increases or decreases in the value of the U.S. Dollar, compared to other currencies, will directly affect our reported results as we translate those currencies into U.S. Dollars at the end of each fiscal period. The percentage of net sales in fiscal 2012 by major currencies invoiced was as follows:

Currencies	Percentage
U.S. Dollar	46%
Euro	28
Japanese Yen	8
Chinese Renminbi	6
Korean Won	3
Brazilian Real	2
British Pound Sterling	2
All others	5
Total	100%

The following table sets forth certain items from our Consolidated Statements of Operations and the percentage of net sales that such items represent for the periods shown.

	Fiscal					
	2012		2011		2010	
	($ in millions)					
Net sales	$13,282	100.0%	$13,778	100.0%	$11,681	100.0%
Cost of sales	9,236	69.5	9,507	69.0	8,038	68.8
Gross margin	4,046	30.5	4,271	31.0	3,643	31.2
Selling, general, and administrative expenses	1,685	12.7	1,728	12.5	1,490	12.8
Research, development, and engineering expenses	688	5.2	701	5.1	563	4.8
Acquisition and integration costs	27	0.2	19	0.1	8	0.1
Restructuring and other charges, net	128	1.0	136	1.0	137	1.2
Pre-separation litigation income	—	—	—	—	(7)	(0.1)
Operating income	1,518	11.4	1,687	12.2	1,452	12.4
Interest income	23	0.2	22	0.2	20	0.2
Interest expense	(176)	(1.3)	(161)	(1.2)	(155)	(1.3)
Other income, net	50	0.4	27	0.2	177	1.5
Income from continuing operations before income taxes	1,415	10.7	1,575	11.4	1,494	12.8
Income tax expense	(249)	(1.9)	(347)	(2.5)	(476)	(4.1)
Income from continuing operations	1,166	8.8	1,228	8.9	1,018	8.7
Income (loss) from discontinued operations, net of income taxes	(51)	(0.4)	22	0.2	91	0.8
Net income	1,115	8.4	1,250	9.1	1,109	9.5
Less: net income attributable to noncontrolling interests	(3)	—	(5)	—	(6)	(0.1)
Net income attributable to TE Connectivity Ltd	$ 1,112	8.4%	$ 1,245	9.0%	$ 1,103	9.4%

Net Sales. Net sales decreased $496 million, or 3.6%, to $13,282 million in fiscal 2012 from $13,778 million in fiscal 2011. On an organic basis, net sales decreased $372 million, or 2.7%, in fiscal 2012 as compared to fiscal 2011 primarily as a result of decreased net sales in the Communications and Industrial Solutions segment and, to a lesser degree, the Network Solutions segment. Foreign currency exchange rates negatively impacted net sales by $338 million, or 2.4%, in fiscal 2012. Fiscal 2011 included an additional week which contributed $267 million in net sales. Deutsch, which was acquired on April 3, 2012, contributed net sales of $327 million during fiscal 2012. Also, the acquisition of ADC on December 8, 2010 resulted in incremental net sales of $154 million in the first quarter of fiscal 2012 over the same period of fiscal 2011.

Net sales increased $2,097 million, or 18.0%, to $13,778 million in fiscal 2011 from $11,681 million in fiscal 2010. On an organic basis, net sales increased $736 million, or 6.3%, in fiscal 2011 as compared to fiscal 2010 due primarily to growth in the Transportation Solutions segment. Price erosion adversely affected organic sales by $192 million in fiscal 2011. Foreign currency exchange rates positively impacted net sales by $391 million, or 3.3%, in fiscal 2011. Fiscal 2011 included an additional week which contributed $267 million in net sales. ADC contributed net sales of $843 million, of which $24 million related to the additional week, during fiscal 2011. The divestitures of the mechatronics business and the Dulmison connectors and fittings product line in fiscal 2010 negatively impacted sales by $116 million in fiscal 2011 as compared to fiscal 2010. See further discussion of organic net sales below under Results of Operations by Segment.

The following table sets forth the percentage of our total net sales by geographic region:

	Fiscal		
	2012	2011	2010
Europe/Middle East/Africa (EMEA)	34%	36%	35%
Asia-Pacific	34	33	34
Americas[1]	32	31	31
Total	100%	100%	100%

(1) The Americas includes our Subsea Communications business.

The following table provides an analysis of the change in our net sales compared to the prior fiscal year by geographic region:

	Fiscal													
	2012							2011						
	Change in Net Sales versus Prior Fiscal Year							Change in Net Sales versus Prior Fiscal Year						
	Organic[1]		Translation[2]	Impact of 53rd Week[3]	Acquisitions	Total		Organic[1]		Translation[2]	Impact of 53rd Week[3]	Acquisition (Divestitures)	Total	
	($ in millions)													
EMEA	$(214)	(4.3)%	$(327)	$ (96)	$181	$(456)	(9.2)%	$570	14.2%	$145	$ 96	$ 43	$ 854	20.8%
Asia-Pacific	(15)	(0.3)	33	(89)	52	(19)	(0.4)	105	3.0	215	89	124	533	13.4
Americas	(143)	(3.3)	(44)	(82)	248	(21)	(0.5)	61	1.7	31	82	536	710	19.7
Total	$(372)	(2.7)%	$(338)	$(267)	$481	$(496)	(3.6)%	$736	6.3%	$391	$267	$703	$2,097	18.0%

(1) Represents the change in net sales resulting from volume and price changes, before consideration of acquisitions, divestitures, the impact of changes in foreign currency exchange rates, and the impact of the 53rd week in fiscal 2011.

(2) Represents the change in net sales resulting from changes in foreign currency exchange rates.

(3) Represents the impact of an additional week in fiscal 2011, including $24 million related to ADC.

The following table sets forth the percentage of our total net sales by segment:

	Fiscal		
	2012	2011	2010
Transportation Solutions	45%	41%	41%
Communications and Industrial Solutions	30	34	38
Network Solutions	25	25	21
Total	100%	100%	100%

The following table provides an analysis of the change in our net sales compared to the prior fiscal year by segment:

	Fiscal													
	2012							2011						
	Change in Net Sales versus Prior Fiscal Year							Change in Net Sales versus Prior Fiscal Year						
	Organic[1]		Translation[2]	Impact of 53rd Week[3]	Acquisitions	Total		Organic[1]		Translation[2]	Impact of 53rd Week[3]	Acquisition (Divestitures)	Total	
	($ in millions)													
Transportation Solutions	$ 360	6.4%	$(197)	$(112)	$327	$ 378	6.7%	$621	13.0%	$179	$112	$(82)	$ 830	17.3%
Communications and Industrial Solutions	(545)	(11.7)	(40)	(83)	—	(668)	(14.3)	39	1.0	127	83	(22)	227	5.1
Network Solutions	(187)	(5.4)	(101)	(72)	154	(206)	(5.9)	76	3.3	85	72	807	1,040	42.4
Total	$(372)	(2.7)%	$(338)	$(267)	$481	$(496)	(3.6)%	$736	6.3%	$391	$267	$703	$2,097	18.0%

(1) Represents the change in net sales resulting from volume and price changes, before consideration of acquisitions, divestitures, the impact of changes in foreign currency exchange rates, and the impact of the 53rd week in fiscal 2011.

(2) Represents the change in net sales resulting from changes in foreign currency exchange rates.

(3) Represents the impact of an additional week in fiscal 2011. Included in Network Solutions is $24 million related to ADC.

Gross Margin. In fiscal 2012, gross margin was $4,046 million, reflecting a $225 million decrease from gross margin of $4,271 million in fiscal 2011. Gross margin as a percentage of net sales decreased to 30.5% in fiscal 2012 from 31.0% in fiscal 2011. In fiscal 2012, gross margin included charges of $75 million associated with the amortization of acquisition-related fair value adjustments primarily related to acquired inventories and customer order backlog associated with Deutsch, whereas, in fiscal 2011, gross margin included similar charges of $39 million associated with ADC. Excluding these items, gross margin decreased in fiscal 2012 as compared to fiscal 2011. The decrease resulted from lower sales levels and, to a lesser degree, increased material costs and unfavorable product mix, partially offset by improved manufacturing productivity.

In fiscal 2011, gross margin was $4,271 million, reflecting a $628 million increase from gross margin of $3,643 million in fiscal 2010. Gross margin as a percentage of net sales decreased to 31.0% in fiscal 2011 as compared to 31.2% in fiscal 2010. In fiscal 2011, gross margin included charges of $39 million related to the acquisition of ADC. Excluding this item, gross margin increased in fiscal 2011 as compared to fiscal 2010. The increase was due to higher sales levels and, to a lesser degree, improved manufacturing productivity and cost reduction benefits from restructuring actions, partially offset by increased material costs, price erosion, and unfavorable product mix.

Selling, General, and Administrative Expenses. Selling, general, and administrative expenses decreased $43 million to $1,685 million in fiscal 2012 from $1,728 million in fiscal 2011. The decrease resulted primarily from cost control measures and benefits attributable to restructuring actions, partially offset by the additional selling, general, and administrative expenses of Deutsch. Selling, general, and administrative expenses as a percentage of net sales increased to 12.7% in fiscal 2012 from 12.5% in fiscal 2011 primarily as a result of the decrease in sales.

Selling, general, and administrative expenses increased $238 million in fiscal 2011 to $1,728 million from $1,490 million in fiscal 2010. The increase was related primarily to the additional selling, general, and administrative expenses of ADC and increased selling expenses to support higher sales levels. Selling, general, and administrative expenses as a percentage of net sales were 12.5% and 12.8% in fiscal 2011 and 2010, respectively.

Acquisition and Integration Costs. In connection with the acquisition of Deutsch, we incurred acquisition and integration costs of $27 million during fiscal 2012. In connection with the acquisition of ADC, we incurred acquisition and integration costs of $19 million and $8 million during fiscal 2011 and 2010, respectively.

Restructuring and Other Charges, Net. Net restructuring and other charges were $128 million, $136 million, and $137 million in fiscal 2012, 2011, and 2010, respectively.

During fiscal 2012, we initiated several restructuring programs resulting in headcount reductions across all segments. Also, we initiated restructuring programs associated with the acquisition of Deutsch.

Fiscal 2011 actions were primarily associated with the acquisition of ADC and related headcount reductions in the Network Solutions segment. Additionally, we increased reductions-in-force as a result of economic conditions, primarily in the Communications and Industrial Solutions segment.

Fiscal 2010 actions primarily related to headcount reductions in the Transportation Solutions segment. Fiscal 2010 charges included a pre-tax loss on sale of $41 million in the Transportation Solutions segment related to the sale of our mechatronics business, as well as a long-lived asset impairment charge and a loss on sale totaling $13 million related to the divestiture of the Dulmison connectors and fittings product line, which was part of the energy business in the Network Solutions segment.

See Note 3 to the Consolidated Financial Statements for additional information regarding net restructuring and other charges.

Pre-separation Litigation Income. During fiscal 2010, Tyco International settled a class action lawsuit captioned *Stumpf v. Tyco International Ltd., et al.* Pursuant to the sharing formula in the Separation and Distribution Agreement, we recorded income of $7 million during fiscal 2010 relating to the release of excess reserves. There are no remaining securities lawsuits outstanding.

Operating Income. Operating income was $1,518 million and $1,687 million in fiscal 2012 and 2011, respectively. Results for fiscal 2012 included $116 million of charges related to the acquisition of Deutsch, including $75 million of charges associated with the amortization of acquisition-related fair value adjustments primarily related to acquired inventories and customer order backlog, $27 million of acquisition and integration costs, and $14 million of net restructuring and other charges. The results for fiscal 2012 also included $114 million of additional restructuring and other charges. Results for fiscal 2011 included $138 million of charges related to the acquisition of ADC, including $80 million of restructuring and other charges, $39 million of charges associated with the amortization of acquisition-related fair value adjustments primarily related to acquired inventories and customer order backlog, and $19 million of acquisition and integration costs. The results for fiscal 2011 also included $56 million of additional restructuring and other charges and an additional week which contributed $52 million of operating income. Excluding these items, operating income decreased in fiscal 2012 as compared to fiscal 2011. The decrease resulted from the unfavorable impacts of lower sales levels and, to a lesser degree, increased material costs and unfavorable product mix, partially offset by improved manufacturing productivity.

Operating income was $1,687 million in fiscal 2011 compared to $1,452 million in fiscal 2010. Fiscal 2011 included an additional week which contributed $52 million of operating income. As discussed above, results for fiscal 2011 included $138 million of charges related to the acquisition of ADC. The results for fiscal 2011 also included $56 million of additional restructuring and other charges. Fiscal 2010 results included restructuring and other charges, acquisition and integration costs, and pre-separation litigation income of $134 million, $8 million, and $7 million, respectively. Excluding these items, operating income increased in fiscal 2011 as compared to fiscal 2010. The increase resulted from higher sales levels and related gross margin and, to a lesser degree, a reduction in employee incentive compensation-related expense, cost reduction benefits from restructuring actions, and improved manufacturing productivity, partially offset by increased material costs, price erosion, and unfavorable product mix.

Non-Operating Items

Interest Expense, Net

Net interest expense was $153 million, $139 million, and $135 million in fiscal 2012, 2011, and 2010, respectively. The increase of $14 million in fiscal 2012 from fiscal 2011 was due to higher average debt levels.

Other Income, Net

In fiscal 2012, 2011, and 2010, we recorded net other income of $50 million, $27 million, and $177 million, respectively, primarily consisting of income pursuant to the Tax Sharing Agreement with Tyco International and Covidien. See Note 12 to the Consolidated Financial Statements for further information regarding the Tax Sharing Agreement.

The income in fiscal 2011 is net of other expense of $14 million recorded in connection with the completion of fieldwork and the settlement of certain U.S. tax matters. See additional information in Note 13 to the Consolidated Financial Statements.

The income in fiscal 2010 reflects a net increase to the receivable from Tyco International and Covidien primarily related to certain proposed adjustments to prior period income tax returns and related accrued interest, partially offset by a decrease related to the completion of certain non-U.S. audits of prior year income tax returns.

Income Taxes

Our operations are conducted through our various subsidiaries in a number of countries throughout the world. We have provided for income taxes based upon the tax laws and rates in the countries in which our operations are conducted and income and loss from operations is subject to taxation.

Our effective income tax rate was 17.6% for fiscal 2012 and reflects income tax benefits recognized in connection with profitability in certain entities operating in lower tax rate jurisdictions. In addition, the provision for fiscal 2012 reflects an income tax benefit of $107 million recognized in connection with a reduction in the valuation allowance associated with tax loss carryforwards in certain non-U.S. locations partially offset by accruals of interest related to uncertain tax positions.

Our effective income tax rate was 22.0% for fiscal 2011 and reflects income tax benefits recognized in connection with profitability in certain entities operating in lower tax rate jurisdictions partially offset by accruals of interest related to uncertain tax positions. In addition, the effective income tax rate for fiscal 2011 reflects income tax benefits of $35 million associated with the completion of fieldwork and the settlement of certain U.S. tax matters.

Our effective income tax rate was 31.9% for fiscal 2010 and reflects charges of $307 million primarily associated with certain proposed adjustments to prior year income tax returns and related accrued interest partially offset by income tax benefits of $101 million recognized in connection with the completion of certain non-U.S. audits of prior year income tax returns. In addition, the effective income tax rate for fiscal 2010 reflects an income tax benefit of $72 million recognized in connection with a reduction in the valuation allowance associated with tax loss carryforwards in certain non-U.S. locations.

The valuation allowance for deferred tax assets of $1,719 million and $1,921 million at fiscal year end 2012 and 2011, respectively, relates principally to the uncertainty of the utilization of certain deferred tax assets, primarily tax loss, capital loss, and credit carryforwards in various jurisdictions. We believe that we will generate sufficient future taxable income to realize the income tax benefits related to the remaining net deferred tax assets on our Consolidated Balance Sheet. The valuation allowance was calculated in accordance with the provisions of ASC 740 which require that a valuation allowance be established or maintained when it is more likely than not that all or a portion of deferred tax assets will not be realized.

The calculation of our tax liabilities includes estimates for uncertainties in the application of complex tax regulations across multiple global jurisdictions where we conduct our operations. Under the uncertain tax position provisions of Accounting Standards Codification ("ASC") 740, *Income Taxes*, we recognize liabilities for tax and related interest for issues in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes and related interest will be due. These tax liabilities and related interest are reflected net of the impact of related tax loss carryforwards as such tax loss carryforwards will be applied against these tax liabilities and will reduce the amount of cash tax payments due upon the eventual settlement with the tax authorities. These estimates may change due to changing facts and circumstances; however, due to the complexity of these uncertainties, the ultimate resolution may result in a settlement that differs from our current estimate of the tax liabilities and related interest. Further, management has reviewed with tax counsel the issues raised by certain taxing authorities and the adequacy of these recorded amounts. If our current estimate of tax and interest liabilities is less than the ultimate settlement, an additional charge to income tax expense may result. If our current estimate of tax and interest liabilities is more than the ultimate settlement, income tax benefits may be recognized.

We have provided income taxes for earnings that are currently distributed as well as the taxes associated with several subsidiaries' earnings that are expected to be distributed in fiscal 2013. No additional provision has been made for U.S. or non-U.S. income taxes on the undistributed earnings of subsidiaries or for unrecognized deferred tax liabilities for temporary differences related to basis differences in investments in subsidiaries, as such earnings are expected to be permanently reinvested, the investments are essentially permanent in duration, or we have concluded that no additional tax liability will arise as a result of the distribution of such earnings. As of September 28, 2012, certain subsidiaries had approximately $18 billion of undistributed earnings that we intend to permanently reinvest. A liability could arise if our intention to permanently reinvest such earnings were to change and amounts are distributed by such subsidiaries or if such subsidiaries are ultimately disposed. It is not practicable to estimate the additional income taxes related to permanently reinvested earnings or the basis differences related to investments in subsidiaries.

Income (Loss) from Discontinued Operations, Net of Income Taxes

During fiscal 2012, we sold our Touch Solutions business for net cash proceeds of $380 million, subject to working capital adjustments, of which we received $370 million during fiscal 2012. We recognized a pre-tax gain of $5 million on the transaction. The agreement includes contingent earn-out provisions through 2015 based on business performance. In connection with the divestiture, we incurred an income tax charge of $65 million, which is included in income (loss) from discontinued operations, net of income taxes on the Consolidated Statement of Operations, primarily as a result of being unable to realize a tax benefit from the write-off of goodwill at the time of the sale. We expect to make tax payments of approximately $10 million associated with this divestiture.

During fiscal 2012, we sold our TE Professional Services business for net cash proceeds of $28 million, of which we received $24 million during fiscal 2012, and recognized a pre-tax gain of $2 million on the transaction. Additionally, during fiscal 2012, we recorded a pre-tax impairment charge of $28 million, which is included in income (loss) from discontinued operations, net of income taxes on the Consolidated Statement of Operations, to write the carrying value of this business down to its estimated fair value less costs to sell.

On December 27, 2011, the New York Court of Claims entered judgment in our favor in the amount of $25 million, payment of which was received in fiscal 2012, in connection with our former

Wireless Systems business's State of New York contract. This judgment resolved all outstanding issues between the parties in this matter. This partial recovery of a previously recognized loss, net of legal fees, is reflected in income (loss) from discontinued operations, net of income taxes on the Consolidated Statement of Operations for fiscal 2012.

In fiscal 2010, we recorded income from discontinued operations of $44 million primarily in connection with the favorable resolution of certain litigation contingencies related to the Printed Circuit Group business which was sold in fiscal 2007.

The Touch Solutions, TE Professional Services, Wireless Systems, and Printed Circuit Group businesses met the held for sale and discontinued operations criteria and have been included as such in all periods presented on our Consolidated Financial Statements. Prior to reclassification to discontinued operations, the Touch Solutions and TE Professional Services businesses were included in the Communications and Industrial Solutions and Network Solutions segments, respectively. The Wireless Systems business was a component of the former Wireless Systems segment, and the Printed Circuit Group business was a component of the former Other segment.

See Note 4 to our Consolidated Financial Statements for additional information regarding discontinued operations.

Results of Operations by Segment

Transportation Solutions

	Fiscal		
	2012	2011	2010
	($ in millions)		
Net sales	$6,007	$5,629	$4,799
Operating income	$ 847	$ 848	$ 515
Operating margin	14.1%	15.1%	10.7%

The following table sets forth Transportation Solutions' percentage of total net sales by primary industry end market[1]:

	Fiscal		
	2012	2011	2010
Automotive	86%	88%	87%
Aerospace, Defense, and Marine	14	12	13
Total	100%	100%	100%

(1) Industry end market information about net sales is presented consistently with our internal management reporting and may be periodically revised as management deems necessary.

The following table provides an analysis of the change in Transportation Solutions' net sales compared to the prior fiscal year by primary industry end market:

	Fiscal														
	2012							2011							
	Change in Net Sales versus Prior Fiscal Year							Change in Net Sales versus Prior Fiscal Year							
	Organic[1]		Translation[2]	Impact of 53rd Week[3]	Acquisition	Total		Organic[1]		Translation[2]	Impact of 53rd Week[3]	(Divestiture)	Total		
	($ in millions)														
Automotive	$320	6.5%	$(181)	$(102)	$174	$211	4.3%	$562	13.5%	$169	$102	$(82)	$751	18.0%	
Aerospace, Defense, and Marine	40	5.6	(16)	(10)	153	167	23.8	59	9.5	10	10	—	79	12.7	
Total	$360	6.4%	$(197)	$(112)	$327	$378	6.7%	$621	13.0%	$179	$112	$(82)	$830	17.3%	

(1) Represents the change in net sales resulting from volume and price changes, before consideration of acquisitions, divestitures, the impact of changes in foreign currency exchange rates, and the impact of the 53rd week in fiscal 2011.

(2) Represents the change in net sales resulting from changes in foreign currency exchange rates.

(3) Represents the impact of an additional week in fiscal 2011.

Fiscal 2012 Compared to Fiscal 2011

Transportation Solutions' net sales increased $378 million, or 6.7%, to $6,007 million in fiscal 2012 from $5,629 million in fiscal 2011. Organic net sales increased by $360 million, or 6.4%, in fiscal 2012 as compared to fiscal 2011. The weakening of certain foreign currencies negatively affected net sales by $197 million, or 3.5%, in fiscal 2012 as compared to fiscal 2011. Fiscal 2011 included an additional week which contributed approximately $112 million in net sales. Deutsch contributed net sales of $327 million during fiscal 2012.

In the automotive end market, our organic net sales increased 6.5% in fiscal 2012 as compared to fiscal 2011. The increase was due primarily to growth of 15.1% in the Asia-Pacific region and 11.1% in the Americas region, partially offset by declines of 1.2% in the EMEA region. Growth in the Asia-Pacific region resulted from higher automotive production and continued recovery following the earthquake in Japan. We estimate that the earthquake in Japan negatively impacted our sales in the automotive end market by $38 million in fiscal 2011. In the Americas region, growth resulted from increased production in North America, partially offset by weakness in South America. In the EMEA region, production levels decreased as a result of financial uncertainty in Europe. In the aerospace, defense, and marine end market, our organic net sales increased 5.6% in fiscal 2012 as compared to fiscal 2011. The increase was attributable to increased production in the commercial aviation market, and growth in the marine market resulting from share gains and increased oil and gas exploration driven by increased crude oil prices.

Transportation Solutions' operating income of $847 million in fiscal 2012 was flat compared to fiscal 2011. Segment results for fiscal 2012 included $116 million of charges related to the acquisition of Deutsch, including $75 million of charges associated with the amortization of acquisition-related fair value adjustments primarily related to acquired inventories and customer order backlog, $27 million of acquisition and integration costs, and $14 million of restructuring and other charges. Segment results also included $16 million of net charges and $14 million of net credits to restructuring and other charges (credits) in fiscal 2012 and 2011, respectively. Excluding these items, operating income increased in fiscal 2012 as compared to fiscal 2011. The increase resulted primarily from the favorable impacts of higher volume and pricing actions, partially offset by unfavorable product mix.

Fiscal 2011 Compared to Fiscal 2010

Transportation Solutions' net sales increased $830 million, or 17.3%, to $5,629 million in fiscal 2011 from $4,799 million in fiscal 2010 due primarily to an increase of $751 million in the automotive end market. Organic net sales increased by $621 million, or 13.0%, in fiscal 2011 as compared to fiscal 2010. The strengthening of certain foreign currencies positively affected net sales by $179 million, or 3.7%, in fiscal 2011 as compared to fiscal 2010. Fiscal 2011 included an additional week which contributed approximately $112 million in net sales. The divestiture of the mechatronics business in fiscal 2010 negatively impacted sales by $82 million in fiscal 2011 as compared to fiscal 2010.

In the automotive end market, our organic net sales growth was 13.5% in fiscal 2011 as compared to fiscal 2010. The increase was attributable to growth of 17.9% in the EMEA region, 14.4% in the Americas region, and 7.7% in the Asia-Pacific region. Growth in the EMEA and Americas regions resulted from higher automotive production and increased content per vehicle. Growth in the Asia-Pacific region was negatively impacted by the earthquake in Japan. We estimate that the earthquake in Japan negatively impacted our sales in the automotive end market by $38 million in fiscal 2011. In the aerospace, defense, and marine end market, our organic net sales increased 9.5% in fiscal 2011 as compared to fiscal 2010, primarily as a result of increased demand from commercial aircraft builders as they continue to increase production and growth in the marine market as a result of increased oil and gas exploration driven by increasing crude oil prices.

Transportation Solutions' operating income increased $333 million to $848 million in fiscal 2011 from $515 million in fiscal 2010. Segment results included $14 million of net credits and $94 million of net charges to restructuring and other charges (credits) in fiscal 2011 and 2010, respectively. Excluding these items, operating income increased in fiscal 2011 as compared to fiscal 2010. The increase was due to favorable impacts of higher volume and improved manufacturing productivity, partially offset by increases in material costs and price erosion.

Communications and Industrial Solutions

	Fiscal		
	2012	2011	2010
	($ in millions)		
Net sales	$3,990	$4,658	$4,431
Operating income	$ 337	$ 515	$ 618
Operating margin	8.4%	11.1%	13.9%

The following table sets forth Communications and Industrial Solutions' percentage of total net sales by primary industry end market[1]:

	Fiscal		
	2012	2011	2010
Industrial	32%	33%	32%
Consumer Devices	28	27	29
Data Communications	22	23	22
Appliance	18	17	17
Total	100%	100%	100%

(1) Industry end market information about net sales is presented consistently with our internal management reporting and may be periodically revised as management deems necessary.

The following table provides an analysis of the change in Communications and Industrial Solutions' net sales compared to the prior fiscal year by primary industry end market:

	Fiscal												
	2012						2011						
	Change in Net Sales versus Prior Fiscal Year						Change in Net Sales versus Prior Fiscal Year						
	Organic[1]		Translation[2]	Impact of 53rd Week[3]	Total		Organic[1]		Translation[2]	Impact of 53rd Week[3]	(Divestiture)	Total	
	($ in millions)												
Industrial	$(232)	(14.9)%	$(16)	$(30)	$(278)	(17.9)%	$ 96	6.9%	$ 43	$30	$ (2)	$167	11.9%
Consumer Devices	(79)	(6.5)	(1)	(23)	(103)	(8.4)	(109)	(7.9)	36	23	(20)	(70)	(5.3)
Data Communications	(169)	(15.9)	(7)	(16)	(192)	(18.0)	25	2.6	28	16	—	69	7.2
Appliance	(65)	(8.1)	(16)	(14)	(95)	(11.8)	27	3.6	20	14	—	61	8.1
Total	$(545)	(11.7)%	$(40)	$(83)	$(668)	(14.3)%	$ 39	1.0%	$127	$83	$(22)	$227	5.1%

(1) Represents the change in net sales resulting from volume and price changes, before consideration of acquisitions, divestitures, the impact of changes in foreign currency exchange rates, and the impact of the 53rd week in fiscal 2011.

(2) Represents the change in net sales resulting from changes in foreign currency exchange rates.

(3) Represents the impact of an additional week in fiscal 2011.

Fiscal 2012 Compared to Fiscal 2011

In fiscal 2012, Communications and Industrial Solutions' net sales decreased $668 million, or 14.3%, to $3,990 million from $4,658 million in fiscal 2011. Organic net sales decreased $545 million, or 11.7%, during fiscal 2012 as compared to fiscal 2011. We estimate that the earthquake in Japan negatively impacted our sales in the Communications and Industrial Solutions segment by $61 million in fiscal 2011. The weakening of certain foreign currencies negatively affected net sales by $40 million, or 0.9%, in fiscal 2012 as compared to fiscal 2011. Fiscal 2011 included an additional week which contributed approximately $83 million in net sales.

In the industrial end market, our organic net sales decreased 14.9% in fiscal 2012 as compared to fiscal 2011 due to market weakness across all regions. In the consumer devices end market, our organic net sales decreased 6.5% in fiscal 2012 as compared to fiscal 2011 as a result of weaker demand in the personal computer and consumer electronics markets, partially offset by strong demand in the tablet computer market and increased demand in the mobile phone market. In the data communications end market, our organic net sales decreased 15.9% in fiscal 2012 from fiscal 2011 as a result of market softness, primarily in the Asia-Pacific region, and inventory reductions in the supply chain. In the appliance end market, our organic net sales decreased 8.1% in fiscal 2012 as compared to fiscal 2011 due primarily to weakness in the Asia-Pacific and EMEA regions, resulting from lower demand and inventory reductions in the supply chain, partially offset by growth in demand in the Americas region.

Communications and Industrial Solutions' operating income decreased $178 million to $337 million in fiscal 2012 from $515 million in fiscal 2011. Segment results included restructuring and other charges of $58 million and $65 million in fiscal 2012 and 2011, respectively. Excluding these items, operating income decreased in fiscal 2012 as compared to fiscal 2011. The decrease resulted from the unfavorable impacts of lower volume and increased materials costs, partially offset by improved manufacturing productivity.

Fiscal 2011 Compared to Fiscal 2010

Communications and Industrial Solutions' net sales increased $227 million, or 5.1%, to $4,658 million in fiscal 2011 as compared to $4,431 million in fiscal 2010. Organic net sales increased $39 million, or 1.0%, during fiscal 2011 as compared to fiscal 2010. We estimate that the earthquake in Japan negatively impacted our organic sales in the Communications and Industrial Solutions segment by $61 million in fiscal 2011. The strengthening of certain foreign currencies positively affected net sales by $127 million, or 2.7%, in fiscal 2011 as compared to fiscal 2010. Fiscal 2011 included an additional week which contributed approximately $83 million in net sales. The divestiture of the mechatronics business in fiscal 2010 negatively impacted sales by $22 million in fiscal 2011 as compared to fiscal 2010.

In the industrial end market, our organic net sales increased 6.9% in fiscal 2011 as compared to fiscal 2010 due primarily to strong growth in the industrial machinery market, particularly in the EMEA region, as well as growth in the commercial and building and factory automation markets. In the consumer devices end market, our organic net sales decreased 7.9% in fiscal 2011 from fiscal 2010 levels due to weaker demand in the mobile phone and consumer electronics markets driven by our platform position, the negative impact of the earthquake in Japan, and soft demand in the personal computer market, partially offset by growth in the tablet computer market. In the data communications end market, our organic net sales increased 2.6% in fiscal 2011 as compared to fiscal 2010 due to strength in sales in the server, data storage, and wireless markets, particularly in the EMEA region. In the appliance end market, our organic net sales growth of 3.6% in fiscal 2011 as compared to fiscal 2010 was due to continued consumer demand in the EMEA region, partially offset by decreases in the Americas region.

In fiscal 2011, Communications and Industrial Solutions' operating income decreased $103 million to $515 million from $618 million in fiscal 2010. Segment results included net restructuring and other charges of $65 million and $20 million during fiscal 2011 and 2010, respectively. Excluding these items, operating income decreased in fiscal 2011 as compared to fiscal 2010. The decrease was attributable to price erosion and increased material costs, partially offset by volume increases and cost reduction benefits associated with restructuring actions.

Network Solutions

	Fiscal		
	2012	2011	2010
	($ in millions)		
Net sales	$3,285	$3,491	$2,451
Operating income	$ 334	$ 324	$ 312
Operating margin	10.2%	9.3%	12.7%

The following table sets forth Network Solutions' percentage of total net sales by primary industry end market[1]:

	Fiscal		
	2012	2011	2010
Telecom Networks	39%	39%	21%
Energy	25	25	31
Enterprise Networks	21	20	19
Subsea Communications	15	16	29
Total	100%	100%	100%

(1) Industry end market information about net sales is presented consistently with our internal management reporting and may be periodically revised as management deems necessary.

The following table provides an analysis of the change in Network Solutions' net sales compared to the prior fiscal year by primary industry end market:

	Fiscal													
	2012							2011						
	Change in Net Sales versus Prior Fiscal Year							Change in Net Sales versus Prior Fiscal Year						
	Organic[1]		Translation[2]	Impact of 53rd Week[3]	Acquisition	Total		Organic[1]		Translation[2]	Impact of 53rd Week[3]	Acquisition (Divestiture)	Total	
	($ in millions)													
Telecom Networks	$(110)	(8.2)%	$ (37)	$(32)	$117	$ (62)	(4.6)%	$ 109	22.6%	$33	$32	$667	$ 841	163.9%
Energy	14	1.5	(37)	(14)	—	(37)	(4.2)	81	11.4	34	14	(12)	117	15.5
Enterprise Networks	—	—	(29)	(16)	37	(8)	(1.2)	41	9.7	18	16	152	227	49.3
Subsea Communications	(91)	(15.8)	2	(10)	—	(99)	(17.1)	(155)	(21.4)	—	10	—	(145)	(20.0)
Total	$(187)	(5.4)%	$(101)	$(72)	$154	$(206)	(5.9)%	$ 76	3.3%	$85	$72	$807	$1,040	42.4%

(1) Represents the change in net sales resulting from volume and price changes, before consideration of acquisitions, divestitures, the impact of changes in foreign currency exchange rates, and the impact of the 53rd week in fiscal 2011.

(2) Represents the change in net sales resulting from changes in foreign currency exchange rates.

(3) Represents the impact of an additional week in fiscal 2011, including $24 million related to ADC.

Fiscal 2012 Compared to Fiscal 2011

Network Solutions' net sales decreased $206 million, or 5.9%, to $3,285 million in fiscal 2012 from $3,491 million in fiscal 2011. Organic net sales decreased $187 million, or 5.4%, in fiscal 2012 from fiscal 2011. The weakening of certain foreign currencies negatively affected net sales by $101 million, or 2.8%, in fiscal 2012 as compared to fiscal 2011. Fiscal 2011 included an additional week which contributed approximately $72 million in net sales. The acquisition of ADC on December 8, 2010 resulted in incremental net sales of $154 million in the first quarter of fiscal 2012 over the same period of fiscal 2011, as ADC contributed net sales of $198 million in the first quarter of fiscal 2012 as compared to $44 million in the first quarter of fiscal 2011.

In the telecom networks end market, our organic net sales decreased 8.2% in fiscal 2012 as compared to fiscal 2011 due primarily to decreased capital investments by major carriers in the telecommunications industry, particularly in the Americas and EMEA regions. In the energy end market, our organic net sales increased 1.5% in fiscal 2012 as compared to fiscal 2011 as a result of growth in the Americas and Asia-Pacific regions. In the enterprise networks end market, our organic net sales were flat in fiscal 2012 as compared to fiscal 2011 levels as declines resulting from softness in the office networks were offset by increases resulting from continued data center investments. The subsea communications end market's organic net sales decreased 15.8% in fiscal 2012 as compared to fiscal 2011 as a result of lower levels of project activity.

In fiscal 2012, Network Solutions' operating income increased $10 million to $334 million from $324 million in fiscal 2011. Segment results for fiscal 2012 included $40 million of restructuring and other charges. Segment results for fiscal 2011 included $138 million of charges related to the acquisition of ADC, including $80 million of restructuring and other charges, $39 million of charges associated with the amortization of acquisition-related fair value adjustments primarily related to acquired inventories and customer order backlog, and $19 million of acquisition and integration costs. Segment results for fiscal 2011 also included additional restructuring and other charges of $5 million. Excluding these items, operating income decreased in fiscal 2012 as compared to fiscal 2011. The decrease was attributable to the unfavorable impact of lower volume, unfavorable product mix, and price erosion, partially offset by improved manufacturing productivity.

Fiscal 2011 Compared to Fiscal 2010

In fiscal 2011, Network Solutions' net sales increased $1,040 million, or 42.4%, to $3,491 million from $2,451 million in fiscal 2010. Organic net sales increased $76 million, or 3.3%, in fiscal 2011 from fiscal 2010. The strengthening of certain foreign currencies positively impacted net sales by $85 million, or 3.3%, in fiscal 2011 as compared to fiscal 2010. Fiscal 2011 included an additional week which contributed approximately $72 million in net sales. The acquisition of ADC increased sales by $843 million, of which $24 million is related to the additional week, during fiscal 2011. The divestiture of the Dulmison connectors and fittings product line in fiscal 2010 negatively impacted sales by $12 million in fiscal 2011 as compared to fiscal 2010.

In the telecom networks end market, our organic net sales increase of 22.6% in fiscal 2011 as compared to fiscal 2010 was largely due to increased fiber network investment by telecommunications companies, particularly in the EMEA and South America regions. In the energy end market, our organic net sales increased 11.4% in fiscal 2011 as compared to fiscal 2010 due primarily to a continuing strong recovery across all regions. In the enterprise networks end market, our organic net sales increased 9.7% in fiscal 2011 from fiscal 2010 levels as a result of increased data center investment in the EMEA region, particularly in India, and the Asia-Pacific region. The subsea communications end market's organic net sales decreased 21.4% in fiscal 2011 as compared to fiscal 2010 as a result of lower levels of project activity.

Network Solutions' operating income increased $12 million to $324 million in fiscal 2011 from $312 million in fiscal 2010. As discussed above, during fiscal 2011, segment results included $138 million of charges related to the acquisition of ADC. Segment results also included additional net restructuring and other charges of $5 million in fiscal 2011. In fiscal 2010, segment results included $20 million of net restructuring and other charges and $8 million of acquisition and integration costs. Excluding these items, operating income increased in fiscal 2011 as compared to fiscal 2010. The increase resulted from higher volume, partially offset by unfavorable product mix, price erosion, and increased material costs.

New Segment Structure Effective for Fiscal 2013

Effective for the first quarter of fiscal 2013, we reorganized our management and segments to better align the organization around our strategy. We expect the realignment to enable us to better meet our customers' needs and optimize our efficiency. Our businesses in the former Communications and Industrial Solutions segment have been moved into other segments. Also, the Aerospace, Defense, and Marine and Energy businesses, formerly included in the Transportation Solutions and Network Solutions segments, respectively, have been moved to the newly created Industrial Solutions segment. The following represents the new segment structure:

- Transportation Solutions—This segment consists of our Automotive business.
- Industrial Solutions—This segment contains our Industrial, Aerospace, Defense, and Marine, and Energy businesses.
- Consumer Solutions—Our Consumer Devices and Appliances businesses are included in this segment.
- Network Solutions—Telecom Networks, Enterprise Networks, Data Communications, and Subsea Communications businesses are presented in this segment.

In this Annual Report, results for fiscal 2012 and prior periods are reported on the basis under which we managed our business in fiscal 2012 and do not reflect the fiscal 2013 segment reorganization.

Liquidity and Capital Resources

Our ability to fund our future capital needs will be affected by our ability to continue to generate cash from operations and may be affected by our ability to access the capital markets, money markets, or other sources of funding, as well as the capacity and terms of our financing arrangements. We believe that cash generated from operations and, to the extent necessary, these other sources of potential funding will be sufficient to meet our anticipated capital needs for the foreseeable future. Payment of our 6.00% senior notes due in October 2012 was made subsequent to fiscal year end 2012. We may use excess cash to reduce our outstanding debt, including through the possible repurchase of our debt in accordance with applicable law, to purchase a portion of our common shares pursuant to our authorized share repurchase program, to pay distributions or dividends on our common shares, or to acquire strategic businesses or product lines. The cost or availability of future funding may be impacted by financial market conditions. We will continue to monitor financial markets, to respond as necessary to changing conditions.

As of September 28, 2012, our cash and cash equivalents were held principally in subsidiaries which are located throughout the world. Under current laws, substantially all of these amounts can be repatriated to Tyco Electronics Group S.A. ("TEGSA"), our Luxembourg subsidiary, which is the obligor of substantially all of our debt, and to TE Connectivity Ltd., our Swiss parent company; however, the repatriation of these amounts could subject us to additional tax costs. We provide for tax liabilities in our financial statements with respect to amounts that we expect to repatriate; however, no tax liabilities are recorded for amounts that we consider to be permanently reinvested outside Switzerland (approximately $18 billion as of September 28, 2012). Our current plans do not demonstrate a need to repatriate earnings that are designated as permanently reinvested in order to fund our operations, including investing and financing activities.

Cash Flows from Operating Activities

Net cash provided by continuing operating activities was $1,888 million in fiscal 2012 as compared to $1,722 million in fiscal 2011. The increase of $166 million in fiscal 2012 over fiscal 2011 resulted primarily from improved working capital, partially offset by lower income levels.

Net cash provided by continuing operating activities was $1,722 million in fiscal 2011 as compared to $1,603 million in fiscal 2010. The increase of $119 million in fiscal 2011 over fiscal 2010 primarily resulted from higher income levels, partially offset by a reduction of accrued and other current liabilities related to employee compensation-related payments, higher income taxes paid, and payments for pre-separation tax matters.

Pension and postretirement benefit contributions in fiscal 2012, 2011, and 2010 were $98 million, $90 million, and $180 million, respectively. Fiscal 2010 included $69 million of voluntary pension contributions; there were no voluntary contributions in fiscal 2012 or 2011. We expect pension and postretirement benefit contributions to be $103 million in fiscal 2013, before consideration of voluntary contributions.

The amount of income taxes paid, net of refunds, during fiscal 2012, 2011, and 2010 was $290 million, $299 million, and $156 million, respectively.

In fiscal 2012, cash payments included $70 million for tax deficiencies related to U.S. tax matters for the years 1997 through 2000. Also during fiscal 2012, we received net reimbursements of $51 million from Tyco International and Covidien pursuant to their indemnifications for pre-separation U.S. tax matters. We expect to make additional net cash payments of approximately $26 million over the next twelve months related to these matters. These amounts include payments in which we are the primary obligor to the taxing authorities and for which we expect a portion to be reimbursed by Tyco International and Covidien under the Tax Sharing Agreement as well as indemnification payments to

Tyco International and Covidien under the Tax Sharing Agreement for tax matters where they are the primary obligor to the taxing authorities. See Note 13 to the Consolidated Financial Statements for additional information related to pre-separation tax matters.

In fiscal 2011, cash payments related to pre-separation tax matters were $129 million, net of indemnification payments under the Tax Sharing Agreement.

In addition to net cash provided by operating activities, we use free cash flow as a useful measure of our performance and ability to generate cash. Free cash flow was $1,434 million in fiscal 2012 as compared to $1,342 million in fiscal 2011 and $1,333 million in fiscal 2010. The increase in free cash flow in fiscal 2012 as compared to fiscal 2011 was primarily driven by improved working capital, as adjusted for net payments for pre-separation tax matters of $19 million and certain Deutsch acquisition-related payments totaling $37 million, partially offset by lower income levels. The increase in free cash flow in fiscal 2011 from fiscal 2010 was primarily driven by higher income levels partially offset by lower working capital levels, as adjusted for net payments for pre-separation tax matters of $129 million, and increases in capital expenditures.

The following table sets forth a reconciliation of net cash provided by continuing operating activities, the most comparable GAAP financial measure, to free cash flow, a non-GAAP financial measure:

	Fiscal		
	2012	2011	2010
	(in millions)		
Net cash provided by continuing operating activities	$1,888	$1,722	$1,603
Capital expenditures	(533)	(574)	(380)
Proceeds from sale of property, plant, and equipment	23	65	16
Payments related to pre-separation tax matters, net	19	129	—
Payments related to accrued interest on debt assumed in the acquisition of Deutsch	17	—	—
Payments to settle acquisition-related foreign currency derivative contracts	20	—	—
Pre-separation litigation payments	—	—	25
Voluntary pension contributions	—	—	69
Free cash flow	$1,434	$1,342	$1,333

Cash Flows from Investing Activities

We continue to fund capital expenditures to support new programs and to invest in machinery and our manufacturing facilities to further enhance productivity and manufacturing capabilities. Capital spending decreased $41 million in fiscal 2012 to $533 million as compared to $574 million in fiscal 2011. Capital spending was $380 million in fiscal 2010. We expect fiscal 2013 capital spending levels to be approximately 4-5% of net sales.

During fiscal 2012, we acquired Deutsch. The total value paid for the transaction amounted to €1.55 billion (approximately $2.05 billion using an exchange rate of $1.33 per €1.00), net of cash acquired of $152 million. The total value paid included $659 million of debt assumed, including accrued interest, and paid off in its entirety shortly after the completion of the acquisition.

During fiscal 2011, we acquired ADC for a total purchase price of approximately $1,263 million in cash (excluding cash acquired of $546 million) and $22 million of other non-cash consideration. Short-term investments acquired in connection with the acquisition of ADC were sold for proceeds of $155 million in fiscal 2011. Certain other assets acquired in connection with the acquisition of ADC were sold for net proceeds of $111 million, of which approximately $106 million was received in fiscal 2011. We also acquired another business for $14 million in cash in fiscal 2011.

During fiscal 2010, we acquired two businesses for $38 million in cash. Also during fiscal 2010, we paid cash of $55 million to acquire a business that was sold in fiscal 2012 as part of the divestiture of the Touch Solutions business.

Cash Flows from Financing Activities and Capitalization

Total debt at fiscal year end 2012 and 2011 was $3,711 million and $2,667 million, respectively. See Note 11 to the Consolidated Financial Statements for additional information regarding debt.

In February 2012, TEGSA, our wholly-owned subsidiary, issued $250 million aggregate principal amount of 1.60% senior notes due February 3, 2015 and $500 million aggregate principal amount of 3.50% senior notes due February 3, 2022. The notes were offered and sold pursuant to an effective registration statement on Form S-3 filed on January 21, 2011. Interest on the notes is payable semi-annually on February 3 and August 3 of each year, beginning August 3, 2012. The notes are TEGSA's unsecured senior obligations and rank equally in right of payment with all existing and any future senior indebtedness of TEGSA and senior to any subordinated indebtedness that TEGSA may incur. The notes are fully and unconditionally guaranteed as to payment on an unsecured senior basis by TE Connectivity Ltd. Net proceeds from the issuance of the notes due 2015 and 2022, were approximately $250 million and $498 million, respectively. In connection with the issuance of the senior notes in February 2012, the commitments of the lenders under a $700 million 364-day credit agreement, dated as of December 20, 2011, automatically terminated.

On June 24, 2011, TEGSA entered into a five-year unsecured senior revolving credit facility ("Credit Facility"), with total commitments of $1,500 million. TEGSA had no borrowings under the Credit Facility at September 28, 2012 and September 30, 2011.

Borrowings under the Credit Facility bear interest at a rate per annum equal to, at the option of TEGSA, (1) the London interbank offered rate ("LIBOR") plus an applicable margin based upon the senior, unsecured, long-term debt rating of TEGSA, or (2) an alternate base rate equal to the highest of (i) Deutsche Bank AG New York branch's base rate, (ii) the federal funds effective rate plus ½ of 1%, and (iii) one-month LIBOR plus 1%, plus, in each case, an applicable margin based upon the senior, unsecured, long-term debt rating of TEGSA. TEGSA is required to pay an annual facility fee ranging from 12.5 to 30.0 basis points based upon the amount of the lenders' commitments under the Credit Facility and the applicable credit ratings of TEGSA.

The Credit Facility contains a financial ratio covenant providing that if, as of the last day of each fiscal quarter, our ratio of Consolidated Total Debt (as defined in the Credit Facility) to Consolidated EBITDA (as defined in the Credit Facility) for the then most recently concluded period of four consecutive fiscal quarters exceeds 3.5 to 1.0, an Event of Default (as defined in the Credit Facility) is triggered. The Credit Facility and our other debt agreements contain other customary covenants. None of our covenants are presently considered restrictive to our operations. As of September 28, 2012, we were in compliance with all of our debt covenants and believe that we will continue to be in compliance with our existing covenants for the foreseeable future.

In December 2010, TEGSA issued $250 million principal amount of 4.875% senior notes due January 15, 2021. The notes were offered and sold pursuant to an effective registration statement on Form S-3 filed on July 1, 2008, as amended on June 26, 2009. Interest on the notes accrues from the issuance date at a rate of 4.875% per year and is payable semi-annually on January 15 and July 15 of each year, beginning July 15, 2011. The notes are TEGSA's unsecured senior obligations and rank equally in right of payment with all existing and any future senior indebtedness of TEGSA and senior to any subordinated indebtedness that TEGSA may incur. The notes are fully and unconditionally guaranteed as to payment on an unsecured senior basis by TE Connectivity Ltd. Net proceeds from the issuance were approximately $249 million.

In December 2010, in connection with the acquisition of ADC, we assumed $653 million of convertible subordinated notes due 2013, 2015, and 2017. Under the terms of the indentures governing these convertible subordinated notes, following the acquisition of ADC, the right to convert the notes into shares of ADC common stock changed to the right to convert the notes into cash. See Note 5 for more information on the ADC acquisition. In fiscal 2011, our ADC subsidiary commenced offers to purchase the convertible subordinated notes at par plus accrued interest, pursuant to the terms of the indentures for the notes. During fiscal 2011, $198 million principal amount of the convertible subordinated notes due 2013, $136 million principal amount of the convertible subordinated notes due 2015, and $225 million principal amount of the convertible subordinated notes due 2017 were purchased for an aggregate purchase price of $560 million. All of the purchased convertible subordinated notes have been cancelled. Our debt balance at fiscal year end 2012 included the remaining $90 million of 3.50% convertible subordinated notes due 2015 and $1 million of floating rate convertible subordinated notes due 2013.

Periodically, TEGSA issues commercial paper to U.S. institutional accredited investors and qualified institutional buyers in accordance with available exemptions from the registration requirements of the Securities Act of 1933 as part of our ongoing effort to maintain financial flexibility and to potentially decrease the cost of borrowings. Borrowings under the commercial paper program are backed by the Credit Facility. As of fiscal year end 2012, TEGSA had $300 million of commercial paper outstanding at a weighted-average interest rate of 0.40%. TEGSA had no commercial paper outstanding at fiscal year end 2011.

TEGSA's payment obligations under its senior notes, commercial paper, and Credit Facility are fully and unconditionally guaranteed by TE Connectivity Ltd. Neither TE Connectivity Ltd. nor any of its subsidiaries provides a guarantee as to payment obligations under the 3.50% convertible subordinated notes due 2015 and other notes issued by ADC prior to its acquisition in December 2010.

Payments of common share dividends and cash distributions to shareholders were $332 million, $296 million, and $289 million in fiscal 2012, 2011, and 2010, respectively. In October 2009, our shareholders approved a cash distribution to shareholders in the form of a capital reduction to the par value of our common shares of CHF 0.34 (equivalent to $0.32) per share, payable in two equal installments in the first and second quarters of fiscal 2010. We paid the first and second installments of the distribution at a rate of $0.16 per share during each of the quarters ended December 25, 2009 and March 26, 2010. These capital reductions reduced the par value of our common shares from CHF 2.43 (equivalent to $2.24) to CHF 2.09 (equivalent to $1.92).

In March 2010, our shareholders approved a cash distribution to shareholders in the form of a capital reduction to the par value of our common shares of CHF 0.72 (equivalent to $0.64) per share, payable in four equal quarterly installments beginning in the third quarter of fiscal 2010 through the second quarter of fiscal 2011. We paid the installments of the distribution at a rate of $0.16 per share during each of the quarters ended June 25, 2010, September 24, 2010, December 24, 2010, and March 25, 2011. These capital reductions reduced the par value of our common shares from CHF 2.09 (equivalent to $1.92) to CHF 1.37 (equivalent to $1.28).

In March 2011, our shareholders approved a dividend payment to shareholders of CHF 0.68 (equivalent to $0.72) per share out of contributed surplus, payable in four equal quarterly installments beginning in the third quarter of fiscal 2011 through the second quarter of fiscal 2012. We paid the installments of the dividend at a rate of $0.18 per share during each of the quarters ended June 24, 2011, September 30, 2011, December 30, 2011, and March 30, 2012.

In March 2012, our shareholders approved a cash distribution to shareholders in the form of a capital reduction to the par value of our common shares of CHF 0.80 (equivalent to $0.84) per share, payable in four equal quarterly installments beginning in the third quarter of fiscal 2012 through the second quarter of fiscal 2013. We paid the first and second installments of the distribution at a rate of $0.21 per share during each of the quarters ended June 29, 2012 and September 28, 2012. These capital reductions reduced the par value of our common shares from CHF 1.37 (equivalent to $1.28) to CHF 0.97 (equivalent to $0.86).

Contributed surplus established for Swiss tax and statutory purposes ("Swiss Contributed Surplus"), subject to certain conditions, is a freely distributable reserve.

Under Swiss law, subject to certain conditions, distributions to shareholders made in the form of a reduction of registered share capital or from reserves from capital contributions (equivalent to Swiss Contributed Surplus) are exempt from Swiss withholding tax. During fiscal 2012, we received a favorable outcome from the Swiss tax authorities related to the classification of Swiss Contributed Surplus that confirms our presentation of Swiss Contributed Surplus as a free reserve on our statutory Swiss balance sheet. As of September 28, 2012 and September 30, 2011, Swiss Contributed Surplus was $8,940 million (equivalent to CHF 9,745 million).

During fiscal 2011, our board of directors authorized a $2,250 million increase in the share repurchase authorization. We repurchased approximately 6 million of our common shares for $194 million, approximately 25 million of our common shares for $867 million, and approximately 18 million of our common shares for $488 million during fiscal 2012, 2011, and 2010, respectively. At September 28, 2012, we had $1,307 million of availability remaining under our share repurchase authorization.

Commitments and Contingencies

The following table provides a summary of our contractual obligations and commitments for debt, minimum lease payment obligations under non-cancelable leases, and other obligations at fiscal year end 2012:

		Payments Due by Fiscal Year					
	Total	2013	2014	2015	2016	2017	Thereafter
	(in millions)						
Long-term debt, including current maturities	$3,711	$1,015	$377	$340	$ —	$ —	$1,979
Interest on long-term debt[1]	1,464	160	128	115	110	110	841
Operating leases	448	123	97	75	46	34	73
Purchase obligations[2]	127	124	3	—	—	—	—
Total contractual cash obligations[3][4][5]	$5,750	$1,422	$605	$530	$156	$144	$2,893

(1) Interest payments exclude the impact of our interest rate swaps.

(2) Purchase obligations consist of commitments for purchases of goods and services.

(3) The table above does not reflect unrecognized tax benefits of $1,795 million and related accrued interest and penalties of $1,335 million, the timing of which is uncertain. See Note 17 to the Consolidated Financial Statements for additional information regarding unrecognized tax benefits, interest, and penalties.

(4) The table above does not reflect pension and postretirement benefit obligations to certain employees and former employees. We are obligated to make contributions to our pension plans and postretirement benefit plans; however, we are unable to determine the amount of plan contributions due to the inherent uncertainties of obligations of this type, including timing, interest rate charges, investment performance, and amounts of benefit payments. We expect to contribute $103 million to pension and postretirement benefit plans in fiscal 2013, before consideration of voluntary contributions.

These plans and our estimates of future contributions and benefit payments are more fully described in Note 16 to the Consolidated Financial Statements.

(5) Other long-term liabilities of $517 million, of which $227 million related to our ASC 460 guarantee liabilities, are excluded from the table above as we are unable to estimate the timing of payment for these items. See Note 12 to the Consolidated Financial Statements for more information regarding ASC 460.

Income Tax Matters

In connection with the separation, we entered into a Tax Sharing Agreement that generally governs our, Covidien's, and Tyco International's respective rights, responsibilities, and obligations after the distribution with respect to taxes, including ordinary course of business taxes and taxes, if any, incurred as a result of any failure of the distribution of all of our shares or the shares of Covidien to qualify as a tax-free distribution for U.S. federal income tax purposes within the meaning of Section 355 of the Internal Revenue Code (the "Code") or certain internal transactions undertaken in anticipation of the spin-offs to qualify for tax-favored treatment under the Code.

Pursuant to the Tax Sharing Agreement, upon separation, we entered into certain guarantee commitments and indemnifications with Tyco International and Covidien. Under the Tax Sharing Agreement, we, Tyco International, and Covidien share 31%, 27%, and 42%, respectively, of certain contingent liabilities relating to unresolved pre-separation tax matters of Tyco International. The effect of the Tax Sharing Agreement is to indemnify us for 69% of certain liabilities settled in cash by us with respect to unresolved pre-separation tax matters. Pursuant to that indemnification, we have made similar indemnifications to Tyco International and Covidien with respect to 31% of certain liabilities settled in cash by the companies relating to unresolved pre-separation tax matters. If any of the companies responsible for all or a portion of such liabilities were to default in its payment of costs or expenses related to any such liability, we would be responsible for a portion of the defaulting party or parties' obligation. We are responsible for all of our own taxes that are not shared pursuant to the Tax Sharing Agreement's sharing formula. In addition, Tyco International and Covidien are responsible for their tax liabilities that are not subject to the Tax Sharing Agreement's sharing formula.

Prior to separation, certain of our subsidiaries filed combined income tax returns with Tyco International. Those and other of our subsidiaries' income tax returns are periodically examined by various tax authorities. In connection with these examinations, tax authorities, including the Internal Revenue Service ("IRS"), have raised issues and proposed tax adjustments. Tyco International, as the U.S. income tax audit controlling party under the Tax Sharing Agreement, is reviewing and contesting certain of the proposed tax adjustments. Amounts related to these tax adjustments and other tax contingencies and related interest that management has assessed under the uncertain tax position provisions of ASC 740, which relate specifically to our entities have been recorded on the Consolidated Financial Statements. In addition, we may be required to fund portions of Covidien and Tyco International's tax obligations. Estimates about these guarantees have also been recognized on the Consolidated Financial Statements. See Note 12 to the Consolidated Financial Statements for additional information.

During fiscal 2007, the IRS concluded its field examination of certain of Tyco International's U.S. federal income tax returns for the years 1997 through 2000 and issued Revenue Agent Reports which reflect the IRS' determination of proposed tax adjustments for the 1997 through 2000 period. Additionally, the IRS proposed civil fraud penalties against Tyco International arising from alleged actions of former executives in connection with certain intercompany transfers of stock in 1998 and 1999. The penalties were asserted against a prior subsidiary of Tyco International that was distributed to us in connection with the separation. Tyco International appealed certain of the proposed adjustments for the years 1997 through 2000, and Tyco International has now resolved all but one of the matters associated with the proposed tax adjustments, including reaching an agreement with the IRS on the penalty adjustment. In October 2012, the IRS issued special agreement Forms 870-AD concluding its audit of all tax matters for the period 1997 through 2000, excluding one issue that remains in dispute as described below.

The disputed issue involves the tax treatment of certain intercompany debt transactions. The IRS has asserted that certain intercompany loans originating during the period 1997 through 2000 did not constitute debt for U.S. federal income tax purposes and has disallowed related interest deductions recognized on Tyco International's U.S. income tax returns during the period. Tyco International contends that the intercompany financing qualified as debt for U.S. tax purposes and that the interest deductions reflected on the income tax returns are appropriate. The IRS and Tyco International remain unable to resolve this matter through the IRS appeals process. We understand that Tyco International expects to receive statutory notices of deficiency from the IRS early in our fiscal 2013. Upon receipt of these statutory notices, we expect that Tyco International will commence litigation of this matter with the IRS in U.S. federal court. Based upon relevant facts surrounding the intercompany debt transactions, relevant tax regulations, and applicable case law, we believe that we are adequately reserved for this matter. However, the ultimate outcome is uncertain and if the IRS were to prevail on its assertions, our share of the assessed tax, deficiency interest, and applicable withholding taxes and penalties could have a material adverse impact on our results of operations and financial position.

In fiscal 2012, we made payments of $70 million for tax deficiencies related to undisputed tax adjustments for the years 1997 through 2000. Concurrent with remitting these payments, we were reimbursed $51 million from Tyco International and Covidien pursuant to their indemnifications for pre-separation tax matters. Over the next twelve months, we expect to pay approximately $26 million, inclusive of related indemnification payments, in connection with these pre-separation tax matters.

During fiscal 2011, the IRS completed its field examination of certain Tyco International income tax returns for the years 2001 through 2004, issued Revenue Agent Reports which reflect the IRS' determination of proposed tax adjustments for the 2001 through 2004 period, and issued certain notices of deficiency. As a result of the completion of fieldwork and the settlement of certain tax matters in fiscal 2011, we recognized income tax benefits of $35 million and other expense of $14 million pursuant to the Tax Sharing Agreement. Also, in fiscal 2011, we made net cash payments of $154 million related to pre-separation deficiencies. Tyco International's income tax returns for the years 2001 through 2004 remain subject to adjustment by the IRS upon ultimate resolution of the disputed issue involving certain intercompany loans originated during the period 1997 through 2000.

The IRS commenced its audit of certain Tyco International income tax returns for the years 2005 through 2007 in fiscal 2011.

During fiscal 2012, the IRS commenced its audit of our income tax returns for the years 2008 through 2010.

At September 28, 2012 and September 30, 2011, we have reflected $71 million and $232 million, respectively, of income tax liabilities related to the audits of Tyco International's and our income tax returns in accrued and other current liabilities as certain of these matters could be resolved within the next twelve months.

We continue to believe that the amounts recorded on our Consolidated Financial Statements relating to the matters discussed above are appropriate. However, the ultimate resolution is uncertain and could result in a material impact to our results of operations, financial position, or cash flows.

Legal Matters

In the ordinary course of business, we are subject to various legal proceedings and claims, including patent infringement claims, product liability matters, employment disputes, disputes on agreements, other commercial disputes, environmental matters, antitrust claims, and tax matters, including non-income tax matters such as value added tax, sales and use tax, real estate tax, and transfer tax. Management believes that these legal proceedings and claims likely will be resolved over an extended period of time. Although it is not feasible to predict the outcome of these proceedings, based upon our experience, current information, and applicable law, we do not expect that the outcome of these proceedings, either individually or in the aggregate, will have a material effect on our results of operations, financial position, or cash flows. See "Part I. Item 3. Legal Proceedings" of our Annual Report on Form 10-K for the fiscal year ended September 28, 2012 filed with the SEC and Note 13 to the Consolidated Financial Statements for further information regarding legal proceedings.

At September 28, 2012, we had a contingent purchase price commitment of $80 million related to our fiscal 2001 acquisition of Com-Net. This represents the maximum amount payable to the former shareholders of Com-Net only after the construction and installation of a communications system for the State of Florida was completed and approved by the State of Florida in accordance with guidelines set forth in the contract. Under the terms of the purchase and sale agreement, we do not believe we have any obligation to the sellers. However, the sellers have contested our position and initiated a lawsuit in June 2006 in the Court of Common Pleas in Allegheny County, Pennsylvania, which is in the discovery phase. A liability for this contingency has not been recorded on the Consolidated Financial Statements as we do not believe that any payment is probable or reasonably estimable at this time.

Off-Balance Sheet Arrangements

Certain of our segments have guaranteed the performance of third parties and provided financial guarantees for uncompleted work and financial commitments. The terms of these guarantees vary with end dates ranging from fiscal 2013 through the completion of such transactions. The guarantees would be triggered in the event of nonperformance, and the potential exposure for nonperformance under the guarantees would not have a material effect on our results of operations, financial position, or cash flows.

In disposing of assets or businesses, we often provide representations, warranties, and/or indemnities to cover various risks including unknown damage to assets, environmental risks involved in the sale of real estate, liability for investigation and remediation of environmental contamination at waste disposal sites and manufacturing facilities, and unidentified tax liabilities and legal fees related to periods prior to disposition. We have no reason to believe that these uncertainties would have a material adverse effect on our results of operations, financial position, or cash flows.

At September 28, 2012, we had outstanding letters of credit and letters of guarantee in the amount of $344 million.

We have recorded liabilities for known indemnifications included as part of environmental liabilities. See Note 13 to the Consolidated Financial Statements for a discussion of these liabilities.

In the normal course of business, we are liable for contract completion and product performance. In the opinion of management, such obligations will not significantly affect our results of operations, financial position, or cash flows.

Pursuant to the Tax Sharing Agreement, upon separation, we entered into certain guarantee commitments and indemnifications with Tyco International and Covidien. Under the Tax Sharing Agreement, we, Tyco International, and Covidien share 31%, 27%, and 42%, respectively, of certain contingent liabilities relating to unresolved pre-separation tax matters of Tyco International. The effect of the Tax Sharing Agreement is to indemnify us for 69% of certain liabilities settled in cash by us with respect to unresolved pre-separation tax matters. Pursuant to that indemnification, we have made similar indemnifications to Tyco International and Covidien with respect to 31% of certain liabilities settled in cash by the companies relating to unresolved pre-separation tax matters. If any of the companies responsible for all or a portion of such liabilities were to default in its payment of costs or expenses related to any such liability, we would be responsible for a portion of the defaulting party or parties' obligation. These arrangements have been valued upon our separation from Tyco International in accordance with ASC 460 and, accordingly, liabilities amounting to $241 million were recorded on the Consolidated Balance Sheet at September 28, 2012. See Notes 12 and 13 to the Consolidated Financial Statements for additional information.

Critical Accounting Policies and Estimates

The preparation of the Consolidated Financial Statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenue and expenses. Our significant accounting policies are summarized in Note 2 to the Consolidated Financial Statements. The following accounting policies are considered to be the most critical as they require significant judgments and assumptions that involve inherent risks and uncertainties. Management's estimates are based on the relevant information available at the end of each period.

Revenue Recognition

Our revenue recognition policies are in accordance with ASC 605, *Revenue Recognition*. Our revenues are generated principally from the sale of our products. Revenue from the sale of products is recognized at the time title and the risks and rewards of ownership pass to the customer. This generally occurs when the products reach the free-on-board shipping point, the sales price is fixed and determinable, and collection is reasonably assured. For those items where title has not yet transferred, we have deferred the recognition of revenue. A reserve for estimated returns is established at the time of sale based on historical return experience and is recorded as a reduction of sales. Other allowances include customer quantity and price discrepancies. A reserve for other allowances is generally established at the time of sale based on historical experience and is recorded as a reduction of sales.

Contract revenues for construction related projects are recorded primarily on the percentage-of-completion method. Profits recognized on contracts in process are based upon estimated contract revenue and related cost to complete. Percentage-of-completion is measured based on the ratio of actual costs incurred to total estimated costs. Revisions in cost estimates as contracts progress have the effect of increasing or decreasing profits in the current period. Provisions for anticipated losses are made in the period in which they first become determinable. In addition, provisions for credit losses related to construction related projects are recorded as reductions of revenue in the period in which they first become determinable. Contract revenues for construction related projects are generated primarily in the Network Solutions segment.

Goodwill and Other Intangible Assets

Acquired intangible assets include both indeterminable-lived residual goodwill and determinable-lived identifiable intangible assets. Intangible assets with a determinable life include primarily intellectual property consisting of patents, trademarks, customer and distributor relationships, and unpatented technology with estimates of recoverability ranging from 1 to 50 years, amortized generally on a straight-line basis. An evaluation of the remaining useful life of determinable-lived intangible assets is performed on a periodic basis and when events and circumstances warrant an evaluation. We assess determinable-lived intangible assets for impairment consistent with our policy for assessing other long-lived assets for impairment. Goodwill is assessed for impairment separately from determinable-lived intangible assets by comparing the carrying value of each reporting unit to its fair value on the first day of the fourth fiscal quarter of each year or whenever we believe a triggering event requiring a more frequent assessment has occurred. In assessing the existence of a triggering event, management relies on a number of reporting-unit-specific factors including operating results, business plans, economic projections, anticipated future cash flows, transactions, and market place data. There are inherent uncertainties related to these factors and management's judgment in applying these factors to the goodwill impairment analysis.

A reporting unit is generally an operating segment or one level below an operating segment that constitutes a business for which discrete financial information is available and regularly reviewed by segment management. At September 28, 2012, we had eight reporting units, consisting of two units in the Transportation Solutions segment, three units in the Communications and Industrial Solutions segment, and three units in the Network Solutions segment, of which one reporting unit has no goodwill. We review our reporting unit structure each year as part of our annual goodwill impairment test, or more frequently based on changes in our structure.

When testing for goodwill impairment, we follow the guidance prescribed in ASC 350, *Intangibles—Goodwill and Other*. First, we perform a step I goodwill impairment test to identify a potential impairment. In doing so, we compare the fair value of a reporting unit with its carrying amount. If the carrying amount of a reporting unit exceeds its fair value, goodwill may be impaired and a step II goodwill impairment test is performed to measure the amount of any impairment loss. In the step II goodwill impairment test, we compare the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. The implied fair value of goodwill is determined in a manner consistent with how goodwill is recognized in a business combination. We allocate the fair value of a reporting unit to all of the assets and liabilities of that unit, including intangible assets, as if the reporting unit had been acquired in a business combination. Any excess of the value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill.

Fair value estimates used in the step I goodwill impairment tests have been calculated using an income approach based on the present value of future cash flows of each reporting unit. The income approach has been generally supported by additional market transaction and guideline analyses. These approaches incorporate a number of assumptions including future growth rates, discount rates, income tax rates, and market activity in assessing fair value and are reporting unit specific. Changes in economic and operating conditions impacting these assumptions could result in goodwill impairments in future periods.

We completed our annual goodwill impairment test in the fourth quarter of fiscal 2012 and determined that no impairment existed.

Income Taxes

In determining income for financial statement purposes, we must make certain estimates and judgments. These estimates and judgments affect the calculation of certain tax liabilities and the determination of the recoverability of certain deferred tax assets, which arise from temporary differences between the income tax return and financial statement recognition of revenue and expense.

In evaluating our ability to recover our deferred tax assets, we consider all available positive and negative evidence including our past operating results, the existence of cumulative losses in the most recent years, and our forecast of future taxable income. In estimating future taxable income, we develop assumptions including the amount of future state, federal, and non-U.S. pre-tax operating income, the reversal of temporary differences, and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we are using to manage the underlying businesses.

We currently have recorded significant valuation allowances that we intend to maintain until it is more likely than not the deferred tax assets will be realized. Our income tax expense recorded in the future will be reduced to the extent of decreases in our valuation allowances. The realization of our remaining deferred tax assets is primarily dependent on future taxable income in the appropriate jurisdiction. Any reduction in future taxable income including any future restructuring activities may require that we record an additional valuation allowance against our deferred tax assets. An increase in the valuation allowance would result in additional income tax expense in such period and could have a significant impact on our future earnings. Any changes in a valuation allowance that was established in connection with an acquisition will be reflected in the income tax provision.

Changes in tax laws and rates also could affect recorded deferred tax assets and liabilities in the future. Management is not aware of any such changes that would have a material effect on our results of operations, financial position, or cash flows.

In addition, the calculation of our tax liabilities includes estimates for uncertainties in the application of complex tax regulations across multiple global jurisdictions where we conduct our operations. Under the uncertain tax position provisions of ASC 740, *Income Taxes*, we recognize liabilities for tax and related interest for issues in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes and related interest will be due. These tax liabilities and related interest are reflected net of the impact of related tax loss carryforwards, as such tax loss carryforwards will be applied against these tax liabilities and will reduce the amount of cash tax payments due upon the eventual settlement with the tax authorities. These estimates may change due to changing facts and circumstances; however, due to the complexity of these uncertainties, the ultimate resolution may result in a settlement that differs from our current estimate of the tax liabilities and related interest. Further, management has reviewed with tax counsel the issues raised by certain taxing authorities and the adequacy of these recorded amounts. If our current estimate of tax and interest liabilities is less than the ultimate settlement, an additional charge to income tax expense may result. If our current estimate of tax and interest liabilities is more than the ultimate settlement, income tax benefits may be recognized. These tax liabilities and related interest are recorded in income taxes and accrued and other current liabilities on the Consolidated Balance Sheet.

Pension and Postretirement Benefits

Our pension expense and obligations are developed from actuarial assumptions. The funded status of our defined benefit pension and postretirement benefit plans is recognized on the Consolidated Balance Sheets. The funded status is measured as the difference between the fair value of plan assets and the benefit obligation at the measurement date. For defined benefit pension plans, the benefit obligation is the projected benefit obligation, which represents the actuarial present value of benefits expected to be paid upon retirement factoring in estimated future compensation levels. For the postretirement benefit plans, the benefit obligation is the accumulated postretirement benefit obligation, which represents the actuarial present value of postretirement benefits attributed to employee services already rendered. The fair value of plan assets represents the current market value of cumulative company and participant contributions made to irrevocable trust funds, held for the sole benefit of participants, which are invested by the trustee of the funds. The benefits under pension and postretirement plans are based on various factors, such as years of service and compensation.

Net periodic pension benefit cost is based on the utilization of the projected unit credit method of calculation and is charged to earnings on a systematic basis over the expected average remaining service lives of current participants.

Two critical assumptions in determining pension expense and obligations are the discount rate and expected long-term return on plan assets. We evaluate these assumptions at least annually. Other assumptions reflect demographic factors such as retirement, mortality, and employee turnover. These assumptions are evaluated periodically and updated to reflect our actual experience. Actual results may differ from actuarial assumptions. The discount rate represents the market rate for high-quality fixed income investments and is used to calculate the present value of the expected future cash flows for benefit obligations to be paid under our pension plans. A decrease in the discount rate increases the present value of pension benefit obligations. At fiscal year end 2012, a 25 basis point decrease in the discount rate would have increased the present value of our pension obligations by $135 million; a 25 basis point increase would have decreased the present value of our pension obligations by $121 million. We consider the current and expected asset allocations of our pension plans, as well as historical and expected long-term rates of return on those types of plan assets, in determining the expected long-term rate of return on plan assets. A 50 basis point decrease or increase in the expected long-term return on plan assets would have increased or decreased, respectively, our fiscal 2012 pension expense by $9 million.

During fiscal 2012, our investment committee made the decision to change the target asset allocation of the U.S. plans' master trust from 30% equity and 70% fixed income to 10% equity and 90% fixed income in an effort to better protect the funded status of the U.S. plans' master trust. Asset reallocation will continue over a multi-year period based on the funded status of the U.S. plans' master trust and market conditions. We expect to reach our target allocation when the funded status of the U.S. plans' master trust, as determined by the Pension Protection Act of 2006 (the "Pension Act"), will be over 100%. Based on the Pension Act definition of funded status, our target asset allocation is 35% equity and 65% fixed income at September 28, 2012.

Acquisitions

We account for acquired businesses using the acquisition method of accounting. This method requires, among other things, that most assets acquired and liabilities assumed be recognized at fair value as of the acquisition date. We allocate the purchase price of acquired businesses to the tangible and intangible assets acquired and liabilities assumed based on the estimated fair values, or as required by ASC 805. The excess of the purchase price over the identifiable assets acquired and liabilities assumed is recorded as goodwill. We may engage independent third-party appraisal firms to assist us in determining the fair values of assets acquired and liabilities assumed. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets.

Critical estimates in valuing certain intangible assets include but are not limited to: future expected cash flows from customer and distributor relationships, acquired developed technologies, and patents; expected costs to develop in-process research and development into commercially viable products and estimated cash flows from projects when completed; brand awareness and market position, as well as assumptions about the period of time the brand will continue to be used in our product portfolio; customer and distributor attrition rates; royalty rates; and discount rates. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.

Contingent Liabilities

We record a loss contingency when the available information indicates it is probable that we have incurred a liability and the amount of the loss is reasonably estimable. When a range of possible losses with equal likelihood exists, we record the low end of the range. The likelihood of a loss with respect to a particular contingency is often difficult to predict, and determining a meaningful estimate of the loss or a range of loss may not be practicable based on information available. In addition, it is not uncommon for such matters to be resolved over many years, during which time relevant developments and new information must continuously be evaluated to determine whether a loss is probable and a reasonable estimate of that loss can be made. When a loss is probable but a reasonable estimate cannot be made, or when a loss is at least reasonably possible, disclosure is provided.

Accounting Pronouncements

Recently Adopted Accounting Pronouncements

In December 2011 and June 2011, the Financial Accounting Standards Board ("FASB") issued updates to guidance in ASC 220, *Comprehensive Income*, that change the presentation and disclosure requirements of comprehensive income in interim and annual financial statements. These updates to ASC 220 are effective for us in the first quarter of fiscal 2013; however, we early adopted these updates during the fourth quarter of fiscal 2012. We now present Consolidated Statements of Comprehensive Income separately in our Consolidated Financial Statements.

In May 2011, the FASB issued an update to guidance in ASC 820, *Fair Value Measurement*, that clarifies the application of fair value and enhances disclosure regarding valuation of financial instruments and level 3 fair value measurement inputs. We adopted these updates to ASC 820 in the second quarter of fiscal 2012. Adoption did not have a material impact on our Consolidated Financial Statements.

Non-GAAP Financial Measures

Organic Net Sales Growth

Organic net sales growth is a non-GAAP financial measure. The difference between reported net sales growth (the most comparable GAAP measure) and organic net sales growth (the non-GAAP measure) consists of the impact from foreign currency exchange rates, acquisitions, divestitures, and an additional week in the fourth quarter of the fiscal year for fiscal years which are 53 weeks in length. Organic net sales growth is a useful measure of the underlying results and trends in our business. It excludes items that are not completely under management's control, such as the impact of changes in foreign currency exchange rates, and items that do not reflect the underlying growth of the company, such as acquisition and divestiture activity and the impact of an additional week in the fourth quarter of the fiscal year for fiscal years which are 53 weeks in length. The impact of the 53rd week was estimated using an average weekly sales figure for the last month of the fiscal year.

We believe organic net sales growth provides useful information to investors because it reflects the underlying growth from the ongoing activities of our business. Furthermore, it provides investors with a view of our operations from management's perspective. We use organic net sales growth to monitor and evaluate performance, as it is an important measure of the underlying results of our operations. Management uses organic net sales growth together with GAAP measures such as net sales growth and operating income in its decision making processes related to the operations of our reporting segments and our overall company. We believe that investors benefit from having access to the same financial measures that management uses in evaluating operations. The discussion and analysis of organic net sales growth in Results of Operations above utilizes organic net sales growth as management does internally. Because organic net sales growth calculations may vary among other companies, organic net sales growth amounts presented above may not be comparable with similarly titled measures of other companies. Organic net sales growth is a non-GAAP financial measure that is not meant to be considered in isolation or as a substitute for GAAP measures. The primary limitation of this measure is that it excludes items that have an impact on our net sales. This limitation is best addressed by evaluating organic net sales growth in combination with our GAAP net sales. The tables presented in "Results of Operations" above provide reconciliations of organic net sales growth to net sales growth calculated under GAAP.

Free Cash Flow

Free cash flow is a non-GAAP financial measure. The difference between net cash provided by continuing operating activities (the most comparable GAAP measure) and free cash flow (the non-GAAP measure) consists mainly of significant cash outflows and inflows that we believe are useful to identify. Free cash flow is a useful measure of our performance and ability to generate cash. It also is a significant component in our incentive compensation plans. We believe free cash flow provides useful information to investors as it provides insight into the primary cash flow metric used by management to monitor and evaluate cash flows generated from our operations.

Free cash flow excludes net capital expenditures, voluntary pension contributions, and the cash impact of special items. Net capital expenditures are subtracted because they represent long-term commitments. Voluntary pension contributions are subtracted from the GAAP measure because this activity is driven by economic financing decisions rather than operating activity. Certain special items, including net payments related to pre-separation tax matters and pre-separation litigation payments, are also considered by management in evaluating free cash flow. We believe investors should also consider these items in evaluating our free cash flow.

Free cash flow as presented herein may not be comparable to similarly-titled measures reported by other companies. The primary limitation of this measure is that it excludes items that have an impact on our GAAP cash flow. Also, it subtracts certain cash items that are ultimately within management's and the board of directors' discretion to direct and may imply that there is less or more cash available for our programs than the most comparable GAAP measure indicates. This limitation is best addressed by using free cash flow in combination with the GAAP cash flow results. It should not be inferred that the entire free cash flow amount is available for future discretionary expenditures, as our definition of free cash flow does not consider certain non-discretionary expenditures, such as debt payments. In addition, we may have other discretionary expenditures, such as discretionary dividends, share repurchases, and business acquisitions, that are not considered in the calculation of free cash flow.

The tables presented in "Liquidity and Capital Resources" above provide reconciliations of free cash flow to cash flows from continuing operating activities calculated under GAAP.

Forward-Looking Information

Certain statements in this report are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on our management's beliefs and assumptions and on information currently available to our management. Forward-looking statements include, among others, the information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, potential growth opportunities, potential operating performance improvements, acquisitions, the effects of competition, and the effects of future legislation or regulations. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words "believe," "expect," "plan," "intend," "anticipate," "estimate," "predict," "potential," "continue," "may," "should," or the negative of these terms or similar expressions.

Forward-looking statements involve risks, uncertainties, and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. You should not put undue reliance on any forward-looking statements. We do not have any intention or obligation to update forward-looking statements after we file this report except as required by law.

The following and other risks, which are described in greater detail in "Part I. Item 1A. Risk Factors" of our Annual Report on Form 10-K for the fiscal year ended September 28, 2012 filed with the SEC, as well as other risks described in this Annual Report, could also cause our results to differ materially from those expressed in forward-looking statements:

- Conditions in the global or regional economies and global capital markets, and cyclical industry conditions;
- Conditions affecting demand for products in the industries we serve, particularly the automotive industry and the telecommunications, computer, and consumer electronics industries;

- Competition and pricing pressure;
- Market acceptance of new product introductions and product innovations and product life cycles;
- Raw material availability, quality, and cost;
- Fluctuations in foreign currency exchange rates;
- Financial condition and consolidation of customers and vendors;
- Reliance on third-party suppliers;
- Our ability to attract and retain highly qualified personnel;
- Risks associated with our acquisition of Deutsch;
- Risks associated with future acquisitions and divestitures;
- Global risks of business interruptions such as natural disasters and political, economic, and military instability;
- Risks related to compliance with current and future environmental and other laws and regulations;
- Our ability to protect our intellectual property rights;
- Risks of litigation;
- Our ability to operate within the limitations imposed by our debt instruments;
- Risks relating to our separation on June 29, 2007 from Tyco International Ltd.;
- The possible effects on us of various U.S. and non-U.S. legislative proposals and other initiatives that, if adopted, could materially increase our worldwide corporate effective tax rate and negatively impact our U.S. government contracts business;
- Various risks associated with being a Swiss corporation;
- The impact of fluctuations in the market price of our shares; and
- The impact of certain provisions of our articles of association on unsolicited takeover proposals.

There may be other risks and uncertainties that we are unable to predict at this time or that we currently do not expect to have a material adverse effect on our business.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the normal course of business, our financial position is routinely subject to a variety of risks, including market risks associated with interest rate and currency movements on outstanding debt and non-U.S. Dollar denominated assets and liabilities and commodity price movements. We utilize established risk management policies and procedures in executing derivative financial instrument transactions to manage a portion of these risks.

We do not execute transactions or hold derivative financial instruments for trading or speculative purposes. Substantially all counterparties to derivative financial instruments are limited to major financial institutions with at least an A/A2 credit rating. There is no significant concentration of exposures with any one counterparty.

Foreign Currency Exposures

As part of managing the exposure to changes in foreign currency exchange rates, we utilize foreign currency forward and swap contracts, a portion of which are designated as cash flow hedges. The objective of these contracts is to minimize impacts to cash flows and profitability due to changes in foreign currency exchange rates on intercompany transactions, accounts receivable, accounts payable, and other cash transactions. A 10% appreciation or depreciation of the underlying currency in our foreign currency forward or swap contracts from the September 28, 2012 market rates would have changed the unrealized value of our forward and swap contracts by $35 million. A 10% appreciation or depreciation of the underlying currency in our foreign currency forward or swap contracts from the September 30, 2011 market rates would have changed the unrealized value of our forward and swap contracts by $20 million. Such gains or losses on these contracts would be generally offset by the gains or losses on the revaluation or settlement of the underlying transactions.

Interest Rate and Investment Exposures

We issue debt, from time to time, to fund our operations and capital needs. Such borrowings can result in interest rate exposure. To manage the interest rate exposure, we use interest rate swaps to convert a portion of fixed-rate debt into variable-rate debt. We use forward starting interest rate swaps and swaptions to manage interest rate exposure in periods prior to the anticipated issuance of fixed-rate debt. We also utilize investment swap contracts to manage earnings exposure on certain non-qualified deferred compensation liabilities.

During fiscal 2011, we entered into interest rate swaps designated as fair value hedges on $150 million principal amount of the 4.875% senior notes due 2021. The maturity dates of the interest rate swaps coincide with the maturity date of the notes. Under these contracts, we receive fixed amounts of interest applicable to the underlying notes and pay a floating amount based upon the three month U.S. Dollar LIBOR.

During fiscal 2010, we entered into an interest rate swap designated as a fair value hedge on $50 million principal amount of the 6.00% senior notes due 2012. The maturity date of the interest rate swaps coincides with the maturity date of the underlying debt. Under this contract, we receive fixed rates of interest applicable to the underlying debt and pay floating rates of interest based on the one month U.S. Dollar LIBOR.

Based on our floating rate debt balances of approximately $200 million at September 28, 2012 and September 30, 2011, an increase in the levels of the U.S. Dollar interest rates by 0.5%, with all other variables held constant, would have resulted in an increase of annual interest expense of approximately $1 million.

Commodity Exposures

Our worldwide operations and product lines may expose us to risks from fluctuations in commodity prices. To limit the effects of fluctuations in the future market price paid and related volatility in cash flows, we utilize cash flow hedge-designated commodity swap contracts. We continually evaluate the commodity market with respect to our forecasted usage requirements over the next eighteen months and periodically enter into commodity swap contracts in order to hedge a portion of usage requirements over that period. At September 28, 2012, our commodity hedges, which related to expected purchases of gold, silver, and copper, were in a net gain position of $17 million and had a notional value of $246 million. At September 30, 2011, our commodity hedges, which related to expected purchases of gold and silver, were in a net loss position of $1 million and had a notional value of $211 million. A 10% appreciation or depreciation of the price of a troy ounce of gold, a troy ounce of silver, and a pound of copper, from the September 28, 2012 prices would have changed the unrealized value of our forward contracts by $26 million. A 10% appreciation or depreciation of the price of a troy ounce of gold and a troy ounce of silver from the September 30, 2011 prices would have changed the unrealized value of our forward contracts by $21 million.

See Note 14 to the Consolidated Financial Statements for additional information on financial instruments.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of September 28, 2012. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of September 28, 2012.

Changes in Internal Control Over Financial Reporting

During the quarter ended September 28, 2012, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Deutsch Acquisition

We acquired Deutsch on April 3, 2012. For additional information regarding the acquisition, refer to Note 5 to the Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Acquisitions" included in this Annual Report.

We have excluded the Deutsch operations from the scope of our annual assessment of the effectiveness of internal control over financial reporting for the year ended September 28, 2012 in accordance with SEC guidance regarding the reporting of internal control over financial reporting in connection with a recent acquisition. Such guidance permits management to omit an assessment of an acquired business' internal control over financial reporting from management's assessment of internal control over financial reporting for a period not to exceed one year. We are in the process of integrating the Deutsch operations within our internal control structure and expect that this effort will be completed in fiscal 2013.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded our internal control over financial reporting was effective as of September 28, 2012. As set forth above, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Deutsch, acquired in April 2012, which are included in our consolidated financial statements as of and for the year ended September 28, 2012 and represented approximately 11% of total assets and 2% of total net sales, respectively, of our consolidated financial statements as of and for the year ended September 28, 2012.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Deloitte & Touche LLP, an independent registered public accounting firm, has issued an attestation report on our internal control over financial reporting as of September 28, 2012, which is included in this Annual Report.

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TE CONNECTIVITY LTD.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

	Page
Reports of Independent Registered Public Accounting Firm	52
Consolidated Statements of Operations for the Fiscal Years Ended September 28, 2012, September 30, 2011, and September 24, 2010	55
Consolidated Statements of Comprehensive Income for the Fiscal Years Ended September 28, 2012, September 30, 2011, and September 24, 2010	56
Consolidated Balance Sheets as of September 28, 2012 and September 30, 2011	57
Consolidated Statements of Equity for the Fiscal Years Ended September 28, 2012, September 30, 2011, and September 24, 2010	58
Consolidated Statements of Cash Flows for the Fiscal Years Ended September 28, 2012, September 30, 2011, and September 24, 2010	59
Notes to Consolidated Financial Statements	60
Schedule II—Valuation and Qualifying Accounts	131
Report of Statutory Auditor	132

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of TE Connectivity Ltd.:

We have audited the accompanying consolidated balance sheets of TE Connectivity Ltd. and subsidiaries (the "Company") as of September 28, 2012 and September 30, 2011, and the related consolidated statements of operations, comprehensive income, equity, and cash flows for each of the three fiscal years in the period ended September 28, 2012. Our audits also included the financial statement schedule listed in the Index. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 28, 2012 and September 30, 2011, and the results of its operations and its cash flows for each of the three fiscal years in the period ended September 28, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, the Company has retrospectively changed its presentation and disclosure of comprehensive income due to the adoption of Accounting Standards Codification 220, *Comprehensive Income.*

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of September 28, 2012, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 13, 2012 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania
November 13, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of TE Connectivity Ltd.:

We have audited the internal control over financial reporting of TE Connectivity Ltd. and subsidiaries (the "Company") as of September 28, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management's Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Deutsch Group SAS ("Deutsch"), which was acquired on April 3, 2012 and whose financial statements constitute 11% of total assets and 2% of total net sales of the consolidated financial statement amounts as of and for the year ended September 28, 2012. Accordingly, our audit did not include the internal control over financial reporting at Deutsch. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 28, 2012, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule of the Company as of and for the fiscal year ended September 28, 2012, and our report dated November 13, 2012 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule and included an explanatory paragraph on the retrospective change to the presentation and disclosure of comprehensive income.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania
November 13, 2012

TE CONNECTIVITY LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

Fiscal Years Ended September 28, 2012, September 30, 2011, and September 24, 2010

	Fiscal		
	2012	2011	2010
	(in millions, except per share data)		
Net sales	$13,282	$13,778	$11,681
Cost of sales	9,236	9,507	8,038
Gross margin	4,046	4,271	3,643
Selling, general, and administrative expenses	1,685	1,728	1,490
Research, development, and engineering expenses	688	701	563
Acquisition and integration costs	27	19	8
Restructuring and other charges, net	128	136	137
Pre-separation litigation income	—	—	(7)
Operating income	1,518	1,687	1,452
Interest income	23	22	20
Interest expense	(176)	(161)	(155)
Other income, net	50	27	177
Income from continuing operations before income taxes	1,415	1,575	1,494
Income tax expense	(249)	(347)	(476)
Income from continuing operations	1,166	1,228	1,018
Income (loss) from discontinued operations, net of income taxes	(51)	22	91
Net income	1,115	1,250	1,109
Less: net income attributable to noncontrolling interests	(3)	(5)	(6)
Net income attributable to TE Connectivity Ltd.	$ 1,112	$ 1,245	$ 1,103
Amounts attributable to TE Connectivity Ltd.:			
Income from continuing operations	$ 1,163	$ 1,223	$ 1,012
Income (loss) from discontinued operations	(51)	22	91
Net income	$ 1,112	$ 1,245	$ 1,103
Basic earnings (loss) per share attributable to TE Connectivity Ltd.:			
Income from continuing operations	$ 2.73	$ 2.79	$ 2.23
Income (loss) from discontinued operations	(0.12)	0.05	0.20
Net income	$ 2.61	$ 2.84	$ 2.43
Diluted earnings (loss) per share attributable to TE Connectivity Ltd.:			
Income from continuing operations	$ 2.70	$ 2.76	$ 2.21
Income (loss) from discontinued operations	(0.11)	0.05	0.20
Net income	$ 2.59	$ 2.81	$ 2.41
Dividends and cash distributions paid per common share of TE Connectivity Ltd.	$ 0.78	$ 0.68	$ 0.64
Weighted-average number of shares outstanding:			
Basic	426	438	453
Diluted	430	443	457

See Notes to Consolidated Financial Statements.

TE CONNECTIVITY LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Fiscal Years Ended September 28, 2012, September 30, 2011, and September 24, 2010

	Fiscal		
	2012	2011	2010
	(in millions)		
Net income	$1,115	$1,250	$1,109
Other comprehensive income (loss):			
Currency translation	(131)	50	(84)
Adjustments to unrecognized pension and postretirement benefit costs, net of income taxes	(88)	152	(130)
Gain (loss) on cash flow hedges, net of income taxes	20	(20)	5
Other comprehensive income (loss)	(199)	182	(209)
Comprehensive income	916	1,432	900
Less: comprehensive income attributable to noncontrolling interests	(3)	(5)	(6)
Comprehensive income attributable to TE Connectivity Ltd.	$ 913	$1,427	$ 894

See Notes to Consolidated Financial Statements.

TE CONNECTIVITY LTD.

CONSOLIDATED BALANCE SHEETS

As of September 28, 2012 and September 30, 2011

	Fiscal	
	2012	2011
	(in millions, except share data)	
Assets		
Current Assets:		
Cash and cash equivalents	$ 1,589	$ 1,218
Accounts receivable, net of allowance for doubtful accounts of $41 and $38, respectively	2,343	2,341
Inventories	1,808	1,878
Prepaid expenses and other current assets	474	634
Deferred income taxes	289	402
Assets held for sale	—	508
Total current assets	6,503	6,981
Property, plant, and equipment, net	3,213	3,140
Goodwill	4,308	3,288
Intangible assets, net	1,352	631
Deferred income taxes	2,460	2,364
Receivable from Tyco International Ltd. and Covidien plc	1,180	1,066
Other assets	290	253
Total Assets	$19,306	$17,723
Liabilities and Equity		
Current Liabilities:		
Current maturities of long-term debt	$ 1,015	$ —
Accounts payable	1,292	1,454
Accrued and other current liabilities	1,576	1,733
Deferred revenue	121	143
Liabilities held for sale	—	80
Total current liabilities	4,004	3,410
Long-term debt	2,696	2,667
Long-term pension and postretirement liabilities	1,353	1,202
Deferred income taxes	448	333
Income taxes	2,311	2,122
Other liabilities	517	505
Total Liabilities	11,329	10,239
Commitments and contingencies (Note 13)		
Equity:		
TE Connectivity Ltd. Shareholders' Equity:		
Common shares, 439,092,124 shares authorized and issued, CHF 0.97 par value, at September 28, 2012; 463,080,684 shares authorized and issued, CHF 1.37 par value, at September 30, 2011	193	593
Contributed surplus	6,837	7,604
Accumulated earnings	1,196	84
Treasury shares, at cost, 16,408,049 and 39,303,550 shares, respectively	(484)	(1,235)
Accumulated other comprehensive income	229	428
Total TE Connectivity Ltd. shareholders' equity	7,971	7,474
Noncontrolling interests	6	10
Total Equity	7,977	7,484
Total Liabilities and Equity	$19,306	$17,723

See Notes to Consolidated Financial Statements.

TE CONNECTIVITY LTD.

CONSOLIDATED STATEMENTS OF EQUITY

Fiscal Years Ended September 28, 2012, September 30, 2011, and September 24, 2010

	Common Shares		Treasury Shares		Contributed Surplus	Accumulated Earnings (Deficit)	Accumulated Other Comprehensive Income	TE Connectivity Ltd. Shareholders' Equity	Non-controlling Interests	Total Equity
	Shares	Amount	Shares	Amount						
						(in millions)				
Balance at September 25, 2009	468	$1,049	(9)	$ (349)	$8,105	$(2,264)	$ 455	$6,996	$10	$7,006
Net income	—	—	—	—	—	1,103	—	1,103	6	1,109
Other comprehensive loss	—	—	—	—	—	—	(209)	(209)	—	(209)
Share-based compensation expense	—	—	—	—	63	—	—	63	—	63
Distributions approved	—	(450)	—	19	—	—	—	(431)	—	(431)
Exercise of share options	—	—	1	12	—	—	—	12	—	12
Restricted share award vestings and other activity	—	—	1	85	(83)	—	—	2	—	2
Repurchase of common shares	—	—	(18)	(488)	—	—	—	(488)	—	(488)
Dividends to noncontrolling interests	—	—	—	—	—	—	—	—	(8)	(8)
Balance at September 24, 2010	468	$ 599	(25)	$ (721)	$8,085	$(1,161)	$ 246	$7,048	$ 8	$7,056
Net income	—	—	—	—	—	1,245	—	1,245	5	1,250
Other comprehensive income	—	—	—	—	—	—	182	182	—	182
Share-based compensation expense	—	—	—	—	73	—	—	73	—	73
Dividends approved	—	—	—	—	(308)	—	—	(308)	—	(308)
Exercise of share options	—	—	4	80	—	—	—	80	—	80
Restricted share award vestings and other activity	—	—	2	132	(111)	—	—	21	4	25
Repurchase of common shares	—	—	(25)	(867)	—	—	—	(867)	—	(867)
Cancellation of treasury shares	(5)	(6)	5	141	(135)	—	—	—	—	—
Dividends to noncontrolling interests	—	—	—	—	—	—	—	—	(7)	(7)
Balance at September 30, 2011	463	$ 593	(39)	$(1,235)	$7,604	$ 84	$ 428	$7,474	$10	$7,484
Net income	—	—	—	—	—	1,112	—	1,112	3	1,115
Other comprehensive loss	—	—	—	—	—	—	(199)	(199)	—	(199)
Share-based compensation expense	—	—	—	—	70	—	—	70	—	70
Distributions approved	—	(389)	—	33	—	—	—	(356)	—	(356)
Exercise of share options	—	—	2	60	—	—	—	60	—	60
Restricted share award vestings and other activity	—	—	3	51	(47)	—	—	4	—	4
Repurchase of common shares	—	—	(6)	(194)	—	—	—	(194)	—	(194)
Cancellation of treasury shares	(24)	(11)	24	801	(790)	—	—	—	—	—
Dividends to noncontrolling interests	—	—	—	—	—	—	—	—	(7)	(7)
Balance at September 28, 2012	439	$ 193	(16)	$ (484)	$6,837	$ 1,196	$ 229	$7,971	$ 6	$7,977

See Notes to Consolidated Financial Statements.

TE CONNECTIVITY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Fiscal Years Ended September 28, 2012, September 30, 2011, and September 24, 2010

	Fiscal		
	2012	2011	2010
	(in millions)		
Cash Flows From Operating Activities:			
Net income	$ 1,115	$ 1,250	$1,109
(Income) loss from discontinued operations, net of income taxes	51	(22)	(91)
Income from continuing operations	1,166	1,228	1,018
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:			
Loss on divestitures	—	—	43
Depreciation and amortization	609	564	514
Deferred income taxes	(48)	103	29
Provision for losses on accounts receivable and inventories	58	18	(4)
Tax sharing income	(52)	(27)	(163)
Share-based compensation expense	68	71	61
Other	64	(3)	29
Changes in assets and liabilities, net of the effects of acquisitions and divestitures:			
Accounts receivable, net	17	26	(320)
Inventories	116	(239)	(205)
Inventoried costs on long-term contracts	7	31	36
Prepaid expenses and other current assets	103	190	(25)
Accounts payable	(189)	(38)	310
Accrued and other current liabilities	(92)	(225)	73
Income taxes	7	(54)	290
Deferred revenue	(31)	(27)	(38)
Long-term pension and postretirement liabilities	43	75	(25)
Other	42	29	(20)
Net cash provided by continuing operating activities	1,888	1,722	1,603
Net cash provided by discontinued operating activities	59	57	76
Net cash provided by operating activities	1,947	1,779	1,679
Cash Flows From Investing Activities:			
Capital expenditures	(533)	(574)	(380)
Proceeds from sale of property, plant, and equipment	23	65	16
Proceeds from sale of intangible assets	—	68	—
Proceeds from sale of short-term investments	—	155	1
Acquisition of businesses, net of cash acquired	(1,384)	(731)	(38)
Proceeds from divestiture of discontinued operations, net of cash retained by sold operations	394	—	—
Other	(9)	(8)	20
Net cash used in continuing investing activities	(1,509)	(1,025)	(381)
Net cash used in discontinued investing activities	(1)	(18)	(61)
Net cash used in investing activities	(1,510)	(1,043)	(442)
Cash Flows From Financing Activities:			
Net increase (decrease) in commercial paper	300	(100)	100
Proceeds from long-term debt	748	249	—
Repayment of long-term debt	(642)	(565)	(100)
Proceeds from exercise of share options	60	80	12
Repurchase of common shares	(185)	(865)	(488)
Payment of common share dividends and cash distributions to shareholders	(332)	(296)	(289)
Other	44	23	1
Net cash used in continuing financing activities	(7)	(1,474)	(764)
Net cash used in discontinued financing activities	(58)	(38)	(15)
Net cash used in financing activities	(65)	(1,512)	(779)
Effect of currency translation on cash	(1)	5	11
Net increase (decrease) in cash and cash equivalents	371	(771)	469
Less: net increase in cash and cash equivalents related to discontinued operations	—	(1)	—
Cash and cash equivalents at beginning of fiscal year	1,218	1,990	1,521
Cash and cash equivalents at end of fiscal year	$ 1,589	$ 1,218	$1,990
Supplemental Cash Flow Information:			
Interest paid	$ 181	$ 162	$ 149
Income taxes paid, net of refunds	290	299	156

See Notes to Consolidated Financial Statements.

1. Basis of Presentation

The Consolidated Financial Statements reflect the consolidated operations of TE Connectivity Ltd. and its subsidiaries and have been prepared in United States Dollars in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Description of the Business

TE Connectivity Ltd. ("TE Connectivity" or the "Company," which may be referred to as "we," "us," or "our") is a global company that designs and manufactures approximately 500,000 products that connect and protect the flow of power and data inside millions of products used by consumers and industries. We partner with customers in a broad array of industries from consumer electronics, energy, and healthcare to automotive, aerospace, and communication networks.

We consist of three reportable segments:

- *Transportation Solutions.* The Transportation Solutions segment is a leader in electronic components, including connectors, relays, circuit protection devices, wire and cable, heat shrink tubing and molded parts, and sensors, as well as application tooling and custom-engineered solutions for the automotive and aerospace, defense, and marine markets.
- *Communications and Industrial Solutions.* The Communications and Industrial Solutions segment is one of the world's largest suppliers of electronic components, including connectors, relays, circuit protection devices, antennas, and heat shrink tubing. Our products are used primarily in the industrial machinery, data communications, household appliance, and consumer devices markets.
- *Network Solutions.* The Network Solutions segment is one of the world's largest suppliers of infrastructure components and systems for the telecommunications and energy markets. Our products include connectors, heat shrink and cold applied tubing, wire and cable, racks and panels, fiber optics, and wireless products. We are also a leader in developing, manufacturing, installing, and maintaining some of the world's most advanced subsea fiber optic communications systems.

Use of Estimates

The preparation of the Consolidated Financial Statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Significant estimates in these Consolidated Financial Statements include restructuring and other charges, assets acquired and liabilities assumed in acquisitions, allowances for doubtful accounts receivable, estimates of future cash flows and discount rates associated with asset impairments, useful lives for depreciation and amortization, loss contingencies, net realizable value of inventories, estimated contract revenue and related costs, legal contingencies, tax reserves and deferred tax asset valuation allowances, and the determination of discount and other rate assumptions for pension and postretirement employee benefit expenses. Actual results could differ materially from these estimates.

Fiscal Year

Unless otherwise indicated, references in the Consolidated Financial Statements to fiscal 2012, fiscal 2011, and fiscal 2010 are to our fiscal years ended September 28, 2012, September 30, 2011, and

1. Basis of Presentation (Continued)

September 24, 2010, respectively. Our fiscal year is a "52-53 week" year ending on the last Friday of September, such that each quarterly period is 13 weeks in length. For fiscal years in which there are 53 weeks, the fourth quarter reporting period will include 14 weeks. Fiscal 2012 and 2010 were each 52 weeks in length. Fiscal 2011 was a 53 week year.

Reclassifications

We have reclassified certain items on our Consolidated Financial Statements to conform to the current year presentation.

Company Name Change

In March 2011, our shareholders approved an amendment to our articles of association to change our name from "Tyco Electronics Ltd." to "TE Connectivity Ltd." The name change was effective March 10, 2011. Our ticker symbol "TEL" on the New York Stock Exchange remained unchanged.

The Separation

Tyco Electronics Ltd. was incorporated in fiscal 2000 as a wholly-owned subsidiary of Tyco International Ltd. ("Tyco International"). Effective June 29, 2007, we became the parent company of the former electronics businesses of Tyco International. On June 29, 2007, Tyco International distributed all of our shares, as well as its shares of its former healthcare businesses ("Covidien"), to its common shareholders (the "separation").

2. Summary of Significant Accounting Policies

Principles of Consolidation

We consolidate entities in which we own or control more than fifty percent of the voting shares or otherwise have the ability to control through similar rights. All intercompany transactions have been eliminated. The results of companies acquired or disposed of are included on the Consolidated Financial Statements from the effective date of acquisition or up to the date of disposal.

Revenue Recognition

Our revenues are generated principally from the sale of our products. Revenue from the sale of products is recognized at the time title and the risks and rewards of ownership pass to the customer. This generally occurs when the products reach the free-on-board shipping point, the sales price is fixed and determinable, and collection is reasonably assured. For those items where title has not yet transferred, we have deferred the recognition of revenue.

Contract revenues for construction related projects are recorded primarily on the percentage-of-completion method. Profits recognized on contracts in process are based upon estimated contract revenue and related cost to complete. Percentage-of-completion is measured based on the ratio of actual costs incurred to total estimated costs. Revisions in cost estimates as contracts progress have the effect of increasing or decreasing profits in the current period. Provisions for anticipated losses are made in the period in which they first become determinable. In addition, provisions for credit losses related to construction related projects are recorded as reductions of revenue in the period in which

2. Summary of Significant Accounting Policies (Continued)

they first become determinable. Contract revenues for construction related projects are generated primarily in the Network Solutions segment.

We generally warrant that our products will conform to our or mutually agreed to specifications and that our products will be free from material defects in materials and workmanship for a limited time. We limit our warranty to the replacement or repair of defective parts or a refund or credit of the price of the defective product. We accept returned goods only when the customer makes a verified claim and we have authorized the return. Returns result primarily from defective products or shipping discrepancies. A reserve for estimated returns is established at the time of sale based on historical return experience and is recorded as a reduction of sales.

Additionally, certain of our long-term contracts in the Network Solutions segment have warranty obligations. Estimated warranty costs for each contract are determined based on the contract terms and technology-specific considerations. These costs are included in total estimated contract costs and are accrued over the construction period of the respective contracts under percentage-of-completion accounting.

We provide certain distributors with an inventory allowance for returns or scrap equal to a percentage of qualified purchases. A reserve for estimated returns and scrap allowances is established at the time of the sale, based on a fixed percentage of sales to distributors authorized and agreed to by us, and is recorded as a reduction of sales.

Other allowances include customer quantity and price discrepancies. A reserve for other allowances is generally established at the time of sale based on historical experience and is recorded as a reduction of sales. We believe we can reasonably and reliably estimate the amounts of future allowances.

Research and Development

Research and development expenditures are expensed when incurred and are included in research, development, and engineering expenses in our Consolidated Statements of Operations. Research and development expenses include salaries, direct costs incurred, and building and overhead expenses. The amounts expensed in fiscal 2012, 2011, and 2010 were $595 million, $593 million, and $461 million, respectively.

Cash and Cash Equivalents

All highly liquid investments with maturities of three months or less from the time of purchase are considered to be cash equivalents.

Allowance for Doubtful Accounts

The allowance for doubtful accounts receivable reflects the best estimate of probable losses inherent in our outstanding receivables based on fixed percentages applied to aging categories, specific allowances for known troubled accounts, and other currently available information.

2. Summary of Significant Accounting Policies (Continued)

Inventories

Inventories are recorded at the lower of cost or market value using the first-in, first-out cost method, except for inventoried costs incurred in the performance of long-term contracts primarily by the Network Solutions segment.

Property, Plant, and Equipment, Net and Long-Lived Assets

Property, plant, and equipment is recorded at cost less accumulated depreciation. Maintenance and repair expenditures are charged to expense when incurred. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets as follows:

Buildings and related improvements	5 to 40 years
Leasehold improvements	Lesser of remaining term of the lease or economic useful life
Machinery and equipment	1 to 15 years

We periodically evaluate, when events and circumstances warrant, the net realizable value of long-lived assets, including property, plant, and equipment and amortizable intangible assets, relying on a number of factors including operating results, business plans, economic projections, and anticipated future cash flows. When indicators of potential impairment are present, the carrying values of the asset group are evaluated in relation to the operating performance and estimated future undiscounted cash flows of the underlying asset group. Impairment of the carrying value of an asset group is recognized whenever anticipated future undiscounted cash flows from an asset group are estimated to be less than its carrying value. The amount of impairment recognized is the difference between the carrying value of the asset group and its fair value. Fair value estimates are based on assumptions concerning the amount and timing of estimated future cash flows and discount rates, reflecting varying degrees of perceived risk.

Goodwill and Other Intangible Assets

Acquired intangible assets include both indeterminable-lived residual goodwill and determinable-lived identifiable intangible assets. Intangible assets with a determinable life include primarily intellectual property consisting of patents, trademarks, customer and distributor relationships, and unpatented technology with estimates of recoverability ranging from 1 to 50 years, amortized generally on a straight-line basis. See Note 9 for additional information regarding intangible assets. An evaluation of the remaining useful life of determinable-lived intangible assets is performed on a periodic basis and when events and circumstances warrant an evaluation. We assess determinable-lived intangible assets for impairment consistent with our policy for assessing other long-lived assets for impairment. Goodwill is assessed for impairment separately from determinable-lived intangible assets by comparing the carrying value of each reporting unit to its fair value on the first day of the fourth fiscal quarter of each year or whenever we believe a triggering event requiring a more frequent assessment has occurred. In assessing the existence of a triggering event, management relies on a number of reporting-unit-specific factors including operating results, business plans, economic projections, anticipated future cash flows, transactions, and market place data. There are inherent uncertainties related to these factors and management's judgment in applying these factors to the goodwill impairment analysis.

2. Summary of Significant Accounting Policies (Continued)

At fiscal year end 2012, we had eight reporting units, seven of which contained goodwill. There are two reporting units in the Transportation Solutions segment and three reporting units in both the Communications and Industrial Solutions and Network Solutions segments. See Note 8 for information regarding goodwill impairment testing. When changes occur in the composition of one or more reporting units, goodwill is reassigned to the reporting units affected based on their relative fair values.

When testing for goodwill impairment, we perform a step I goodwill impairment test to identify a potential impairment. In doing so, we compare the fair value of a reporting unit with its carrying amount. If the carrying amount of a reporting unit exceeds its fair value, goodwill may be impaired and a step II goodwill impairment test is performed to measure the amount of any impairment loss. In the step II goodwill impairment test, we compare the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. The implied fair value of goodwill is determined in a manner consistent with how goodwill is recognized in a business combination. We allocate the fair value of a reporting unit to all of the assets and liabilities of that unit, including intangible assets, as if the reporting unit had been acquired in a business combination. Any excess of the value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill.

Fair value estimates used in the step I goodwill impairment tests have been calculated using an income approach based on the present value of future cash flows of each reporting unit. The income approach has been generally supported by additional market transaction and guideline analyses. These approaches incorporate a number of assumptions including future growth rates, discount rates, income tax rates, and market activity in assessing fair value and are reporting unit specific. Changes in economic and operating conditions impacting these assumptions could result in goodwill impairments in future periods.

Income Taxes

Income taxes are computed in accordance with the provisions of Accounting Standards Codification ("ASC") 740, *Income Taxes*. Deferred tax liabilities and assets are recognized for the expected future tax consequences of events that have been reflected on the Consolidated Financial Statements. Deferred tax liabilities and assets are determined based on the differences between the book and tax bases of particular assets and liabilities and operating loss carryforwards using tax rates in effect for the years in which the differences are expected to reverse. A valuation allowance is provided to offset deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Financial Instruments

Our financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable, debt, and derivative financial instruments. The fair value of cash and cash equivalents, accounts receivable, and accounts payable approximated book value as of September 28, 2012 and September 30, 2011. See Note 11 for disclosure of the fair value of debt, Note 14 for disclosures related to derivative financial instruments, and Note 15 for additional information on fair value measurements.

2. Summary of Significant Accounting Policies (Continued)

We account for derivative financial instrument contracts on our Consolidated Balance Sheets at fair value. For instruments not designated as hedges under ASC 815, *Derivatives and Hedging*, the changes in the instruments' fair value are recognized currently in earnings. For instruments designated as cash flow hedges, the effective portion of changes in the fair value of a derivative is recorded in other comprehensive income and reclassified into earnings in the same period or periods during which the underlying hedged item affects earnings. Ineffective portions of a cash flow hedge, including amounts excluded from the hedging relationship, are recognized currently in earnings. Changes in the fair value of instruments designated as fair value hedges affect the carrying value of the asset or liability hedged, with changes in both the derivative instrument and the hedged asset or liability being recognized in earnings.

We determine the fair value of our financial instruments by using methods and assumptions that are based on market conditions and risks existing at each balance sheet date. Standard market conventions are used to determine the fair value of financial instruments, including derivatives.

The cash flows related to derivative financial instruments are reported in the operating activities section of the Consolidated Statements of Cash Flows.

Our derivative financial instruments present certain market and counterparty risks; however, concentration of counterparty risk is mitigated as we deal with financial institutions worldwide, substantially all of which have long-term Standard & Poor's, Moody's, and/or Fitch credit ratings of A/A2 or higher. In addition, only conventional derivative financial instruments are utilized. We are exposed to potential losses if a counterparty fails to perform according to the terms of its agreement. With respect to counterparty net asset positions recognized at September 28, 2012, we have assessed the likelihood of counterparty default as remote. We currently provide guarantees from a wholly-owned subsidiary to the counterparties to our commodity swap derivatives. The likelihood of performance on those guarantees has been assessed as remote. For all other derivative financial instruments that we enter into at this time, we are not required to provide, nor do we require counterparties to provide, collateral or other security.

Pension and Postretirement Benefits

The funded status of our defined benefit pension and postretirement benefit plans is recognized on the Consolidated Balance Sheets. The funded status is measured as the difference between the fair value of plan assets and the benefit obligation at the measurement date. For defined benefit pension plans, the benefit obligation is the projected benefit obligation, which represents the actuarial present value of benefits expected to be paid upon retirement factoring in estimated future compensation levels. For the postretirement benefit plans, the benefit obligation is the accumulated postretirement benefit obligation, which represents the actuarial present value of postretirement benefits attributed to employee services already rendered. The fair value of plan assets represents the current market value of cumulative company and participant contributions made to irrevocable trust funds, held for the sole benefit of participants, which are invested by the trustee of the funds. The benefits under pension and postretirement plans are based on various factors, such as years of service and compensation.

Net periodic pension benefit cost is based on the utilization of the projected unit credit method of calculation and is charged to earnings on a systematic basis over the expected average remaining service lives of current participants.

2. Summary of Significant Accounting Policies (Continued)

The measurement of benefit obligations and net periodic benefit cost is based on estimates and assumptions determined by our management. These valuations reflect the terms of the plans and use participant-specific information such as compensation, age, and years of service, as well as certain assumptions, including estimates of discount rates, expected return on plan assets, rate of compensation increases, interest crediting rates, and mortality rates.

Share-Based Compensation

We determine the fair value of share awards on the date of grant. Share options are valued using the Black-Scholes-Merton valuation model; restricted share awards are valued using the end-of-day share price of TE Connectivity on the date of grant. That fair value is expensed ratably over the expected service period, with an allowance made for estimated forfeitures based on historical employee activity. See Note 22 for additional information related to share-based compensation.

Currency Translation

For our non-U.S. Dollar functional currency subsidiaries, assets and liabilities are translated into U.S. Dollars using fiscal year end exchange rates. Sales and expenses are translated at the average exchange rates in effect during the fiscal year. Foreign currency translation gains and losses are included as a component of accumulated other comprehensive income within equity.

Gains and losses resulting from foreign currency transactions, which are included in earnings, were $18 million of gains during fiscal 2012 and immaterial amounts in fiscal 2011 and 2010.

Acquisitions

We account for acquired businesses using the acquisition method of accounting. This method requires, among other things, that most assets acquired and liabilities assumed be recognized at fair value as of the acquisition date. We allocate the purchase price of acquired businesses to the tangible and intangible assets acquired and liabilities assumed based on the estimated fair values, or as required by ASC 805. The excess of the purchase price over the identifiable assets acquired and liabilities assumed is recorded as goodwill. We may engage independent third-party appraisal firms to assist us in determining the fair values of assets acquired and liabilities assumed. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. We include the results of operations of an acquired company in our Consolidated Statements of Operations from the date of acquisition.

Contingent Liabilities

We record a loss contingency when the available information indicates it is probable that we have incurred a liability and the amount of the loss is reasonably estimable. When a range of possible losses with equal likelihood exists, we record the low end of the range. The likelihood of a loss with respect to a particular contingency is often difficult to predict, and determining a meaningful estimate of the loss or a range of loss may not be practicable based on information available. In addition, it is not uncommon for such matters to be resolved over many years, during which time relevant developments and new information must continuously be evaluated to determine whether a loss is probable and a reasonable estimate of that loss can be made. When a loss is probable but a reasonable estimate cannot be made, or when a loss is at least reasonably possible, disclosure is provided.

2. Summary of Significant Accounting Policies (Continued)

Restructuring Charges

Restructuring activities involve employee-related termination costs, facility exit costs, and asset impairments resulting from reductions-in-force, migration of facilities or product lines from higher-cost to lower-cost countries, or consolidation of facilities within countries. We recognize termination costs based on requirements established per severance policy, government law, or previous actions. Facility exit costs generally reflect the cost to terminate a facility lease before the end of its term (measured at fair value at the time we cease using the facility) or costs that will continue to be incurred under the facility lease without future economic benefit to us. Restructuring activities often result in the disposal or abandonment of assets that require an acceleration of depreciation or impairment reflecting the excess of the assets' carrying values over fair value.

The recognition of restructuring costs require that we make certain judgments and estimates regarding the nature, timing, and amount of costs associated with the planned exit activity. To the extent our actual results differ from our estimates and assumptions, we may be required to revise the estimated liabilities, requiring the recognition of additional restructuring costs or the reduction of liabilities already recognized. At the end of each reporting period, we evaluate the remaining accrued balances to ensure these balances are properly stated and the utilization of the provisions are for their intended purpose in accordance with developed exit plans. See Note 3 for additional information on restructuring activities.

Recently Adopted Accounting Pronouncements

In December 2011 and June 2011, the Financial Accounting Standards Board ("FASB") issued updates to guidance in Accounting Standards Codification ("ASC") 220, *Comprehensive Income*, that change the presentation and disclosure requirements of comprehensive income in interim and annual financial statements. These updates to ASC 220 are effective for us in the first quarter of fiscal 2013; however, we early adopted these updates during the fourth quarter of fiscal 2012. We now present Consolidated Statements of Comprehensive Income separately in our Consolidated Financial Statements.

In May 2011, the FASB issued an update to guidance in ASC 820, *Fair Value Measurement*, that clarifies the application of fair value and enhances disclosure regarding valuation of financial instruments and level 3 fair value measurement inputs. We adopted these updates to ASC 820 in the second quarter of fiscal 2012. Adoption did not have a material impact on our Consolidated Financial Statements.

3. Restructuring and Other Charges, Net

Restructuring and other charges consisted of the following during fiscal 2012, 2011, and 2010:

	Fiscal		
	2012	2011	2010
	(in millions)		
Restructuring and related charges, net	$128	$136	$ 82
Loss on divestitures	—	—	43
Impairment of long-lived assets	—	—	12
	$128	$136	$137

Restructuring and Related Charges, Net

Charges to operations by segment during fiscal 2012, 2011, and 2010 were as follows:

	Fiscal		
	2012	2011	2010
	(in millions)		
Transportation Solutions	$ 30	$(14)	$ 53
Communications and Industrial Solutions	58	65	20
Network Solutions	40	85	6
	128	136	79
Less: credits in cost of sales	—	—	3
Restructuring and related charges, net	$128	$136	$ 82

Amounts recognized on the Consolidated Statements of Operations during fiscal 2012, 2011, and 2010 were as follows:

	Fiscal		
	2012	2011	2010
	(in millions)		
Cash charges	$127	$127	$ 74
Non-cash charges	1	9	5
	128	136	79
Less: credits in cost of sales	—	—	3
Restructuring and related charges, net	$128	$136	$ 82

3. Restructuring and Other Charges, Net (Continued)

Restructuring and Related Cash Charges

Activity in our restructuring reserves during fiscal 2012, 2011, and 2010 is summarized as follows:

	Balance at Beginning of Fiscal Year	Charges	Utilization	Changes in Estimate	Currency Translation and Other	Balance at End of Fiscal Year
			(in millions)			
Fiscal 2012 Activity:						
Fiscal 2012 Actions						
Employee severance	$ —	$128	$ (46)	$ (3)	$ —	$ 79
Facilities exit costs	—	2	(1)	—	—	1
Other	—	1	—	—	—	1
Total	—	131	(47)	(3)	—	81
Fiscal 2011 Actions						
Employee severance	104	6	(61)	(14)	(3)	32
Facilities exit costs	4	3	(5)	—	—	2
Other	1	—	—	(1)	—	—
Total	109	9	(66)	(15)	(3)	34
Fiscal 2010 Actions						
Employee severance	12	3	(6)	—	(1)	8
Facilities exit costs	—	—	—	—	—	—
Other	1	—	(1)	—	—	—
Total	13	3	(7)	—	(1)	8
Pre-Fiscal 2010 Actions						
Employee severance	21	—	(9)	(1)	—	11
Facilities exit costs	31	3	(7)	(1)	—	26
Other	1	1	(1)	—	—	1
Total	53	4	(17)	(2)	—	38
Total fiscal 2012 activity	$175	$147	$(137)	$(20)	$ (4)	$161

3. Restructuring and Other Charges, Net (Continued)

	Balance at Beginning of Fiscal Year	Charges	Utilization	Changes in Estimate	Currency Translation and Other	Balance at End of Fiscal Year
			(in millions)			
Fiscal 2011 Activity:						
Fiscal 2011 Actions						
Employee severance	$ —	$155	$ (58)	$ (3)	$ 10	$104
Facilities exit costs	—	1	(3)	—	6	4
Other	—	2	(1)	—	—	1
Total	—	158	(62)	(3)	16[1]	109
Fiscal 2010 Actions						
Employee severance	42	—	(17)	(15)	2	12
Facilities exit costs	1	—	(1)	—	—	—
Other	2	1	—	(2)	—	1
Total	45	1	(18)	(17)	2	13
Pre-Fiscal 2010 Actions						
Employee severance	55	1	(21)	(15)	1	21
Facilities exit costs	40	3	(13)	—	1	31
Other	5	3	(3)	(4)	—	1
Total	100	7	(37)	(19)	2	53
Total fiscal 2011 activity	$145	$166	$(117)	$(39)	$ 20	$175
Fiscal 2010 Activity:						
Fiscal 2010 Actions						
Employee severance	$ —	$ 53	$ (9)	$ 1	$ (3)	$ 42
Facilities exit costs	—	8	(14)	—	7[2]	1
Other	—	2	—	—	—	2
Total	—	63	(23)	1	4	45
Pre-Fiscal 2010 Actions						
Employee severance	207	2	(131)	(13)	(10)	55
Facilities exit costs	54	10	(21)	(1)	(2)	40
Other	9	13	(15)	(1)	(1)	5
Total	270	25	(167)	(15)	(13)	100
Total fiscal 2010 activity	$270	$ 88	$(190)	$(14)	$ (9)	$145

(1) Reflects $16 million of ADC liabilities assumed.

(2) Reflects reclassification of $7 million lease obligation from other reserves to restructuring reserves.

3. Restructuring and Other Charges, Net (Continued)

Fiscal 2012 Actions

During fiscal 2012, we initiated several restructuring programs resulting in headcount reductions across all segments. Also, we initiated restructuring programs associated with the acquisition of Deutsch Group SAS. In connection with these actions, we recorded net restructuring charges of $128 million primarily related to employee severance and benefits. We expect to complete all restructuring activities commenced in fiscal 2012 by the end of fiscal 2013 and to incur total charges of approximately $132 million. Cash spending related to this plan was $47 million in fiscal 2012; we expect cash spending to be approximately $75 million fiscal 2013.

The following table summarizes charges incurred for fiscal 2012 actions by segment:

	Fiscal 2012
	(in millions)
Transportation Solutions	$ 36
Communications and Industrial Solutions	58
Network Solutions	34
Total	$128

Fiscal 2011 Actions

We initiated restructuring programs during fiscal 2011 which were primarily associated with the acquisition of ADC and related headcount reductions in the Network Solutions segment. Additionally, we increased reductions-in-force as a result of economic conditions, primarily in the Communications and Industrial Solutions segment. In connection with these actions, during fiscal 2012 and 2011, we recorded net restructuring credits of $6 million and restructuring charges of $155 million, respectively, primarily related to employee severance and benefits. We do not expect to incur any additional expense related to restructuring activities commenced in fiscal 2011. Cash spending related to this plan was $66 million in fiscal 2012; we expect cash spending to be approximately $28 million in fiscal 2013.

During fiscal 2011, in connection with the acquisition of ADC, we assumed $16 million of liabilities related to employee severance and exited lease facilities which have been included in the Network Solutions segment.

The following table summarizes charges (credits) incurred for fiscal 2011 actions by segment:

	Fiscal	
	2012	2011
	(in millions)	
Transportation Solutions	$(6)	$ 8
Communications and Industrial Solutions	(2)	68
Network Solutions	2	79
Total	$(6)	$155

3. Restructuring and Other Charges, Net (Continued)

Fiscal 2010 Actions

We initiated restructuring programs during fiscal 2010 primarily related to headcount reductions in the Transportation Solutions segment. In connection with these actions, during fiscal 2012, 2011, and 2010, we recorded net restructuring charges of $3 million, credits of $16 million, and charges of $64 million, respectively, primarily related to employee severance and benefits. The credits in fiscal 2011 related primarily to decreases in planned employee headcount reductions associated with the Transportation Solutions segment. We do not expect to incur any additional expense related to restructuring activities commenced in fiscal 2010. Cash spending related to this plan was $7 million in fiscal 2012, and we expect cash spending to be approximately $8 million in fiscal 2013.

The following table summarizes charges (credits) incurred for fiscal 2010 actions by segment:

	Fiscal		
	2012	2011	2010
	(in millions)		
Transportation Solutions	$ 2	$(15)	$42
Communications and Industrial Solutions	1	(1)	17
Network Solutions	—	—	5
Total	$ 3	$(16)	$64

Pre-Fiscal 2010 Actions

We initiated restructuring programs during fiscal 2009 primarily related to headcount reductions and manufacturing site closures across all segments in response to economic conditions and implementation of our manufacturing simplification plan. Also, we initiated restructuring programs during fiscal 2008 primarily relating to the migration of product lines to lower-cost countries and the exit of certain manufacturing operations in the Transportation Solutions and Network Solutions segments. In connection with these actions, during fiscal 2011 and 2010, we recorded net restructuring credits of $13 million and charges of $9 million, respectively, primarily related to employee severance and benefits. The credits in fiscal 2011 related primarily to decreases in planned employee headcount reductions in the Communications and Industrial Solutions and Transportation Solutions segments. We have completed all restructuring activities commenced in fiscal 2009 and 2008.

During fiscal 2002, we recorded restructuring charges primarily related to a significant downturn in the telecommunications industry and certain other end markets. These actions have been completed. As of fiscal year end 2012, the remaining restructuring reserves related to the fiscal 2002 actions were $27 million and primarily related to exited lease facilities in the Subsea Communications business in the Network Solutions segment. We expect that the remaining reserves will continue to be paid out over the expected terms of the obligations which range from one to fifteen years. During fiscal 2012, 2011, and 2010, we recorded restructuring charges of $2 million, $1 million, and $1 million, respectively, for interest accretion on these reserves.

Cash spending related to pre-fiscal 2010 actions was $17 million in fiscal 2012; we expect cash spending to be approximately $10 million in fiscal 2013.

3. Restructuring and Other Charges, Net (Continued)

Total Restructuring Reserves

Restructuring reserves by segment were as follows:

	Fiscal	
	2012	2011
	(in millions)	
Transportation Solutions	$ 39	$ 32
Communications and Industrial Solutions	56	65
Network Solutions	66	78
Restructuring reserves	$161	$175

Restructuring reserves were included on our Consolidated Balance Sheets as follows:

	Fiscal	
	2012	2011
	(in millions)	
Accrued and other current liabilities	$118	$129
Other liabilities	43	46
Restructuring reserves	$161	$175

Loss on Divestitures and Impairment of Long-Lived Assets

During fiscal 2010, we sold our mechatronics business for net cash proceeds of $3 million. This business designed and manufactured customer-specific components, primarily for the automotive industry, and generated sales of approximately $100 million in fiscal 2010. In connection with the sale, we recorded a pre-tax loss on sale of $41 million in the Transportation Solutions segment in fiscal 2010.

During fiscal 2010, we completed the divestiture of the Dulmison connectors and fittings product line, which was part of our energy business in the Network Solutions segment, for net cash proceeds of $12 million. In connection with the divestiture, we recorded a pre-tax impairment charge related to long-lived assets and a pre-tax loss on sale, both totaling $13 million in fiscal 2010.

The loss on divestitures and impairment charges are presented in restructuring and other charges, net on the Consolidated Statements of Operations. We have presented the loss on divestitures, related long-lived asset impairments, and operations of the mechatronics business and Dulmison connectors and fittings product line in continuing operations due to immateriality.

4. Discontinued Operations

During fiscal 2012, we sold our Touch Solutions business for net cash proceeds of $380 million, subject to working capital adjustments, of which we received $370 million during fiscal 2012. We recognized a pre-tax gain of $5 million on the transaction. The agreement includes contingent earn-out provisions through 2015 based on business performance. In connection with the divestiture, we incurred an income tax charge of $65 million, which is included in income (loss) from discontinued operations, net of income taxes on the Consolidated Statement of Operations, primarily as a result of being unable to realize a tax benefit from the write-off of goodwill at the time of the sale. We expect to make tax payments of approximately $10 million associated with this divestiture.

4. Discontinued Operations (Continued)

During fiscal 2012, we sold our TE Professional Services business for net cash proceeds of $28 million, of which we received $24 million during fiscal 2012, and recognized a pre-tax gain of $2 million on the transaction. Additionally, during fiscal 2012, we recorded a pre-tax impairment charge of $28 million, which is included in income (loss) from discontinued operations, net of income taxes on the Consolidated Statement of Operations, to write the carrying value of this business down to its estimated fair value less costs to sell.

On December 27, 2011, the New York Court of Claims entered judgment in our favor in the amount of $25 million, payment of which was received in fiscal 2012, in connection with our former Wireless Systems business's State of New York contract. This judgment resolved all outstanding issues between the parties in this matter. This partial recovery of a previously recognized loss, net of legal fees, is reflected in income (loss) from discontinued operations, net of income taxes on the Consolidated Statement of Operations for fiscal 2012.

In fiscal 2010, we recorded income from discontinued operations of $44 million primarily in connection with the favorable resolution of certain litigation contingencies related to the Printed Circuit Group business which was sold in fiscal 2007.

The following table presents net sales, pre-tax income, pre-tax gain (loss) on sale, and income tax expense from discontinued operations for fiscal 2012, 2011, and 2010:

	Fiscal		
	2012	2011	2010
	(in millions)		
Net sales from discontinued operations	$355	$534	$389
Pre-tax income from discontinued operations	$ 19	$ 54	$108
Pre-tax gain (loss) on sale of discontinued operations	7	(4)	—
Income tax expense	(77)	(28)	(17)
Income (loss) from discontinued operations, net of income taxes	$(51)	$ 22	$ 91

The following table presents balance sheet information for assets and liabilities held for sale at fiscal year end 2011; there were no balances classified as held for sale at fiscal year end 2012:

	Fiscal 2011
	(in millions)
Accounts receivable, net	$ 84
Inventories	61
Prepaid expenses and other current assets	14
Property, plant, and equipment, net	23
Goodwill	298
Intangible assets, net	24
Other assets	4
Total assets	$508
Accounts payable	$ 29
Accrued and other current liabilities	40
Deferred revenue	2
Other liabilities	9
Total liabilities	$ 80

4. Discontinued Operations (Continued)

The Touch Solutions, TE Professional Services, Wireless Systems, and Printed Circuit Group businesses met the held for sale and discontinued operations criteria and have been included as such in all periods presented on our Consolidated Financial Statements. Prior to reclassification to discontinued operations, the Touch Solutions and TE Professional Services businesses were included in the Communications and Industrial Solutions and Network Solutions segments, respectively. The Wireless Systems business was a component of the former Wireless Systems segment, and the Printed Circuit Group business was a component of the former Other segment.

5. Acquisitions

Fiscal 2012 Acquisition

On April 3, 2012, we acquired 100% of the outstanding shares of Deutsch Group SAS ("Deutsch"). The total value paid for the transaction amounted to €1.55 billion (approximately $2.05 billion using an exchange rate of $1.33 per €1.00), net of cash acquired. The total value paid included $659 million related to the repayment of Deutsch's financial debt and accrued interest. Deutsch is a global leader in high-performance connectors for harsh environments, and significantly expands our product portfolio and enables us to better serve customers in the industrial and commercial transportation, aerospace, defense, and marine, and rail markets. The acquired Deutsch businesses have been reported primarily in our Transportation Solutions segment from the date of acquisition.

The Deutsch acquisition was accounted for under the provisions of ASC 805, *Business Combinations*. We allocated the purchase price to tangible and identifiable intangible assets acquired and liabilities assumed based on their fair values, or as required by ASC 805. During the fourth quarter of fiscal 2012, we finalized the valuation of the identifiable assets acquired and liabilities assumed. Adjustments to the estimated fair values of the assets acquired and liabilities assumed presented in the third quarter of fiscal 2012 were not material.

The following table summarizes the allocation of the purchase price to the fair value of identifiable assets acquired and liabilities assumed at the date of acquisition, in accordance with the acquisition method of accounting:

	(in millions)
Cash and cash equivalents	$ 152
Other current assets	330
Property, plant, and equipment	131
Goodwill	1,042
Intangible assets	827
Other long-term assets	11
Total assets acquired	2,493
Current maturities of long-term debt	642
Other current liabilities	143
Deferred income taxes	148
Other long-term liabilities	24
Total liabilities assumed	957
Net assets acquired	1,536
Cash and cash equivalents acquired	(152)
Net cash paid	$1,384

5. Acquisitions (Continued)

Other current assets primarily consisted of inventories of $189 million and trade accounts receivable of $121 million. Other current liabilities primarily consisted of accrued and other current liabilities of $76 million and trade accounts payable of $56 million.

The fair values assigned to intangible assets were determined through the use of the income approach, specifically the relief from royalty and the multi-period excess earnings methods. Both valuation methods rely on management judgment, including expected future cash flows resulting from existing customer relationships, customer attrition rates, contributory effects of other assets utilized in the business, peer group cost of capital and royalty rates, and other factors. The valuation of tangible assets was derived using a combination of the income, market, and cost approaches. Significant judgments used in valuing tangible assets include estimated reproduction or replacement cost, useful lives of assets, estimated selling prices, costs to complete, and reasonable profit. Useful lives for intangible assets were determined based upon the remaining useful economic lives of the intangible assets that are expected to contribute directly or indirectly to future cash flows.

Intangible assets acquired consisted of the following:

	Amount	Weighted-Average Amortization Period
	(in millions)	(in years)
Customer relationships	$490	15
Developed technology	165	12
Trade names and trademarks	150	20
Customer order backlog	22	< 1
Total	$827	15

The acquired intangible assets are being amortized on a straight-line basis over their expected lives.

Goodwill of $1,042 million was recognized in the transaction, representing the excess of the purchase price over the fair value of the net tangible and intangible assets acquired and liabilities assumed. This goodwill is attributable primarily to cost savings and other synergies related to operational efficiencies including the consolidation of manufacturing, marketing, and general and administrative functions. Substantially all of the goodwill has been allocated to our Transportation Solutions segment and is not deductible for tax purposes. However, prior to its merger with us, Deutsch completed certain acquisitions that resulted in goodwill that is deductible primarily for U.S. tax purposes of approximately $215 million, which we will deduct through 2025.

During fiscal 2012, Deutsch contributed net sales of $327 million and an operating loss of $54 million to our Consolidated Statement of Operations. The operating loss included charges of $75 million associated with the amortization of acquisition-related fair value adjustments primarily related to acquired inventories and customer order backlog, acquisition costs of $21 million, restructuring charges of $14 million, and integration costs of $6 million.

5. Acquisitions (Continued)

Fiscal 2011 Acquisitions

In July 2010, we entered into an Agreement and Plan of Merger (the "Merger Agreement") to acquire 100% of the outstanding stock of ADC Telecommunications, Inc. ("ADC"), a provider of broadband communications network connectivity products and related solutions. Pursuant to the Merger Agreement, we commenced a tender offer through a subsidiary to purchase all of the issued and outstanding shares of ADC common stock at a purchase price of $12.75 per share in cash followed by a merger of the subsidiary with and into ADC, with ADC surviving as an indirect wholly-owned subsidiary. On December 8, 2010, we acquired 86.8% of the outstanding common shares of ADC. On December 9, 2010, we exercised our option under the Merger Agreement to purchase additional shares from ADC that, when combined with the shares purchased in the tender offer, were sufficient to give us ownership of more than 90% of the outstanding ADC common shares. On December 9, 2010, upon effecting a short-form merger under Minnesota law, we owned 100% of the outstanding shares of ADC for a total purchase price of approximately $1,263 million in cash (excluding cash acquired of $546 million) and $22 million representing the fair value of ADC share-based awards exchanged for TE Connectivity share options and stock appreciation rights.

Based on the terms and conditions of ADC's share option and stock appreciation right ("SAR") awards (the "ADC Awards"), all ADC Awards became exercisable upon completion of the acquisition. Each outstanding ADC Award was exchanged for approximately 0.4 TE Connectivity share options or SARs and resulted in approximately 3 million TE Connectivity share options being issued with a weighted-average exercise price of $38.88. Issued SARs and the associated liability were insignificant. The fair value associated with the exchange of ADC Awards for TE Connectivity awards was approximately $24 million based on Black-Scholes-Merton pricing valuation model, of which $22 million was recorded as consideration given in the acquisition, and the remaining $2 million was recorded as acquisition and integration costs on the Consolidated Statement of Operations during fiscal 2011.

The acquisition was made to accelerate our growth potential in the global broadband connectivity market. We realized cost savings and other synergies through operational efficiencies. The acquired ADC businesses have been included in the Network Solutions segment from the date of acquisition.

The ADC acquisition was accounted for under the provisions of ASC 805. We allocated the purchase price to tangible and identifiable intangible assets acquired and liabilities assumed based on their fair values, or as required by ASC 805. We completed the valuation of the identifiable assets acquired and liabilities assumed as of March 25, 2011.

5. Acquisitions (Continued)

The following table summarizes the allocation of the purchase price to the fair value of identifiable assets acquired and liabilities assumed at the date of acquisition, in accordance with the acquisition method of accounting:

	(in millions)
Cash and cash equivalents	$ 546
Short-term investments	155
Other current assets	540
Property, plant, and equipment	198
Goodwill	366
Intangible assets	308
Deferred income taxes	164
Other long-term assets	18
Total assets acquired	2,295
Current maturities of long-term debt	653
Other current liabilities	260
Long-term pension liabilities	74
Other long-term liabilities	19
Total liabilities assumed	1,006
Net assets acquired	1,289
Amounts attributable to noncontrolling interests	(4)
Conversion of ADC Awards to TE Connectivity share awards	(22)
Cash and cash equivalents acquired	(546)
Net cash paid	$ 717

Other current assets included trade accounts receivable of $171 million, inventories of $166 million, and deferred income taxes of $16 million. Other current assets also included assets held for sale of $109 million. Those assets were sold for net proceeds of $111 million, of which approximately $106 million was received prior to September 30, 2011. Other current liabilities assumed include accrued and other current liabilities of $165 million and trade accounts payable of $88 million.

The fair values assigned to intangible assets were determined through the use of the income approach, specifically the relief from royalty, multi-period excess earnings, and avoided cost methods. The valuation of tangible assets was derived using a combination of the income, market, and cost approaches. Useful lives for intangible assets were determined based upon the remaining useful economic lives of the intangible assets that were expected to contribute directly or indirectly to future cash flows.

5. Acquisitions (Continued)

Intangible assets acquired consisted of the following:

	Amount	Weighted-Average Amortization Period
	(in millions)	(in years)
Customer relationships	$175	11
Developed technology and patents	118	12
Customer order backlog	11	< 1
Trade names and trademarks	4	1
Total	$308	11

The acquired intangible assets are being amortized on a straight-line basis over their expected lives.

The $366 million of goodwill, of which $18 million related to the TE Professional Services business that was sold in fiscal 2012, is attributable to the excess of the purchase price over the fair value of the net tangible and intangible assets acquired and liabilities assumed. The goodwill recognized is attributable primarily to cost savings and other synergies related to operational efficiencies including the consolidation of manufacturing, marketing, and general and administrative functions. All of the goodwill has been allocated to the Network Solutions segment and is not deductible for tax purposes. However, prior to its merger with us, ADC completed certain acquisitions that resulted in goodwill deductible for U.S. tax purposes of approximately $346 million which we will deduct through 2021.

During fiscal 2011, ADC contributed net sales of $843 million and an operating loss of $53 million to our Consolidated Statement of Operations. The operating loss included restructuring charges of $80 million, charges of $39 million associated with the amortization of acquisition-related fair value adjustments primarily related to acquired inventories and customer order backlog, integration costs of $10 million, and acquisition costs of $9 million.

Also, during fiscal 2011, we acquired a business for $14 million in cash. The acquisition was not material to our Consolidated Financial Statements. The assets acquired, primarily definite-lived intangible assets and property, plant, and equipment, are reported in the Transportation Solutions segment.

Pro Forma Financial Information

The following unaudited pro forma financial information reflects our consolidated results of operations had the Deutsch and ADC acquisitions occurred at the beginning of the preceding fiscal years:

	Pro Forma for Fiscal	
	2012	2011
	(in millions)	
Net sales	$13,625	$14,612
Net income attributable to TE Connectivity Ltd.	1,194	1,228
Diluted earnings per share attributable to TE Connectivity Ltd.	$ 2.78	$ 2.77

5. Acquisitions (Continued)

The pro forma financial information is based on our final allocation of the purchase price of the acquisitions. The significant pro forma adjustments, which are described below, are net of income tax expense (benefit) at the statutory rate.

Pro forma results for fiscal 2012 were adjusted to exclude $30 million of charges related to the fair value adjustment to acquisition-date inventories, $29 million of interest expense based on pro forma changes in our capital structure, $20 million of income tax expense based on the estimated impact of combining Deutsch into our global tax position, $14 million of charges related to acquired customer order backlog, $13 million of acquisition costs, $4 million of charges related to other acquisition-related adjustments, $2 million of share-based compensation expense incurred by Deutsch as a result of the change in control of Deutsch, and $2 million of charges related to depreciation expense. In addition, pro forma results for fiscal 2012 were adjusted to include $10 million of charges related to the amortization of the fair value of acquired intangible assets.

Pro forma results for fiscal 2011 were adjusted to exclude $39 million of interest expense based on pro forma changes in our capital structure, $20 million of income tax expense based on the estimated impact of combining Deutsch into our global tax position, $15 million of share-based compensation expense incurred by ADC as a result of the change in control of ADC, $13 million of acquisition costs, and $5 million of charges related to depreciation expense. In addition, pro forma results for fiscal 2011 were adjusted to include $20 million of charges related to the amortization of the fair value of acquired intangible assets, $15 million of charges related to the fair value adjustment to acquisition-date inventories, $7 million of charges related to acquired customer order backlog, and $4 million of charges related to other acquisition-related adjustments.

Pro forma results do not include any synergies. Accordingly, the unaudited pro forma financial information is not necessarily indicative of either future results of operations or results that might have been achieved had the Deutsch and ADC acquisitions occurred at the beginning of the preceding fiscal years.

Fiscal 2010 Acquisitions

During fiscal 2010, we acquired two businesses for $38 million in cash. Also during fiscal 2010, we paid cash of $55 million to acquire a business that was sold in fiscal 2012 as part of the divestiture of the Touch Solutions business.

6. Inventories

At fiscal year end 2012 and 2011, inventories consisted of the following:

	Fiscal	
	2012	2011
	(in millions)	
Raw materials	$ 282	$ 301
Work in progress	573	541
Finished goods	896	973
Inventoried costs on long-term contracts	57	63
Inventories	$1,808	$1,878

7. Property, Plant, and Equipment, Net

At fiscal year end 2012 and 2011, net property, plant, and equipment consisted of the following:

	Fiscal 2012	Fiscal 2011
	(in millions)	
Land and improvements	$ 266	$ 269
Buildings and leasehold improvements	1,470	1,404
Machinery and equipment	7,103	6,890
Construction in process	462	470
Gross property, plant, and equipment	9,301	9,033
Accumulated depreciation	(6,088)	(5,893)
Property, plant, and equipment, net	$ 3,213	$ 3,140

Depreciation expense was $502 million, $499 million, and $484 million in fiscal 2012, 2011, and 2010, respectively.

8. Goodwill

The changes in the carrying amount of goodwill by segment for fiscal 2012 and 2011 were as follows:

	Transportation Solutions	Communications and Industrial Solutions	Network Solutions	Total
		(in millions)		
September 24, 2010[1]	$ 519	$1,573	$ 840	$2,932
Acquisition	—	—	348	348
Currency translation	2	2	4	8
September 30, 2011[1]	521	1,575	1,192	3,288
Acquisition	1,022	20	—	1,042
Currency translation	(2)	(10)	(10)	(22)
September 28, 2012[1]	$1,541	$1,585	$1,182	$4,308

(1) At fiscal year end 2012, 2011, and 2010, accumulated impairment losses for Transportation Solutions, Communications and Industrial Solutions, and Network Solutions were $2,191 million, $1,459 million, and $1,025 million, respectively.

During fiscal 2012, we completed the acquisition of Deutsch and recognized $1,042 million of goodwill, which primarily benefits the Transportation Solutions segment. During fiscal 2011, we completed the acquisition of ADC and recognized goodwill of $366 million, of which $348 million benefits the Network Solutions segment and $18 million related to the TE Professional Services business that was sold in fiscal 2012. See Note 5 for additional information on the Deutsch and ADC acquisitions.

We test goodwill for impairment annually during the fourth fiscal quarter, or more frequently if events occur or circumstances exist that indicate that a reporting unit's carrying value may exceed its

8. Goodwill (Continued)

fair value. We completed our annual goodwill impairment test in the fourth quarter of fiscal 2012 and determined that no impairment existed.

9. Intangible Assets, Net

Intangible assets at fiscal year end 2012 and 2011 were as follows:

	Fiscal					
	2012			2011		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(in millions)					
Intellectual property	$1,146	$(439)	$ 707	$ 831	$(389)	$442
Customer relationships	655	(44)	611	165	(12)	153
Other	76	(42)	34	53	(17)	36
Total	$1,877	$(525)	$1,352	$1,049	$(418)	$631

During fiscal 2012, the Deutsch acquisition increased the gross carrying amount of intangible assets by $827 million. Intangible asset amortization expense was $107 million, $65 million, and $30 million for fiscal 2012, 2011, and 2010, respectively.

The estimated aggregate amortization expense on intangible assets is expected to be as follows:

	(in millions)
Fiscal 2013	$ 112
Fiscal 2014	111
Fiscal 2015	111
Fiscal 2016	111
Fiscal 2017	111
Thereafter	796
Total	$1,352

10. Accrued and Other Current Liabilities

At fiscal year end 2012 and 2011, accrued and other current liabilities consisted of the following:

	Fiscal	
	2012	2011
	(in millions)	
Accrued payroll and employee benefits	$ 440	$ 464
Dividends and cash distributions to shareholders payable	178	153
Income taxes payable	139	290
Restructuring reserves	118	129
Deferred income taxes	85	32
Interest payable	72	71
Warranty liability	31	30
Tax Sharing Agreement guarantee liabilities pursuant to ASC 460	14	21
Other	499	543
Accrued and other current liabilities	$1,576	$1,733

11. Debt

Debt at fiscal year end 2012 and 2011 was as follows:

	Fiscal	
	2012	2011
	(in millions)	
6.00% senior notes due 2012	$ 714	$ 716
5.95% senior notes due 2014	300	300
1.60% senior notes due 2015	250	—
6.55% senior notes due 2017	732	736
4.875% senior notes due 2021	274	269
3.50% senior notes due 2022	498	—
7.125% senior notes due 2037	475	475
3.50% convertible subordinated notes due 2015	90	90
Commercial paper, at a weighted-average interest rate of 0.40% at September 28, 2012	300	—
Other	78	81
Total debt[1]	3,711	2,667
Less current maturities of long-term debt[2]	1,015	—
Long-term debt	$2,696	$2,667

(1) Senior notes are presented at face amount and, if applicable, are net of unamortized discount and the fair value of interest rate swaps.

(2) The current maturities of long-term debt at fiscal year end 2012 was comprised of the 6.00% senior notes due 2012, commercial paper, and a portion of amounts shown as other.

In February 2012, Tyco Electronics Group S.A. ("TEGSA"), our wholly-owned subsidiary, issued $250 million aggregate principal amount of 1.60% senior notes due February 3, 2015 and $500 million aggregate principal amount of 3.50% senior notes due February 3, 2022. The notes were offered and sold pursuant to an effective registration statement on Form S-3 filed on January 21, 2011. Interest on the notes is payable semi-annually on February 3 and August 3 of each year, beginning August 3, 2012. The notes are TEGSA's unsecured senior obligations and rank equally in right of payment with all existing and any future senior indebtedness of TEGSA and senior to any subordinated indebtedness that TEGSA may incur. The notes are fully and unconditionally guaranteed as to payment on an unsecured senior basis by TE Connectivity Ltd. Net proceeds from the issuance of the notes due 2015 and 2022, were approximately $250 million and $498 million, respectively. In connection with the issuance of the senior notes in February 2012, the commitments of the lenders under a $700 million 364-day credit agreement, dated as of December 20, 2011, automatically terminated.

On June 24, 2011, TEGSA entered into a five-year unsecured senior revolving credit facility ("Credit Facility"), with total commitments of $1,500 million. TEGSA had no borrowings under the Credit Facility at September 28, 2012 and September 30, 2011.

Borrowings under the Credit Facility bear interest at a rate per annum equal to, at the option of TEGSA, (1) the London interbank offered rate ("LIBOR") plus an applicable margin based upon the senior, unsecured, long-term debt rating of TEGSA, or (2) an alternate base rate equal to the highest of (i) Deutsche Bank AG New York branch's base rate, (ii) the federal funds effective rate plus ½ of

11. Debt (Continued)

1%, and (iii) one-month LIBOR plus 1%, plus, in each case, an applicable margin based upon the senior, unsecured, long-term debt rating of TEGSA. TEGSA is required to pay an annual facility fee ranging from 12.5 to 30.0 basis points based upon the amount of the lenders' commitments under the Credit Facility and the applicable credit ratings of TEGSA.

The Credit Facility contains a financial ratio covenant providing that if, as of the last day of each fiscal quarter, our ratio of Consolidated Total Debt (as defined in the Credit Facility) to Consolidated EBITDA (as defined in the Credit Facility) for the then most recently concluded period of four consecutive fiscal quarters exceeds 3.5 to 1.0, an Event of Default (as defined in the Credit Facility) is triggered. The Credit Facility and our other debt agreements contain other customary covenants.

In December 2010, TEGSA issued $250 million principal amount of 4.875% senior notes due January 15, 2021. The notes were offered and sold pursuant to an effective registration statement on Form S-3 filed on July 1, 2008, as amended on June 26, 2009. Interest on the notes accrues from the issuance date at a rate of 4.875% per year and is payable semi-annually on January 15 and July 15 of each year, beginning July 15, 2011. The notes are TEGSA's unsecured senior obligations and rank equally in right of payment with all existing and any future senior indebtedness of TEGSA and senior to any subordinated indebtedness that TEGSA may incur. The notes are fully and unconditionally guaranteed as to payment on an unsecured senior basis by TE Connectivity Ltd. Net proceeds from the issuance were approximately $249 million.

In December 2010, in connection with the acquisition of ADC, we assumed $653 million of convertible subordinated notes due 2013, 2015, and 2017. Under the terms of the indentures governing these convertible subordinated notes, following the acquisition of ADC, the right to convert the notes into shares of ADC common stock changed to the right to convert the notes into cash. See Note 5 for more information on the ADC acquisition. In fiscal 2011, our ADC subsidiary commenced offers to purchase the convertible subordinated notes at par plus accrued interest, pursuant to the terms of the indentures for the notes. During fiscal 2011, $198 million principal amount of the convertible subordinated notes due 2013, $136 million principal amount of the convertible subordinated notes due 2015, and $225 million principal amount of the convertible subordinated notes due 2017 were purchased for an aggregate purchase price of $560 million. All of the purchased convertible subordinated notes have been cancelled. Our debt balance at fiscal year end 2012 included the remaining $90 million of 3.50% convertible subordinated notes due 2015 and $1 million of floating rate convertible subordinated notes due 2013.

Periodically, TEGSA issues commercial paper to U.S. institutional accredited investors and qualified institutional buyers in accordance with available exemptions from the registration requirements of the Securities Act of 1933 as part of our ongoing effort to maintain financial flexibility and to potentially decrease the cost of borrowings. Borrowings under the commercial paper program are backed by the Credit Facility. As of fiscal year end 2012, TEGSA had $300 million of commercial paper outstanding. TEGSA had no commercial paper outstanding at fiscal year end 2011.

TEGSA's payment obligations under its senior notes, commercial paper, and Credit Facility are fully and unconditionally guaranteed by TE Connectivity Ltd. Neither TE Connectivity Ltd. nor any of its subsidiaries provides a guarantee as to payment obligations under the 3.50% convertible subordinated notes due 2015 and other notes issued by ADC prior to its acquisition in December 2010.

11. Debt (Continued)

We have used, and continue to use, derivative instruments to manage interest rate risk. See Note 14 for information on options to enter into interest rate swaps ("swaptions"), forward starting interest rate swaps, and interest rate swaps.

The fair value of our debt, based on indicative valuations, was approximately $4,034 million and $2,968 million at fiscal year end 2012 and 2011, respectively.

The aggregate amounts of total debt maturing are as follows:

	(in millions)
Fiscal 2013	$1,015
Fiscal 2014	377
Fiscal 2015	340
Fiscal 2016	—
Fiscal 2017	—
Thereafter	1,979
Total	$3,711

12. Guarantees

Tax Sharing Agreement

Upon separation, we entered into a Tax Sharing Agreement, under which we share responsibility for certain of our, Tyco International's, and Covidien's income tax liabilities based on a sharing formula for periods prior to and including June 29, 2007. We, Tyco International, and Covidien share 31%, 27%, and 42%, respectively, of U.S. income tax liabilities that arise from adjustments made by tax authorities to our, Tyco International's, and Covidien's U.S. income tax returns. The effect of the Tax Sharing Agreement is to indemnify us for 69% of certain liabilities settled in cash by us with respect to unresolved pre-separation tax matters. Pursuant to that indemnification, we have made similar indemnifications to Tyco International and Covidien with respect to 31% of certain liabilities settled in cash by the companies relating to unresolved pre-separation tax matters. All costs and expenses associated with the management of these shared tax liabilities are shared equally among the parties. We are responsible for all of our own taxes that are not shared pursuant to the Tax Sharing Agreement's sharing formula. In addition, Tyco International and Covidien are responsible for their tax liabilities that are not subject to the Tax Sharing Agreement's sharing formula.

All of the tax liabilities that are associated with our businesses, including liabilities that arose prior to our separation from Tyco International, became our tax liabilities. Although we have agreed to share certain of these tax liabilities with Tyco International and Covidien pursuant to the Tax Sharing Agreement, we remain primarily liable for all of these liabilities. If Tyco International and Covidien default on their obligations to us under the Tax Sharing Agreement, we would be liable for the entire amount of these liabilities.

If any party to the Tax Sharing Agreement were to default in its obligation to another party to pay its share of the distribution taxes that arise as a result of no party's fault, each non-defaulting party would be required to pay, equally with any other non-defaulting party, the amounts in default. In addition, if another party to the Tax Sharing Agreement that is responsible for all or a portion of an

12. Guarantees (Continued)

income tax liability were to default in its payment of such liability to a taxing authority, we could be legally liable under applicable tax law for such liabilities and required to make additional tax payments. Accordingly, under certain circumstances, we may be obligated to pay amounts in excess of our agreed-upon share of our, Tyco International's, and Covidien's tax liabilities.

Indemnification

Our indemnification created under the Tax Sharing Agreement qualifies as a guarantee of a third party entity's debt under ASC 460, *Guarantees*. ASC 460 addresses the measurement and disclosure of a guarantor's obligation to pay a debt incurred by a third party. To value the initial guarantee obligation, we considered a range of probability-weighted future cash flows that represented the likelihood of payment of each class of liability by each of the three post-separation companies. The expected cash flows incorporated interest and penalties that the companies believed would be incurred on each class of liabilities and were discounted to the present value to reflect the value associated with each at separation. The calculation of the guarantee liability also included a premium that reflected the cost for an insurance carrier to stand in and assume the payment obligation at the separation date.

At inception of the guarantee, based on the probability-weighted future cash flows related to unresolved tax matters, we, under the Tax Sharing Agreement, faced a maximum potential liability of $3 billion, based on undiscounted estimates and interest and penalties used to determine the fair value of the guarantee and an assumption of 100% default on the parts of Tyco International and Covidien, a likelihood that management believes to be remote. In the event that we are required, due to bankruptcy or other business interruption on the part of Tyco International or Covidien, to pay more than the contractually determined 31%, we retain the right to seek payment from the effected entity.

At September 28, 2012, we had a liability representing the indemnifications made to Tyco International and Covidien pursuant to the Tax Sharing Agreement of $241 million of which $227 million was reflected in other liabilities and $14 million was reflected in accrued and other current liabilities on the Consolidated Balance Sheet. At September 30, 2011, the liability was $249 million and consisted of $228 million in other liabilities and $21 million in accrued and other current liabilities. The amount reflected in accrued and other current liabilities is our estimated cash obligation under the Tax Sharing Agreement to Tyco International and Covidien in connection with pre-separation tax matters that could be resolved within the next twelve months.

We have assessed the probable future cash payments to Tyco International and Covidien for pre-separation income tax matters pursuant to the terms of the Tax Sharing Agreement and determined that $241 million remains sufficient to satisfy these expected obligations.

Other Matters

In disposing of assets or businesses, we often provide representations, warranties, and/or indemnities to cover various risks including unknown damage to assets, environmental risks involved in the sale of real estate, liability for investigation and remediation of environmental contamination at waste disposal sites and manufacturing facilities, and unidentified tax liabilities and legal fees related to periods prior to disposition. We have no reason to believe that these uncertainties would have a material adverse effect on our results of operations, financial position, or cash flows.

12. Guarantees (Continued)

At September 28, 2012, we had outstanding letters of credit and letters of guarantee in the amount of $344 million.

In the normal course of business, we are liable for contract completion and product performance. In the opinion of management, such obligations will not significantly affect our results of operations, financial position, or cash flows.

We generally record estimated product warranty costs when contract revenues are recognized under the percentage-of-completion method for construction related contracts and at the time of sale for products. The estimation is primarily based on historical experience and actual warranty claims. Amounts accrued for warranty claims at fiscal year end 2012 and 2011 were $48 million and $54 million, respectively. We do not consider these amounts to be material.

13. Commitments and Contingencies

General Matters

We have facility, land, vehicle, and equipment leases that expire at various dates through the year 2062. Rental expense under these leases was $160 million, $158 million, and $146 million for fiscal 2012, 2011, and 2010 respectively. At fiscal year end 2012, the minimum lease payment obligations under non-cancelable lease obligations were as follows:

	(in millions)
Fiscal 2013	$123
Fiscal 2014	97
Fiscal 2015	75
Fiscal 2016	46
Fiscal 2017	34
Thereafter	73
Total	$448

We also have purchase obligations related to commitments to purchase certain goods and services. At fiscal year end 2012, we had commitments to purchase $124 million and $3 million in fiscal 2013 and 2014, respectively.

TE Connectivity Legal Proceedings

In the ordinary course of business, we are subject to various legal proceedings and claims, including patent infringement claims, product liability matters, employment disputes, disputes on agreements, other commercial disputes, environmental matters, antitrust claims, and tax matters, including non-income tax matters such as value added tax, sales and use tax, real estate tax, and transfer tax. Although it is not feasible to predict the outcome of these proceedings, based upon our experience, current information, and applicable law, we do not expect that the outcome of these proceedings, either individually or in the aggregate, will have a material effect on our results of operations, financial position, or cash flows.

At September 28, 2012, we had a contingent purchase price commitment of $80 million related to our fiscal 2001 acquisition of Com-Net. This represents the maximum amount payable to the former

13. Commitments and Contingencies (Continued)

shareholders of Com-Net only after the construction and installation of a communications system for the State of Florida was completed and approved by the State of Florida in accordance with guidelines set forth in the contract. Under the terms of the purchase and sale agreement, we do not believe we have any obligation to the sellers. However, the sellers have contested our position and initiated a lawsuit in June 2006 in the Court of Common Pleas in Allegheny County, Pennsylvania, which is in the discovery phase. A liability for this contingency has not been recorded on the Consolidated Financial Statements as we do not believe that any payment is probable or reasonably estimable at this time.

Income Taxes

In connection with the separation, we entered into a Tax Sharing Agreement that generally governs our, Covidien's, and Tyco International's respective rights, responsibilities, and obligations after the distribution with respect to taxes, including ordinary course of business taxes and taxes, if any, incurred as a result of any failure of the distribution of all of our shares or the shares of Covidien to qualify as a tax-free distribution for U.S. federal income tax purposes within the meaning of Section 355 of the Internal Revenue Code (the "Code") or certain internal transactions undertaken in anticipation of the spin-offs to qualify for tax-favored treatment under the Code.

Pursuant to the Tax Sharing Agreement, upon separation, we entered into certain guarantee commitments and indemnifications with Tyco International and Covidien. Under the Tax Sharing Agreement, we, Tyco International, and Covidien share 31%, 27%, and 42%, respectively, of certain contingent liabilities relating to unresolved pre-separation tax matters of Tyco International. The effect of the Tax Sharing Agreement is to indemnify us for 69% of certain liabilities settled in cash by us with respect to unresolved pre-separation tax matters. Pursuant to that indemnification, we have made similar indemnifications to Tyco International and Covidien with respect to 31% of certain liabilities settled in cash by the companies relating to unresolved pre-separation tax matters. If any of the companies responsible for all or a portion of such liabilities were to default in its payment of costs or expenses related to any such liability, we would be responsible for a portion of the defaulting party or parties' obligation. We are responsible for all of our own taxes that are not shared pursuant to the Tax Sharing Agreement's sharing formula. In addition, Tyco International and Covidien are responsible for their tax liabilities that are not subject to the Tax Sharing Agreement's sharing formula.

Prior to separation, certain of our subsidiaries filed combined income tax returns with Tyco International. Those and other of our subsidiaries' income tax returns are periodically examined by various tax authorities. In connection with these examinations, tax authorities, including the Internal Revenue Service ("IRS"), have raised issues and proposed tax adjustments. Tyco International, as the U.S. income tax audit controlling party under the Tax Sharing Agreement, is reviewing and contesting certain of the proposed tax adjustments. Amounts related to these tax adjustments and other tax contingencies and related interest that management has assessed under the uncertain tax position provisions of ASC 740, *Income Taxes,* which relate specifically to our entities have been recorded on the Consolidated Financial Statements. In addition, we may be required to fund portions of Covidien and Tyco International's tax obligations. Estimates about these guarantees have also been recognized on the Consolidated Financial Statements. See Note 12 for additional information.

During fiscal 2007, the IRS concluded its field examination of certain of Tyco International's U.S. federal income tax returns for the years 1997 through 2000 and issued Revenue Agent Reports which reflect the IRS' determination of proposed tax adjustments for the 1997 through 2000 period.

13. Commitments and Contingencies (Continued)

Additionally, the IRS proposed civil fraud penalties against Tyco International arising from alleged actions of former executives in connection with certain intercompany transfers of stock in 1998 and 1999. The penalties were asserted against a prior subsidiary of Tyco International that was distributed to us in connection with the separation. Tyco International appealed certain of the proposed adjustments for the years 1997 through 2000, and Tyco International has now resolved all but one of the matters associated with the proposed tax adjustments, including reaching an agreement with the IRS on the penalty adjustment. In October 2012, the IRS issued special agreement Forms 870-AD concluding its audit of all tax matters for the period 1997 through 2000, excluding one issue that remains in dispute as described below.

The disputed issue involves the tax treatment of certain intercompany debt transactions. The IRS has asserted that certain intercompany loans originating during the period 1997 through 2000 did not constitute debt for U.S. federal income tax purposes and has disallowed related interest deductions recognized on Tyco International's U.S. income tax returns during the period. Tyco International contends that the intercompany financing qualified as debt for U.S. tax purposes and that the interest deductions reflected on the income tax returns are appropriate. The IRS and Tyco International remain unable to resolve this matter through the IRS appeals process. We understand that Tyco International expects to receive statutory notices of deficiency from the IRS early in our fiscal 2013. Upon receipt of these statutory notices, we expect that Tyco International will commence litigation of this matter with the IRS in U.S. federal court. Based upon relevant facts surrounding the intercompany debt transactions, relevant tax regulations, and applicable case law, we believe that we are adequately reserved for this matter. However, the ultimate outcome is uncertain and if the IRS were to prevail on its assertions, our share of the assessed tax, deficiency interest, and applicable withholding taxes and penalties could have a material adverse impact on our results of operations and financial position.

In fiscal 2012, we made payments of $70 million for tax deficiencies related to undisputed tax adjustments for the years 1997 through 2000. Concurrent with remitting these payments, we were reimbursed $51 million from Tyco International and Covidien pursuant to their indemnifications for pre-separation tax matters. Over the next twelve months, we expect to pay approximately $26 million, inclusive of related indemnification payments, in connection with these pre-separation tax matters.

During fiscal 2011, the IRS completed its field examination of certain Tyco International income tax returns for the years 2001 through 2004, issued Revenue Agent Reports which reflect the IRS' determination of proposed tax adjustments for the 2001 through 2004 period, and issued certain notices of deficiency. As a result of the completion of fieldwork and the settlement of certain tax matters in fiscal 2011, we recognized income tax benefits of $35 million and other expense of $14 million pursuant to the Tax Sharing Agreement. Also, in fiscal 2011, we made net cash payments of $154 million related to pre-separation deficiencies. Tyco International's income tax returns for the years 2001 through 2004 remain subject to adjustment by the IRS upon ultimate resolution of the disputed issue involving certain intercompany loans originated during the period 1997 through 2000.

The IRS commenced its audit of certain Tyco International income tax returns for the years 2005 through 2007 in fiscal 2011.

During fiscal 2012, the IRS commenced its audit of our income tax returns for the years 2008 through 2010.

13. Commitments and Contingencies (Continued)

At September 28, 2012 and September 30, 2011, we have reflected $71 million and $232 million, respectively, of income tax liabilities related to the audits of Tyco International's and our income tax returns in accrued and other current liabilities as certain of these matters could be resolved within the next twelve months.

We continue to believe that the amounts recorded on our Consolidated Financial Statements relating to the matters discussed above are appropriate. However, the ultimate resolution is uncertain and could result in a material impact to our results of operations, financial position, or cash flows.

Environmental Matters

We are involved in various stages of investigation and cleanup related to environmental remediation matters at a number of sites. The ultimate cost of site cleanup is difficult to predict given the uncertainties regarding the extent of the required cleanup, the interpretation of applicable laws and regulations, and alternative cleanup methods. As of fiscal year end 2012, we concluded that it was probable that we would incur remedial costs in the range of $13 million to $23 million. As of fiscal year end 2012, we concluded that the best estimate within this range is $14 million, of which $5 million is included in accrued and other current liabilities and $9 million is included in other liabilities on the Consolidated Balance Sheet. In view of our financial position and reserves for environmental matters of $14 million, we believe that any potential payment of such estimated amounts will not have a material adverse effect on our results of operations, financial position, or cash flows.

14. Financial Instruments

We use derivative and non-derivative financial instruments to manage certain exposures to foreign currency, interest rate, investment, and commodity risks.

Foreign Exchange Risks

As part of managing the exposure to changes in foreign currency exchange rates, we utilize foreign currency forward and swap contracts, a portion of which are designated as cash flow hedges. The objective of these contracts is to minimize impacts to cash flows and profitability due to changes in foreign currency exchange rates on intercompany transactions, accounts receivable, accounts payable, and other cash transactions.

We expect that significantly all of the balance in accumulated other comprehensive income associated with the cash flow hedge-designated instruments addressing foreign exchange risks will be reclassified into the Consolidated Statements of Operations within the next twelve months.

Interest Rate and Investment Risk Management

We issue debt, from time to time, to fund our operations and capital needs. Such borrowings can result in interest rate exposure. To manage the interest rate exposure, we use interest rate swaps to convert a portion of fixed-rate debt into variable-rate debt. We use forward starting interest rate swaps and swaptions to manage interest rate exposure in periods prior to the anticipated issuance of fixed-rate debt. We also utilize investment swap contracts to manage earnings exposure on certain non-qualified deferred compensation liabilities.

14. Financial Instruments (Continued)

During fiscal 2012, in conjunction with the issuance of the 1.60% senior notes due 2015 and 3.50% senior notes due 2022 (see Note 11 for additional information regarding the debt issuances), we terminated the forward starting interest rate swaps and swaptions designated as cash flow hedges on notional amounts of $400 million, originally entered into in fiscal 2010, for a cash payment of $24 million. The effective portion of the forward starting interest rate swaps, a loss of approximately $24 million, was recorded in accumulated other comprehensive income and is being reclassified to interest expense through January 2016. The ineffective portion of the forward starting interest rate swaps and the remaining unamortized premium of the swaptions were insignificant and were recorded in interest expense during fiscal 2012. Also during fiscal 2012 and in conjunction with the issuance of the 3.50% senior notes due 2022, we entered into, and subsequently terminated, a cash flow hedge-designated interest rate swap on a notional amount of $300 million for a cash payment of $2 million. That cash payment was recorded in accumulated other comprehensive income and is being reclassified to interest expense through January 2022.

During fiscal 2011, we entered into interest rate swaps designated as fair value hedges on $150 million principal amount of the 4.875% senior notes due 2021. The maturity dates of the interest rate swaps coincide with the maturity date of the notes. Under these contracts, we receive fixed amounts of interest applicable to the underlying notes and pay a floating amount based upon the three month U.S. Dollar LIBOR.

During fiscal 2010, we entered into an interest rate swap designated as a fair value hedge on $50 million principal amount of the 6.00% senior notes due 2012. The maturity date of the interest rate swaps coincides with the maturity date of the underlying debt. Under this contract, we receive fixed rates of interest applicable to the underlying debt and pay floating rates of interest based on the one month U.S. Dollar LIBOR.

We utilize swaps to manage exposure related to certain of our non-qualified deferred compensation liabilities. The notional amount of the swaps was $30 million at September 28, 2012 and September 30, 2011. The swaps act as economic hedges of changes in a portion of the liabilities. The change in value of both the swap contracts and the non-qualified deferred compensation liabilities are recorded in selling, general, and administrative expenses on the Consolidated Statements of Operations.

Commodity Hedges

As part of managing the exposure to certain commodity price fluctuations, we utilize commodity swap contracts designated as cash flow hedges. The objective of these contracts is to minimize impacts to cash flows and profitability due to changes in prices of commodities used in production.

At September 28, 2012 and September 30, 2011, our commodity hedges had notional values of $246 million and $211 million, respectively. We expect that significantly all of the balance in accumulated other comprehensive income associated with the commodities hedges will be reclassified into the Consolidated Statements of Operations within the next twelve months.

Hedges of Net Investment

We hedge our net investment in certain foreign operations using intercompany non-derivative financial instruments denominated in the same currencies. The aggregate notional value of these hedges was $2,981 million and $1,542 million at September 28, 2012 and September 30, 2011,

14. Financial Instruments (Continued)

respectively. We reclassified foreign exchange gains of $21 million, losses of $70 million, and losses of $25 million in fiscal 2012, 2011, and 2010, respectively. These amounts were recorded as currency translation, a component of accumulated other comprehensive income, offsetting foreign exchange gains or losses attributable to the translation of the net investment. See Note 21 for additional information.

Derivative Instrument Summary

The fair value of our derivative instruments at fiscal year end 2012 and 2011 is summarized below:

	Fiscal			
	2012		2011	
	Fair Value of Asset Positions(1)	Fair Value of Liability Positions(2)	Fair Value of Asset Positions(1)	Fair Value of Liability Positions(2)
	(in millions)			
Derivatives designated as hedging instruments:				
Foreign currency contracts(3)	$ 2	$ 1	$ 1	$ 1
Interest rate swaps and swaptions	26	—	21	21
Commodity swap contracts	18	1	13	14
Total derivatives designated as hedging instruments	46	2	35	36
Derivatives not designated as hedging instruments:				
Foreign currency contracts(3)	2	2	6	10
Investment swaps	1	—	—	5
Total derivatives not designated as hedging instruments	3	2	6	15
Total derivatives	$49	$ 4	$41	$51

(1) All derivative instruments in asset positions that mature within one year of the balance sheet date are recorded in prepaid expenses and other current assets on the Consolidated Balance Sheets, except where a right of offset against liability positions exists, and totaled $19 million and $12 million at September 28, 2012 and September 30, 2011, respectively. All derivative instruments in asset positions that mature more than one year from the balance sheet date are recorded in other assets on the Consolidated Balance Sheets and totaled $30 million and $21 million at September 28, 2012 and September 30, 2011, respectively.

(2) All derivative instruments in liability positions that mature within one year of the balance sheet date are recorded in accrued and other current liabilities on the Consolidated Balance Sheets, except where a right of offset against asset positions exists, and totaled $4 million and $43 million at September 28, 2012 and September 30, 2011, respectively. All derivative instruments in liability positions that mature more than one year from the balance sheet date are recorded in other liabilities on the Consolidated Balance Sheets; there were no derivatives in other liabilities at September 28, 2012 and September 30, 2011.

(3) Contracts are presented gross without regard to any right of offset that exists.

14. Financial Instruments (Continued)

The effects of derivative instruments designated as fair value hedges on the Consolidated Statements of Operations during fiscal 2012, 2011, and 2010 were as follows:

	Gain Recognized			
		Fiscal		
Derivatives Designated as Fair Value Hedges	**Location**	**2012**	**2011**	**2010**
		(in millions)		
Interest rate swaps(1)	Interest expense	$ 7	$ 6	$ 6

(1) Certain interest rate swaps designated as fair value hedges were terminated in December 2008. Terminated interest rate swaps resulted in all gains presented in this table. Interest rate swaps in place at September 28, 2012 had no gain or loss recognized on the Consolidated Statements of Operations during fiscal 2012, 2011, or 2010.

The effects of derivative instruments designated as cash flow hedges on the Consolidated Statements of Operations during fiscal 2012, 2011, and 2010 were as follows:

	Gain (Loss) Recognized in OCI (Effective Portion)	Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)		Gain (Loss) Recognized in Income (Ineffective Portion and Amount Excluded From Effectiveness Testing)	
Derivatives Designated as Cash Flow Hedges	**Amount**	**Location**	**Amount**	**Location**	**Amount**
		(in millions)			
Fiscal year end 2012:					
Foreign currency contracts	$ —	Cost of sales	$ (1)	Cost of sales	$—
Commodity swap contracts	28	Cost of sales	10	Cost of sales	—
Interest rate swaps and swaptions(1)	(5)	Interest expense	(10)	Interest expense	—
Total	$ 23		$ (1)		$—
Fiscal year end 2011:					
Foreign currency contracts	$ 1	Cost of sales	$ 5	Cost of sales	$—
Commodity swap contracts	29	Cost of sales	42	Cost of sales	—
Interest rate swaps and swaptions(1)	(9)	Interest expense	(5)	Interest expense	(1)
Total	$ 21		$ 42		$(1)
Fiscal year end 2010:					
Foreign currency contracts	$ 4	Cost of sales	$ 2	Cost of sales	$—
Commodity swap contracts	20	Cost of sales	9	Cost of sales	—
Interest rate swaps and swaptions(1)	(12)	Interest expense	(5)	Interest expense	(5)
Total	$ 12		$ 6		$(5)

(1) During fiscal 2012, we terminated forward starting interest rate swaps and swaptions designated as cash flow hedges. Prior to the termination, the forward starting interest rate swaps generated losses of $3 million, $9 million, and $12 million in other comprehensive income related to the effective portions of the hedges during fiscal 2012, 2011, and 2010, respectively. Also during fiscal 2012, we entered into and terminated an interest rate swap designated as a cash flow hedge, recording a loss of $2 million in other comprehensive income. The forward starting interest rate swaps, subsequent to termination, and certain forward starting interest rate swaps designated as cash flow hedges that were terminated in September 2007 resulted in losses of $10 million, $5 million, and $5 million reflected in interest expense in fiscal 2012, 2011, and 2010, respectively. Swaptions terminated in fiscal 2012 resulted in losses of $1 million and $5 million in interest expense in fiscal 2011 and 2010, respectively, as a result of amounts excluded from the hedging relationship; losses in fiscal 2012 were insignificant.

14. Financial Instruments (Continued)

The effects of derivative instruments not designated as hedging instruments on the Consolidated Statements of Operations during fiscal 2012, 2011, and 2010 were as follows:

Derivatives not Designated as Hedging Instruments	Gain (Loss) Recognized Location	Fiscal 2012	Fiscal 2011	Fiscal 2010
		(in millions)		
Foreign currency contracts	Selling, general, and administrative expenses	$(33)	$ 7	$18
Investment swaps	Selling, general, and administrative expenses	7	(1)	2
Total		$(26)	$ 6	$20

During fiscal 2012, 2011, and 2010, we incurred losses of $33 million, gains of $7 million, and gains of $18 million, respectively, as a result of marking foreign currency derivatives not designated as hedging instruments to fair value. Fiscal 2012 losses, which included losses of $20 million incurred in anticipation of the acquisition of Deutsch, were offset by gains realized as a result of re-measuring certain non-U.S. Dollar-denominated intercompany non-derivative financial instruments to the U.S. Dollar. Gains in fiscal 2011 and 2010 were largely offset by losses realized as a result of re-measuring the underlying assets and liabilities denominated in foreign currencies to primarily the Euro or U.S. Dollar.

15. Fair Value Measurements

ASC 820, *Fair Value Measurements and Disclosures*, specifies a fair value hierarchy based upon the observable inputs utilized in valuation of certain assets and liabilities. Observable inputs (highest level) reflect market data obtained from independent sources, while unobservable inputs (lowest level) reflect internally developed market assumptions. Fair value measurements are classified under the following hierarchy:

- Level 1—Quoted prices in active markets for identical assets and liabilities.
- Level 2—Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
- Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flows methodologies, and similar techniques that use significant unobservable inputs.

15. Fair Value Measurements (Continued)

Financial assets and liabilities recorded at fair value on a recurring basis were as follows:

Description	Fair Value Measurements Using Inputs Considered as			Fair Value
	Level 1	Level 2	Level 3	
	(in millions)			
September 28, 2012:				
Assets:				
Commodity swap contracts	$18	$ —	$—	$ 18
Interest rate swaps and swaptions	—	26	—	26
Investment swap contracts	—	1	—	1
Foreign currency contracts(1)	—	4	—	4
Rabbi trust assets	4	79	—	83
Total assets at fair value	$22	$110	$—	$132
Liabilities:				
Commodity swap contracts	$ 1	$ —	$—	$ 1
Foreign currency contracts(1)	—	3	—	3
Total liabilities at fair value	$ 1	$ 3	$—	$ 4
September 30, 2011:				
Assets:				
Commodity swap contracts	$13	$ —	$—	$ 13
Interest rate swaps and swaptions	—	21	—	21
Foreign currency contracts(1)	—	7	—	7
Rabbi trust assets	5	79	—	84
Total assets at fair value	$18	$107	$—	$125
Liabilities:				
Commodity swap contracts	$14	$ —	$—	$ 14
Interest rate swaps and swaptions	—	21	—	21
Investment swap contracts	—	5	—	5
Foreign currency contracts(1)	—	11	—	11
Total liabilities at fair value	$14	$ 37	$—	$ 51

(1) Contracts are presented gross without regard to any right of offset that exists. See Note 14 for a reconciliation of amounts to the Consolidated Balance Sheets.

The following is a description of the valuation methodologies used for the respective financial assets and liabilities measured at fair value on a recurring basis:

- Commodity swap contracts—Fair value of these assets and liabilities is determined using quoted prices on futures exchanges (level 1).
- Interest rate swaps and swaptions—Fair value of these assets and liabilities is determined based on observable inputs other than quoted prices. The positions are primarily valued using market approach models that use readily observable interest rates as their basis (level 2).

15. Fair Value Measurements (Continued)

- Investment swap contracts—Fair value of these assets is determined based on observable inputs other than quoted prices. The positions are primarily valued using market approach models that use readily observable equity returns as their basis (level 2).
- Foreign currency contracts—Fair value of these assets and liabilities is determined using the market approach. Values are based on observable market transactions of spot and forward currency rates (level 2).
- Rabbi trust assets—Rabbi trust assets are principally comprised of comingled equity funds that are marked to fair value based on unadjusted quoted prices in active markets (level 1) and fixed income securities that are marked to fair value based on quoted market prices or other pricing determinations based on the results of market approach valuation models using observable market data such as recently reported trades, bid and offer information, and benchmark securities (level 2).

The majority of the derivatives that we enter into are valued using over-the-counter quoted market prices for similar instruments. We do not believe that the fair values of these derivative instruments differ materially from the amounts that would be realized upon settlement or maturity.

As of September 28, 2012 and September 30, 2011, we did not have significant financial assets or liabilities that were measured at fair value on a non-recurring basis or non-financial assets or liabilities that were measured at fair value.

During fiscal 2012, we used significant other observable inputs (level 2) to calculate a $28 million impairment charge related to the TE Professional Services business. See Note 4 for additional information. During fiscal 2010, we used significant other observable inputs (level 2) to calculate a $12 million impairment charge related to the Dulmison connectors and fittings product line. See Note 3 for additional information.

Other Financial Instruments

Financial instruments other than derivative instruments include cash and cash equivalents, accounts receivable, accounts payable, and long-term debt. These instruments are recorded on our Consolidated Balance Sheets at book value. For cash and cash equivalents, accounts receivable and accounts payable, we believe book value approximates fair value due to the short-term nature of these instruments. See Note 11 for disclosure of the fair value of long-term debt. The following is a description of the valuation methodologies used for the respective financial instruments:

- Cash and cash equivalents—Cash and cash equivalents are valued at book value, which we consider to be equivalent to unadjusted quoted prices (level 1).
- Accounts receivable—Accounts receivable are valued based on the net value expected to be realized. The net realizable value generally represents an observable contractual agreement (level 2).
- Accounts payable—Accounts payable are valued based on the net value expected to be paid, generally supported by an observable contractual agreement (level 2).
- Long-term debt—The fair value of long-term debt, including both current and non-current maturities, as presented in Note 11, is derived from quoted market prices or other pricing determinations based on the results of market approach valuation models using observable market data such as recently reported trades, bid and offer information, and benchmark securities (level 2).

16. Retirement Plans

Defined Benefit Pension Plans

We have a number of contributory and noncontributory defined benefit retirement plans covering certain of our U.S. and non-U.S. employees, designed in accordance with local customs and practice.

The net periodic pension benefit cost for all U.S. and non-U.S. defined benefit pension plans in fiscal 2012, 2011, and 2010 was as follows:

	U.S. Plans Fiscal			Non-U.S. Plans Fiscal		
	2012	2011	2010	2012	2011	2010
	($ in millions)					
Service cost	$ 7	$ 7	$ 6	$ 51	$ 65	$ 58
Interest cost	51	52	54	76	88	83
Expected return on plan assets	(58)	(63)	(59)	(54)	(59)	(53)
Amortization of net actuarial loss	42	35	33	29	41	29
Other	(1)	—	2	(5)	(4)	(1)
Net periodic pension benefit cost	$ 41	$ 31	$ 36	$ 97	$ 131	$ 116
Weighted-average assumptions used to determine net pension benefit cost during the period:						
Discount rate	4.71%	5.10%	5.85%	4.12%	3.97%	4.59%
Expected return on plan assets	7.10%	7.45%	7.69%	5.43%	5.37%	5.58%
Rate of compensation increase	4.00%	4.00%	4.00%	3.01%	3.50%	3.51%

16. Retirement Plans (Continued)

The following table represents the changes in benefit obligations and plan assets and the net amount recognized on the Consolidated Balance Sheets for all U.S. and non-U.S. defined benefit pension plans at fiscal year end 2012 and 2011:

	U.S. Plans		Non-U.S. Plans	
	Fiscal		Fiscal	
	2012	2011	2012	2011
	($ in millions)			
Change in benefit obligations:				
Benefit obligation at beginning of fiscal year	$1,114	$1,058	$ 1,896	$2,136
Service cost	7	7	51	65
Interest cost	51	52	76	88
Plan amendments	—	—	(2)	(114)
Actuarial loss (gain)	69	61	248	(255)
Benefits and administrative expenses paid	(63)	(64)	(86)	(85)
De-recognition of annuity contracts(1)	—	—	—	(74)
New plans	—	—	47	78
Other	(1)	—	(24)	57
Benefit obligation at end of fiscal year	1,177	1,114	2,206	1,896
Change in plan assets:				
Fair value of plan assets at beginning of fiscal year	851	883	980	1,063
Actual return on plan assets	152	31	101	(7)
Employer contributions	1	1	95	88
De-recognition of annuity contracts(1)	—	—	—	(99)
Benefits and administrative expenses paid	(63)	(64)	(86)	(85)
Other	—	—	28	20
Fair value of plan assets at end of fiscal year	941	851	1,118	980
Funded status	$ (236)	$ (263)	$(1,088)	$ (916)
Amounts recognized on the Consolidated Balance Sheets:				
Other assets	$ —	$ —	$ —	$ 3
Accrued and other current liabilities	(4)	(3)	(18)	(19)
Long-term pension and postretirement liabilities	(232)	(260)	(1,070)	(900)
Net amount recognized	$ (236)	$ (263)	$(1,088)	$ (916)
Weighted-average assumptions used to determine pension benefit obligations at period end:				
Discount rate	3.98%	4.71%	3.31%	4.12%
Rate of compensation increase(2)	—%	4.00%	2.88%	3.01%

(1) During fiscal 2011, we de-recognized certain non-U.S. annuity contracts that represented partial plan settlements.

(2) During fiscal 2012, the sole remaining active U.S. defined benefit pension plan was frozen to new benefit accruals.

16. Retirement Plans (Continued)

The pre-tax amounts recognized in accumulated other comprehensive income for all U.S. and non-U.S. defined benefit pension plans in fiscal 2012 and 2011 were as follows:

	U.S. Plans		Non-U.S. Plans	
	Fiscal		Fiscal	
	2012	2011	2012	2011
	(in millions)			
Change in net loss:				
Unrecognized net loss at beginning of fiscal year	$504	$446	$ 539	$ 717
Current year changes recorded in accumulated other comprehensive income	(24)	93	195	(137)
Amortization reclassified to earnings	(42)	(35)	(29)	(41)
Unrecognized net loss at end of fiscal year	$438	$504	$ 705	$ 539
Change in prior service credits:				
Unrecognized prior service credit at beginning of fiscal year	$ —	$ —	$(120)	$ (4)
Current year changes recorded in accumulated other comprehensive income	—	—	(1)	(121)
Amortization reclassified to earnings	—	—	9	5
Unrecognized prior service credit at end of fiscal year	$ —	$ —	$(112)	$(120)

Unrecognized actuarial losses recorded in accumulated other comprehensive income for non-U.S. defined benefit pension plans in fiscal 2012 are principally the result of declining discount rates. Unrecognized actuarial gains and prior service credits recorded in accumulated other comprehensive income for non-U.S. defined benefit pension plans in fiscal 2011 are principally the result of changes in the rate of compensation increase assumption and a significant plan amendment adopted during fiscal 2011. Amortization of prior service credit is included in other in the above table summarizing the components of net periodic pension benefit cost.

The estimated amortization of actuarial losses from accumulated other comprehensive income into net periodic pension benefit cost for U.S. and non-U.S. defined benefit pension plans in fiscal 2013 is expected to be $36 million and $40 million, respectively. The estimated amortization of prior service credit from accumulated other comprehensive income into net periodic pension benefit cost for non-U.S. defined benefit pension plans in fiscal 2013 is expected to be $9 million; there is no prior service credit associated with U.S. defined benefit pension plans.

In determining the expected return on plan assets, we consider the relative weighting of plan assets by class and individual asset class performance expectations.

The investment strategy for the U.S. pension plans is governed by our investment committee; investment strategies for non-U.S. pension plans are governed locally. Our investment strategy for our pension plans is to manage the plans on a going concern basis. Current investment policy is to achieve a reasonable return on assets, subject to a prudent level of portfolio risk, for the purpose of enhancing the security of benefits for participants. Projected returns are based primarily on pro forma asset allocation, expected long-term returns, and forward-looking estimates of active portfolio and investment management.

16. Retirement Plans (Continued)

During fiscal 2012, our investment committee made the decision to change the target asset allocation of the U.S. plans' master trust from 30% equity and 70% fixed income to 10% equity and 90% fixed income in an effort to better protect the funded status of the U.S. plans' master trust. Asset reallocation will continue over a multi-year period based on the funded status of the U.S. plans' master trust and market conditions. We expect to reach our target allocation when the funded status of the U.S. plans' master trust, as determined by the Pension Protection Act of 2006 (the "Pension Act"), will be over 100%. Based on the Pension Act definition of funded status, our target asset allocation at September 28, 2012 is 35% equity and 65% fixed income.

Target weighted-average asset allocations and weighted-average asset allocations for U.S. and non-U.S. pension plans at fiscal year end 2012 and 2011 were as follows:

	U.S. Plans			Non-U.S. Plans		
	Target	Fiscal 2012	Fiscal 2011	Target	Fiscal 2012	Fiscal 2011
Asset Category:						
Equity securities	10%	38%	35%	41%	41%	44%
Debt securities	90	62	63	37	37	38
Insurance contracts and other investments	—	—	2	20	20	16
Real estate investments	—	—	—	2	2	2
Total	100%	100%	100%	100%	100%	100%

Our common shares are not a direct investment of our pension funds; however, the pension funds may indirectly include our shares. The aggregate amount of our common shares would not be considered material relative to the total pension fund assets.

Our funding policy is to make contributions in accordance with the laws and customs of the various countries in which we operate as well as to make discretionary voluntary contributions from time to time. We anticipate that, at a minimum, we will make the minimum required contributions to our pension plans in fiscal 2013 of $4 million to U.S. plans and $97 million to non-U.S. plans.

Benefit payments, which reflect future expected service, as appropriate, are expected to be paid as follows:

	U.S. Plans	Non-U.S. Plans
	(in millions)	
Fiscal 2013	$ 65	$ 73
Fiscal 2014	61	85
Fiscal 2015	64	78
Fiscal 2016	65	87
Fiscal 2017	66	88
Fiscal 2018-2022	349	518

16. Retirement Plans (Continued)

The accumulated benefit obligation for all U.S. and non-U.S. plans as of fiscal year end 2012 and 2011 was as follows:

	U.S. Plans		Non-U.S. Plans	
	Fiscal		Fiscal	
	2012	2011	2012	2011
	(in millions)			
Accumulated benefit obligation	$1,177	$1,113	$2,004	$1,725

The accumulated benefit obligation and fair value of plan assets for U.S. and non-U.S. pension plans with accumulated benefit obligations in excess of plan assets at fiscal year end 2012 and 2011 were as follows:

	U.S. Plans		Non-U.S. Plans	
	Fiscal		Fiscal	
	2012	2011	2012	2011
	(in millions)			
Accumulated benefit obligation	$1,177	$1,113	$1,916	$1,649
Fair value of plan assets	941	851	1,012	886

The projected benefit obligation and fair value of plan assets for U.S. and non-U.S. pension plans with projected benefit obligations in excess of plan assets at fiscal year end 2012 and 2011 were as follows:

	U.S. Plans		Non-U.S. Plans	
	Fiscal		Fiscal	
	2012	2011	2012	2011
	(in millions)			
Projected benefit obligation	$1,177	$1,114	$2,206	$1,862
Fair value of plan assets	941	851	1,118	942

We value our pension assets based on the fair value hierarchy of ASC 820, *Fair Value Measurements and Disclosures*. Details of the fair value hierarchy are described in Note 15. The

16. Retirement Plans (Continued)

following table presents our defined benefit pension plans' asset categories and their associated fair value within the fair value hierarchy at fiscal year end 2012 and 2011:

	U.S. Plans				Non-U.S. Plans			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(in millions)							
September 28, 2012:								
Equity:								
Equity securities:								
U.S. equity securities[1]	$176	$ —	$—	$176	$ 67	$ —	$—	$ 67
Non-U.S. equity securities[1]	165	—	—	165	168	—	—	168
Commingled equity funds[2]	—	—	—	—	—	49	—	49
Fixed income:								
Government bonds[3]	—	89	—	89	—	199	—	199
Corporate bonds[4]	—	488	—	488	—	128	—	128
Commingled bond fund[5]	—	—	—	—	—	272	—	272
Real estate investments[6]	—	—	—	—	—	—	19	19
Insurance contracts[7]	—	—	—	—	—	86	—	86
Other[8]	—	14	—	14	1	60	48	109
Subtotal	$341	$591	$—	932	$236	$794	$67	1,097
Items to reconcile to fair value of plan assets[9]				9				21
Fair value of plan assets				$941				$1,118
September 30, 2011:								
Equity:								
Equity securities:								
U.S. equity securities[1]	$145	$ —	$—	$145	$ 43	$ —	$—	$ 43
Non-U.S. equity securities[1]	152	—	—	152	61	—	—	61
Commingled equity funds[2]	—	—	—	—	—	327	—	327
Fixed income:								
Government bonds[3]	—	73	—	73	—	134	—	134
Corporate bonds[4]	—	459	—	459	—	104	—	104
Commingled bond fund[5]	—	—	—	—	—	130	—	130
Real estate investments[5]	—	—	—	—	—	—	20	20
Insurance contracts[7]	—	—	—	—	—	85	—	85
Other[8]	—	12	—	12	—	21	34	55
Subtotal	$297	$544	$—	841	$104	$801	$54	959
Items to reconcile to fair value of plan assets[9]				10				21
Fair value of plan assets				$851				$ 980

(1) U.S. and non-U.S. equity securities are valued at the closing price reported on the stock exchange on which the individual securities are traded.

16. Retirement Plans (Continued)

(2) Commingled equity funds are pooled investments in multiple equity-type securities. Fair value is calculated as the closing price of the underlying investments, an observable market condition, divided by the number of shares of the fund outstanding.

(3) Government bonds are marked to fair value based on quoted market prices or market approach valuation models using observable market data such as quotes, spreads, and data points for yield curves.

(4) Corporate bonds are marked to fair value based on quoted market prices or market approach valuation models using observable market data such as quotes, spreads, and data points for yield curves.

(5) Commingled bond funds are pooled investments in multiple debt-type securities. Fair value is calculated as the closing price of the underlying investments, an observable market condition, divided by the number of shares of the fund outstanding.

(6) Real estate investments include investments in commingled real estate funds. The investments are valued at their net asset value which is calculated using unobservable inputs that are supported by little or no market activity.

(7) Insurance contracts are valued using cash surrender value, or face value of the contract if a cash surrender value is unavailable. These values represent the amount that the plan would receive on termination of the underlying contract.

(8) Other investments are primarily comprised of derivatives, short-term investments, hedge funds, and structured products such as collateralized obligations and mortgage- and asset-backed securities. Derivatives, short-term investments, and structured products are marked to fair value using models that are supported by observable market based data (level 2). Hedge funds are valued at their net asset value which is calculated using unobservable inputs that are supported by little or no market activity (level 3).

(9) Items to reconcile to fair value of plan assets include amounts receivable for securities sold, amounts payable for securities purchased, and any cash balances, considered to be carried at book value, that are held in the plans.

The following table sets forth a summary of changes in the fair value of Level 3 assets contained in the non-U.S. plans during fiscal 2012 and 2011:

	Real Estate	Hedge Funds
	(in millions)	
Balance at September 24, 2010	$18	$—
Return on assets held at end of year	1	(1)
Purchases, sales, and settlements, net	1	35
Balance at September 30, 2011	20	34
Return on assets held at end of year	(1)	2
Purchases, sales, and settlements, net	—	12
Balance at September 28, 2012	$19	$48

Defined Contribution Retirement Plans

We maintain several defined contribution retirement plans, the most significant of which is located in the U.S. These plans include 401(k) matching programs, as well as qualified and nonqualified profit sharing and share bonus retirement plans. Expense for the defined contribution plans is computed as a percentage of participants' compensation and was $61 million, $65 million, and $56 million for fiscal 2012, 2011, and 2010, respectively.

16. Retirement Plans (Continued)

Deferred Compensation Plans and Rabbi Trusts

We maintain nonqualified deferred compensation plans, which permit eligible employees to defer a portion of their compensation. A record keeping account is set up for each participant and the participant chooses from a variety of measurement funds for the deemed investment of their accounts. The measurement funds correspond to a number of funds in our 401(k) plans and the account balance fluctuates with the investment returns on those funds. Total deferred compensation liabilities were $83 million and $67 million at fiscal year end 2012 and 2011, respectively. See Note 14 for additional information regarding our risk management strategy related to deferred compensation liabilities.

Additionally, we have established rabbi trusts, related to certain acquired companies, through which the assets may be used to pay non-qualified plan benefits. The trusts primarily hold bonds and equities. The rabbi trust assets are subject to the claims of our creditors in the event of our insolvency; plan participants are general creditors of ours with respect to these benefits. The value of the assets held by these trusts, included in other assets on the Consolidated Balance Sheets, was $83 million and $84 million at fiscal year end 2012 and 2011, respectively. Total liabilities related to the assets held by the rabbi trust and reflected on the Consolidated Balance Sheets were $17 million and $18 million at fiscal year end 2012 and 2011, respectively, and include certain deferred compensation liabilities (referred to above), split dollar life insurance policy liabilities, and an unfunded pension plan in the U.S. Plan participants are general creditors of ours with respect to these benefits.

Postretirement Benefit Plans

In addition to providing pension and 401(k) benefits, we also provide certain health care coverage continuation for qualifying retirees from the date of retirement to age 65.

Net periodic postretirement benefit cost was $3 million in each of fiscal 2012, 2011, and 2010 and consisted primarily of service and interest costs. The weighted-average assumptions used to determine net postretirement benefit cost in fiscal 2012, 2011, and 2010 were as follows:

	Fiscal		
	2012	**2011**	**2010**
Discount rate	5.00%	4.95%	6.05%
Rate of compensation increase	4.00%	4.00%	4.00%

The accrued postretirement benefit obligations were $55 million and $47 million at fiscal year end 2012 and 2011, respectively. The fair value of plan assets was $3 million at both fiscal year end 2012 and 2011. The underfunded status of the postretirement benefit plans was primarily included in long-term pension and postretirement liabilities on the Consolidated Balance Sheets. The weighted-average assumptions used to determine postretirement benefit obligations at fiscal year end 2012 and 2011 were as follows:

	Fiscal	
	2012	**2011**
Discount rate	3.85%	5.00%
Rate of compensation increase	3.35%	4.00%

16. Retirement Plans (Continued)

Unrecognized prior service costs and actuarial losses of $11 million and $5 million at fiscal year end 2012 and 2011, respectively, were recorded in accumulated other comprehensive income. Amortization of these balances into net periodic postretirement benefit cost is expected to be insignificant in fiscal 2013.

Our investment strategy for our postretirement benefit plans is to achieve a reasonable return on assets, subject to a prudent level of portfolio risk. The plan is invested in debt securities, which are considered level 2 in the fair value hierarchy, and equity securities, which are considered level 1 in the fair value hierarchy, and targets an allocation of 50% in each category.

We anticipate that we will make contributions of $2 million to our postretirement benefit plans in fiscal 2013.

Benefit payments, which reflect future expected service, as appropriate, are expected to be $3 million annually from fiscal 2013 through fiscal 2017 and $14 million in total from fiscal 2018 through fiscal 2022. Health care cost trend assumptions used to determine postretirement benefit obligations are as follows:

	Fiscal	
	2012	2011
Health care cost trend rate assumed for next fiscal year	7.51%	7.74%
Rate to which the cost trend rate is assumed to decline	4.50%	4.50%
Fiscal year the ultimate trend rate is achieved	2029	2029

A one-percentage point change in assumed healthcare cost trend rates would have the following effects:

	One Percentage Point Increase	One Percentage Point Decrease
	(in millions)	
Effect on total of service and interest cost	$—	$—
Effect on postretirement benefit obligation	6	(5)

17. Income Taxes

Our operations are conducted through our various subsidiaries in a number of countries throughout the world. We have provided for income taxes based upon the tax laws and rates in the countries in which our operations are conducted and income and loss from operations is subject to taxation.

Significant components of the income tax provision for fiscal 2012, 2011, and 2010 were as follows:

	Fiscal		
	2012	2011	2010
	(in millions)		
Current:			
United States:			
Federal	$ 92	$ 50	$ 343
State	11	20	45
Non-U.S.	194	174	59
Current income tax provision	297	244	447
Deferred:			
United States:			
Federal	(50)	55	36
State	4	—	7
Non-U.S.	(2)	48	(14)
Deferred income tax provision	(48)	103	29
Provision for income taxes	$ 249	$ 347	$ 476

The U.S. and non-U.S. components of income from continuing operations before income taxes for fiscal 2012, 2011, and 2010 were as follows:

	Fiscal		
	2012	2011	2010
	(in millions)		
U.S.(1)	$ (96)	$ 134	$ 87
Non-U.S.(1)	1,511	1,441	1,407
Income from continuing operations before income taxes	$1,415	$1,575	$1,494

(1) During fiscal 2012, we reclassified fiscal 2011 and 2010 amounts previously reported to reflect intercompany transactions consistent with the current year presentation.

17. Income Taxes (Continued)

The reconciliation between U.S. federal income taxes at the statutory rate and provision for income taxes on continuing operations for fiscal 2012, 2011, and 2010 was as follows:

	Fiscal		
	2012	2011	2010
	(in millions)		
Notional U.S. federal income tax provision at the statutory rate	$ 495	$ 551	$ 523
Adjustments to reconcile to the income tax provision:			
U.S. state income tax provision, net	10	13	33
Other income—Tax Sharing Agreement	(18)	(9)	(62)
Tax law changes	21	(4)	(1)
Tax credits	(9)	(9)	(2)
Non-U.S. net earnings[1]	(225)	(253)	(253)
Nondeductible charges	3	14	16
Change in accrued income tax liabilities	95	30	267
Valuation allowance	(107)	1	(64)
Other	(16)	13	19
Provision for income taxes	$ 249	$ 347	$ 476

(1) Excludes asset impairments, nondeductible charges, and other items which are broken out separately in the table.

The tax provision for fiscal 2012 reflects income tax benefits recognized in connection with profitability in certain entities operating in lower tax rate jurisdictions. In addition, the provision for fiscal 2012 reflects an income tax benefit of $107 million recognized in connection with a reduction in the valuation allowance associated with tax loss carryforwards in certain non-U.S. locations partially offset by accruals of interest related to uncertain tax positions.

The tax provision for fiscal 2011 reflects income tax benefits recognized in connection with profitability in certain entities operating in lower tax rate jurisdictions partially offset by accruals of interest related to uncertain tax positions. In addition, the tax provision for fiscal 2011 reflects income tax benefits of $35 million associated with the completion of fieldwork and the settlement of certain U.S. tax matters.

The tax provision for fiscal 2010 reflects charges of $307 million primarily associated with certain proposed adjustments to prior year income tax returns and related accrued interest partially offset by income tax benefits of $101 million recognized in connection with the completion of certain non-U.S. audits of prior year income tax returns. The charges of $307 million and the income tax benefits of $101 million are reflected in change in accrued income tax liabilities in fiscal 2010 in the reconciliation above. In addition, the provision for fiscal 2010 reflects an income tax benefit of $72 million recognized in connection with a reduction in the valuation allowance associated with tax loss carryforwards in certain non-U.S. locations.

17. Income Taxes (Continued)

Deferred income taxes result from temporary differences between the amount of assets and liabilities recognized for financial reporting and tax purposes. The components of the net deferred income tax asset at fiscal year end 2012 and 2011 were as follows:

	Fiscal	
	2012	2011
	(in millions)	
Deferred tax assets:		
Accrued liabilities and reserves	$ 270	$ 277
Tax loss and credit carryforwards	3,382	3,569
Inventories	54	48
Pension and postretirement benefits	331	316
Deferred revenue	15	14
Interest	342	312
Unrecognized income tax benefits	469	455
Other	22	33
	4,885	5,024
Deferred tax liabilities:		
Intangible assets	(764)	(527)
Property, plant, and equipment	(101)	(91)
Other	(85)	(84)
	(950)	(702)
Net deferred tax asset before valuation allowance	3,935	4,322
Valuation allowance	(1,719)	(1,921)
Net deferred tax asset	$ 2,216	$ 2,401

Tax loss and credit carryforwards decreased due primarily to the utilization of operating loss carryforwards in fiscal 2012. Further, intangible assets increased primarily due to our acquisition of Deutsch and the valuation allowance decreased due to the recognition of net operating loss carryforwards in certain non-U.S. locations.

At fiscal year end 2012, we had approximately $1,605 million of U.S. federal and $140 million of U.S. state net operating loss carryforwards (tax effected) which will expire in future years through 2032. In addition, at fiscal year end 2012, we had approximately $157 million of U.S. federal tax credit carryforwards, of which $43 million have no expiration and $114 million will expire in future years through 2032, and $42 million of U.S. state tax credits carryforwards which will expire in future years through 2027. At fiscal year end 2012, we also had $70 million of U.S. federal capital loss carryforwards (tax effected) expiring through 2017.

At fiscal year end 2012, we had approximately $1,333 million of net operating loss carryforwards (tax effected) in certain non-U.S. jurisdictions, of which $1,170 million have no expiration and $163 million will expire in future years through 2032. Also, at fiscal year end 2012, there were $2 million of non-U.S. tax credit carryforwards which have no expiration. In addition, $33 million of non-U.S. capital loss carryforwards (tax effected) have no expiration.

17. Income Taxes (Continued)

The valuation allowance for deferred tax assets of $1,719 million and $1,921 million at fiscal year end 2012 and 2011, respectively, relates principally to the uncertainty of the utilization of certain deferred tax assets, primarily tax loss, capital loss, and credit carryforwards in various jurisdictions. We believe that we will generate sufficient future taxable income to realize the income tax benefits related to the remaining net deferred tax assets on our Consolidated Balance Sheet. The valuation allowance was calculated in accordance with the provisions of ASC 740, *Income Taxes*, which require that a valuation allowance be established or maintained when it is more likely than not that all or a portion of deferred tax assets will not be realized. At fiscal year end 2012, approximately $68 million of the valuation allowance relates to share-based compensation and will be recorded to equity if certain net operating losses and tax credit carryforwards are utilized.

The calculation of our tax liabilities includes estimates for uncertainties in the application of complex tax regulations across multiple global jurisdictions where we conduct our operations. Under the uncertain tax position provisions of ASC 740, we recognize liabilities for tax and related interest for issues in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes and related interest will be due. These tax liabilities and related interest are reflected net of the impact of related tax loss carryforwards as such tax loss carryforwards will be applied against these tax liabilities and will reduce the amount of cash tax payments due upon the eventual settlement with the tax authorities. These estimates may change due to changing facts and circumstances; however, due to the complexity of these uncertainties, the ultimate resolution may result in a settlement that differs from our current estimate of the tax liabilities and related interest. Further, management has reviewed with tax counsel the issues raised by certain taxing authorities and the adequacy of these recorded amounts. If our current estimate of tax and interest liabilities is less than the ultimate settlement, an additional charge to income tax expense may result. If our current estimate of tax and interest liabilities is more than the ultimate settlement, income tax benefits may be recognized.

We have provided income taxes for earnings that are currently distributed as well as the taxes associated with several subsidiaries' earnings that are expected to be distributed in fiscal 2013. No additional provision has been made for U.S. or non-U.S. income taxes on the undistributed earnings of subsidiaries or for unrecognized deferred tax liabilities for temporary differences related to basis differences in investments in subsidiaries, as such earnings are expected to be permanently reinvested, the investments are essentially permanent in duration, or we have concluded that no additional tax liability will arise as a result of the distribution of such earnings. As of September 28, 2012, certain subsidiaries had approximately $18 billion of undistributed earnings that we intend to permanently reinvest. A liability could arise if our intention to permanently reinvest such earnings were to change and amounts are distributed by such subsidiaries or if such subsidiaries are ultimately disposed. It is not practicable to estimate the additional income taxes related to permanently reinvested earnings or the basis differences related to investments in subsidiaries.

Uncertain Tax Position Provisions of ASC 740

As of September 28, 2012, we had total unrecognized income tax benefits of $1,795 million. If recognized in future periods, $1,714 million of these currently unrecognized income tax benefits would impact the income tax provision and effective tax rate. As of September 30, 2011, we had total unrecognized income tax benefits of $1,783 million. If recognized in future periods, $1,684 million of

17. Income Taxes (Continued)

these unrecognized income tax benefits would impact the income tax provision and effective tax rate. The following table summarizes the activity related to unrecognized income tax benefits:

	Fiscal		
	2012	2011	2010
	(in millions)		
Balance at beginning of fiscal year	$1,783	$1,689	$1,799
Additions related to prior periods tax positions	41	123	104
Reductions related to prior periods tax positions	(36)	(98)	(205)
Additions related to current period tax positions	31	43	24
Acquisitions	7	45	—
Settlements	(12)	(3)	(31)
Reductions due to lapse of applicable statute of limitations	(19)	(16)	(2)
Balance at end of fiscal year	$1,795	$1,783	$1,689

We record accrued interest as well as penalties related to uncertain tax positions as part of the provision for income taxes. As of September 28, 2012, we had recorded $1,335 million of accrued interest and penalties related to uncertain tax positions on the Consolidated Balance Sheet of which $1,299 million was recorded in income taxes and $36 million was recorded in accrued and other current liabilities. During fiscal 2012, 2011, and 2010, we recognized $95 million, $86 million, and $231 million, respectively, of expense related to interest and penalties on the Consolidated Statements of Operations. As of September 30, 2011, the balance of accrued interest and penalties was $1,287 million of which $1,154 million was recorded in income taxes and $133 million was recorded in accrued and other current liabilities.

During fiscal 2007, the IRS concluded its field examination of certain of Tyco International's U.S. federal income tax returns for the years 1997 through 2000. Tyco International appealed certain proposed tax adjustments for the years 1997 through 2000 and has resolved all but one of the matters associated with the proposed adjustments. During fiscal 2011, the IRS completed its field examination of certain Tyco International income tax returns for the years 2001 through 2004 and issued Revenue Agent Reports which reflect the IRS' determination of proposed tax adjustments for the 2001 through 2004 period. Also, during fiscal 2011 the IRS commenced its audit of certain Tyco International income tax returns for the years 2005 through 2007. During fiscal 2012, the IRS commenced its audit of our income tax returns for the years 2008 through 2010. See Note 13 for additional information regarding the status of IRS examinations.

We file income tax returns on a combined, unitary, or stand-alone basis in multiple state and local jurisdictions, which generally have statutes of limitations ranging from 3 to 4 years. Various state and local income tax returns are currently in the process of examination or administrative appeal.

Our non-U.S. subsidiaries file income tax returns in the countries in which they have operations. Generally, these countries have statutes of limitations ranging from 3 to 10 years. Various non-U.S. subsidiary income tax returns are currently in the process of examination by taxing authorities.

17. Income Taxes (Continued)

As of September 28, 2012, under applicable statutes, the following tax years remained subject to examination in the major tax jurisdictions indicated:

Jurisdiction	Open Years
Belgium	2010 through 2012
Brazil	2007 through 2012
Canada	2002 and 2004 through 2012
China	2002 through 2012
Czech Republic	2009 through 2012
France	2009 through 2012
Germany	2007 through 2012
Hong Kong	2006 through 2012
India	2005 through 2012
Italy	2007 through 2012
Japan	2006 through 2012
Korea	2007 through 2012
Luxembourg	2007 through 2012
Netherlands	2007 through 2012
Portugal	2008 through 2012
Singapore	2005 through 2012
Spain	2008 through 2012
Switzerland	2009 through 2012
United Kingdom	2010 through 2012
United States, federal and state and local	1997 through 2012

In most jurisdictions, taxing authorities retain the ability to review prior tax years and to adjust any net operating loss and tax credit carryforwards from these years that are utilized in a subsequent period.

Although it is difficult to predict the timing or results of certain pending examinations, it is our understanding that Tyco International has now resolved all but one of the matters associated with the proposed tax adjustments for the years 1997 through 2000, and in October 2012, the IRS issued special agreement Forms 870-AD concluding its audit of all tax matters for the period 1997 through 2000, excluding one issue that remains in dispute. While the ultimate resolution is uncertain, based upon the receipt of Forms 870-AD and the anticipated lapse of certain statutes of limitations in fiscal 2013, we estimate that up to approximately $250 million of unrecognized income tax benefits, excluding the impacts relating to accrued interest and penalties, could be resolved within the next twelve months.

We are not aware of any other matters that would result in significant changes to the amount of unrecognized income tax benefits reflected on the Consolidated Balance Sheet as of September 28, 2012.

18. Other Income, Net

In fiscal 2012, 2011, and 2010, we recorded net other income of $50 million, $27 million, and $177 million, respectively, primarily consisting of income pursuant to the Tax Sharing Agreement with

18. Other Income, Net (Continued)

Tyco International and Covidien. See Note 12 for further information regarding the Tax Sharing Agreement.

The income in fiscal 2011 is net of other expense of $14 million recorded in connection with the completion of fieldwork and the settlement of certain U.S. tax matters. See additional information in Note 13.

The income in fiscal 2010 reflects a net increase to the receivable from Tyco International and Covidien primarily related to certain proposed adjustments to prior period income tax returns and related accrued interest, partially offset by a decrease related to the completion of certain non-U.S. audits of prior year income tax returns.

19. Earnings Per Share

Basic earnings per share attributable to TE Connectivity Ltd. is computed by dividing net income attributable to TE Connectivity Ltd. by the basic weighted-average number of common shares outstanding. Diluted earnings per share attributable to TE Connectivity Ltd. is computed by dividing net income attributable to TE Connectivity Ltd. by the weighted-average number of common shares outstanding adjusted for potentially dilutive unexercised share options and non-vested restricted share awards. The following table sets forth the denominators of the basic and diluted earnings per share computations:

	Fiscal		
	2012	2011	2010
	(in millions)		
Weighted-average shares outstanding:			
Basic	426	438	453
Dilutive share options and restricted share awards	4	5	4
Diluted	430	443	457

Certain share options were not included in the computation of diluted earnings per share because the instruments' underlying exercise prices were greater than the average market prices of our common shares and inclusion would be antidilutive. Share options not included in the computation totaled 12 million, 13 million, and 16 million for fiscal 2012, 2011, and 2010, respectively.

20. Equity

Common Shares

We are organized under the laws of Switzerland. The rights of holders of our shares are governed by Swiss law, our Swiss articles of association, and our Swiss organizational regulations.

Subject to certain conditions specified in our articles of association, we are authorized to increase our share capital by issuing new shares in aggregate not exceeding 50% of our authorized shares. In March 2011, our shareholders reapproved and extended through March 9, 2013 our board of directors' authorization to issue additional new shares, subject to certain conditions specified in the articles, in aggregate not exceeding 50% of the amount of our authorized shares. Although we state our par value

20. Equity (Continued)

in Swiss Francs ("CHF"), we continue to use the U.S. Dollar as our reporting currency on our Consolidated Financial Statements.

Common Shares Held in Treasury

At September 28, 2012, approximately 16 million common shares were held in treasury, of which 11 million were owned by one of our subsidiaries. At September 30, 2011, approximately 39 million common shares were held in treasury, of which 15 million were owned by one of our subsidiaries. Shares held both directly by us and by our subsidiary are presented as treasury shares on the Consolidated Balance Sheets.

In March 2012, our shareholders approved the cancellation of 23,988,560 shares purchased under our share repurchase program during the period from December 25, 2010 to December 30, 2011. The capital reduction by cancellation of these shares was subject to a notice period and filing with the commercial register and became effective in May 2012.

In March 2011, our shareholders approved the cancellation of 5,134,890 shares purchased under our share repurchase program during the period from July 27, 2010 to December 24, 2010. The capital reduction by cancellation of these shares was subject to a notice period and filing with the commercial register and became effective in May 2011.

Contributed Surplus

Contributed surplus established for Swiss tax and statutory purposes ("Swiss Contributed Surplus"), subject to certain conditions, is a freely distributable reserve.

Distributions to shareholders from Swiss Contributed Surplus are free from withholding tax. During fiscal 2012, we received a favorable outcome from the Swiss tax authorities related to the classification of Swiss Contributed Surplus that confirms our presentation of Swiss Contributed Surplus as a free reserve on our statutory Swiss balance sheet. As of September 28, 2012 and September 30, 2011, Swiss Contributed Surplus was $8,940 million (equivalent to CHF 9,745 million).

Dividends and Distributions to Shareholders

Under Swiss law, subject to certain conditions, distributions to shareholders made in the form of a reduction of registered share capital or from reserves from capital contributions (equivalent to Swiss Contributed Surplus) are exempt from Swiss withholding tax. See "Contributed Surplus" for additional information regarding our ability to make distributions free from withholding tax from contributed surplus. Distributions or dividends on our shares must be approved by our shareholders.

In October 2009, our shareholders approved a cash distribution to shareholders in the form of a capital reduction to the par value of our common shares of CHF 0.34 (equivalent to $0.32) per share, payable in two equal installments in the first and second quarters of fiscal 2010. We paid the first and second installments of the distribution at a rate of $0.16 per share during each of the quarters ended December 25, 2009 and March 26, 2010. These capital reductions reduced the par value of our common shares from CHF 2.43 (equivalent to $2.24) to CHF 2.09 (equivalent to $1.92).

In March 2010, our shareholders approved a cash distribution to shareholders in the form of a capital reduction to the par value of our common shares of CHF 0.72 (equivalent to $0.64) per share,

20. Equity (Continued)

payable in four equal quarterly installments beginning in the third quarter of fiscal 2010 through the second quarter of fiscal 2011. We paid the installments of the distribution at a rate of $0.16 per share during each of the quarters ended June 25, 2010, September 24, 2010, December 24, 2010, and March 25, 2011. These capital reductions reduced the par value of our common shares from CHF 2.09 (equivalent to $1.92) to CHF 1.37 (equivalent to $1.28).

In March 2011, our shareholders approved a dividend payment to shareholders of CHF 0.68 (equivalent to $0.72) per share out of contributed surplus, payable in four equal quarterly installments beginning in the third quarter of fiscal 2011 through the second quarter of fiscal 2012. We paid the installments of the dividend at a rate of $0.18 per share during each of the quarters ended June 24, 2011, September 30, 2011, December 30, 2011, and March 30, 2012.

In March 2012, our shareholders approved a cash distribution to shareholders in the form of a capital reduction to the par value of our common shares of CHF 0.80 (equivalent to $0.84) per share, payable in four equal quarterly installments beginning in the third quarter of fiscal 2012 through the second quarter of fiscal 2013. We paid the first and second installments of the distribution at a rate of $0.21 per share during each of the quarters ended June 29, 2012 and September 28, 2012. These capital reductions reduced the par value of our common shares from CHF 1.37 (equivalent to $1.28) to CHF 0.97 (equivalent to $0.86).

Upon approval by the shareholders of a dividend payment or cash distribution in the form of a capital reduction, we record a liability with a corresponding charge to contributed surplus or common shares. At September 28, 2012 and September 30, 2011, the unpaid portion of the dividends and distributions recorded in accrued and other current liabilities on the Consolidated Balance Sheets totaled $178 million and $153 million, respectively.

Share Repurchase Program

During fiscal 2011, our board of directors authorized a $2,250 million increase in the share repurchase authorization. We repurchased approximately 6 million of our common shares for $194 million, approximately 25 million of our common shares for $867 million, and approximately 18 million of our common shares for $488 million during fiscal 2012, 2011, and 2010, respectively. At September 28, 2012, we had $1,307 million of availability remaining under our share repurchase authorization.

21. Accumulated Other Comprehensive Income

The components of accumulated other comprehensive income were as follows:

	Currency Translation(1)	Unrecognized Pension and Postretirement Benefit Costs	Gain (Loss) on Cash Flow Hedges	Accumulated Other Comprehensive Income
		(in millions)		
Balance at September 25, 2009	$1,124	$(634)	$(35)	$ 455
Pre-tax current period change	(84)	(197)	6	(275)
Income tax (expense) benefit	—	67	(1)	66
Balance at September 24, 2010	1,040	(764)	(30)	246
Pre-tax current period change	50	238	(21)	267
Income tax (expense) benefit	—	(86)	1	(85)
Balance at September 30, 2011	1,090	(612)	(50)	428
Pre-tax current period change	(131)	(114)	24	(221)
Income tax (expense) benefit	—	26	(4)	22
Balance at September 28, 2012	$ 959	$(700)	$(30)	$ 229

(1) Includes hedges of net investment foreign exchange gains or losses which offset foreign exchange gains or losses attributable to the translation of the net investments.

22. Share Plans

Significantly all equity awards (restricted share awards and share options) granted by us subsequent to separation were granted under the TE Connectivity Ltd. 2007 Stock and Incentive Plan, as amended and restated (the "2007 Plan"). The 2007 Plan is administered by the management development and compensation committee of our board of directors, which consists exclusively of independent directors and provides for the award of share options, annual performance bonuses, long-term performance awards, restricted units, deferred stock units, and other share-based awards (collectively, "Awards"). On March 7, 2012, our shareholders approved an increase of 20 million shares to the number of shares available for awards under the 2007 Plan. As of September 28, 2012, the 2007 Plan provided for a maximum of 60 million common shares to be issued as Awards, subject to adjustment as provided under the terms of the 2007 Plan. Subsequent to the acquisition of ADC, we registered an additional 7 million shares related to ADC equity incentive plans, of which the ADC 2010 Global Stock Incentive Plan was the primary plan. During fiscal 2012, the ADC 2010 Global Stock Incentive Plan was renamed the TE Connectivity Ltd. 2010 Stock and Incentive Plan. Both the 2007 Plan and the acquired ADC plans allow for the use of authorized but unissued shares or treasury shares to be used to satisfy such awards. As of September 28, 2012, we had 27 million shares available under the 2007 Plan and 4 million shares available under the acquired ADC plans.

Share-Based Compensation Expense

Share-based compensation expense during fiscal 2012, 2011, and 2010 totaled $68 million, $71 million, and $61 million, respectively. These expenses were primarily included in selling, general, and administrative expenses on the Consolidated Statements of Operations. We have recognized a

22. Share Plans (Continued)

related tax benefit associated with our share-based compensation arrangements of $21 million, $22 million, and $19 million in fiscal 2012, 2011, and 2010, respectively.

Restricted Share Awards

Restricted share awards, which are generally in the form of restricted share units, are granted subject to certain restrictions. Conditions of vesting are determined at the time of grant. All restrictions on an award will lapse upon death or disability of the employee. If the employee satisfies retirement or normal retirement requirements, all or a portion of the award may vest, depending on the terms and conditions of the particular grant. Recipients of restricted units have no voting rights, but do receive dividend equivalents. For grants that vest based on certain specified performance criteria, the fair value of the shares or units is expensed over the period of performance, once achievement of criteria is deemed probable. For grants that vest through passage of time, the fair value of the award at the time of the grant is amortized to expense over the period of vesting. The fair value of restricted share awards is determined based on the closing value of our shares on the grant date. Restricted share awards generally vest in increments over a period of four years as determined by the management development and compensation committee.

A summary of restricted share award activity during fiscal 2012 is presented below:

	Shares	Weighted-Average Grant-Date Fair Value
Non-vested at September 30, 2011	5,022,839	$26.48
Granted	1,909,416	34.63
Vested	(1,708,589)	24.49
Forfeited	(637,672)	30.22
Non-vested at September 28, 2012	4,585,994	$30.09

The weighted-average grant-date fair value of restricted share awards granted during fiscal 2012, 2011, and 2010 was $34.63, $34.14, and $24.85, respectively.

As of September 28, 2012, there was $82 million of unrecognized compensation cost related to non-vested restricted share awards. The cost is expected to be recognized over a weighted-average period of 1.5 years.

Share Options

Share options are granted to purchase our common shares at prices which are equal to or greater than the market price of the common shares on the date the option is granted. Conditions of vesting are determined at the time of grant. All restrictions on the award will lapse upon death or disability of the employee. If the employee satisfies retirement or normal retirement requirements, all or a portion of the award may vest, depending on the terms and conditions of the particular grant. Options generally vest and become exercisable in equal annual installments over a period of four years and expire 10 years after the date of grant.

22. Share Plans (Continued)

A summary of share option award activity during fiscal 2012 is presented below:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
			(in years)	(in millions)
Outstanding at September 30, 2011	21,920,451	$31.94		
Granted	3,405,700	34.49		
Exercised	(2,435,477)	23.66		
Expired	(1,693,281)	45.99		
Forfeited	(644,704)	30.00		
Outstanding at September 28, 2012	20,552,689	$32.25	5.5	$83
Vested and non-vested expected to vest at September 28, 2012	20,074,891	$32.31	5.5	$81
Exercisable at September 28, 2012	12,903,353	$33.63	3.9	$50

The weighted-average exercise price of share option awards granted during fiscal 2012, 2011, and 2010 were $34.49, $33.86, and $24.72, respectively.

As of September 28, 2012, there was $41 million of unrecognized compensation cost related to non-vested share options granted under our share option plans. The cost is expected to be recognized over a weighted-average period of 1.6 years.

At acquisition, all share options and stock appreciation right ("SAR") awards related to ADC were converted into share options and SARs related to our common shares. See Note 5 for additional information regarding the conversion of ADC share options and SARs.

Share-Based Compensation Assumptions

The grant-date fair value of each share option grant was estimated using the Black-Scholes-Merton option pricing model. Use of a valuation model requires management to make certain assumptions with respect to selected model inputs. Expected share price volatility was calculated based on the historical volatility of the stock of a composite of our peers and implied volatility derived from exchange traded options on that same composite of peers. The average expected life was based on the contractual term of the option and expected employee exercise and post-vesting employment termination behavior. The risk-free interest rate was based on U.S. Treasury zero-coupon issues with a remaining term that approximates the expected life assumed at the date of grant. The expected annual dividend per share was based on our expected dividend rate. The recognized share-based compensation expense was net of estimated forfeitures. Forfeitures are estimated based on voluntary termination behavior, as well as an analysis of actual option forfeitures.

22. Share Plans (Continued)

The weighted-average grant-date fair value of options granted during fiscal 2012, 2011, and 2010 and the weighted-average assumptions we used in the Black-Scholes-Merton option pricing model for fiscal 2012, 2011, and 2010 were as follows:

	Fiscal		
	2012	2011	2010
Weighted-average grant-date fair value	$9.49	$9.13	$6.88
Assumptions:			
Expected share price volatility	36%	36%	37%
Risk free interest rate	1.3%	1.2%	2.3%
Expected annual dividend per share	$0.84	$0.72	$0.64
Expected life of options (in years)	6.0	5.1	5.0

The total intrinsic value of options exercised during fiscal 2012, 2011, and 2010 was $31 million, $50 million, and $13 million, respectively. The total fair value of restricted share awards that vested during fiscal 2012, 2011, and 2010 was $42 million, $54 million, and $41 million, respectively. We received cash related to the exercise of options of $60 million, $80 million, and $12 million in fiscal 2012, 2011, and 2010, respectively. The related excess cash tax benefit classified as a financing cash inflow on the Consolidated Statements of Cash Flows for fiscal 2012, 2011, and 2010 was not material.

23. Segment and Geographic Data

We operate through three reporting segments: Transportation Solutions, Communications and Industrial Solutions, and Network Solutions. See Note 1 for a description of the segments in which we operate. We aggregate our operating segments into reportable segments based upon similar economic characteristics and business groupings of products, services, and customers.

Segment performance is evaluated based on net sales and operating income. Generally, we consider all expenses to be of an operating nature, and, accordingly, allocate them to each reportable segment. Costs specific to a segment are charged to the segment. Corporate expenses, such as headquarters administrative costs, are allocated to the segments based on segment operating income. Pre-separation litigation income was not allocated to the segments. Intersegment sales were not material and were recorded at selling prices that approximate market prices. Corporate assets are allocated to the segments based on segment assets.

Net sales and operating income by segment for fiscal 2012, 2011, and 2010 were as follows:

	Net Sales			Operating Income		
	Fiscal			Fiscal		
	2012	2011	2010	2012	2011	2010
			(in millions)			
Transportation Solutions	$ 6,007	$ 5,629	$ 4,799	$ 847	$ 848	$ 515
Communications and Industrial Solutions	3,990	4,658	4,431	337	515	618
Network Solutions	3,285	3,491	2,451	334	324	312
Pre-separation litigation income	—	—	—	—	—	7
Total	$13,282	$13,778	$11,681	$1,518	$1,687	$1,452

23. Segment and Geographic Data (Continued)

No single customer accounted for a significant amount of our net sales in fiscal 2012, 2011, and 2010.

As we are not organized by product or service, it is not practicable to disclose net sales by product or service.

Depreciation and amortization and capital expenditures for fiscal 2012, 2011, and 2010 were as follows:

	Depreciation and Amortization			Capital Expenditures		
	Fiscal			Fiscal		
	2012	2011	2010	2012	2011	2010
	(in millions)					
Transportation Solutions	$ 319	$ 255	$ 263	$ 317	$ 295	$ 206
Communications and Industrial Solutions	164	178	176	145	206	128
Network Solutions	126	131	75	71	73	46
Total	$ 609	$ 564	$ 514	$ 533	$ 574	$ 380

Segment assets and a reconciliation of segment assets to total assets at fiscal year end 2012, 2011, and 2010 were as follows:

	Segment Assets		
	Fiscal		
	2012	2011	2010
	(in millions)		
Transportation Solutions	$ 3,501	$ 3,187	$ 2,918
Communications and Industrial Solutions	2,022	2,257	2,267
Network Solutions	1,841	1,915	1,410
Total segment assets[1]	7,364	7,359	6,595
Other current assets	2,352	2,762	3,298
Other non-current assets	9,590	7,602	7,099
Total assets	$19,306	$17,723	$16,992

(1) Segment assets are comprised of accounts receivable, inventories, and property, plant, and equipment.

23. Segment and Geographic Data (Continued)

Net sales by geographic region for fiscal 2012, 2011, and 2010 and net property, plant, and equipment by geographic region at fiscal year end 2012, 2011, and 2010 were as follows:

	Net Sales[1]			Property, Plant, and Equipment, Net		
	Fiscal			Fiscal		
	2012	2011	2010	2012	2011	2010
	(in millions)					
Americas:						
United States	$ 3,664	$ 3,657	$ 3,107	$1,042	$ 968	$ 799
Other Americas	624	652	492	84	65	47
Total Americas	4,288	4,309	3,599	1,126	1,033	846
Europe/Middle East/Africa:						
Switzerland	3,719	3,870	3,181	52	59	63
Germany	120	426	373	339	381	354
Other Europe/Middle East/Africa	663	662	550	692	677	640
Total Europe/Middle East/Africa	4,502	4,958	4,104	1,083	1,117	1,057
Asia-Pacific:						
China	2,159	2,172	1,852	432	395	354
Other Asia-Pacific	2,333	2,339	2,126	572	595	589
Total Asia-Pacific	4,492	4,511	3,978	1,004	990	943
Total	$13,282	$13,778	$11,681	$3,213	$3,140	$2,846

(1) Net sales to external customers is attributed to individual countries based on the legal entity that records the sale.

24. Quarterly Financial Data (unaudited)

Summarized quarterly financial data for fiscal 2012 and 2011 were as follows:

	Fiscal 2012				Fiscal 2011			
	First Quarter	Second Quarter	Third Quarter[1]	Fourth Quarter[2]	First Quarter	Second Quarter[3]	Third Quarter[4]	Fourth Quarter
	(in millions, except per share data)							
Net sales	$3,170	$3,249	$3,499	$3,364	$3,107	$3,339	$3,579	$3,753
Gross margin	943	1,021	1,018	1,064	991	1,008	1,088	1,184
Acquisition and integration costs	4	4	15	4	17	1	1	—
Restructuring and other charges, net	18	32	36	42	39	11	8	78
Amounts attributable to TE Connectivity Ltd.:								
Income from continuing operations	238	267	260	398	263	291	349	320
Income (loss) from discontinued operations, net of income taxes	22	(10)	(61)	(2)	2	8	6	6
Net income	260	257	199	396	265	299	355	326
Basic earnings per share attributable to TE Connectivity Ltd.:								
Income from continuing operations	$ 0.56	$ 0.63	$ 0.61	$ 0.93	$ 0.59	$ 0.66	$ 0.80	$ 0.75
Income (loss) from discontinued operations, net of income taxes	0.05	(0.03)	(0.15)	—	0.01	0.01	0.01	0.01
Net income	0.61	0.60	0.46	0.93	0.60	0.67	0.81	0.76
Diluted earnings per share attributable to TE Connectivity Ltd.:								
Income from continuing operations	$ 0.55	$ 0.62	$ 0.60	$ 0.93	$ 0.59	$ 0.65	$ 0.79	$ 0.74
Income (loss) from discontinued operations, net of income taxes	0.06	(0.02)	(0.14)	(0.01)	—	0.02	0.01	0.01
Net income	0.61	0.60	0.46	0.92	0.59	0.67	0.80	0.75
Weighted-average number of shares outstanding:								
Basic	425	427	428	426	444	443	437	429
Diluted	429	431	431	429	449	449	442	433

(1) Results for the third quarter of fiscal 2012 include $68 million of charges associated with the amortization of acquisition-related fair value adjustments primarily related to acquired inventories and customer order backlog associated with Deutsch.

(2) Results for the fourth quarter of fiscal 2012 include $107 million of income tax benefits recognized in connection with a reduction in the valuation allowance associated with tax loss carryforwards in certain non-U.S. locations.

(3) Results for the second quarter of fiscal 2011 include $29 million of charges associated with the amortization of acquisition-related fair value adjustments primarily related to acquired inventories and customer order backlog associated with ADC.

(4) Results for the third quarter of fiscal 2011 include $35 million of income tax benefits associated with the completion of fieldwork and the settlement of certain U.S. tax matters as well as the related impact of $14 million to other expense pursuant to the Tax Sharing Agreement with Tyco International and Covidien.

25. Tyco Electronics Group S.A.

TEGSA, a Luxembourg company and our 100%-owned subsidiary, is a holding company that owns, directly or indirectly, all of our operating subsidiaries. TEGSA is the obligor under our senior notes, commercial paper, and Credit Facility, which are fully and unconditionally guaranteed by its parent, TE Connectivity Ltd. The following tables present condensed consolidating financial information for TE Connectivity Ltd., TEGSA, and all other subsidiaries that are not providing a guarantee of debt but which represent assets of TEGSA, using the equity method of accounting.

Condensed Consolidating Statement of Operations
For the Fiscal Year Ended September 28, 2012

	TE Connectivity Ltd.	Tyco Electronics Group S.A.	Other Subsidiaries	Consolidating Adjustments	Total
			(in millions)		
Net sales	$ —	$ —	$13,282	$ —	$13,282
Cost of sales	—	—	9,236	—	9,236
Gross margin	—	—	4,046	—	4,046
Selling, general, and administrative expenses, net[1]	102	(122)	1,705	—	1,685
Research, development, and engineering expenses	—	—	688	—	688
Acquisition and integration costs	1	2	24	—	27
Restructuring and other charges, net	—	—	128	—	128
Operating income (loss)	(103)	120	1,501	—	1,518
Interest income	—	—	23	—	23
Interest expense	—	(168)	(8)	—	(176)
Other income, net	—	—	50	—	50
Equity in net income of subsidiaries	1,277	1,256	—	(2,533)	—
Equity in net loss of subsidiaries from discontinued operations	(51)	(51)	—	102	—
Intercompany interest and fees	(11)	69	(58)	—	—
Income from continuing operations before income taxes	1,112	1,226	1,508	(2,431)	1,415
Income tax expense	—	—	(249)	—	(249)
Income from continuing operations	1,112	1,226	1,259	(2,431)	1,166
Loss from discontinued operations, net of income taxes	—	—	(51)	—	(51)
Net income	1,112	1,226	1,208	(2,431)	1,115
Less: net income attributable to noncontrolling interests	—	—	(3)	—	(3)
Net income attributable to TE Connectivity Ltd., Tyco Electronics Group S.A., or Other Subsidiaries	1,112	1,226	1,205	(2,431)	1,112
Other comprehensive loss	(199)	(199)	(203)	402	(199)
Comprehensive income attributable to TE Connectivity Ltd., Tyco Electronics Group S.A., or Other Subsidiaries	$ 913	$1,027	$ 1,002	$(2,029)	$ 913

(1) Tyco Electronics Group S.A. selling, general, and administrative expenses include gains of $125 million related to intercompany transactions. These gains are offset by corresponding losses recorded by Other Subsidiaries.

25. Tyco Electronics Group S.A. (Continued)

Condensed Consolidating Statement of Operations
For the Fiscal Year Ended September 30, 2011

	TE Connectivity Ltd.	Tyco Electronics Group S.A.	Other Subsidiaries	Consolidating Adjustments	Total
			(in millions)		
Net sales	$ —	$ —	$13,778	$ —	$13,778
Cost of sales	—	—	9,507	—	9,507
Gross margin	—	—	4,271	—	4,271
Selling, general, and administrative expenses	177	91	1,460	—	1,728
Research, development, and engineering expenses	—	—	701	—	701
Acquisition and integration costs	3	—	16	—	19
Restructuring and other charges, net	—	—	136	—	136
Operating income (loss)	(180)	(91)	1,958	—	1,687
Interest income	—	—	22	—	22
Interest expense	—	(150)	(11)	—	(161)
Other income, net	—	—	27	—	27
Equity in net income of subsidiaries	1,422	1,572	—	(2,994)	—
Equity in net income of subsidiaries from discontinued operations	22	22	—	(44)	—
Intercompany interest and fees	(19)	91	(72)	—	—
Income from continuing operations before income taxes	1,245	1,444	1,924	(3,038)	1,575
Income tax expense	—	—	(347)	—	(347)
Income from continuing operations	1,245	1,444	1,577	(3,038)	1,228
Income from discontinued operations, net of income taxes	—	—	22	—	22
Net income	1,245	1,444	1,599	(3,038)	1,250
Less: net income attributable to noncontrolling interests	—	—	(5)	—	(5)
Net income attributable to TE Connectivity Ltd., Tyco Electronics Group S.A., or Other Subsidiaries	1,245	1,444	1,594	(3,038)	1,245
Other comprehensive income	182	182	187	(369)	182
Comprehensive income attributable to TE Connectivity Ltd., Tyco Electronics Group S.A., or Other Subsidiaries	$1,427	$1,626	$ 1,781	$(3,407)	$ 1,427

25. Tyco Electronics Group S.A. (Continued)

**Condensed Consolidating Statement of Operations
For the Fiscal Year Ended September 24, 2010**

	TE Connectivity Ltd.	Tyco Electronics Group S.A.	Other Subsidiaries	Consolidating Adjustments	Total
			(in millions)		
Net sales	$ —	$ —	$11,681	$ —	$11,681
Cost of sales	—	—	8,038	—	8,038
Gross margin	—	—	3,643	—	3,643
Selling, general, and administrative expenses	144	4	1,342	—	1,490
Research, development, and engineering expenses	—	—	563	—	563
Acquisition and integration costs	—	—	8	—	8
Restructuring and other charges, net	—	—	137	—	137
Pre-separation litigation income	(7)	—	—	—	(7)
Operating income (loss)	(137)	(4)	1,593	—	1,452
Interest income	—	—	20	—	20
Interest expense	—	(146)	(9)	—	(155)
Other income, net	15	—	162	—	177
Equity in net income of subsidiaries	1,153	1,206	—	(2,359)	—
Equity in net income of subsidiaries from discontinued operations	91	91	—	(182)	—
Intercompany interest and fees	(19)	102	(83)	—	—
Income from continuing operations before income taxes	1,103	1,249	1,683	(2,541)	1,494
Income tax expense	—	(5)	(471)	—	(476)
Income from continuing operations	1,103	1,244	1,212	(2,541)	1,018
Income from discontinued operations, net of income taxes	—	—	91	—	91
Net income	1,103	1,244	1,303	(2,541)	1,109
Less: net income attributable to noncontrolling interests	—	—	(6)	—	(6)
Net income attributable to TE Connectivity Ltd., Tyco Electronics Group S.A., or Other Subsidiaries	1,103	1,244	1,297	(2,541)	1,103
Other comprehensive loss	(209)	(209)	(202)	411	(209)
Comprehensive income attributable to TE Connectivity Ltd., Tyco Electronics Group S.A., or Other Subsidiaries	$ 894	$1,035	$ 1,095	$(2,130)	$ 894

25. Tyco Electronics Group S.A. (Continued)

Condensed Consolidating Balance Sheet
As of September 28, 2012

	TE Connectivity Ltd.	Tyco Electronics Group S.A.	Other Subsidiaries	Consolidating Adjustments	Total
			(in millions)		
Assets					
Current Assets:					
Cash and cash equivalents	$ —	$ —	$ 1,589	$ —	$ 1,589
Accounts receivable, net	1	—	2,342	—	2,343
Inventories	—	—	1,808	—	1,808
Intercompany receivables	16	—	29	(45)	—
Prepaid expenses and other current assets	2	1	471	—	474
Deferred income taxes	—	—	289	—	289
Total current assets	19	1	6,528	(45)	6,503
Property, plant, and equipment, net	—	—	3,213	—	3,213
Goodwill	—	—	4,308	—	4,308
Intangible assets, net	—	—	1,352	—	1,352
Deferred income taxes	—	—	2,460	—	2,460
Investment in subsidiaries	8,192	17,341	—	(25,533)	—
Intercompany loans receivable	11	2,779	8,361	(11,151)	—
Receivable from Tyco International Ltd. and Covidien plc	—	—	1,180	—	1,180
Other assets	—	40	250	—	290
Total Assets	$8,222	$20,161	$27,652	$(36,729)	$19,306
Liabilities and Equity					
Current Liabilities:					
Current maturities of long-term debt	$ —	$ 1,014	$ 1	$ —	$ 1,015
Accounts payable	2	—	1,290	—	1,292
Accrued and other current liabilities	210	70	1,296	—	1,576
Deferred revenue	—	—	121	—	121
Intercompany payables	29	—	16	(45)	—
Total current liabilities	241	1,084	2,724	(45)	4,004
Long-term debt	—	2,529	167	—	2,696
Intercompany loans payable	4	8,356	2,791	(11,151)	—
Long-term pension and postretirement liabilities	—	—	1,353	—	1,353
Deferred income taxes	—	—	448	—	448
Income taxes	—	—	2,311	—	2,311
Other liabilities	—	—	517	—	517
Total Liabilities	245	11,969	10,311	(11,196)	11,329
Total Equity	7,977	8,192	17,341	(25,533)	7,977
Total Liabilities and Equity	$8,222	$20,161	$27,652	$(36,729)	$19,306

25. Tyco Electronics Group S.A. (Continued)

Condensed Consolidating Balance Sheet
As of September 30, 2011

	TE Connectivity Ltd.	Tyco Electronics Group S.A.	Other Subsidiaries	Consolidating Adjustments	Total
			(in millions)		
Assets					
Current Assets:					
Cash and cash equivalents	$ —	$ —	$ 1,218	$ —	$ 1,218
Accounts receivable, net	2	—	2,339	—	2,341
Inventories	—	—	1,878	—	1,878
Intercompany receivables	17	—	28	(45)	—
Prepaid expenses and other current assets	2	4	628	—	634
Deferred income taxes	—	—	402	—	402
Assets held for sale	—	—	508	—	508
Total current assets	21	4	7,001	(45)	6,981
Property, plant, and equipment, net	—	—	3,140	—	3,140
Goodwill	—	—	3,288	—	3,288
Intangible assets, net	—	—	631	—	631
Deferred income taxes	—	—	2,364	—	2,364
Investment in subsidiaries	7,687	13,209	—	(20,896)	—
Investment in subsidiaries of discontinued operations	—	441	—	(441)	—
Intercompany loans receivable	—	2,416	5,848	(8,264)	—
Receivable from Tyco International Ltd. and Covidien plc	—	—	1,066	—	1,066
Other assets	—	34	219	—	253
Total Assets	$7,708	$16,104	$23,557	$(29,646)	$17,723
Liabilities and Equity					
Current Liabilities:					
Current maturities of long-term debt	$ —	$ —	$ —	$ —	$ —
Accounts payable	1	—	1,453	—	1,454
Accrued and other current liabilities	180	88	1,465	—	1,733
Deferred revenue	—	—	143	—	143
Intercompany payables	28	—	17	(45)	—
Liabilities held for sale	—	—	80	—	80
Total current liabilities	209	88	3,158	(45)	3,410
Long-term debt	—	2,496	171	—	2,667
Intercompany loans payable	15	5,833	2,416	(8,264)	—
Long-term pension and postretirement liabilities	—	—	1,202	—	1,202
Deferred income taxes	—	—	333	—	333
Income taxes	—	—	2,122	—	2,122
Other liabilities	—	—	505	—	505
Total Liabilities	224	8,417	9,907	(8,309)	10,239
Total Equity	7,484	7,687	13,650	(21,337)	7,484
Total Liabilities and Equity	$7,708	$16,104	$23,557	$(29,646)	$17,723

25. Tyco Electronics Group S.A. (Continued)

Condensed Consolidating Statement of Cash Flows
For the Fiscal Year Ended September 28, 2012

	TE Connectivity Ltd.	Tyco Electronics Group S.A.	Other Subsidiaries	Consolidating Adjustments	Total
			(in millions)		
Cash Flows From Operating Activities:					
Net cash provided by (used in) continuing operating activities	$ (97)	$ 171	$ 2,098	$ (284)	$ 1,888
Net cash provided by discontinued operating activities	—	—	59	—	59
Net cash provided by (used in) operating activities	(97)	171	2,157	(284)	1,947
Cash Flows From Investing Activities:					
Capital expenditures	—	—	(533)	—	(533)
Proceeds from sale of property, plant, and equipment	7	—	16	—	23
Acquisition of businesses, net of cash acquired	—	—	(1,384)	—	(1,384)
Proceeds from divestiture of discontinued operations, net of cash retained by sold operations	—	—	394	—	394
Change in intercompany loans	(22)	2,160	—	(2,138)	—
Other	—	—	(9)	—	(9)
Net cash provided by (used in) continuing investing activities	(15)	2,160	(1,516)	(2,138)	(1,509)
Net cash used in discontinued investing activities	—	—	(1)	—	(1)
Net cash provided by (used in) investing activities	(15)	2,160	(1,517)	(2,138)	(1,510)
Cash Flows From Financing Activities:					
Changes in parent company equity[(1)]	639	(3,371)	2,732	—	—
Net increase in commercial paper	—	300	—	—	300
Proceeds from long-term debt	—	748	—	—	748
Repayment of long-term debt	—	—	(642)	—	(642)
Proceeds from exercise of share options	—	—	60	—	60
Repurchase of common shares	(185)	—	—	—	(185)
Payment of common share dividends and cash distributions to shareholders	(342)	—	10	—	(332)
Intercompany distributions	—	—	(284)	284	—
Loan borrowing with parent	—	—	(2,138)	2,138	—
Other	—	(8)	52	—	44
Net cash provided by (used in) continuing financing activities	112	(2,331)	(210)	2,422	(7)
Net cash used in discontinued financing activities	—	—	(58)	—	(58)
Net cash provided by (used in) financing activities	112	(2,331)	(268)	2,422	(65)
Effect of currency translation on cash	—	—	(1)	—	(1)
Net increase in cash and cash equivalents	—	—	371	—	371
Cash and cash equivalents at beginning of fiscal year	—	—	1,218	—	1,218
Cash and cash equivalents at end of fiscal year	$ —	$ —	$ 1,589	$ —	$ 1,589

(1) Changes in parent company equity includes cash flows related to certain intercompany equity and funding transactions, and other intercompany activity.

25. Tyco Electronics Group S.A. (Continued)

Condensed Consolidating Statement of Cash Flows
For the Fiscal Year Ended September 30, 2011

	TE Connectivity Ltd.	Tyco Electronics Group S.A.	Other Subsidiaries	Consolidating Adjustments	Total
			(in millions)		
Cash Flows From Operating Activities:					
Net cash provided by (used in) continuing operating activities	$ 3,100	$ (151)	$ 2,073	$(3,300)	$ 1,722
Net cash provided by discontinued operating activities	—	—	57	—	57
Net cash provided by (used in) operating activities	3,100	(151)	2,130	(3,300)	1,779
Cash Flows From Investing Activities:					
Capital expenditures	—	—	(574)	—	(574)
Proceeds from sale of property, plant, and equipment	—	—	65	—	65
Proceeds from sale of intangible assets	—	—	68	—	68
Proceeds from sale of short-term investments	—	—	155	—	155
Acquisition of businesses, net of cash acquired	—	—	(731)	—	(731)
Change in intercompany loans	9	4,418	—	(4,427)	—
Other	—	—	(8)	—	(8)
Net cash provided by (used in) continuing investing activities	9	4,418	(1,025)	(4,427)	(1,025)
Net cash used in discontinued investing activities	—	—	(18)	—	(18)
Net cash provided by (used in) investing activities	9	4,418	(1,043)	(4,427)	(1,043)
Cash Flows From Financing Activities:					
Changes in parent company equity[1]	(1,936)	(1,116)	3,052	—	—
Net decrease in commercial paper	—	(100)	—	—	(100)
Proceeds from long-term debt	—	249	—	—	249
Repayment of long-term debt	—	—	(565)	—	(565)
Proceeds from exercise of share options	—	—	80	—	80
Repurchase of common shares	(865)	—	—	—	(865)
Payment of common share dividends and cash distributions to shareholders	(308)	—	12	—	(296)
Intercompany distributions	—	(3,300)	—	3,300	—
Loan borrowing with parent	—	—	(4,427)	4,427	—
Other	—	—	23	—	23
Net cash used in continuing financing activities	(3,109)	(4,267)	(1,825)	7,727	(1,474)
Net cash used in discontinued financing activities	—	—	(38)	—	(38)
Net cash used in financing activities	(3,109)	(4,267)	(1,863)	7,727	(1,512)
Effect of currency translation on cash	—	—	5	—	5
Net decrease in cash and cash equivalents	—	—	(771)	—	(771)
Less: net increase in cash and cash equivalents related to discontinued operations	—	—	(1)	—	(1)
Cash and cash equivalents at beginning of fiscal year	—	—	1,990	—	1,990
Cash and cash equivalents at end of fiscal year	$ —	$ —	$ 1,218	$ —	$ 1,218

(1) Changes in parent company equity includes cash flows related to certain intercompany equity and funding transactions, and other intercompany activity.

25. Tyco Electronics Group S.A. (Continued)

Condensed Consolidating Statement of Cash Flows
For the Fiscal Year Ended September 24, 2010

	TE Connectivity Ltd.	Tyco Electronics Group S.A.	Other Subsidiaries	Consolidating Adjustments	Total
			(in millions)		
Cash Flows From Operating Activities:					
Net cash provided by (used in) continuing operating activities	$(139)	$ (54)	$1,796	$ —	$1,603
Net cash provided by discontinued operating activities	—	—	76	—	76
Net cash provided by (used in) operating activities	(139)	(54)	1,872	—	1,679
Cash Flows From Investing Activities:					
Capital expenditures	—	—	(380)	—	(380)
Proceeds from sale of property, plant, and equipment	—	—	16	—	16
Proceeds from sale of short-term investments	—	—	1	—	1
Acquisition of businesses, net of cash acquired	—	—	(38)	—	(38)
Change in intercompany loans	(19)	(326)	—	345	—
Other	—	—	20	—	20
Net cash used in continuing investing activities	(19)	(326)	(381)	345	(381)
Net cash used in discontinued investing activities	—	—	(61)	—	(61)
Net cash used in investing activities	(19)	(326)	(442)	345	(442)
Cash Flows From Financing Activities:					
Changes in parent company equity[1]	555	280	(835)	—	—
Net increase in commercial paper	—	100	—	—	100
Repayment of long-term debt	—	—	(100)	—	(100)
Proceeds from exercise of share options	—	—	12	—	12
Repurchase of common shares	(98)	—	(390)	—	(488)
Payment of cash distributions to shareholders	(299)	—	10	—	(289)
Loan borrowing from parent	—	—	345	(345)	—
Other	—	—	1	—	1
Net cash provided by (used in) continuing financing activities	158	380	(957)	(345)	(764)
Net cash used in discontinued financing activities	—	—	(15)	—	(15)
Net cash provided by (used in) financing activities	158	380	(972)	(345)	(779)
Effect of currency translation on cash	—	—	11	—	11
Net increase in cash and cash equivalents	—	—	469	—	469
Cash and cash equivalents at beginning of fiscal year	—	—	1,521	—	1,521
Cash and cash equivalents at end of fiscal year	$ —	$ —	$1,990	$ —	$1,990

(1) Changes in parent company equity includes cash flows related to certain intercompany equity and funding transactions, and other intercompany activity.

26. Disclosures Required by Swiss Law

We are subject to statutory reporting requirements in Switzerland. The following disclosures are presented in accordance with, and are based on definitions contained in, the Swiss Code of Obligations.

Personnel Expenses

Total personnel expenses were $3,876 million and $3,893 million in fiscal 2012 and 2011, respectively.

Fire Insurance Value

The fire insurance values of property, plant, and equipment were $11,555 million and $10,788 million at fiscal year end 2012 and 2011, respectively.

Risk Assessment

Our board of directors is responsible for appraising our major risks and overseeing that appropriate risk management and control procedures are in place. The audit committee of the board meets to review and discuss, as determined to be appropriate, our major financial and accounting risk exposures and related policies and practices with management, the internal auditor, and the independent registered public accountants to assess and control such exposures, and assist the board in fulfilling its oversight responsibilities regarding our policies and guidelines with respect to risk assessment and risk management.

Our risk assessment process was in place during fiscal 2012 and 2011 and followed by the board of directors.

TE CONNECTIVITY LTD.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

Fiscal Years Ended September 28, 2012, September 30, 2011, and September 24, 2010

Description	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Acquisitions, Divestitures, and Other	Deductions	Balance at End of Year
			(in millions)		
Fiscal 2012					
Allowance for doubtful accounts receivable	$ 38	$ 7	$ 2	$ (6)	$ 41
Valuation allowance on deferred tax assets	1,921	54	31	(287)	1,719
Fiscal 2011					
Allowance for doubtful accounts receivable	$ 43	$ (2)	$ 1	$ (4)	$ 38
Valuation allowance on deferred tax assets	2,231	50	260	(620)	1,921
Fiscal 2010					
Allowance for doubtful accounts receivable	47	6	(1)	(9)	43
Valuation allowance on deferred tax assets	2,487	51	—	(307)	2,231

REPORT OF THE STATUTORY AUDITOR ON THE CONSOLIDATED FINANCIAL STATEMENTS OF TE CONNECTIVITY LTD.

To the General meeting of
TE CONNECTIVITY LTD., SCHAFFHAUSEN

Report of the Statutory Auditor on the consolidated financial statements

As Statutory Auditor, we have audited the accompanying consolidated financial statements of TE Connectivity Ltd. (the "Company"), which comprise the consolidated statement of operations, statement of comprehensive income, balance sheet, statement of shareholders' equity, statement of cash flows and notes (pages 55 – 130) for the year ended September 28, 2012.

Board of Directors' Responsibility

The Board of Directors is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America and the requirements of Swiss law. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. The Board of Directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Swiss law, Swiss Auditing Standards and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control system. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements for the year ended September 28, 2012 present fairly, in all material respects, the financial position of the Company and the result of its operations and its cash flows in accordance with accounting principles generally accepted in the United States of America, and comply with Swiss law.

Report on Other Legal Requirements

We confirm that we meet the legal requirements on licensing according to the Auditor Oversight Act ("AOA") and independence (Article 728 CO and Article 11, AOA) and that there are no circumstances incompatible with our independence.

In accordance with Article 728a, paragraph 1, item 3, CO, and Swiss Auditing Standard 890, we confirm that an internal control system exists, which has been designed for the preparation of the consolidated financial statements according to the instructions of the Board of Directors.

We recommend that the consolidated financial statements submitted to you be approved.

Deloitte AG

/s/ Martin Welser
Licensed Audit Expert
Auditor in charge

/s/ James D. Horiguchi

Zurich, November 13, 2012

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TE CONNECTIVITY LTD.

INDEX TO SWISS STATUTORY FINANCIAL STATEMENTS

	Page
Statements of Operations for the fiscal years ended September 28, 2012 and September 30, 2011	136
Balance Sheets as of September 28, 2012 and September 30, 2011	137
Notes to Swiss Statutory Financial Statements	138
Report of Statutory Auditor	154

TE CONNECTIVITY LTD.

SWISS STATUTORY FINANCIAL STATEMENTS

STATEMENTS OF OPERATIONS

For the fiscal years ended September 28, 2012 and September 30, 2011

	September 28, 2012		September 30, 2011	
	U.S. dollars	Swiss francs	U.S. dollars	Swiss francs
	(in millions)			
Income				
Income from distribution made by a subsidiary (Note 3)	$—	CHF —	$3,300	CHF 2,895
Insurance premiums charged to subsidiaries	15	14	11	10
Dividend income on shares held in treasury	8	8	6	6
Pre-separation tax settlement income, net (Note 4)	56	52	(2)	(2)
Remeasurement gain on foreign currency transactions	18	17	—	—
Total income	97	91	3,315	2,909
Expenses				
Salary and social costs	3	2	3	3
General and administrative costs	4	4	4	3
Legal and consulting costs	9	8	10	9
Insurance premiums	18	17	16	14
Expenses for services provided by subsidiaries	39	37	41	37
Remeasurement loss on foreign currency transactions	—	—	38	34
Intercompany interest expense, net (Note 4)	10	10	19	17
Total expenses	83	78	131	117
Net income	$14	CHF 13	$3,184	CHF 2,792

See Notes to Swiss Statutory Financial Statements.

TE CONNECTIVITY LTD.

SWISS STATUTORY FINANCIAL STATEMENTS

BALANCE SHEETS

As of September 28, 2012 and September 30, 2011

	September 28, 2012		September 30, 2011	
	U.S. dollars	Swiss francs	U.S. dollars	Swiss francs
	(in millions, except share data)			
Assets				
Current Assets:				
Accounts receivable	$ 1	CHF 1	$ 3	CHF 2
Accounts receivable from subsidiaries	34	32	32	29
Prepaid expenses and other current assets (Note 4)	3	3	4	3
Shares held in treasury (Note 5)	193	186	821	708
Total current assets	231	222	860	742
Investment in subsidiaries (Note 3)	9,536	10,340	9,536	10,340
Total Assets	$ 9,767	CHF 10,562	$10,396	CHF 11,082
Liabilities and Shareholders' Equity				
Current Liabilities:				
Accounts payable	$ 2	CHF 1	$ 1	CHF 1
Accounts payable to subsidiaries	321	302	304	271
Loans from subsidiaries (Note 4)	186	175	181	161
Accrued and other current liabilities (Note 4)	30	28	25	23
Approved but unpaid distributions to shareholders (Note 5)	182	173	167	157
Total current liabilities	721	679	678	613
Unrealized translation gains (Note 3)	—	558	—	581
Loans from subsidiaries (Note 4)	701	659	200	179
Total Liabilities	1,422	1,896	878	1,373
Commitments, contingencies, and guarantees (Note 4)				
Shareholders' Equity (Note 5):				
Share capital, 439,092,124 shares authorized and issued, CHF 0.97 par value, at September 28, 2012; 463,080,684 shares authorized and issued, CHF 1.37 par value, at September 30, 2011	378	426	593	634
Approved but unpaid distributions to shareholders	(182)	(173)	—	—
Legal reserves:				
General reserve	—	—	—	—
Reserves from capital contributions	—	—	8,940	9,745
Reserve for treasury shares	502	528	1,235	1,174
Free reserves:				
Reserves from capital contributions	8,940	9,745	—	—
Unappropriated accumulated deficit	(1,293)	(1,860)	(1,250)	(1,844)
Total Shareholders' Equity	8,345	8,666	9,518	9,709
Total Liabilities and Shareholders' Equity	$ 9,767	CHF 10,562	$10,396	CHF 11,082

See Notes to Swiss Statutory Financial Statements.

TE CONNECTIVITY LTD.
NOTES TO SWISS STATUTORY FINANCIAL STATEMENTS

1. Basis of Presentation

TE Connectivity Ltd. ("TE Connectivity" or the "Company," which may be referred to as "we," "us," or "our") is the ultimate holding company of TE Connectivity Ltd. and its subsidiaries (the "TE Group") with a listing on the New York Stock Exchange.

The accompanying statements of operations reflect the results of operations for the fiscal years ended September 28, 2012 and September 30, 2011, and have been prepared in accordance with the requirements of Swiss law for companies, the Swiss Code of Obligations. The financial statements present the results of the holding company on a stand alone basis and do not represent the consolidated operations of the TE Group.

Notes 6 through 9 are consistent with, and prepared on the same basis as, similar information publicly available via regulatory filings with the U.S. Securities and Exchange Commission (the "SEC") and, consequently, are presented in U.S. dollars only.

Company Name Change

In March 2011, our shareholders approved an amendment to our articles of association to change our name from "Tyco Electronics Ltd." to "TE Connectivity Ltd." The name change was effective March 10, 2011. Our ticker symbol "TEL" on the New York Stock Exchange remained unchanged.

Fiscal Year

Unless otherwise indicated, references in the financial statements to fiscal 2012 and fiscal 2011 are to our fiscal years ended September 28, 2012 and September 30, 2011. Our fiscal year is a "52-53 week" year ending on the last Friday of September. Fiscal 2012 was a 52 week year; fiscal 2011 was 53 weeks in length.

2. Risk Assessment

Our board of directors is responsible for appraising the TE Group's major risks and overseeing that appropriate risk management and control procedures are in place. The audit committee of the board meets to review and discuss, as determined to be appropriate, the TE Group's major financial and accounting risk exposures and related policies and practices with management, the internal auditor, and the independent registered public accountants to assess and control such exposures, and assist the board in fulfilling its oversight responsibilities regarding the TE Group's policies and guidelines with respect to risk assessment and risk management.

The TE Group's risk assessment process was in place for the reporting periods presented and followed by the board of directors. TE Connectivity Ltd., as the ultimate holding company of the TE Group, is fully integrated into the TE Group-wide risk assessment process.

3. Summary of Significant Accounting Policies

Shares Held in Treasury and Reserve for Treasury Shares

Shares held in treasury that are held directly by us for the purpose of retirement are presented at historical cost. Treasury shares held for purposes other than retirement are presented at the lower of cost or market ("LCM"). LCM adjustments are reflected in remeasurement loss on shares held in treasury in our statements of operations.

3. Summary of Significant Accounting Policies (Continued)

As of September 28, 2012 and September 30, 2011, all shares held in treasury that are held directly by us are held for the purpose of retirement and are presented as current assets because we expect to retire the shares within the next year.

Our reserve for treasury shares represents all shares held in treasury, whether held by us or a subsidiary, and is recorded at historical cost. We established the reserve for treasury shares during fiscal 2012 and 2011 by charging accumulated earnings (deficit).

Investment in Subsidiaries

Investments in subsidiaries are equity interests held on a long-term basis for the purpose of our business activities. Investments in subsidiaries, on an aggregate basis, are carried at a value no higher than cost less adjustments for impairment. The original cost basis of the investments in subsidiaries was determined when we effected a change of domicile in June 2009 from Bermuda to Switzerland. No impairments were recorded during fiscal 2012 or fiscal 2011.

During fiscal 2011, a subsidiary distributed $3,300 million to us. That distribution is included in income from distribution made by a subsidiary in our statements of operations.

Currency Translation

Our functional currency is the U.S. dollar. We present our financial statements in both U.S. dollars and Swiss francs ("CHF"). Assets and liabilities in U.S. dollars are converted to Swiss francs for presentation purposes using historical foreign exchange rates (investment in subsidiaries, shares held in treasury, and approved but unpaid distributions to shareholders payable) and current foreign exchange rates (all other assets and liabilities). Revenue and expenses are translated using the average exchange rates in effect for the period presented. Net unrealized foreign currency translation gains are deferred in the balance sheets, while unrealized translation losses and realized translation gains and losses are reflected in the statements of operations. We consider all foreign currency translation gains and losses associated with current assets and liabilities, excluding shares held in treasury, to be realized.

Reclassifications

We have reclassified certain items on our statements of operations to conform to the current year presentation.

4. Commitments, Contingencies, and Guarantees

Affiliated Debt and Loans Receivable

During fiscal 2012, we entered into a credit line with a wholly-owned subsidiary (the "2012 TEGSA Line") that bears interest at the 1-month London interbank offered rate ("LIBOR") plus 0.40% (0.61% and 0.64% at September 28, 2012 and September 30, 2011, respectively). The 2012 TEGSA Line has a $500 million limit (CHF 470 million) on the principal drawable and matures in September 2017. At September 28, 2012, CHF 470 million, which included accumulated interest payable on maturity, was outstanding under the 2012 TEGSA Line.

During fiscal 2011, we entered into a credit line with a wholly-owned subsidiary (the "2011 TEGSA Line") that bears interest at 1-month LIBOR plus 0.40%. The 2011 TEGSA Line has a

4. Commitments, Contingencies, and Guarantees (Continued)

$200 million limit (CHF 188 million) on the principal drawable and matures in September 2016. At September 28, 2012 and September 30, 2011, CHF 189 million and CHF 179 million, respectively, which included accumulated interest payable on maturity, were outstanding under the 2011 TEGSA Line.

We utilize a cash pooling relationship with a wholly-owned subsidiary (the "Cash Pool") to help fund our operations. The Cash Pool does not have an expiration date and accrues interest based on LIBOR. At September 28, 2012, our Cash Pool positions were an asset of CHF 15 million included in accounts receivable from subsidiaries and a liability of CHF 272 million included in accounts payable to subsidiaries. At September 30, 2011, our Cash Pool positions were an asset of CHF 11 million included in accounts receivable from subsidiaries and a liability of CHF 246 million included in accounts payable to subsidiaries.

We maintain a revolving credit line with a wholly-owned subsidiary (the "Schaffhausen Line") that bears interest at 1-month LIBOR plus 0.40%. The Schaffhausen Line does not have a limit on the amount drawable and matures in April 2017. At September 28, 2012 and September 30, 2011, there were no borrowings under the Schaffhausen Line. During fiscal 2011, we used a portion of the proceeds from the cash distribution referred to in "Investment in Subsidiaries" above to pay down the Schaffhausen Line.

In order to minimize currency exposure related to distributions to shareholders approved in Swiss francs and paid in U.S. dollars, we entered into an arrangement with a wholly-owned subsidiary in March 2012 in which we borrowed CHF 351 million from, and simultaneously loaned $383 million (equivalent to CHF 351 million) to, the subsidiary. As distributions to shareholders that were approved in March 2012 are paid, both the borrowing and the loan are partially settled. As of September 28, 2012, the borrowing totaled CHF 175 million; the loan receivable was netted against the Cash Pool liability referred to above. Similar transactions were entered into in fiscal 2011 related to the distributions to shareholders approved by shareholders in March 2011. As of September 30, 2011, the borrowing totaled CHF 161 million; the loan receivable was netted against the Cash Pool liability referred to above.

We have fully and unconditionally guaranteed the debt of a subsidiary, Tyco Electronics Group S.A., totaling approximately CHF 3,328 and CHF 2,230 million at September 28, 2012 and September 30, 2011, respectively. As of September 28, 2012, we have not been required to perform on our guarantee.

Tax Sharing Agreement

We are a party to the Tax Sharing Agreement ("TSA") with Tyco International Ltd. ("Tyco International") and Covidien plc ("Covidien"), under which we share responsibility for certain of our, Tyco International's, and Covidien's income tax liabilities based on a sharing formula for periods prior to and including June 29, 2007. We, Tyco International, and Covidien share 31%, 27%, and 42%, respectively, of U.S. income tax liabilities that arise from adjustments made by tax authorities to our, Tyco International's, and Covidien's U.S. income tax returns. The effect of the TSA is to indemnify us for 69% of certain liabilities settled in cash by us with respect to unresolved pre-separation tax matters. Pursuant to that indemnification, we have made similar indemnifications to Tyco International and Covidien with respect to 31% of certain liabilities settled in cash by the companies relating to unresolved pre-separation tax matters. All costs and expenses associated with the management of these

4. Commitments, Contingencies, and Guarantees (Continued)

shared tax liabilities are shared equally among the parties. We are responsible for all of our own taxes that are not shared pursuant to the TSA's sharing formula. In addition, Tyco International and Covidien are responsible for their tax liabilities that are not subject to the TSA's sharing formula.

During fiscal 2012 and 2011, we recorded net income of CHF 52 million and net expense of CHF 3 million, respectively, related to the TSA and tax settlements involving Tyco International, Covidien, and us. Also included in fiscal 2011 is income of $1 million related to other transactions with Tyco International and Covidien. These amounts are presented in pre-separation tax settlement income, net in our statements of operations.

Performance Guarantees

From time to time, we provide performance guarantees and surety bonds in favor of our subsidiaries. At September 28, 2012 and September 30, 2011, these performance guarantees totaled CHF 535 million and CHF 418 million, respectively. During fiscal 2011, we extended a parent company guarantee totaling approximately CHF 370 million in support of a significant project involving our telecommunications business in Australia; we increased the guarantee to CHF 493 million during fiscal 2012. In addition to these amounts, all of which are quantifiable, we have issued a parent company guarantee in favor of a U.S.-based aerospace customer that does not have a limit. We do not anticipate having to perform under these guarantees.

We are the leader of a Swiss value-added tax ("VAT") group ("VAT Group"). All companies in the VAT Group maintain primary responsibility for their own VAT liabilities. However, in the event of non-compliance by any company in the VAT Group, all companies within the VAT Group assume joint and several responsibility for any VAT liabilities.

5. Equity

Changes in Equity Accounts

The following table presents activity related to our equity accounts during fiscal 2012 and 2011 in U.S. dollars.

			Legal Reserves			Free Reserves				
	Share Capital	Approved but Unpaid Distributions to Shareholders	General Reserve	Reserves from Capital Contributions	Reserve for Treasury Shares	Reserves from Capital Contributions	Contributed Surplus	Unappropriated Accumulated Deficit	Net Income (Loss)	Total Shareholders' Equity
						(USD millions)				
September 24, 2010	$ 749	$(149)	$—	$ —	$ 721	$ —	$ 9,273	$(3,708)	$ (78)	$6,808
Transfer of prior year net loss	—	—	—	—	—	—	—	(78)	78	—
Capital reductions distributed	(150)	149	—	—	—	—	—	1	—	—
Approved dividends	—	—	—	—	—	—	(333)	—	—	(333)
Retirement of treasury shares	(6)	—	—	—	(141)	—	—	6	—	(141)
Transfer of reserve for treasury shares	—	—	—	—	655	—	—	(655)	—	—
Reclassification of contributed surplus to reserves from capital contributions	—	—	—	8,940	—	—	(8,940)	—	—	—
Fiscal 2011 net income	—	—	—	—	—	—	—	—	3,184	3,184
September 30, 2011	593	—	—	8,940	1,235	—	—	(4,434)	3,184	9,518
Transfer of prior year net income	—	—	—	—	—	—	—	3,184	(3,184)	—
Approved capital reductions	—	(369)	—	—	—	—	—	—	—	(369)
Capital reductions distributed	(184)	184	—	—	—	—	—	—	—	—
Retirement of treasury shares	(31)	—	—	—	(821)	—	—	31	—	(821)
Transfer of reserve for treasury shares	—	3	—	—	88	—	—	(88)	—	3
Reclassification of reserves from capital contributions from legal to free reserves	—	—	—	(8,940)	—	8,940	—	—	—	—
Fiscal 2012 net income	—	—	—	—	—	—	—	—	14	14
September 28, 2012	$ 378	$(182)	$—	$ —	$ 502	$8,940	$ —	$(1,307)	$ 14	$8,345

Common Shares

Our share capital at September 28, 2012 and September 30, 2011 was CHF 426 million and CHF 634 million, respectively, with outstanding common shares of 439 million and 463 million at fiscal 2012 and 2011, respectively. The par value of common shares at September 28, 2012 and September 30, 2011 was CHF 0.97 and CHF 1.37, respectively.

5. Equity (Continued)

Authorized Share Capital

In March 2011, our shareholders reapproved and extended through March 9, 2013 our board of directors' authorization to issue additional new shares, subject to certain conditions specified in the articles, in aggregate not exceeding 50% of the amount of our authorized shares. This authorization can be renewed for additional two-year periods upon shareholder approval. As of September 28, 2012, no authorized shares had been issued.

Conditional Share Capital

Subject to certain conditions specified in our articles of association, we are authorized to increase our share capital by issuing new shares in aggregate not exceeding 50% of our authorized shares. As of September 28, 2012, no conditional shares had been issued.

Common Shares Held in Treasury

During the fiscal years ended September 28, 2012 and September 30, 2011, activity related to common shares held in treasury by us was as follows:

	Number of Shares	Total Cost (in millions CHF)
Common shares held as of September 24, 2010	3,718,854	CHF 101
Additions	25,404,596	753
Shareholder-approved retirements	(5,134,890)	(146)
Common shares held as of September 30, 2011	23,988,560	708
Additions	5,544,850	186
Shareholder-approved retirements	(23,988,560)	(708)
Common shares held as of September 28, 2012	5,544,850	CHF 186

In March 2011, our shareholders approved the cancellation of 5,134,890 shares purchased under our share repurchase program during the period from July 27, 2010 to December 24, 2010. The capital reduction by cancellation of shares was subject to a notice period and filing with the commercial register and became effective in May 2011.

In March 2012, our shareholders approved the cancellation of 23,988,560 shares purchased under our share repurchase program during the period from December 25, 2010 to December 30, 2011. The capital reduction by cancellation of shares was subject to a notice period and filing with the commercial register and became effective in May 2012.

We acquire treasury shares with the intent to retire using a virtual secondary trading line ("Secondary Line"). Pursuant to this Secondary Line, we acquired 5,544,850 shares at a historical cost of CHF 186 million during the fourth quarter of fiscal 2012 (subsequent to the shareholder-approved reclassification of reserves from capital contributions from legal reserves to free reserves) and 25,404,596 shares at a historical cost of CHF 753 million in fiscal 2011.

Treasury shares held by us and a subsidiary at September 28, 2012 totaled 5,544,850 and 10,863,199, respectively, with a combined historical cost of CHF 528 million. Treasury shares held by us and a subsidiary at September 30, 2011 totaled 23,988,560 and 15,314,990, respectively, with a combined

5. Equity (Continued)

historical cost of CHF 1,174 million. Because we had freely distributable equity reserves when we repurchased treasury shares during fiscal 2012 and 2011, the reserve for treasury shares was created out of accumulated earnings (deficit).

During fiscal 2011, our board of directors authorized a $2,250 million increase to the share repurchase authorization. We repurchased approximately 6 million of our common shares for $194 million and approximately 25 million of our common shares for $867 million during fiscal 2012 and 2011, respectively. At September 28, 2012, we had $1,307 million of availability remaining under our share repurchase authorization. Purchases made both pursuant to the Secondary Line and by a subsidiary are subject to this authorization.

Reserves from Capital Contributions and Contributed Surplus

Reserves from capital contributions and contributed surplus (as determined for Swiss tax purposes), subject to certain conditions, are freely distributable reserves. As of September 28, 2012 and September 30, 2011, reserves from capital contributions were CHF 9,745 million (equivalent to $8,940 million).

Recently enacted Swiss tax law, Corporate Tax Law Reform II (the "Law"), allows us to make distributions to shareholders from reserves from capital contributions (or contributed surplus) that are no longer subject to Swiss withholding tax. In anticipation of adopting the Law, the Swiss Federal Tax Administration ("FTA") approved contributed surplus of CHF 10,059 million (equivalent to $9,273 million) (as reduced to CHF 9,745 million by distributions approved by shareholders in March 2011) as qualifying for distribution free from withholding tax under the Law. During the second quarter of fiscal 2012, our shareholders approved a resolution to reclassify contributed surplus in the amount of CHF 9,745 million from free reserves (contributed surplus) to legal reserves (reserves from capital contributions), a provisional reclassification made at September 30, 2011 while we were in discussions with the Swiss tax authorities regarding the presentation of reserves from capital contributions under the Law. Also during the second quarter of fiscal 2012, we received a favorable outcome from the FTA related to our classification of reserves from capital contributions that confirms our presentation of reserves from capital contributions as a free reserve on our balance sheets. In July 2012, our shareholders approved a resolution to reclassify reserves from capital contributions as of March 30, 2012 in the amount of CHF 9,745 million from legal reserves (reserves from capital contributions) to free reserves (reserves from capital contributions), with effect as of March 30, 2012.

During fiscal 2011, we received a ruling from the FTA that all quarterly distributions from contributed surplus approved by shareholders in March 2011 (see "Distributions to Shareholders" below) were not subject to withholding tax.

General Reserve

To comply with the Swiss Code of Obligations, 5% of annual net income must be appropriated to our general reserve until the general reserve equals 20% of share capital. Because of our accumulated deficit position, we have not proposed any appropriations to the general reserve. The general reserve is not a distributable reserve.

5. Equity (Continued)

Distributions to Shareholders

Under current Swiss law, subject to certain conditions, distributions to shareholders made in the form of a reduction of registered share capital or from reserves from capital contributions are exempt from Swiss withholding tax. See "Reserves from Capital Contributions and Contributed Surplus" for additional information regarding our ability to make distributions free from withholding tax. Distributions or dividends on our shares must be approved by our shareholders.

As of September 24, 2010, capital reductions previously approved by our shareholders and filed with the commercial register had reduced the par value of our common shares from CHF 2.60 (equivalent to $2.40), our par value at our change of domicile in June 2009, to CHF 1.73 (equivalent to $1.60).

During the quarters ended December 24, 2010 and March 25, 2011, we paid the third and fourth installments of the capital reduction distribution originally approved in March 2010 at a rate of $0.16 per installment. These capital reductions reduced the par value of our common shares from CHF 1.73 (equivalent to $1.60) to CHF 1.37 (equivalent to $1.28).

In March 2011, our shareholders approved a dividend payment to shareholders of CHF 0.68 (equivalent to $0.72) per share out of contributed surplus, payable in four equal quarterly installments beginning in the third quarter of fiscal 2011 through the second quarter of fiscal 2012 to shareholders of record on specified dates in each of the four quarters. We paid the installments of the dividend at a rate of $0.18 per share during each of the quarters ended June 24, 2011, September 30, 2011, December 30, 2011, and March 30, 2012.

In March 2012, our shareholders approved a cash distribution to shareholders in the form of a capital reduction to the par value of our common shares of CHF 0.80 (equivalent to $0.84) per share, payable in four equal quarterly installments beginning in the third quarter of fiscal 2012 through the second quarter of fiscal 2013. We paid the first and second installments of the distribution at a rate of $0.21 per share during each of the quarters ended June 29, 2012 and September 28, 2012. These capital reductions reduced the par value of our common shares from CHF 1.37 (equivalent to $1.28) to CHF 0.97 (equivalent to $0.86). The unpaid balances are recorded in approved but unpaid distributions to shareholders on our balance sheets.

6. Executive Compensation

The following table summarizes the compensation of our chief executive officer and the chief financial officers and the three other most highly compensated executive officers as a group for fiscal 2012 and 2011 (the "named executive officers").

Name and Principal Position	Year	Salary[3] ($)	Bonus[4] ($)	Stock Awards[5] ($)	Option Awards[6] ($)	Non-Equity Incentive Plan Compensation[7] ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings[8] ($)	All Other Compensation[9] ($)	Total ($)
Thomas Lynch, Chief Executive Officer	2012	$1,000,000	—	$2,083,196	$5,301,950	$1,062,500	—	$ 383,295	$ 9,830,941
	2011	$1,005,769	—	$2,211,339	$4,789,700	$1,250,000	—	$ 443,238	$ 9,700,046
Chief Financial Officers[1] and three other most highly compensated executive officers[2]	2012	$2,320,837	$850,000	$4,074,182	$5,150,425	$1,842,832	$125,471	$1,580,830	$15,944,577
	2011	$2,131,596	—	$2,237,497	$4,847,735	$1,729,752	$229,821	$1,387,480	$12,563,881

(1) In July 2012, we announced the appointment of a new chief financial officer effective August 1, 2012. The information included in all tables referencing the chief financial officers includes the compensation associated with both the former and current chief financial officers for fiscal 2012.

(2) For fiscal 2012, one executive was paid (in total or in part) outside the U.S. in other currencies, while all other executives were paid in U.S. dollars. To convert compensation values to U.S. dollars, the average monthly conversion rates as determined by TE Connectivity finance were used. The following is the conversion rate relevant for fiscal 2012 for the above table: $0.158:CNY 1. For fiscal 2011, two executives were paid (in total or in part) outside the U.S in other currencies. The following are the conversion rates relevant for fiscal 2011 for the above table: $1.394:EUR 1 and $1.602:GBP 1.

(3) Amounts shown are not reduced to reflect the named executive officers' elections, if any, to defer receipt of salary into the Tyco Electronics Corporation Supplemental Savings and Retirement Plan ("SSRP").

(4) Our new chief financial officer received a cash sign-on bonus to compensate for bonus and equity forfeited when he left his previous employer. Half of the sign-on bonus was paid in fiscal 2012, and the remaining half will be paid in the first quarter of fiscal 2013.

(5) This amount represents the grant date fair value of restricted stock units ("RSUs") calculated using the provisions of Accounting Standards Codification ("ASC") 718, *Compensation—Stock Compensation*. All dividend equivalent units earned on unvested RSUs are reported in the All Other Compensation table, shown below.

(6) This amount represents the grant date fair value of stock options calculated using the provisions of ASC 718.

(7) Represents amounts earned under the TE Connectivity Ltd. Annual Incentive Plan. Amounts shown are not reduced to reflect the named executive officers' elections, if any, to defer receipt of awards into the SSRP.

(8) Represents the aggregate change in actuarial present value of the accumulated benefits for one executive in fiscal 2012 and two executives in fiscal 2011 under their respective pension plans. The change in pension value reported in fiscal 2011 was understated for one of the executives by $12,767. The table above reflects that corrected amount.

(9) See the All Other Compensation table below for a more detailed breakdown of the amounts shown, which include perquisites and company match on employee contributions to the TE Connectivity Ltd. Employee Stock Purchase Plan (the "ESPP"), our qualified and nonqualified defined contribution plans, and other amounts. The amounts reflected in the table for perquisites are our incremental cost. We also provide group life, health, hospitalization, and medical reimbursement plans which do not discriminate in scope, terms, or operation in favor of officers and are available to all full-time employees.

6. Executive Compensation (Continued)

All Other Compensation

Name and Principal Position	Year	Perquisites[a] ($)	Insurance Premiums[b] ($)	Dollar Value of Dividends not factored into Grant Date Fair Value[c] ($)	ESPP Company Match[d] ($)	Company Contributions to DC Plans[e] ($)	All Other Compensation ($)
Thomas Lynch,							
Chief Executive Officer	2012	$ 123,329	—	$143,716	$3,750	$112,500	$ 383,295
	2011	$ 126,567	—	$141,190	$3,750	$171,731	$ 443,238
Chief Financial Officers and three other most highly compensated executive officers	2012	$1,192,424	$497	$134,940	—	$252,969	$1,580,830
	2011	$1,004,168	$462	$128,128	—	$254,722	$1,387,480

(a) Amounts reflect a cash perquisite allowance under the executive flexible perquisites allowance program which provides a cash allowance of 10% of base salary for executives whose employment is based in the United States. Amounts for fiscal 2012 and 2011 also include, for our Chief Executive Officer, amounts for non-business use of our aircraft. We own an aircraft that we use for business purposes. Mr. Lynch uses the aircraft for business purposes, but occasionally he will make a non-business related stop while on a business trip, provide travel to a family member while on a business trip, or will travel on the aircraft to attend meetings of the Thermo Fisher Scientific Inc. board of directors, of which he is a member. The amounts listed above include the direct variable costs and the value of the lost corporate tax benefits associated with travel provided to family members while Mr. Lynch was on a business trip and travel to attend Thermo Fisher Scientific Inc. board meetings during fiscal 2012, and a non-business related stop and travel on the aircraft to attend Thermo Fisher Scientific Inc. board meetings during fiscal 2011. Amounts for fiscal 2012 include various miscellaneous repatriation expenses and U.S. tax gross-up payments pertaining to a 2011 expatriate assignment in Germany for one executive, and cash allowances (goods, services and utilities), housing and management fees, language training, home leave travel costs, miscellaneous fees and expenses, China tax payments, U.S. tax gross-up payments, personal tax preparation assistance, and car and driver expenses for another executive on expatriate assignment in China. Housing, utilities, car and driver expenses, and local tax payments were reported in local currency. Due to the timing of payments in fiscal 2012, the following range of exchange rates, primarily as determined by TE Connectivity finance, was used to convert to U.S. dollars: $0.157—$0.159:CNY 1. Fiscal 2012 amounts for our new chief financial officer include relocation benefit value and the direct variable costs associated with travel on our aircraft that was provided to him while he was transitioning to the Company as a new hire. Amounts for fiscal 2011 also include, for one executive outside the United States, a company provided automobile, and, for one executive on expatriate assignment, costs which include cash allowances (goods and services and utilities), housing and management fees, education for dependents, home leave travel costs, and miscellaneous repatriation allowances; the amount also includes German tax payments, U.S. tax gross-up payments, personal tax preparation assistance, the imputed value of the company provided automobile, fuel charges, and automobile maintenance and repairs. Automobile values, fuel, and maintenance charges were reported in Great Britain pounds and euros for each executive, respectively; German taxes were reported in euros. Due to the timing of payments in fiscal 2011, the following range of exchange rates, primarily as determined by TE Connectivity finance, was used to convert to U.S. dollars: $1.321—$1.441:EUR 1 and $1.550—$1.638:GBP 1.

(b) Represents the additional income reported for one executive for participation in a company paid life insurance program.

(c) Represents the value of dividend equivalent units credited in the fiscal year using the close price on the date of the crediting.

(d) Represents the company matching contribution made under the ESPP.

6. Executive Compensation (Continued)

(e) Reflects contributions made on behalf of the named executive officers under our qualified defined contribution plan and accruals on behalf of the named executive officers under the SSRP (also a defined contribution plan), as follows:

Name	Year	Company Matching Contribution (Qualified Plan)	Company Contribution (Non-Qualified Plan)
Thomas Lynch,			
Chief Executive Officer	2012	$12,500	$100,000
	2011	$12,250	$159,481
Chief Financial Officers and three other most highly			
compensated executive officers(*)	2012	$62,996	$189,973
	2011	$46,371	$208,351

(*) Included in the amount above is an additional matching contribution of $5,390 for both fiscal 2012 and 2011 for one of the referenced executives as a result of a frozen defined benefit plan.

No loans or guarantees were granted to named executive officers in fiscal 2012.

7. Compensation of Non-Employee Directors

Fiscal 2012 compensation of each director who is not our salaried employee or an employee of our subsidiaries was set at $215,000 per annum, payable $80,000 in cash and $135,000 in equity value. The chair of the audit committee received an additional $25,000 cash retainer and the chairs of the management development and compensation committee and nominating, governance and compliance committee each received an additional $15,000 cash retainer. The chairman of the board received an additional retainer fee of $160,000 ($100,000 in cash and $60,000 in equity value). Audit committee members, including the chair, each received an additional $10,000 in cash compensation. Directors who are employees of us or our subsidiaries do not receive any compensation for their services as directors.

Each non-employee director received the equity component of their compensation in the form of a grant of common shares of TE Connectivity Ltd., with the exception of Dr. Gromer, who received the equity component of his compensation in the form of deferred stock units ("DSUs"). Under current U.S. tax law, our U.S.-based non-employee directors cannot defer any portion of their compensation, including DSUs, and therefore, they were issued common shares (which are immediately taxable) in lieu of DSUs. Because Dr. Gromer is a German citizen, he receives his equity compensation in the form of DSUs.

DSUs awarded to Dr. Gromer vested immediately upon grant, and will be paid in common shares within 30 days following termination (subject to the previously-existing option of deferring the payout). Dividend equivalents or additional DSUs are credited to a non-employee director's DSU account when dividends or distributions are paid on our common shares.

Fiscal 2013 compensation for non-employee directors will be the same as fiscal 2012.

We reimburse our board members for expenses incurred in attending board and committee meetings or performing other services for us in their capacities as directors. Such expenses include food, lodging, and transportation.

7. Compensation of Non-Employee Directors (Continued)

The following table discloses the cash and equity awards paid to each of our non-employee directors during fiscal 2012 and 2011.

Name	Fiscal Year	Fees Earned or Paid in Cash[(1)] ($)	Stock Awards[(2)] ($)	Option Awards ($)	All Other Compensation[(3)] ($)	Total ($)
Pierre Brondeau	2012	$ 90,000	$133,925	—	$ 8,949	$232,874
	2011	$ 90,000	$148,547	—	$ 7,649	$246,196
Ram Charan[(4)]	2011	$ 40,000	—	—	$ 7,649	$ 47,649
Juergen Gromer	2012	$ 85,000	$133,925	—	$20,406	$239,331
	2011	$ 80,000	$148,547	—	$14,810	$243,357
Robert Hernandez[(5)]	2012	$ 33,333	$ 66,945	—	$14,091	$114,369
	2011	$ 80,000	$148,547	—	$17,649	$246,196
William Jeffrey[(6)]	2012	$ 46,667	$ 77,166	—	$13,333	$137,166
Yong Nam[(6)]	2012	$ 46,667	$ 77,166	—	$40,000	$163,833
Daniel Phelan	2012	$ 80,000	$133,925	—	$20,244	$234,169
	2011	$ 80,000	$148,547	—	$12,649	$241,196
Frederic Poses	2012	$195,000	$193,454	—	$20,027	$408,481
	2011	$195,000	$214,557	—	$ 8,567	$418,124
Lawrence Smith	2012	$115,000	$133,925	—	$21,975	$270,900
	2011	$115,000	$148,547	—	$20,232	$283,779
Paula Sneed	2012	$ 85,000	$133,925	—	$24,900	$243,825
	2011	$ 90,000	$148,547	—	$19,385	$257,932
David Steiner	2012	$ 95,000	$133,925	—	$18,949	$247,874
	2011	$ 95,000	$148,547	—	$ 7,649	$251,196
John Van Scoter	2012	$ 80,000	$133,925	—	$ 6,795	$220,720
	2011	$ 80,000	$148,547	—	$ 6,592	$235,139

(1) The amounts shown represent the amount of cash compensation earned for board and committee services. For fiscal 2012 and 2011, Mr. Poses received additional fees for his work as the board chair. For fiscal 2012 and 2011, Mr. Poses, Mr. Smith, and Mr. Steiner each received additional fees for their roles as chair of the nominating, governance and compliance committee, the audit committee, and the management development and compensation committee, respectively. For fiscal 2012, Dr. Brondeau and Mr. Smith each received for the full year the additional audit committee cash retainer for serving on the committee. Ms. Sneed received an additional partial cash retainer for serving on the audit committee for the first two quarters of fiscal year 2012; Dr. Gromer received an additional partial cash retainer for serving on the audit committee for the final two quarters of fiscal year 2012. For fiscal 2011, Dr. Brondeau, Mr. Smith, and Ms. Sneed each received for the full year the additional cash retainer for serving on the audit committee. The amount for Dr. Gromer reflects the U.S. dollar equivalent for fees earned as Dr. Gromer is paid in euros.

(2) On November 14, 2011, Dr. Brondeau, Mr. Phelan, Mr. Poses, Mr. Smith, Mr. Steiner, Mr. Van Scoter, and Ms. Sneed each received a grant of 3,883 common shares. Dr. Gromer received an award of 3,883 DSUs. Mr. Poses received an additional 1,726 shares in equity compensation as chairman. On November 8, 2010, each director then serving on our board of directors, excluding Dr. Charan, received a grant of 4,404 common shares, except for Dr. Gromer who received his award in the form of DSUs. Mr. Poses received an additional 1,957 shares in equity compensation as chairman. In fiscal 2012, in determining the number of common shares and DSUs to be issued, we used the average daily closing price for the 20 day period prior to the grant date ($34.77 per share), the same methodology used to determine employee equity awards. The grant date fair value of these awards, as shown above for fiscal 2012, was calculated by using the closing price of TE Connectivity Ltd. common shares on the date of grant ($34.49 per share). In fiscal 2011, in determining the number of common shares and DSUs to be issued, we used the average daily closing price in the month preceding grant ($30.66 per

7. Compensation of Non-Employee Directors (Continued)

share), the same methodology used to determine fiscal 2011 employee equity awards. The grant date fair value of these awards, as shown above for fiscal 2011, was calculated by using the closing price of TE Connectivity Ltd. common shares on the date of grant ($33.73 per share). On March 7, 2012, Dr. Jeffrey and Mr. Nam each received a grant of 2,206 common shares. In determining the number of common shares issued, we used the average daily closing price for the 20 day period prior to the grant date ($35.70 per share). The grant date fair value of these awards, as shown above for fiscal 2012, was calculated by using the closing price of TE Connectivity Ltd. common shares on the date of grant ($34.98 per share). The common shares and DSUs vested immediately and non-employee directors receive dividend equivalents in connection with any DSU award granted to them.

(3) Amounts shown represent the value of dividend equivalent units earned on current and prior DSU awards calculated using the market value on the date of the dividend, company matching gift contributions made on behalf of certain directors under TE Connectivity's matching gift program, and amounts reimbursed to Mr. Phelan and Ms. Sneed for expenses incurred when attending continuing education courses. Our board governance principles encourage directors to attend certain continuing education courses that are related to their duties as directors, and provide that we will reimburse the costs associated with attending one course every two years. For Dr. Jeffrey and Mr. Nam, amounts also include fees paid for consulting services performed prior to being elected to the board.

(4) On March 9, 2011, Dr. Charan left the board of directors. Cash compensation for Dr. Charan was pro-rated for his service during fiscal 2011; Dr. Charan did not receive a fiscal 2011 stock award.

(5) On November 14, 2011, Mr. Hernandez received a fiscal 2012 stock award of 1,941 common shares, and left the board effective March 7, 2012. The number of common shares issued to Mr. Hernandez was determined in the same manner applied to all grants on November 14, 2011 and reflects a pro-ration of his service during fiscal 2012. Cash compensation for Mr. Hernandez was pro-rated for his service during fiscal 2012.

(6) On March 7, 2012, Dr. Jeffrey and Mr. Nam were elected to our board of directors. Cash compensation for Dr. Jeffrey and Mr. Nam was pro-rated for their service during fiscal 2012.

No loans or guarantees were granted to members of the board of directors in fiscal 2012. During fiscal 2012, the TE Group engaged in commercial transactions in the normal course of business with companies where our directors were employed and served as officers. Purchases from such companies aggregated less than one percent of our consolidated net sales during fiscal 2012.

8. Security Ownership of Board of Directors and Executive Officers

The following table sets forth the shares, options and stock units held as of September 28, 2012 by each member of our board of directors, our chief executive officer and the other executive officers as a group whose compensation is aggregated in the compensation table in Note 6 for fiscal 2012.

	Shares Held	Options Held[(1)]	Options Exercise Price	Fiscal Years of Expiration	RSUs/DSUs Held[(2)]
Board of Directors:					
Pierre Brondeau	12,194	—	—	—	11,635
Juergen Gromer	77,477	—	—	—	26,561
William Jeffrey	1,654	—	—	—	—
Thomas Lynch[(3)]	255,354	4,044,702	$14.56–$41.38	2014–2022	186,851
Yong Nam	1,654	—	—	—	—
Daniel Phelan	10,699	—	—	—	11,635
Frederic Poses	192,177	—	—	—	13,042
Lawrence Smith	21,634[(4)]	—	—	—	15,571
Paula Sneed	11,899	—	—	—	14,282
David Steiner	10,699	—	—	—	11,635
John Van Scoter	13,295	—	—	—	6,231
Executive Officers:					
Thomas Lynch[(3)]	255,354	4,044,702	$14.56–$41.38	2014–2022	186,851
Other executive officers	119,078[(5)]	2,606,389	$14.11–$41.38	2014–2022	225,619

(1) Each option provides the right to purchase one share at the exercise price. Subject to acceleration upon certain events, the stock options are exercisable in equal installments on anniversaries of the grant dates and are fully exercisable on the fourth anniversaries of the grant dates.

(2) Executive officers hold RSUs and certain directors hold DSUs. Subject to acceleration upon certain events, the RSUs vest over time on anniversaries of the grant dates, are settled in shares upon vesting on a one-for-one basis, and receive dividend equivalent stock units. The DSUs are vested upon issuance, generally will be settled in shares on a one-for-one basis within 30 days following the director's termination, and receive dividend equivalent stock units.

(3) Mr. Lynch is a member of the board of directors and chief executive officer.

(4) Includes 1,860 shares held in a trust and 3,000 shares held in a family limited partnership over which Mr. Smith has dispositive power. Mr. Smith disclaims beneficial ownership of such shares.

(5) Includes 7,510 shares held in a trust over which an executive officer has dispositive power.

9. Significant Shareholders

The following table sets forth the information indicated for persons or groups known to us to be beneficial owners of more than 5% of our outstanding shares beneficially owned as of September 28, 2012.

Name and Address of Beneficial Owner	Number of Shares	Percentage of Class
Dodge & Cox[(1)] 555 California Street, 40th Floor San Francisco, CA 94104	34,866,120	8.2%
Janus Capital Management LLC[(2)] 151 Detroit Street Denver, CO 80206	29,600,102	7.0%
Capital World Investors[(3)] 333 South Hope Street Los Angeles, CA 90071	23,946,500	5.7%
Harris Associates L.P.[(4)] Two North LaSalle Street, Suite 500 Chicago, IL 60602	23,137,428	5.5%

(1) This information is based on a Schedule 13G/A filed with the SEC on February 10, 2012 by Dodge & Cox, which reported sole voting power and sole dispositive power as follows: sole voting power—33,498,619 and sole dispositive power—34,866,120.

(2) This information is based on a Schedule 13G filed with the SEC on February 14, 2012 by Janus Capital Management LLC ("Janus Capital"). Janus Capital reported the following information in its Schedule 13G. It has a direct 94.8% ownership stake in INTECH Investment Management ("INTECH") and a direct 77.8% ownership stake in Perkins Investment Management LLC ("Perkins"). Due to the above ownership structure, holdings for Janus Capital, Perkins and INTECH are aggregated for purposes of the Schedule 13G filing. Janus Capital, Perkins and INTECH are registered investment advisers, each furnishing investment advice to various investment companies registered under Section 8 of the Investment Company Act of 1940 and to individual and institutional clients (collectively, the "Managed Portfolios"). As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, Janus Capital may be deemed to be the beneficial owner of 29,158,602 shares held by the Managed Portfolios and has sole voting and dispositive power with respect to these shares. As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, INTECH may be deemed to be the beneficial owner of 441,500 shares held by the Managed Portfolios and Janus Capital has shared voting and dispositive power with respect to these shares.

(3) This information is based on a Schedule 13G filed with the SEC on February 10, 2012 by Capital World Investors, a division of Capital Research and Management Company ("CRMC"), which reported sole voting and sole dispositive power as follows: sole voting power—23,946,500 and sole dispositive power—23,946,500. As a result of CRMC's role as investment advisor to various investment companies, Capital World Investors may be deemed to be the beneficial owner of the shares.

(4) This information is based on a Schedule 13G filed with the SEC on February 14, 2012 by Harris Associates L.P. and its general partner, Harris Associates Inc., which reported sole voting power and sole dispositive power as follows: sole voting power—23,137,428 and sole dispositive power—23,137,428. As a result of advisory and other relationships with persons who own the shares, Harris Associates L.P. may be deemed to be the beneficial owner of the shares.

10. Subsidiaries of the Company

We are the ultimate holding company of all subsidiaries of the TE Group. Our direct subsidiaries and significant subsidiaries of the TE Group, as determined based on net sales or total assets and all of which are wholly owned indirectly by us, were as follows as of September 28, 2012:

Entity Name	Jurisdiction	Direct or Indirect Holding	Nominal Capital[1]	Purpose[2]
Tyco Electronics Group S.A.	Luxembourg	Direct	$ 1	F
Tyco Electronics Holdings (Bermuda) No. 7 Ltd.	Bermuda	Direct	$ —	F
Tyco Electronics Verwaltungs GmbH	Germany	Direct	EUR —	F
ADC Telecommunications, Inc.	United States	Indirect	$ 68	M
TE Connectivity HK Limited.	Hong Kong	Indirect	$ 380	S
TE Connectivity Solutions GmbH	Switzerland	Indirect	CHF —	S
Tyco Electronics (Shanghai) Co., Ltd.	China	Indirect	CNY 6	M
Tyco Electronics AMP GmbH	Germany	Indirect	EUR 78	M
Tyco Electronics AMP Korea Limited	South Korea	Indirect	KRW 6,000	M
Tyco Electronics Brasil Ltda.	Brazil	Indirect	BRL 63	M
Tyco Electronics Corporation	United States	Indirect	$ 460	M
Tyco Electronics Holding S.à r.l.	Luxembourg	Indirect	$ 1,079	F
Tyco Electronics Japan G.K.	Japan	Indirect	JPY 21,776	M
Tyco Electronics Raychem GmbH	Germany	Indirect	EUR 15	M
Tyco Electronics Services GmbH	Switzerland	Indirect	$ 2	F
Tyco Electronics Singapore Pte Ltd.	Singapore	Indirect	$ —	M
Tyco Electronics Subsea Communications LLC	United States	Indirect	$ 130	M
Tyco Electronics UK Ltd.	United Kingdom	Indirect	GBP 245	M

(1) Nominal capital is presented in millions for the currencies noted as of September 28, 2012. Nominal capital denoted with a "—" is insignificant.

(2) "F" denotes the primary purpose as a holding or financing company; "M" denotes the primary purpose as manufacturing and production; "S" denotes the primary purpose as sales and distribution.

REPORT OF THE STATUTORY AUDITOR ON THE SWISS STATUTORY FINANCIAL STATEMENTS OF TE CONNECTIVITY LTD.

To the General meeting of
TE CONNECTIVITY LTD., SCHAFFHAUSEN

Report of the Statutory Auditor on the financial statements

As Statutory Auditor, we have audited the accompanying financial statements of TE Connectivity Ltd. (the "Company"), which comprise the statement of operations, balance sheet and notes (pages 135 – 153) for the year ended September 28, 2012.

Board of Directors' Responsibility

The Board of Directors is responsible for the preparation of the financial statements in accordance with the requirements of Swiss law and the Company's articles of association. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error. The Board of Directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Swiss law and Swiss Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity's preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control system. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements for the year ended September 28, 2012 comply with Swiss law and the Company's articles of association.

Report on Other Legal Requirements

We confirm that we meet the legal requirements on licensing according to the Auditor Oversight Act ("AOA") and independence (Article 728, CO, and Article 11, AOA) and that there are no circumstances incompatible with our independence.

In accordance with Article 728a, paragraph 1, item 3, CO, and Swiss Auditing Standard 890, we confirm that an internal control system exists, which has been designed for the preparation of financial statements according to the instructions of the Board of Directors.

We recommend that the financial statements submitted to you be approved.

Deloitte AG

/s/ Martin Welser
Licensed Audit Expert
Auditor in charge

/s/ James D. Horiguchi

Zurich, November 13, 2012

500,000

HIGHLY ENGINEERED PRODUCTS





CORPORATE DATA

REGISTERED & PRINCIPAL EXECUTIVE OFFICE
TE Connectivity Ltd.
Rheinstrasse 20
CH-8200 Schaffhausen
Switzerland
+41.0.52.633.66.61

INDEPENDENT AUDITORS
Deloitte & Touche LLP
1700 Market Street
Philadelphia, PA 19103

Deloitte AG
General Guisan-Quai 38
CH-8022 Zurich
Switzerland

STOCK EXCHANGE
The company's common shares are traded on the New York Stock Exchange (NYSE) under the ticker symbol TEL.

FORM 10-K
Copies of the company's Annual Report on Form 10-K for the fiscal year ended September 28, 2012 may be obtained by shareholders without charge upon written request to TE Connectivity Ltd., Rheinstrasse 20, CH-8200 Schaffhausen, Switzerland. The Annual Report on Form 10-K is also available on the company's website at **www.te.com.**

SHAREHOLDER SERVICES
Registered shareholders (shares held in your own name with our transfer agent) with requests such as change of address or dividend checks should contact TE Connectivity's transfer agent at:

Computershare Shareowner
Services LLC
480 Washington Boulevard
Jersey City, NJ 07310
866.258.4745
www.computershare.com

Beneficial shareholders (shares held with a bank or broker) should contact the bank or brokerage holding their shares with their requests.

Other shareholder inquiries may be directed to TE Connectivity Shareholder Services at the company's registered office address.

www.te.com

This document was printed using soy-based inks and paper containing 30% postconsumer recycled fiber. The paper was produced by a Forest Stewardship Council™ (FSC®) Chain of Custody supplier. Printing was done according to ISO workflow procedures.

001-AR-2012


FSC
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MIX
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APPLIED DNA SCIENCES, INC.
25 HEALTH SCIENCES DRIVE, SUITE 215
STONY BROOK, NEW YORK 11790
(631) 444-8090

January 15, 2013

Dear Stockholder:

You are cordially invited to attend the 2013 Annual Meeting of Stockholders of Applied DNA Sciences, Inc. ("*Applied DNA Sciences*," the "*Company*," "*we*" or "*us*") to be held at 10:00 a.m., local time, on Friday, March 1, 2013, at the Center of Excellence in Wireless and Information Technology, Stony Brook, New York 11790. Directions to the Center of Excellence in Wireless and Information Technology can be found on our website at *www.adnas.com.*

At the meeting you will be asked to elect six directors, to approve an advisory vote on executive compensation, to hold an advisory vote on the frequency of future executive compensation advisory votes, and to ratify our appointment of RBSM LLP as our independent registered public accounting firm for the fiscal year ending September 30, 2013. In addition, we will be pleased to report on our affairs and a discussion period will be provided for questions and comments of general interest to stockholders. Detailed information with respect to these matters is set forth in the accompanying Proxy Statement. In addition, the Proxy Statement, Annual Report and a form of proxy card are available on the Internet at www.proxyvote.com.

We look forward to greeting personally those stockholders who are able to attend the meeting in person. However, whether or not you plan to be with us at the meeting, it is important that your shares be represented. Stockholders of record at the close of business on January 2, 2013 are entitled to notice of and to vote at the meeting. We will be using the "Notice and Access" method of providing proxy materials to you via the Internet. On or about January 15, 2013, we will mail to our stockholders a Notice of Availability of Proxy Materials containing instructions on how to access our Proxy Statement and our 2012 Annual Report and vote electronically via the Internet. The Notice also contains instructions on how to receive a paper copy of your proxy materials.

You may vote over the Internet, or, if you requested to receive printed proxy materials, you can also vote by mail or telephone pursuant to instructions provided on the proxy card. Please review the instructions on each of your voting options described in this proxy statement, as well as in the Notice you received in the mail.

Thank you for your ongoing support of Applied DNA Sciences.

Very truly yours,

James A. Hayward
Chairman, President
and Chief Executive Officer

APPLIED DNA SCIENCES, INC.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Notice is hereby given that the 2013 Annual Meeting of Stockholders will be held on Friday, March 1, 2013 at 10:00 a.m., local time, at the Center of Excellence in Wireless and Information Technology, Stony Brook, New York 11790 for the following purposes:

- to elect six (6) directors, constituting the entire Board of Directors, to serve for the ensuing year;
- to approve an advisory vote on executive compensation;
- to hold an advisory vote on the frequency of future executive compensation advisory votes;
- to ratify the appointment of RBSM LLP as our independent registered public accounting firm for the fiscal year ending September 30, 2013; and
- to consider and act upon such other matters as may properly come before the meeting or any postponement or adjournment of the meeting.

All stockholders of record at the close of business on January 2, 2013 are entitled to notice of and to vote at the meeting or any postponements or adjournments of the meeting. A list of stockholders eligible to vote at the meeting will be available for inspection at the meeting and for a period of ten days prior to the meeting during regular business hours at our corporate headquarters at Applied DNA Sciences, 25 Health Sciences Drive, Suite 215, Stony Brook, New York 11790.

Your vote is very important. Whether or not you plan to attend the Annual Meeting, we encourage you to read this proxy statement and submit your proxy or voting instructions as soon as possible. For specific instructions on how to vote your shares, please refer to the instructions on the Notice of Internet Availability of Proxy Materials (Notice) you received in the mail, the section entitled "About the Annual Meeting" beginning on page 1 of this proxy statement or, if you requested to receive printed proxy materials, your enclosed proxy card.

DR. MING-HWA BENJAMIN LIANG
Secretary

Stony Brook, New York
January 15, 2013

APPLIED DNA SCIENCES, INC.
25 HEALTH SCIENCES DRIVE, SUITE 215
STONY BROOK, NEW YORK 11790

PROXY STATEMENT

Our Board of Directors has made this proxy statement and related materials available to you on the internet, or, upon your request, has delivered printed proxy materials to you by mail, in connection with the Board of Directors' solicitation of proxies for use at the 2013 Annual Meeting of Stockholders (the "*Annual Meeting*") of Applied DNA Sciences to be held on Friday, March 1, 2013, beginning at 10:00 a.m., local time, at the Center of Excellence in Wireless and Information Technology, Stony Brook, New York 11790, and at any postponements or adjournments of the Annual Meeting. As a stockholder, you are invited to attend the Annual Meeting and are requested to vote on the items of business described in this proxy statement.

About the Annual Meeting

Why did I receive a notice in the mail regarding the internet availability of proxy materials instead of a full set of proxy materials?

In accordance with rules adopted by the Securities and Exchange Commission ("*SEC*"), we are providing access to our proxy materials over the internet. Accordingly, we are sending a Notice Regarding Availability of Proxy Materials (the "*Notice*") to our stockholders of record and beneficial owners as of the record date. The mailing of the Notice to our stockholders is scheduled to begin on or about January 15, 2013. All stockholders will have the ability to access the proxy materials and the Annual Report on Form 10-K for the fiscal year ended September 30, 2012 on a website referred to in the Notice or request to receive a printed set of the proxy materials and that Annual Report. Instructions on how to access the proxy materials over the internet or to request a printed copy may be found in the Notice. Stockholders may also request to receive proxy materials and our Annual Report on Form 10-K in printed form by mail or electronically by e-mail on an ongoing basis.

How do I get electronic access to the proxy materials?

The Notice will provide you with instructions regarding how to:

- View our proxy materials for the Annual Meeting on the internet; and
- Instruct us to send our future proxy materials to you electronically by email.

Choosing to receive your future proxy materials by email will save us the cost of printing and mailing documents to you, and will reduce the impact of printing and mailing these materials on the environment. If you choose to receive future proxy materials by email, you will receive an email next year with instructions containing a link to those materials and a link to the proxy voting site. Your election to receive proxy materials by email will remain in effect until you terminate it.

What is the purpose of the Annual Meeting?

At our Annual Meeting, stockholders will act upon the matters outlined in the notice of meeting on the cover page of this proxy statement, consisting of the election of six directors, the approval of an advisory vote on executive compensation, the holding of an advisory vote on the frequency of future executive compensation advisory votes, the ratification of the appointment of RBSM LLP as our independent registered public accounting firm and such other business that may properly come before the meeting. In addition, management will report on our performance during the fiscal year ended September 30, 2012 and respond to questions from stockholders. Our Board of Directors is not currently aware of any other matters which will come before the meeting.

How do proxies work?

The Board of Directors is asking for your proxy. Giving us your proxy means that you authorize us to vote your shares at the Annual Meeting in the manner you direct. You may vote for all, some, or none of our director nominees. You may vote for or against the approval of an advisory vote on executive compensation. You may vote for one of the three options in the advisory vote on the frequency of future executive compensation advisory votes. You may also vote for or against the ratification of our selection of RBSM LLP as our independent registered public accounting firm.

Who is entitled to vote at the Annual Meeting?

Only stockholders of record at the close of business on January 2, 2013, the record date for the meeting, are entitled to receive notice of and to participate in the Annual Meeting, or any postponements and adjournments of the meeting. If you were a stockholder of record on that date, you will be entitled to vote all of the shares you held on that date at the meeting, or any postponements or adjournments of the meeting.

On January 2, 2013, the record date for the meeting, there were 656,935,238 shares of Common Stock outstanding. Each outstanding share of Common Stock is entitled to one vote on each of the matters presented at the Annual Meeting or postponements and adjournments of the meeting.

What constitutes a quorum?

The presence at the meeting, in person or by proxy, of the holders of a majority of the outstanding shares of Common Stock as of the record date will constitute a quorum, permitting the meeting to conduct its business. As of the record date, 656,935,238 shares of Common Stock, representing the same number of votes, were outstanding. Thus, the presence of holders representing at least 328,467,620 shares will be required to establish a quorum. If a stockholder abstains from voting as to any matter, then the shares held by such stockholder shall be deemed present at the meeting for purposes of determining a quorum. If a broker returns a "non-vote" proxy, indicating a lack of voting instructions by the beneficial holder of the shares and a lack of discretionary authority on the part of the broker to vote on a particular matter, then the shares covered by such non-vote proxy shall be deemed present at the meeting for purposes of determining a quorum, but otherwise shall have no effect since the shares are not entitled to vote with regard to a proposal.

How can I vote my shares?

In person. Shares held in your name as the stockholder of record may be voted by you in person at the Annual Meeting. Shares held beneficially in street name may be voted by you in person at the Annual Meeting only if you obtain a legal proxy from the broker, bank, trustee, or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the Annual Meeting, we recommend that you also submit your proxy or voting instructions as described below so that your vote will be counted if you later decide not to attend the meeting.

By proxy. Whether you hold shares directly as the stockholder of record or beneficially in street name, you may direct how your shares are voted without attending the Annual Meeting. If you are a stockholder of record, you may vote by proxy. You can vote by proxy over the internet by following the instructions provided in the Notice, or, if you requested to receive printed proxy materials, you can also vote by mail or telephone pursuant to instructions provided on the proxy card. If you hold shares beneficially in street name, you may also vote by proxy over the internet by following the instructions provided in the Notice, or, if you requested to receive printed proxy materials, you can also vote by telephone or mail by following the instructions provided on the proxy card.

What happens if additional matters are presented at the Annual Meeting?

Other than the four items of business described in this proxy statement, we are not aware of any other business to be acted upon at the Annual Meeting. If you grant a proxy, the persons named as proxy holders, Ms. Debbie Bailey and Mr. Kurt Jensen, or either of them, will have the discretion to vote your shares on any additional matters properly presented for a vote at the meeting. If for any reason any of the nominees is not available as a candidate for director, the persons named as proxy holders will vote your proxy for such other candidate or candidates as may be nominated by the Board of Directors.

What if I am a beneficial owner and do not give voting instructions to my broker?

As a beneficial owner, in order to ensure your shares are voted in the way you would like, you must provide voting instructions to your bank, broker or other nominee by the deadline provided in the materials you receive from your bank, broker or other nominee. You can vote by proxy over the internet by following the instructions provided in the Notice, or, if you requested to receive printed proxy materials, you can also vote by mail or telephone pursuant to instructions provided on the proxy card. If you do not provide voting instructions to your bank, broker or other nominee, whether your shares can be voted by such person depends on the type of item being considered for vote.

- ***Non-Discretionary Items***. The election of directors, the advisory vote on executive compensation and the advisory vote on the frequency of future executive compensation advisory votes are non-discretionary items and may not be voted on by brokers, banks or other nominees who have not received specific voting instructions from beneficial owners.

- ***Discretionary Items***. The ratification of the appointment of RBSM LLP as our independent registered public accounting firm is a discretionary item. Generally, brokers, banks and other nominees that do not receive voting instructions from beneficial owners may vote on this proposal in their discretion.

We encourage you to provide instructions to your broker regarding the voting of your shares.

Can I change my vote or revoke my proxy?

Yes. You may revoke your proxy by (1) following the instructions on the Notice and entering a new vote by mail or over the internet before the Annual Meeting or (2) attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself revoke a proxy). Any written notice of revocation or subsequent proxy card must be received by the Secretary of the Company prior to the taking of the vote at the Annual Meeting. Such written notice of revocation or subsequent proxy card should be hand delivered to the Secretary of the Company or sent to the Company's principal executive offices. If a broker, bank, or other nominee holds your shares, you must contact them in order to find out how to change your vote.

What are the Board of Directors' recommendations?

If you provide specific instructions with regard to certain items, your shares will be voted as you instruct on such items. If no instructions are indicated, the shares will be voted as recommended by the board of directors: in favor of our director nominees, for approval of the compensation of our named executive officers, for holding the executive compensation advisory vote every three years, and for the ratification of RBSM LLP as our independent registered public accounting firm. If any other matters are properly presented for consideration at the meeting, the individuals named as proxy holders, Ms. Debbie Bailey and Mr. Kurt Jensen, will vote the shares that they represent on those matters as recommended by the Board of Directors. If the Board of Directors does not make a recommendation, then they will vote in accordance with their best judgment. In summary, the Board of Directors recommends a vote:

- to approve Proposal No. 1, for election of the nominated slate of six directors to serve for the ensuing year;
- to approve Proposal No. 2, for the compensation of our named executive officers;
- with respect to Proposal No. 3, to hold the executive compensation advisory vote every three years; and
- to approve Proposal No. 4, for ratification of the appointment of RBSM LLP as our independent registered public accounting firm for the fiscal year ending September 30, 2013.

Who will bear the cost of soliciting votes for the Annual Meeting?

We will pay the entire cost of preparing, assembling, printing, mailing, and distributing these proxy materials and soliciting votes. If you choose to access the proxy materials and/or vote over the internet, you are responsible for internet access charges you may incur. If you choose to vote by telephone, you are responsible for telephone charges you may incur. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made in person, by telephone, or by electronic communication by our directors, officers, and employees, who will not receive any additional compensation for such solicitation activities.

Where can I find the voting results of the Annual Meeting?

We will announce preliminary voting results at the Annual Meeting. Voting results will also be disclosed on a Form 8-K filed with the SEC within four business days after the Annual Meeting, which will be available on our website.

We encourage you to vote by proxy over the internet by following the instructions provided in the Notice, or, if you requested to receive printed proxy materials, you can also vote by mail or telephone pursuant to instructions provided on the proxy card.

INTERNAL REVENUE SERVICE CIRCULAR 230 NOTICE: TO ENSURE COMPLIANCE WITH INTERNAL REVENUE SERVICE CIRCULAR 230, STOCKHOLDERS ARE HEREBY NOTIFIED

THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES CONTAINED OR REFERRED TO IN THIS PROXY STATEMENT IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY STOCKHOLDER FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THE STOCKHOLDER UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) STOCKHOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

PROPOSAL NO. 1—
ELECTION OF DIRECTORS

General Information

Six directors (constituting the entire Board of Directors) are to be elected at the Annual Meeting to serve until the 2014 Annual Meeting of Stockholders or until their respective successors are elected and qualified. All of the nominees are our current directors and have been nominated for election by our Board of Directors. Mr. Gerald Catenacci, a director of the Company and a designee of Neustrada Capital, LLC, has advised us that he will not stand for re-election at our 2013 Annual Meeting of Stockholders. It is intended that the proxy in the form presented will be voted, unless otherwise indicated, for the election of these nominees to serve until the 2014 Annual Meeting of Stockholders or until their successors are elected and qualified. Our Certificate of Incorporation provides that the number of directors that constitute the whole Board of Directors shall be fixed exclusively in the manner designated in the Company's Bylaws, which provide that the number of directors is determined by resolution of the Board of Directors, provided the Board of Directors shall consist of at least one member. On July 11, 2011, Delabarta, Inc. ("*Delabarta*"), a wholly owned subsidiary of ABARTA, Inc. ("*ABARTA*"), participated as an investor in the Company's private placement of our Common Stock, described in our Current Report on Form 8-K filed with the SEC on July 15, 2011. In connection with the investment in the Company by Delabarta, we agreed to use best efforts to nominate its designee, Mr. John Bitzer, to the Board and elect Mr. Bitzer as a director within 30 days of the closing and to nominate and include Mr. Bitzer on the slate of nominees for the Board of Directors for election by stockholders at the annual meetings of stockholders for so long as Delabarta owns at least 2% of the outstanding shares of Common Stock.

Should one or more of these nominees be unable to accept nomination or election as a director, the individuals named as proxies, Ms. Debbie Bailey and Mr. Kurt Jensen, will vote the shares that they represent for such other persons as the Board of Directors may recommend. The Board of Directors has no present knowledge that any of the persons named will be unavailable to serve. The directors standing for re-election are:

Director	Age	Year First Became Director	Principal Occupation During the Past Five Years
James A. Hayward, Ph.D., Sc.D.	59	2005	Dr. James A. Hayward has been our Chief Executive Officer since March 17, 2006 and our President and the Chairman of the Board of Directors since June 12, 2007. He was previously our acting Chief Executive Officer since October 5, 2005. Dr. Hayward received his Ph.D. in Molecular Biology from the State University of New York at Stony Brook in 1983 and an honorary Doctor of Science from the same institution in 2000. His experience with public companies began with the co-founding of one of England's first biotechnology companies—Biocompatibles. Following this, Dr. Hayward was Head of Product Development for the Estee Lauder companies for five years. In 1990 he founded The Collaborative Group, a provider of products and services to the biotechnology, pharmaceutical and consumer-product industries based in Stony Brook, where he served as Chairman, President and Chief Executive Officer for 14 years. During this period, The Collaborative Group created

Director	Age	Year First Became Director	Principal Occupation During the Past Five Years
			several businesses, including The Collaborative BioAlliance, a contract developer and manufacturer of human gene products, that was sold to Dow Chemical in 2002, and Collaborative Labs, a service provider and manufacturer of ingredients for skincare and dermatology that was sold to Engelhard (now BASF) in 2004. Our Board believes that Dr. Hayward's current role as our Chief Executive Officer and President, the capital investments he has made to the Company throughout his tenure with us and his former senior executive positions in our industry make him an important contributor to our Board.
John Bitzer, III	51	2011	John Bitzer, III, joined the Board of Directors on August 10, 2011. Mr. Bitzer is President and Chief Executive Officer of ABARTA, Inc., a private, third-generation family holding-company with operations in the soft drink beverages, newspaper publishing, oil and gas exploration and development, and frozen food industries ("ABARTA"). In 1985, Mr. Bitzer began his career in sales for the Cleveland Coca-Cola Bottling Company. He has been Publisher of Atlantic City Magazine in Atlantic City, N.J. In 1994 he founded the ABARTA Media Group and held the position of Group Publisher. In 1997 he was named President and Chief Operating Officer of ABARTA and has been President and Chief Executive Officer since 1999. He is also a director of the Institute for Entrepreneurial Excellence at the University of Pittsburgh. Mr. Bitzer has a degree from the University of Southern California and an MBA from the University of Michigan. Our Board believes that Mr. Bitzer's professional and management experience in investing in and building growing enterprises make him an important contributor to the Board.
Karol Gray	59	2011	Karol Gray joined the Board of Directors on August 10, 2011. In December 2011, Ms. Gray assumed the position of Vice President for Finance and Administration at UNC-Chapel Hill. Ms. Gray previously was the Vice President for Finance and Administration and the Chief Financial Officer at the University at Stony Brook. While Ms. Gray was working at Stony Brook University, she actively served on several committees, including the Brookhaven National Laboratory Audit Committee, the Presidential Budget Working Group, and the Investment Subcommittee of the Research Foundation of the State University of New York, and was a member of the Executive Committee of the State

Director	Age	Year First Became Director	Principal Occupation During the Past Five Years
			University of New York Business and Officers Association. Ms. Gray holds a Bachelor's Degree in Business Administration from Hofstra University. Our Board believes that Ms. Gray's professional and management experience at a large university as well as her financial expertise and education make her an important contributor to the Board.
Charles Ryan	48	2011	Dr. Charles Ryan joined the Board of Directors on August 10, 2011. Dr. Ryan is the Senior Vice President, and Chief Intellectual Property Counsel at Forest Laboratories ("Forest"), a developer of branded drugs, where he has been employed since 2003. Forest, with a market capitalization of nearly $10 billion, develops and markets pharmaceutical products in a variety of therapeutic categories including central nervous system, cardiovascular, anti-infective, respiratory, gastrointestinal, and pain management medicine. Dr. Ryan has over 18 years' experience in managing all aspects of intellectual property litigation, conducting due diligence investigations and prosecuting patent and trademark applications in the pharmaceutical and biotechnology industries. Dr. Ryan earned a doctorate in oral biology and pathology from SUNY Stony Brook and a law degree from Western New England College School of Law. Our Board believes that Mr. Ryan's expertise as chief intellectual property counsel at a global public company make him an important contributor to the Board.
Yacov Shamash	62	2006	Dr. Yacov Shamash has been a member of the Board of Directors since March 17, 2006. Dr. Shamash is Vice President of Economic Development at the State University of New York at Stony Brook. Since 1992, he has been the Dean of Engineering and Applied Sciences at the Harriman School for Management and Policy at the University, and Founder of the New York State Center for Excellence in Wireless Technologies at the University. Dr. Shamash developed and directed the NSF Industry/University Cooperative Research Center for the Design of Analog/Digital Integrated Circuits from 1989 to 1992 and also served as Chairman of the Electrical and Computer Engineering Department at Washington State University from 1985 until 1992. Dr. Shamash also serves on the Board of Directors of Keytronic Corp., Netsmart Technologies, Inc. American Medical Alert Corp., and Softheon Corp.

Director	Age	Year First Became Director	Principal Occupation During the Past Five Years
			As Vice President of Economic Development at the State University of New York at Stony Brook, Dr. Shamash daily encounters leaders of businesses large and small, regional and global in their reach and, as a member of our Board, has played an integral role in our business development by providing the highest-level introductions to customers, channels to market and to the media. Dr. Shamash also brings to our Board his valuable experience gained from serving as a director at other private and public companies. Our Board believes that Dr. Shamash's professional and management experience, service on other companies' boards and education make him an important contributor to our Board.
Sanford R. Simon	70	2006	Dr. Sanford R. Simon has been a member of the Board of Directors since March 17, 2006. Dr. Simon has been a Professor of Biochemistry, Cell Biology and Pathology at Stony Brook since 1997. He joined the faculty at Stony Brook as an Assistant Professor in 1969 and was promoted to Associate Professor with tenure in 1975. Dr. Simon was a member of the Board of Directors of The Collaborative Group from 1995 to 2004. From 1967 to 1969 Dr. Simon was a Guest Investigator at Rockefeller University. Dr. Simon received a B.A. in Zoology and Chemistry from Columbia University in 1963, a Ph.D. in Biochemistry from Rockefeller University in 1967, and studied as a postdoctoral fellow with Nobel Prize winner Max Perutz in Cambridge, England. He maintains an active research laboratory studying aspects of cell invasion in cancer and inflammation and novel strategies of drug delivery; he also teaches undergraduate, graduate, medical and dental students. Dr. Simon is an expert at the use of large biomolecules in commercial media, and we have made use of his expertise in formulating DNA into commercial carriers for specific customers. As a member of our Board, Dr. Simon has advised us on patents, provided technical advice, and introduced us to corporate partners and customers. Our Board believes that Dr. Simon's professional experience, expertise, and education make him an important contributor to our Board.

Vote Required

The Board of Directors recommends a vote "**FOR**" the election of each of the nominees to the Board of Directors set forth in this Proposal No. 1.

The six nominees who receive the highest number of affirmative votes of the shares present in person or represented by proxy and entitled to vote, a quorum being present, will be elected as our directors. It is intended that the proxy in the form presented will be voted, unless otherwise indicated, for the election of these nominees. Abstentions, broker non-votes and instructions on the accompanying proxy card to withhold authority to vote for one or more nominees will result in the respective nominees receiving fewer votes. However, the number of votes otherwise received by the nominee will not be reduced by such action. In the absence of instructions to the contrary, the shares represented thereby will be voted "FOR" all the nominees set forth above.

PROPOSAL NO. 2—
ADVISORY VOTE ON EXECUTIVE COMPENSATION

We are providing our stockholders the opportunity to vote to approve, on an advisory, non-binding basis, the compensation of our named executive officers as disclosed in this proxy statement in accordance with the SEC's rules. This proposal, which is commonly referred to as "say-on-pay," is required by the recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 ("Dodd-Frank Act"), which added Section 14A to the Securities Exchange Act of 1934, as amended ("Exchange Act"). Section 14A of the Exchange Act also requires that stockholders have the opportunity to cast an advisory vote with respect to whether future executive compensation advisory votes will be held every one, two or three years, which is the subject of Proposal No. 3.

Our executive compensation programs are designed to attract, motivate, and retain our executive officers, who are critical to our success. Under these programs, our named executive officers are rewarded for the achievement of our near-term and longer-term financial and strategic goals and for driving corporate financial performance and stability. The programs contain elements of cash and equity-based compensation and are designed to align the interests of our executives with those of our stockholders.

The "Executive Compensation" section of this proxy statement beginning on page 21 describes in detail our executive compensation programs and the decisions made by our compensation committee and our board of directors with respect to the fiscal year ended September 30, 2012.

As discussed in these disclosures, we believe that our compensation program provides a competitive overall compensation that is designed to attract and retain top performers. To achieve this goal, our compensation program is structured to:

- provide total compensation and compensation elements that are competitive with those companies that are competing for available employees;
- hold our executive officers accountable for results over the long term and maintain integrity in all of the business dealings of our executive officers;
- align the interest of our executives with our stockholders;
- reward exceptional performance by individual employees;
- provide a mix of compensation that offers (i) a meaningful base compensation, with a potential to earn additional amounts based on achievement of defined corporate goals, which are generally expected to be achieved within 12 months, and (ii) the opportunity to share in the long-term growth of our company through equity compensation; and
- establish a clear connection between rewards and performance.

Our board believes this link between compensation and the achievement of our near- and long-term business goals has helped drive our performance over time. At the same time, we believe our program does not encourage excessive risk-taking by management.

Our board is asking stockholders to indicate their support for the compensation of our named executive officers as described in this proxy statement by casting a non-binding advisory vote "FOR" the following resolution:

RESOLVED, that the compensation paid to our named executive officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the compensation tables and any related material disclosed in this proxy statement, is hereby approved.

As an advisory vote, this proposal is not binding. Neither the outcome of this advisory vote nor of the advisory vote included in Proposal No. 3 overrules any decision by us or our board of directors (or any committee thereof), creates or implies any change to our fiduciary duties or the fiduciary duties of our board of directors (or any committee thereof), or creates or implies any additional fiduciary duties for us or our board (or any committee thereof). However, our compensation committee and board of directors value the opinions expressed by our stockholders in their vote on this proposal and will consider the outcome of the vote when making future compensation decisions for named executive officers.

Vote Required

The affirmative vote of a majority of the outstanding shares of our Common Stock present in person or represented by proxy at the Annual Meeting and entitled to vote is required for the approval of Proposal No. 2. Broker non-votes, if any, with respect to this matter will be treated as neither a vote "for" nor a vote "against" the matter and will not be counted in determining the number of votes necessary for approval, although they will be counted in determining if a quorum is present. However, abstentions will be considered in determining the number of votes required to attain a majority of the shares present in person or represented by proxy at the meeting entitled to vote. Accordingly, an abstention from voting by a stockholder present in person or represented by proxy at the meeting has the same legal effect as a vote "against" the matter because it represents a share present in person or represented by proxy at the meeting and entitled to vote, thereby increasing the number of affirmative votes required to approve this proposal. It is intended that the proxy in the form presented will be voted, unless otherwise indicated, "FOR" Proposal No. 2. If no instructions are indicated, the shares will be voted "FOR" Proposal No. 2.

Our board of directors recommends that stockholders vote to approve the compensation of our named executive officers by voting "FOR" Proposal No. 2.

PROPOSAL NO. 3—
ADVISORY VOTE ON THE FREQUENCY OF FUTURE EXECUTIVE COMPENSATION ADVISORY VOTES

We are asking stockholders to advise us as to how frequently they wish to cast an advisory vote on the compensation of our named executive officers: once every year, once every two years, or once every three years.

Our board of directors believes that stockholders should have the opportunity to vote on the compensation of the named executive officers every three years, consistent with our long-term approach to executive compensation. While our board and compensation committee regularly review compensation, with an in-depth review on an annual basis, our programs and policies are designed to enhance long-term growth and performance and incentivize our employees on a long-term basis. Our board believes that a vote every three years will foster a more long-term view of compensation. It would also give us sufficient time to engage with stockholders to better understand their views about our compensation programs and respond in a more effective manner.

Stockholders can already provide input to the board on an annual or more frequent basis using other mechanisms such as by communicating directly with the board or individual directors by sending letters or by speaking with them at the annual meeting of stockholders. While an annual vote on executive compensation would indicate whether stockholders have concerns about our compensation programs and policies, it would not provide specific information about stockholder views. An advisory vote occurring once every three years would permit our stockholders to observe and evaluate the impact of any changes to our executive compensation policies and practices that have occurred since the last advisory vote on executive compensation, including changes made in response to the outcome of a prior advisory vote on executive compensation.

As required by the recent Dodd-Frank Act, this is an advisory vote, which means that this proposal is not binding on us. Regardless, our board of directors values the opinions expressed by stockholders and will consider implementing the frequency which receives the greatest level of support from our stockholders. While we believe that a vote once every three years is the best choice for us, you are not voting to approve or disapprove our recommendation of three years, but rather to make your own choice among a vote once every year, every two years or every three years. You may also abstain from voting on this proposal.

Vote Required

Stockholders have a choice of selecting one of four choices (every one, two or three years or abstaining). The selection of the period of years receiving the most number of votes will be viewed as the advisory vote on this matter. Broker non-votes, if any, with respect to this matter will not be counted in determining the number of votes necessary for approval, although they will be counted in determining if a quorum is present. It is intended that the proxy in the form presented will be voted, unless otherwise indicated, for casting an advisory vote on the compensation of our named executive officers every three years. If no instructions are indicated, the shares will be voted for casting an advisory vote every three years.

Our board of directors recommends that stockholders vote in favor of a vote on our executive compensation program once every THREE years.

PROPOSAL NO. 4—
RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

Our Board of Directors has appointed RBSM LLP as the independent registered public accounting firm to audit our consolidated financial statements for the year ending September 30, 2013. RBSM LLP has been our independent registered public accounting firm since 2002. During fiscal 2011, RBSM LLP served as our independent registered public accounting firm and also provided certain tax and other audit-related services. Notwithstanding its selection, the Board of Directors, in its discretion, may appoint another independent registered public accounting firm at any time during the year if the Board of Directors believes that such a change would be in our and our stockholders' best interests. If the appointment is not ratified by our stockholders, the Board of Directors may reconsider whether it should appoint another independent registered public accounting firm. A representative of RBSM LLP is expected to be present (either in person or by telephone) at the Annual Meeting and will have an opportunity to make a statement if he or she desires to do so, and will respond to appropriate questions from stockholders.

Audit Fees

The following table sets forth fees billed to us by our auditors during the fiscal years ended September 30, 2012 and 2011 for: (i) services rendered for the audit of our annual financial statements and the review of our quarterly financial statements, (ii) services by our auditor that are reasonably related to the performance of the audit or review of our financial statements and that are not reported as Audit Fees, (iii) services rendered in connection with tax compliance, tax advice and tax planning, and (iv) all other fees for services rendered.

	Fiscal year ended September 30, 2012	Fiscal year ended September 30, 2011
(i) Audit Fees	$ 73,000	$ 73,000
(ii) Audit Related Fees	1,200	—
(iii) Tax Fees	10,500	7,000
(iv) All Other Fees	—	—
Total Fees	$ 84,700	$ 80,000

Audit Fees – Consists of fees billed for professional services rendered for the audit of our consolidated financial statements and review of the interim consolidated financial statements included in quarterly reports and services that are normally provided by RBSM LLP in connection with statutory and regulatory filings or engagements.

Audit Related Fees – Consists of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under "Audit Fees." These services consist of responding to SEC comments in connection with our filings with the SEC and the review of and consent to registration statements. There were no audit related fees billed in fiscal 2012 or 2011.

Tax Fees – Consists of fees billed for professional services for tax compliance, tax advice and tax planning.

All Other Fees – Consists of fees for products and services other than the services reported above. There were no management consulting services provided in fiscal 2012 or 2011.

The Board of Directors has considered whether the provision of non-audit services is compatible with maintaining the principal accountant's independence.

Audit Committee Report

The audit committee operates under a written charter approved by the Board of Directors, which provides that its responsibilities include the oversight of the Company's accounting and financial reporting processes and the audits of its financial statements and assisting the Board of Directors in monitoring the integrity of the Company's financial statements, the qualifications and independence of the Company's independent auditors, the performance of the Company's internal audit function and independent auditors and the compliance by the Company with legal and regulatory requirements.

The audit committee oversees the Company's financial reporting process on behalf of the Board of Directors. Management is responsible for the Company's internal controls, financial reporting process, and compliance with laws and regulations and ethical business standards. RBSM LLP is responsible for performing an independent audit of the Company's consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). The audit committee's main responsibility is to monitor and oversee this process.

The audit committee reviewed and discussed our audited financial statements for the fiscal year ended September 30, 2012 with management. The audit committee discussed with RBSM LLP the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (Communication with Audit Committees). The audit committee has received the written disclosures and the letter from the independent accountant required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence, and has discussed with the independent accountant the independent accountant's independence.

The audit committee considered any fees paid to RBSM LLP for the provision of non-audit related services and does not believe that these fees compromise RBSM LLP's independence in performing the audit.

Based on the review and discussions referred to above, the audit committee recommended to the Board of Directors that such audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended September 30, 2012, for filing with the SEC.

THE AUDIT COMMITTEE

Karol Gray (Chairperson)
John Bitzer, III
Yacov Shamash

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors

The Audit Committee has adopted a policy and procedures for the pre-approval of audit and non-audit services provided by the independent auditors. These services may include audit services, audit-related services, tax services and other services. Pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The independent auditors and management are required to periodically report to our Audit Committee regarding the extent of services provided by the independent auditors in accordance with this pre-approval, and the fees for the services performed to date. The Audit Committee may also pre-approve particular services on a case-by-case basis.

Vote Required

The affirmative vote of a majority of the outstanding shares of our Common Stock present in person or represented by proxy at the Annual Meeting and entitled to vote is required for the approval of the ratification of the appointment of RBSM LLP as our independent registered public accounting firm for the fiscal year ending September 30, 2013. Abstentions will be considered in determining the number of votes required to attain a majority of the shares present in person or represented by proxy at the meeting entitled to vote. Accordingly, an abstention from voting by a stockholder present in person or represented by proxy at the meeting has the same legal effect as a vote "against" the matter because it represents a share present in person or represented by proxy at the meeting and entitled to vote, thereby increasing the number of affirmative votes required to approve this proposal. It is intended that the proxy in the form presented will be voted, unless otherwise indicated, for the ratification of RBSM LLP. If no instructions are indicated, the shares will be voted "FOR" the ratification of RBSM LLP as our auditors for the fiscal year ending September 30, 2013.

THE BOARD OF DIRECTORS DEEMS PROPOSAL NO. 4 "RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED ACCOUNTING FIRM" TO BE IN OUR AND OUR STOCKHOLDERS' BEST INTERESTS AND RECOMMENDS A VOTE "**FOR**" APPROVAL THEREOF.

MANAGEMENT AND CORPORATE GOVERNANCE

Information Regarding the Board of Directors

Members

Our Board of Directors currently consists of seven members: James A. Hayward, John Bitzer, III, Gerald Catenacci, Karol Gray, Charles Ryan, Yacov Shamash and Sanford R. Simon. Messrs. Bitzer, Catenacci and Ryan and Ms. Gray were elected to the Board on August 10, 2011. Mr. Catenacci has advised us that he will not stand for re-election at our 2013 Annual Meeting of Stockholders. Our Board of Directors has nominated the remaining six incumbent directors for election at the Annual Meeting. Please see "Proposal 1—Election of Directors" for the names, ages and business experience of each of the Company's director nominees for election at the Annual Meeting.

Director Independence

Although our securities are not currently listed on a national securities exchange or in an inter-dealer quotation system, which have requirements that a majority of the Board of Directors be independent, the Board of Directors has determined that currently and at all times during the fiscal year ended September 30, 2012, each of our directors other than Dr. Hayward are "independent" as defined by the listing standards of the Nasdaq Stock Market, constituting a majority of independent directors of our Board of Directors as required by the rules of the Nasdaq Stock Market. The Board of Directors considers in its evaluation of independence whether any director has a relationship with us that would interfere with the exercise of independent judgment in carrying out his or her responsibilities of a director.

Board of Directors Structure and Committee Composition

In June 2008, our Board of Directors established a standing compensation committee and in September 2011, our Board of Directors established an audit committee and a nominating committee. Each of the committees operates under a written charter adopted by the Board of Directors. All of the committee charters are available on our web site at *http://www.adnas.com/investors* or by writing to Applied DNA Sciences, Inc., 25 Health Sciences Drive, Suite 215, Stony Brook, New York 11790, c/o Investor Relations.

The membership of each of the audit committee, the compensation committee, and the nominating committee is composed entirely of independent directors. In addition, the members of the audit committee meet the heightened standards of independence for audit committee members required by SEC rules and NASDAQ rules. The committee membership and the responsibilities of each of the committees are described below.

Name	Audit	Compensation	Nominating
James A. Hayward	—	—	—
John Bitzer, III (I)	Member	Chairman	Member
Gerald Catenacci (I)	—	—	—
Karol Gray (I)	Chairman	Member	—
Charles Ryan (I)	—	Member	—
Sanford R. Simon (I)	—	—	Member
Yacov Shamash (I)	Member	—	Chairman

(C) Chairman

Member

(I) Independent director

Audit Committee

Ms. Gray (Chairperson) and Messrs. Bitzer and Shamash currently serve on the audit committee. The Board of Directors has determined that each member of the audit committee is independent within the meaning of the director independence standards of the Company and NASDAQ as well as the heightened director independence standards of the SEC for audit committee members, including Rule 10A-3(b)(1) under the Exchange Act. The Board of Directors has also determined that each of the members of the audit committee is financially sophisticated and is able to read and understand consolidated financial statements and that Ms. Gray is an "audit committee financial expert" as defined in the Exchange Act.

The composition and responsibilities of the audit committee and the attributes of its members, as reflected in the charter, are intended to be in accordance with applicable requirements for corporate audit committees. The audit committee charter will be reviewed, and amended if necessary, on an annual basis.

The audit committee assists the Board of Directors in fulfilling its oversight responsibility relating to our financial statements and the disclosure and financial reporting process, our system of internal controls, our internal audit function, the qualifications, independence and performance of our independent registered public accounting firm, compliance with our code of ethics and legal and regulatory requirements. The audit committee has the sole authority to appoint, retain, terminate, compensate and oversee the work of the independent registered public accounting firm, as well as to pre-approve all audit and non-audit services to be provided by the independent registered public accounting firm.

Compensation Committee

Our compensation committee is composed of John Bitzer (Chairperson), Charles Ryan and Karol Gray. Mr. Catenacci resigned from the compensation committee on June 15, 2012 and was replaced as Chairperson by Mr. Bitzer. The compensation committee reviews and approves salaries and bonuses for all officers, administers options outstanding under our stock incentive plan, provides advice and recommendations to the Board regarding directors' compensation and carries out the responsibilities required by SEC rules. The compensation committee believes that its processes and oversight should be directed toward attracting, retaining and motivating employees and non-employee directors to promote and advance the interests and strategic goals of the Company. As requested by the compensation committee, the Chief Executive Officer will provide information and may participate in discussion regarding compensation for other executive officers. The compensation committee does not utilize outside compensation consultants but considers other general industry information and trends if available.

Nominating Committee

Messrs. Shamash (Chairperson), Bitzer and Simon currently serve on the nominating committee. The Board of Directors has determined that each member of the nominating committee is independent within the meaning of the director independence standards of the Company, NASDAQ and the SEC.

The nominating committee is responsible for, among other things: reviewing Board composition, procedures and committees, and making recommendations on these matters to the Board of Directors; and reviewing, soliciting and making recommendations to the Board of Directors and stockholders with respect to candidates for election to the Board.

Board Leadership Structure

Our Board of Directors does not have a policy on whether the same person should serve as both the Chief Executive Officer and Chairman of the Board or, if the roles are separate, whether the Chairman should be selected from the non-employee directors or should be an employee. The Board of Directors believes that Dr. Hayward's dual role as both Chairman of the Board and Chief Executive Officer serves the best interests of both the Company and its stockholders. His combined role enables decisive leadership, ensures clear accountability, and enhances the Company's ability to communicate its message and strategy clearly and consistently to the Company's stockholders, employees, customers and suppliers. Dr. Hayward possesses detailed and in-depth knowledge of the issues, opportunities and challenges facing the Company and its businesses and is thus best positioned to develop agendas that ensure that the time and attention of the Board of Directors are focused on the most critical matters. This structure also enables our Chief Executive Officer to act as a bridge between management and the Board of Directors, helping both to act with a common purpose.

The Board of Directors appreciates that the advantages gained by having a single Chairman and Chief Executive Officer must be viewed in light of potential independence concerns. The Board considers, however, that we have adequate safeguards in place to address those concerns, including, for example, our Board of Directors consisting of a supermajority of independent directors. In addition, our audit, compensation and nominating committees, which oversee critical matters such as the integrity of our financial statements, the compensation of executive management, the selection and evaluation of directors, and the development and implementation of corporate governance policies, each consist entirely of independent directors.

Our risk management program is overseen by our Chief Executive Officer. Material risks are identified and prioritized by management, and each prioritized risk is referred to a Board Committee or the full Board of Directors for oversight. For example, strategic risks are referred to the full Board while financial risks are referred to the Audit Committee. The Board of Directors regularly reviews information regarding our liquidity and operations, as well as the risks associated with each. Also, the Compensation Committee periodically reviews the most important risks to our business to ensure that compensation programs do not encourage excessive risk-taking and promote our goals and objectives.

Process for Identifying and Evaluating Nominees for the Board of Directors

Director Qualifications. The nominating committee has not formally established any specific, minimum qualifications that must be met by each candidate for the Board of Directors or specific qualities or skills that are necessary for one or more of the members of the Board of Directors to possess.

Identifying Nominees. The nominating committee has two primary methods for identifying director candidates (other than those proposed by our stockholders, as discussed below). First, on a periodic basis, the nominating committee will solicit ideas for possible candidates from a number of sources, including members of the Board of Directors, our executive officers and individuals personally known to the members of the Board of Directors. Second, the nominating committee is authorized to use its authority under its charter to retain at the Company's expense one or more search firms to identify candidates (and to approve such firms' fees and other retention terms).

Stockholder Candidates. The nominating committee will consider candidates for nomination as a director submitted by stockholders. Although the nominating committee does not have a separate policy that addresses the consideration of director candidates recommended by stockholders, the Board of Directors does not believe that such a separate policy is necessary because our bylaws permit stockholders to nominate candidates and one of the duties set forth in the nominating committee charter is to consider director candidates submitted by stockholders in accordance with our bylaws. The nominating committee will evaluate individuals recommended by stockholders for nomination as directors according to the criteria discussed above and in accordance with our bylaws and the procedures described under "Stockholder Proposals and Nominations" on page 33 of this proxy statement.

Review of Director Nominees. The nominating committee will evaluate any candidates recommended by stockholders against the same criteria and pursuant to the same policies and procedures applicable to the evaluation of candidates proposed by our directors, executive officers, third-party search firms or other sources. In evaluating proposed director candidates, the nominating committee may consider, in addition to any minimum qualifications and other criteria for Board of Directors membership approved by the Board of Directors from time to time, all facts and circumstances that it deems appropriate or advisable, including, among other things, the proposed director candidate's understanding of the Company's business and industry on a technical level, his or her judgment and skills, his or her depth and breadth of professional experience or other background characteristics, his or her independence, his or her willingness to devote the time and effort necessary to be an effective board member, and the needs of the Board of Directors. We do not have a formal policy with regard to the consideration of diversity in identifying director nominees. However, the Board of Directors believes that it is essential that its members represent diverse viewpoints, with a broad array of experiences, professions, skills, geographic representation and backgrounds that, when considered as a group, provide a sufficient mix of perspectives to allow the Board of Directors to best fulfill its responsibilities to the long-term interests of our stockholders. The nominating committee considers at least annually, and recommends to the Board of Directors suggested changes to, if any, the size, composition, organization and governance of the Board of Directors and its committees.

Board Meetings

During the fiscal year ended September 30, 2012, our Board of Directors met six times. Each director attended at least 75% of all meetings of the Board of Directors and applicable committee meetings.

Director Attendance at Annual Meetings

Directors' attendance at Annual Meetings of Stockholders can provide stockholders with an opportunity to communicate with directors about issues affecting the Company. It is the policy of our Board of Directors that directors are strongly encouraged to attend all Annual Meetings of Stockholders. Six of our seven directors attended the 2012 Annual Meeting of Stockholders.

Stockholder Communications with the Board

Stockholders and other interested parties may make their concerns known confidentially to the Board of Directors or the independent directors by submitting a communication in an envelope addressed to the "Board of Directors," a specifically named independent director or the "Independent Directors" as a group, in care of the Secretary. All such communications will be conveyed, as applicable, to the full Board of Directors, the specified independent director or the independent directors as a group.

Code of Ethics

Our Board of Directors adopted a "code of ethics" as defined by regulations promulgated under the Securities Act and the Exchange Act that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. The code of ethics is designed to codify the ethical standards that we believe are reasonably designed to deter wrong-doing.

We have established procedures to ensure that suspected violations of the code may be reported anonymously. A current copy of our code of ethics is available on our website at *http://www.adnas.com/investors*. A copy may also be obtained, free of charge, from us upon a request directed to Applied DNA Sciences, Inc., 25 Health Sciences Drive, Suite 215, Stony Brook, New York 11790, c/o Investor Relations. We intend to disclose any amendments to or waivers of a provision of the code of ethics granted to directors and officers by posting such information on our website available at www.adnas.com and/or in our public filings with the SEC.

Executive Officers

Our current executive officers, and their ages and positions as of January 2, 2013, are set forth below.

James A. Hayward, age 59, has been our Chief Executive Officer since March 17, 2006 and our President and the Chairman of the Board of Directors since June 12, 2007. He was previously our acting Chief Executive Officer since October 5, 2005. Dr. Hayward received his Ph.D. in Molecular Biology from the State University of New York at Stony Brook in 1983 and an honorary Doctor of Science from the same institution in 2000. His experience with public companies began with the co-founding of one of England's first biotechnology companies–Biocompatibles. Following this, Dr. Hayward was Head of Product Development for the Estee Lauder companies for five years. In 1990 he founded The Collaborative Group, a provider of products and services to the biotechnology, pharmaceutical and consumer-product industries based in Stony Brook, where he served as Chairman, President and Chief Executive Officer for 14 years. During this period, The Collaborative Group created several businesses, including The Collaborative BioAlliance, a contract developer and manufacturer of human gene products, that was sold to Dow Chemical in 2002, and Collaborative Labs, a service provider and manufacturer of ingredients for skincare and dermatology that was sold to Engelhard (now BASF) in 2004.

Kurt H. Jensen, age 55, has been our Chief Financial Officer since December 21, 2007, taking over the position from Dr. Hayward. Mr. Jensen has been our Controller since February 2006. Prior to that date, for a period of more than 23 years, he was employed by Point of Woods Homes, Inc. Mr. Jensen was awarded a M.Sc. in Economics and Business Administration from the Copenhagen Business School in 1983.

Ming-Hwa Liang, age 49, has been our Secretary and Strategic Technology Development Officer since October 2005. Between May 1999 and September 2005, Mr. Liang had been the director of research and development at Biowell Technology Inc. Mr. Liang received a B.S. in Bio-Agriculture from Colorado State University in 1989, a M.S. in Horticulture from the University of Missouri at Columbia in 1991, his Ph.D. in Plant Science from the University of Missouri at Columbia in 1997 and his LL.M. in Intellectual Property Law from Shih Hsin University, Taiwan in 2004.

Our executive officers are elected by, and serve at the discretion of, our Board of Directors. There are no family relationships among any of our directors or executive officers.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth the compensation of our principal executive officer and our two other executive officers for the fiscal years ended September 30, 2012 and 2011. We refer to these executive officers as our "named executive officers."

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Stock Awards ($) (e)	Option Awards ($)(1)(2) (f)	Non-Equity Incentive Plan Compensation ($) (g)	Total ($) (j)
James A. Hayward						
Chairman, President and						
Chief Executive Officer	2011	65,410	877,500	2,686,107	—	3,214,247
	2012	242,334	—		—	242,334
Kurt H. Jensen			—			
Chief Financial Officer	2011	196,554		600,238	—	796,792
	2012	292,308	—		—	292,308
Ming-Hwa Liang						
Chief Technology Officer						
and Secretary	2011	135,234	—	—	—	135,234
	2012	139,616	—		—	139,616

(1) The amounts in column (f) represent the grant date fair value under ASC 718-10 based on the average of the bid and asked prices of our Common Stock on the grant date. On July 11, 2011, our Board of Directors granted 40,000,000 nonstatutory stock options under the 2005 Incentive Stock Plan to Dr. James A. Hayward, our Chairman, President and Chief Executive Officer. The option granted to Dr. Hayward vested 25% on the grant date and shall vest 37.5% on each of the next two anniversaries of the grant date, subject to Dr. Hayward's continuous employment through the applicable vesting date, and if our revenues for any fiscal quarter beginning after the date hereof are at least $1 million more than our revenues for the immediately preceding fiscal quarter, then vesting of the next 37.5% installment will accelerate (such that, if the $1 million increase is met in at least two quarters before the second anniversary of the option grant date, all of the options will have become fully vested as of the end of the second quarter for which the $1 million increase is met). On August 12, 2011, our Board of Directors extended the expiration date of the 6,400,000 options to Dr. Hayward and 500,000 options to Mr. Jensen, originally issued on September 1, 2006 for an additional 5 years. The full fair value is reflected above. On July 11, 2011, our Board of Directors granted 10,000,000 nonstatutory stock options under the 2005 Incentive Stock Plan to Mr. Jensen. The options granted to Mr. Jensen vested 25% on the grant date and shall vest 37.5% on each of the next two anniversaries of the grant date, subject to Mr. Jensen's continuous employment through the applicable vesting date, and if our revenues for any fiscal quarter beginning after the date hereof are at least $1 million more than our revenues for the immediately preceding fiscal quarter, then vesting of the next 37.5% installment will accelerate (such that, if the $1 million increase is met in at least two quarters before the second anniversary of the option grant date, all of the options will have become fully vested as of the end of the second quarter for which the $1 million increase is met).

(2) On August 12, 2011, our Board of Directors extended the expiration of the 6,400,000 options to Dr. Hayward and 500,000 options to Mr. Jensen, originally granted on September 1, 2006 for an additional 5 years.

Outstanding Equity Awards at Fiscal Year-End

The following table shows information concerning outstanding equity awards as of September 30, 2012 held by the Named Executive Officers.

	Option Awards			
Name (a)	**Number of Securities Underlying Unexercised Options (#) *Exercisable* (1)**	**Number of Securities Underlying Unexercised Options (#) *Unexercisable* (1)**	**Option Exercise Price ($) (1)**	**Option Expiration Date (1)**
James A. Hayward	6,400,000(1)	0	$ 0.09	9/01/2016
	17,000,000(2)	0	$ 0.05	5/27/2015
	7,500,000(3)	2,500,000	0.06	7/1/2015
	25,000,000(4)	15,000,000	0.0585	7/11/2018
Kurt H. Jensen	500,000(1)	0	0.09	9/01/2016
	5,000,000(2)	0	0.05	5/27/2015
	7,500,000(3)	2,500,000	0.06	7/1/2015
	6,250,000(5)	3,750,000	0.0585	7/11/2018
Ming-Hwa Liang	7,000,000(2)	0	0.05	5/27/2015
	7,500,000(3)	2,500,000	0.06	7/1/2015

(1) On August 12, 2011, our Board of Directors extended the expiration of the options originally granted on September 1, 2016 for an additional 5 years.

(2) On May 27, 2010, our named executive officers elected to forfeit certain stock options to purchase up to 29 million shares of our Common Stock at an exercise price of $0.11 that were previously granted to them under the 2005 Incentive Stock Plan. In lieu of the forfeited options, our Board of Directors granted new stock options to such named executive officers to purchase up to 29 million shares of our Common Stock at an exercise price of $0.05 under the 2005 Stock Incentive Plan which are fully vested and became exercisable on June 29, 2010 following approval by our stockholders to amend our certificate of incorporation to increase our authorized shares of Common Stock.

(3) On July 1, 2010, our Board of Directors granted nonstatutory stock options under the 2005 Incentive Stock Plan to each of our named executive officers. The options granted to the named executive officers vested with respect to 25% of the underlying shares on the date of grant, and the remaining will vest ratably each anniversary thereafter until fully vested on the third anniversary of the date of grant.

(4) On July 11, 2011, our Board of Directors granted nonstatutory stock options under the 2005 Incentive Stock Plan to Dr. James A. Hayward, our Chairman, President and Chief Executive Officer. The option granted to Dr. Hayward vested 25% on the grant date and shall vest 37.5% on each of the next two anniversaries of the grant date, subject to Dr. Hayward's continuous employment through the applicable vesting date, and if our revenues for any fiscal quarter beginning after the date hereof are at least $1 million more than our revenues for the immediately preceding fiscal quarter, then vesting of the next 37.5% installment will accelerate (such that, if the $1 million increase is met in at least two quarters before the

second anniversary of the option grant date, all of the options will have become fully vested as of the end of the second quarter for which the $1 million increase is met).

(5) On July 11, 2011, our Board of Directors granted nonstatutory stock options under the 2005 Incentive Stock Plan to Mr. Jensen, our Chief Financial Officer. The options granted to Mr. Jensen vested 25% on the grant date and shall vest 37.5% on each of the next two anniversaries of the grant date, subject to Mr. Jensen's continuous employment through the applicable vesting date, and if our revenues for any fiscal quarter beginning after the date hereof are at least $1 million more than our revenues for the immediately preceding fiscal quarter, then vesting of the next 37.5% installment will accelerate (such that, if the $1 million increase is met in at least two quarters before the second anniversary of the option grant date, all of the options will have become fully vested as of the end of the second quarter for which the $1 million increase is met).

Pension Benefits

None of our named executive officers participates in or has account balances in qualified or non-qualified defined benefit plans sponsored by us.

Nonqualified Contribution Plans

None of our named executive officers participates in or has account balances in non-qualified defined contribution plans maintained by us.

Deferred Compensation

None of our named executive officers participates in or has account balances in deferred compensation plans or arrangements.

Employment Agreements

Employment Agreement with Dr. James A. Hayward

We entered into an employment agreement dated July 11, 2011, with Dr. James A. Hayward, our Chairman, President and Chief Executive Officer. The agreement provides that Dr. Hayward will be the Chief Executive Officer of the Company, and will continue to serve on the Board of Directors. The term of employment will be from July 1, 2011 through June 30, 2014 with automatic one-year renewals subject to ninety days' prior notice of non-renewal by either party. Dr. Hayward will receive an initial annual salary of $225,000, subject to annual review. On November 30, 2012, the Board of Directors increased Dr. Hayward's annual salary to $350,000. Dr. Hayward's annual salary would be increased to $350,000 per annum after the first quarter in which our revenues exceed $1 million for such quarter. The Board of Directors, acting in its discretion, may grant annual bonuses to Dr. Hayward. Dr. Hayward will be eligible for a special cash bonus of up to $750,000, 40% of which would be payable if and when annual revenue reaches $6 million and 10% of which would be payable for each $2 million of annual revenue in excess of $6 million. On November 30, 2012, the Board granted a cash bonus of $150,000 to Dr. Hayward payable upon the closing of an additional $5.5 million by an investor, which occurred on January 7, 2013. Dr. Hayward will be entitled to certain benefits and perquisites and will be eligible to participate in retirement, welfare and incentive plans available to our other employees.

Dr. Hayward was granted options to purchase 40 million shares of our Common Stock at an exercise price per share equal to the average of the bid and asked prices of our Common Stock on the

Over The Counter (OTC) Bulletin Board on the date of grant. The option will vest as follows: 25% on the grant date, and 37.5% on each of the next two anniversaries of the grant date, subject to Dr. Hayward's continuous employment. If our revenues for any fiscal quarter increase by more than $1 million over the prior fiscal quarter, then the vesting date for the next 37.5% tranche will be accelerated. Exercisability of options will be conditioned upon stockholder approval of an amendment of our 2005 Incentive Stock Plan made by the Board of Directors increasing the aggregate and individual limits on the shares of our Common Stock issuable under the Plan. The Company also granted 15 million shares of our Common Stock to Dr. Hayward.

The agreement with Dr. Hayward also provides that if he is terminated before the end of the initial or a renewal term by the Company without cause or by Dr. Hayward for good reason, then, in addition to previously earned and unpaid salary, bonus and benefits, and subject to the delivery of a general release and continuing compliance with restrictive covenants, Dr. Hayward will be entitled to receive a pro rata portion of the annual bonus he would have received if employment had continued through the end of the year of termination; salary continuation payments for two years following termination equal to the greater of (i) three times base salary or (ii) two times base salary plus bonus; Company-paid COBRA continuation coverage; continuing life insurance benefits (if any) for two years; and extended exercisability of outstanding vested options (for three years from termination date or, if earlier, the expiration of the fixed option term). If termination of employment as described above occurs within six months before or two years after a change in control of the Company, then, in addition to the above payments and benefits, all of Dr. Hayward's outstanding options and other equity incentive awards will become fully vested and Dr. Hayward will receive a lump sum payment of the amounts that would otherwise be paid as salary continuation. In general, a change in control will include a 30% or more change in ownership of the Company.

Upon termination due to death or disability, Dr. Hayward will generally be entitled to receive the same payments and benefits he would have received if his employment had been terminated by the Company without cause (as described in the preceding paragraph), other than salary continuation payments.

Employment Agreement with Kurt H. Jensen

We entered into an employment agreement dated July 11, 2011 with Kurt H. Jensen, our Chief Financial Officer. The agreement provides that Mr. Jensen will be the Chief Financial Officer, Executive Vice President or Chief Operating Officer of the Company, with changes in title and duties as determined from time to time by the Chief Executive Officer. The term of employment will be from July 1, 2011 through June 30, 2014 with automatic one-year renewals subject to ninety days' prior notice of non-renewal by either party. Mr. Jensen will receive an initial annual salary of $225,000, subject to annual review. No November 31, 2012, the Board of Directors increased Mr. Jensen's annual salary to $315,000. Mr. Jensen's annual salary would be increased to $250,000 per annum after the first quarter in which our revenues exceed $1 million for such quarter. The Board of Directors, acting in its discretion, may grant annual bonuses to Mr. Jensen. On November 30, 2012, the Board granted a cash bonus of $100,000 to Mr. Jensen. In addition, Mr. Jensen will be entitled to certain benefits and perquisites and will be eligible to participate in retirement, welfare and incentive plans available to our other employees.

Mr. Jensen was granted options to purchase 10 million shares of our Common Stock at an exercise price per share equal to the average of the bid and asked prices of our Common Stock on the Over The Counter (OTC) Bulletin Board on the date of grant. The option will vest as follows: 25% on the grant date, and 37.5% on each of the next two anniversaries of the grant date, subject to Mr. Jensen's continuous employment. If our revenues for any fiscal quarter increase by more than $1 million over the prior fiscal quarter, then the vesting date for the next 37.5% tranche will be accelerated.

The agreement with Mr. Jensen also provides that if he is terminated before the end of the initial or a renewal term by us without cause or by Mr. Jensen for good reason, then, in addition to previously earned and unpaid salary, bonus and benefits, and subject to the delivery of a general release and continuing compliance with restrictive covenants, Mr. Jensen will be entitled to receive a pro rata portion of the annual bonus he would have received if employment had continued through the end of the year of termination; salary continuation payments for 18 months following termination of his salary plus bonus; Company-paid COBRA continuation coverage for 18 months; and extended exercisability of outstanding vested options (for three years from termination date or, if earlier, the expiration of the fixed option term). If termination of employment as described above occurs within six months before or one year after a change in control of the Company, then, in addition to the above payments and benefits, all of Mr. Jensen's outstanding options and other equity incentive awards will become fully vested and Mr. Jensen will receive a lump sum payment of the amounts that would otherwise be paid as salary continuation. In general, change in control will include a 30% or more change in ownership of the Company.

Upon termination due to death or disability, Mr. Jensen will generally be entitled to receive the same payments and benefits he would have received if his employment had been terminated by the Company without cause (as described in the preceding paragraph), other than salary continuation payments, and except that Company-paid COBRA coverage will continue for one year.

Payment of Post-Termination Compensation

We have change-in-control agreements with two of our executive officers, and we are obligated to pay severance or other enhanced benefits to executive officers upon termination of their employment. For additional information, see "Employment Agreements" above.

Director Compensation Fiscal 2012

During the fiscal year ended September 30, 2012, we did not provide any cash compensation to our non-employee directors for their service on our Board of Directors. On November 30, 2011, the Board approved the recommendation from the Compensation Committee that each of the non-employee directors shall annually receive, for as long as they are a member of the Board, a 5-year stock option, fully vested after one year, to purchase a number of shares of the Company's Common Stock having a fair value of $60,000 as determined using Black-Scholes. Additionally, the Board approved the recommendation from the Compensation Committee and Dr. James Hayward that stock options to purchase shares of the Company's Common Stock having an aggregate fair value of $40,000 as determined using Black-Scholes be granted to certain non-employee directors.

	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)(1)(2)	All Other Compensation ($)	Total ($)(1)(5)
Sanford R. Simon (3)	—	—	70,000	—	70,000
Yacov Shamash (4)	—	—	90,000	—	90,000
John Bitzer, III	—	—	60,000	—	60,000
Gerald Catenacci	—	—	60,000	—	60,000
Karol Gray	—	—	60,000	—	60,000
Charles Ryan	—	—	60,000	—	60,000

(1) A 5-year option to purchase 159,000 shares of our Common Stock was granted by the Board to each of the non-employee directors on November 30, 2011 at an exercise price of $0.068 per share.

(2) The table does not include the following stock option grants by the Board of Directors on November 30, 2012: Messrs. Simon, Shamash, Bitzer, Ryan and Ms. Gray each received a 5-year option to purchase 370,477 shares of our Common Stock at an exercise price of $0.1799 per share. Mr. Shamosh was granted a 5-year option to purchase 123,492 shares of our Common Stock at an exercise price of $0.1799 per share. Messrs. Bitzer and Ryan were each granted a 5-year option to purchase 61,745 shares of our Common Stock at an exercise price of $0.1799 per share.

(3) A 5-year option to purchase 158,700 shares of our Common Stock at an exercise price of $0.065 per share was granted to Mr. Simon on December 6, 2011.

(4) A 5-year option to purchase 476,125 shares of our Common Stock at $0.065 per share was granted to Mr. Shamosh on December 6, 2011.

(5) At September 30, 2012, Mr. Simon, Mr. Shamash, Mr. Bitzer, Mr. Catenacci, Ms. Gray and Mr. Ryan had outstanding option awards (including warrants) aggregating 2,233,177, 2,674,094, 1,386,222, 954,000, 1,324,477, and 1,386,222 shares of our Common Stock, respectively.

Certain Relationships and Related Transactions

James A. Hayward

During the fiscal years ended September 30, 2012 and 2011, Dr. James A. Hayward, our President, Chairman and Chief Executive Officer provided $0 and $750,000, respectively, in new loans to and investments in the Company.

Fiscal year ended September 30, 2011. Dr. Hayward participated as an investor in a private placement of our Common Stock on July 15, 2011, described in our Current Report on Form 8-K filed with the SEC on July 15, 2011 (the "Private Placement"), in which he acquired 10,526,316 shares of Common Stock using $500,000 recently advanced to the Company. We also issued Dr. Hayward a one-year note convertible into Common Stock at $.0585 bearing interest at a rate of 4% per annum in the principal amount of $250,000. In 2012, the Company issued 4,444,444 shares of Common Stock in settlement of the notes and related accrued interest.

The foregoing transactions with Dr. Hayward were made on substantially similar terms as transactions with third party investors in our securities during the fiscal years ended September 30, 2012 and 2011.

DivineRune. We acquired rights to certain software and intellectual property pursuant to an agreement we entered into with DivineRune Inc., a secure cloud-computing specialist, on January 25, 2012. DivineRune was issued a 3 year warrant to purchase one million shares of our Common Stock at an exercise price of $0.071 per share vesting in full on the first anniversary of the date of grant as compensation for a license to DivineRune's patent portfolio. We will also share revenues on any future sales of products generated as a result of this agreement. We expect that the partnership will enhance and extend our core anti-counterfeiting, anti-diversion, and security systems into the digital track-and-trace sphere. James A. Hayward, our President, Chairman and Chief Executive Officer, and Yacov Shamash, a member of our Board of Directors, were among the early investors in DivineRune.

Delabarta, Inc. / John Bitzer, III

John Bitzer, III, one of our directors, is President and Chief Executive Officer of ABARTA, Inc., a private, third-generation family holding-company, which owns Delabarta, Inc. On January 7, 2011 Delabarta, Inc. purchased a $750,000 Senior Secured Convertible Note bearing interest at 10% per annum due January 7, 2012. On January 7, 2012, we issued an aggregate of 14,921,324 shares of Common Stock in settlement of the note and related accrued interest. On July 15, 2011, Delabarta, Inc. participated as an investor in the Private Placement and acquired 21,052,632 shares of Common Stock for a purchase price of $1,000,000. In connection with the Private Placement, we agreed to use best efforts to nominate Mr. Bitzer to the Board and elect him as director within 30 days of the closing of the Private Placement and to nominate and include Mr. Bitzer on the slate of nominees for the Board of Directors for election by stockholders at the annual meetings of stockholders for so long as Delabarta, Inc. owns at least 2% of the outstanding shares of Common Stock.

On June 21, 2012, Abarta Partners I, a partnership administered by Mr. Bitzer for which his revocable trust is a partner, purchased 35,576,568 shares of our Common Stock at a purchase price of $0.04336 per share for gross proceeds of $1,542,600 in a private placement transaction.

Neustrada / Gerald Catenacci

Gerald Catenacci, one of our directors, is the Founder and President of Neustrada Capital, LLC, a private investment fund ("Neustrada"). Prior to Mr. Catenacci joining our Board of Directors, Neustrada participated as an investor in the Private Placement and acquired 42,105,263 shares of Common Stock for a purchase price of $2,000,000. In connection with the Private Placement, we agreed to use best efforts to nominate Mr. Catenacci to the Board and elect him as director within 30 days of the closing of the Private Placement and to nominate and include Mr. Catenacci on the slate of nominees for the Board of Directors for election by stockholders at the annual meetings of stockholders for so long as Neustrada owns at least 2% of the outstanding shares of Common Stock. Mr. Catenacci has advised the Company that he will not stand for re-election as a director at the 2013 Annual Meeting of Stockholders.

Dr. Yacov Shamash. See discussion of DivineRune under James A. Hayward above.

Policy and Procedure for Approval of Related Person Transactions

We have a formal policy that requires all related party transactions, which includes transactions with directors, officers and holders of five percent or more of our voting securities and any member of the immediate family of and any entity affiliated with any of the foregoing persons, to be approved by our audit committee. In approving or rejecting any such proposal, our audit committee will consider the relevant facts and circumstances available and deemed relevant to the committee, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party's interest in the transaction.

Director Independence

Our Board of Directors currently consists of seven members: James A. Hayward, Yacov Shamash, Sanford R. Simon, John Bitzer, III, Gerald Catenacci, Karol Gray and Charles Ryan. Messrs. Bitzer, Catenacci and Ryan and Ms. Gray were elected to the Board on August 10, 2011. Mr. Catenacci is not standing for re-election at the 2013 Annual Meeting of Stockholders. Although our securities are not currently listed on a national securities exchange or in an inter-dealer quotation system which has requirements that a majority of the Board of Directors be independent, the Board of Directors has determined that currently and at all times during the fiscal year ended September 30, 2012, each of our directors other than Dr. Hayward are "independent" as defined by the listing standards of the Nasdaq Stock Market, constituting a majority of independent directors of our Board of Directors as required by the rules of the Nasdaq Stock Market. The Board of Directors considers in its evaluation of independence whether any director has a relationship with us that would interfere with the exercise of independent judgment in carrying out his or her responsibilities of a director.

STOCK OWNERSHIP

The following table sets forth certain information regarding the shares of our Common Stock beneficially owned as of January 8, 2013: (i) by each person who is known to us to beneficially own more than 5% of the outstanding Common Stock, (ii) by each of the executive officers named in the table under "Executive Compensation" and by each of our directors, and (iii) by all officers and directors as a group.

Unless otherwise indicated below, each person or entity has an address in care of our principal executive offices at 25 Health Sciences Drive, Suite 215, Stony Brook, New York 11790.

Name and Address of Beneficial Owner	Title of Class	Number of Shares Owned (1)(2)	Percentage of Class (3)
Executive Officers and Directors:			
James A. Hayward	Common Stock	148,611,354(4)	20.1%
Yacov Shamash	Common Stock	2,180,125(5)	*
John Bitzer, III (12)	Common Stock	99,220,845(6)(7)	14.5%
Gerald Catenacci (13)	Common Stock	43,059,263(6)	6.3%
Karol Gray	Common Stock	954,000(6)	*
Charles Ryan	Common Stock	954,000(6)	*
Kurt Jensen	Common Stock	19,250,000(8)	2.7%
Ben Liang	Common Stock	14,903,359(9)	2.1%
Sanford R. Simon	Common Stock	1,862,700(10)	*
All directors and officers as a group (9 persons)	Common Stock	330,995,646(11)	45.7%
5% Stockholders:			
Delabarta, Inc. (12)	Common Stock	98,266,845	14.4%
Neustrada Capital LLC (13)	Common Stock	42,105,263	6.2%
Crede CG II, Ltd. (14)	Common Stock	71,001,190(15)	9.9%

* indicates less than one percent

(1) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to the shares shown. Except as indicated by footnote and subject to community property laws where applicable, to our knowledge, the stockholders named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them. A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days upon the exercise of options, warrants or convertible securities (in any case, the "Currently Exercisable Options"). Each beneficial owner's percentage ownership is determined by assuming that the Currently Exercisable Options that are held by such person (but not those held by any other person) have been exercised and converted.

(2) Does not include unvested shares subject to options granted on July 1, 2010 pursuant to the 2005 Incentive Stock Plan, which vested with respect to 25% of the underlying shares on the date of grant and vest with respect to the remaining shares ratably on each anniversary thereafter until fully vested on the third anniversary of the date of grant, including 2,500,000 to James A. Hayward, 2,500,000 to Kurt H. Jensen and 2,500,000 to Ben Liang. Does not

include 3,750,000 unvested shares subject to options granted on July 11, 2011 to Kurt H. Jensen. The option will vest as follows: 25% on the grant date, and 37.5% on each of the next two anniversaries of the grant date, subject to Mr. Jensen's continuous employment. If our revenues for any fiscal quarter increase by more than $1 million over the prior fiscal quarter, then the vesting date for the next 37.5% tranche will be accelerated. Does not include 15,000,000 unvested shares subject to options granted on July 11, 2011 to James A. Hayward. The option will vest as follows: 25% on the grant date, and 37.5% on each of the next two anniversaries of the grant date. If our revenues for any fiscal quarter increase by more than $1 million over the prior fiscal quarter, then the vesting date for the next 37.5% tranche will be accelerated. Does not include 2,099,367 unvested shares subject to five-year options granted on November 30, 2012 to our non-employee directors. These options will vest in full on the first anniversary on the date of grant.

(3) Based upon a total of 682,398,201 shares of Common Stock outstanding as of January 12, 2013.

(4) Includes 57,200,000 shares underlying currently exercisable options and warrants.

(5) Includes 2,180,125 shares underlying currently exercisable options and warrants.

(6) Includes 954,000 shares underlying currently exercisable options.

(7) Includes 35,576,568 shares of Common Stock owned by Abarta Partners I, a partnership administered by Mr. Bitzer for which his revocable trust is a partner. Mr. Bitzer disclaims beneficial ownership of the shares held by Abarta Partners I, except to the extent of his pecuniary interest therein.

(8) Includes 19,250,000 shares underlying currently exercisable options.

(9) Includes 275,392 shares held by spouse and 14,500,000 shares underlying currently exercisable options.

(10) Includes 1,862,700 shares underlying currently exercisable options and warrants.

(11) Includes 98,808,825 shares underlying currently exercisable options and warrants.

(12) The address of the principal business office for the stockholder is 1000 Gamma Drive, Suite 500, Pittsburgh, PA 15238. John Bitzer, III, one of our directors is President and Chief Executive Officer of the stockholder. Mr. Bitzer disclaims beneficial ownership of the shares held by the stockholder, except to the extent of his pecuniary interest therein.

(13) The address of the principal business office for the stockholder is 767 Third Avenue, 6th floor, New York, NY 10017. Gerald Catenacci, one of our directors is President and Chief Executive Officer of the stockholder. Mr. Catenacci disclaims beneficial ownership of the shares held by the stockholder, except to the extent of his pecuniary interest therein.

(14) The sole stockholder of Crede CG II, Ltd. ("Crede") is Crede Capital Group, LLC. Acuitas Capital Group, LLC holds all of the membership interests of Crede Capital Group, LLC and Terren Peizer holds all of the membership interests of Acuitas Capital Group, LLC. Voting and dispositive power with respect to the shares held by Crede is exercised by Terren Peizer, the sole and Managing Member of Acuitas Capital Group, LLC, Crede Capital Group, LLC

and Managing Director of Crede, who acts as investment advisor to these entities. Terren Peizer, Acuitas Capital Group, LLC and Crede Capital Group, LLC disclaim beneficial ownership with respect to the shares held by Crede.

(15) Includes 34,785,539 shares of Common Stock underlying warrants currently exercisable. Excludes 5,538,041 shares of Common Stock underlying warrants currently exercisable due to a "blocker provision" which prohibits the holder thereof from exercising or exchanging such warrants to the extent (but only to the extent) that such exercise or exchange would result in the beneficial ownership by such holder or any of its affiliates of more than 9.9% of the Common Stock.

Compliance with Section 16(a) of the Securities Exchange Act of 1934

Our Common Stock is not registered pursuant to Section 12 of the Exchange Act of 1934. Our directors, executive officers and the holders of more than 10% of our Common Stock are not subject to Section 16(a), and they were not required to file reports under Section 16(a) for the fiscal year ended September 30, 2012.

OTHER BUSINESS

We do not know of any matters that are to be presented for action at the Annual Meeting other than those set forth above. If any other matters properly come before the Annual Meeting, the persons named in the enclosed form of proxy will vote the shares represented by proxies in accordance with their best judgment on such matters.

STOCKHOLDER PROPOSALS AND NOMINATIONS

In order for a stockholder proposal to be considered for inclusion in the proxy statement for the 2014 annual meeting of stockholders, the written proposal must be received by the Corporate Secretary at the address below. The Corporate Secretary must receive the proposal no later than September 17, 2013. The proposal will also need to comply with the SEC's regulations under Rule 14a-8 regarding the inclusion of stockholder proposals in company sponsored proxy materials. Proposals should be addressed to:

Corporate Secretary
Applied DNA Sciences, Inc.
25 Health Sciences Drive, Suite 215
Stony Brook, New York 11790

For a stockholder proposal that is not intended to be included in the proxy statement for the 2014 annual meeting of stockholders, or if you want to nominate a person for election as a director, you must provide written notice to the Corporate Secretary at the address above. The Secretary must receive this notice not earlier than September 17, 2013 and not later than October 16, 2013. The notice of a proposed item of business must provide information as required in our bylaws which, in general, require that the notice include for each matter a brief description of the matter to be brought before the meeting; the reason for bringing the matter before the meeting; the text of the proposal or matter; your name, address, and number of shares you own beneficially or of record; and any material interest you have in the proposal.

The notice of a proposed director nomination must provide information and documentation as required in our bylaws which, in general, require that the notice of a director nomination include the information about the nominee that would be required to be disclosed in the solicitation of proxies for the election of a director under federal securities laws; the nominee's written consent to be named in the proxy statement as a nominee and to serve as a director if elected; a description of any transaction or arrangement during the last three years between the stockholder making the nomination and the nominee in which the nominee had a direct or indirect material interest; and a completed and signed questionnaire, representation and agreement. A copy of the bylaw requirements will be provided upon request to the Corporate Secretary at the address above.

FORM 10-K

A COPY OF OUR ANNUAL REPORT ON FORM 10-K WILL BE SENT WITHOUT CHARGE TO ANY STOCKHOLDER REQUESTING IT IN WRITING FROM: APPLIED DNA SCIENCES, INC., ATTENTION: DEBBIE BAILEY.

By Order of the Board of Directors

James A. Hayward
Chairman, President and Chief Executive Officer

Stony Brook, New York
January 15, 2013

*** Exercise Your *Right* to Vote ***

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on March 01, 2013

APPLIED DNA SCIENCES, INC.


applieddnasciences
the ultimate reality check

APPLIED DNA SCIENCES, INC.
ATTN: DEBBIE BAILEY
25 HEALTH SCIENCES DRIVE
SUITE 215
STONY BROOK, NY 11790

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Meeting Information

Meeting Type: Annual Meeting
For holders as of: January 02, 2013
Date: March 01, 2013 **Time:** 10:00 AM EST
Location: Center of Excellence in
Wireless and Information Tech.
Stony Brook, NY 11790

You are receiving this communication because you hold shares in the above named company.

This is not a ballot. You cannot use this notice to vote these shares. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. You may view the proxy materials online at *www.proxyvote.com* or easily request a paper copy (see reverse side).

We encourage you to access and review all of the important information contained in the proxy materials before voting.

See the reverse side of this notice to obtain proxy materials and voting instructions.

— Before You Vote —

How to Access the Proxy Materials

Proxy Materials Available to VIEW or RECEIVE:

1. Notice & Proxy Statement 2. Form 10-K

How to View Online:

Have the information that is printed in the box marked by the arrow → XXXX XXXX XXXX (located on the following page) and visit: *www.proxyvote.com.*

How to Request and Receive a PAPER or E-MAIL Copy:

If you want to receive a paper or e-mail copy of these documents, you must request one. There is NO charge for requesting a copy. Please choose one of the following methods to make your request:

1) *BY INTERNET*: www.proxyvote.com
2) *BY TELEPHONE*: 1-800-579-1639
3) *BY E-MAIL**: sendmaterial@proxyvote.com

* If requesting materials by e-mail, please send a blank e-mail with the information that is printed in the box marked by the arrow → XXXX XXXX XXXX (located on the following page) in the subject line.

Requests, instructions and other inquiries sent to this e-mail address will NOT be forwarded to your investment advisor. Please make the request as instructed above on or before February 11, 2013 to facilitate timely delivery.

— How To Vote —

Please Choose One of the Following Voting Methods

Vote In Person: Many shareholder meetings have attendance requirements including, but not limited to, the possession of an attendance ticket issued by the entity holding the meeting. Please check the meeting materials for any special requirements for meeting attendance. At the meeting, you will need to request a ballot to vote these shares.

Vote By Internet: To vote now by Internet, go to *www.proxyvote.com.* Have the information that is printed in the box marked by the arrow → XXXX XXXX XXXX available and follow the instructions.

Vote By Mail: You can vote by mail by requesting a paper copy of the materials, which will include a proxy card.

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Voting items

The Board of Directors recommends you vote FOR the election of each of the named nominees for Director.

1. Election of Directors

Nominees

01 James A. Hayward
02 John Bitzer, III
03 Karol Gray
04 Charles Ryan
05 Yacov Shamash
06 Sanford R. Simon

The Board of Directors recommends you vote FOR Proposal No. 2.

2. Approval of an advisory vote on executive compensation.

The Board of Directors recommends you vote every 3 YEARS with respect to Proposal No. 3.

3. Approval of an advisory vote on the frequency of future executive compensation advisory votes.

The Board of Directors recommends you vote FOR Proposal No. 4.

4. Ratification of the selection of RBSM LLP as our independent registered public accounting firm for the fiscal year ending September 30, 2013.

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.


applieddnasciences
the ultimate reality check

APPLIED DNA SCIENCES, INC.
ATTN: DEBBIE BAILEY
25 HEALTH SCIENCES DRIVE
SUITE 215
STONY BROOK, NY 11790

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

The Board of Directors recommends you vote FOR the election of each of the named nominees for Director.

1. Election of Directors
Nominees

For All	Withhold All	For All Except
☐	☐	☐

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

01 James A. Hayward 02 John Bitzer, III 03 Karol Gray 04 Charles Ryan 05 Yacov Shamash
06 Sanford R. Simon

The Board of Directors recommends you vote FOR Proposal No. 2.

	For	Against	Abstain
2. Approval of an advisory vote on executive compensation.	☐	☐	☐

The Board of Directors recommends you vote every 3 YEARS with respect to Proposal No. 3.

	1 year	2 years	3 years	Abstain
3. Approval of an advisory vote on the frequency of future executive compensation advisory votes.	☐	☐	☐	☐

The Board of Directors recommends you vote FOR Proposal No. 4.

	For	Against	Abstain
4. Ratification of the selection of RBSM LLP as our independent registered public accounting firm for the fiscal year ending September 30, 2013.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

0000154504_1 R1.0.0.51160

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice & Proxy Statement, Form 10-K is/are available at www.proxyvote.com .

APPLIED DNA SCIENCES, INC.
Annual Meeting of Stockholders
March 1, 2013 10:00 AM
This proxy is solicited by the Board of Directors

The stockholder executing and delivering this Proxy hereby appoints Ms. Debbie Bailey and Mr. Kurt Jensen and each of them as Proxies, with full power of substitution, and hereby authorizes them to represent and vote, as designated below, all shares of common stock, $0.001 par value per share, of Applied DNA Sciences, Inc. held of record by the undersigned as of January 2, 2013, at the Annual Meeting of Stockholders of Applied DNA Sciences, Inc., to be held at the Center of Excellence in Wireless and Information Technology, Stony Brook, New York 11790, at 10:00 a.m., local time, on Friday, March 1, 2013, or at any postponements or adjournments of the meeting.

The undersigned hereby acknowledges receipt of the Notice of the Annual Meeting of Stockholders and the Proxy Statement accompanying such Notice, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned's shares and hereby ratifies and confirms all that said proxies, their substitutes, or any of them, may lawfully do by virtue thereof.

This Proxy when properly executed will be voted in the manner directed herein by the undersigned stockholder. If no direction is made, this Proxy will be in accordance with the recommendations of our Board of Directors and for such other matters as may properly come before the meeting as said proxies deem advisable.

THIS PROXY SHOULD BE MARKED, DATED AND SIGNED BY THE STOCKHOLDER(S) EXACTLY AS SUCH STOCKHOLDER'S NAME APPEARS HEREON AND RETURNED PROMPTLY IN THE ENCLOSED ENVELOPE. PERSONS SIGNING IN A FIDUCIARY CAPACITY SHOULD SO INDICATE. IF SHARES ARE HELD BY JOINT TENANTS OR AS COMMUNITY PROPERTY, BOTH SHOULD SIGN.

Continued and to be signed on reverse side

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